RECEIVED
2007 JAN 17 A 11:41
FICE OF ...
CORPORA...

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

07020391

8 January 2007

Ladies and Gentlemen:

SUPPL

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8597 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

For and on behalf of
FIBERWEB PLC

PROCESSED

JAN 19 2007

THOMSON
FINANCIAL

1/18

Lucille Dolor
Company Secretary

List of Documents Submitted herewith persuant to Rule 12g3-2(b) Exemption

Date	Announcement via RNS
20 November 2006	Director/PDMR Shareholding
21 November 2006	Notification of Major Interests
22 November 2006	Notification of Major Interests
22 November 2006	Notification of Major Interests
22 November 2006	Notification of Major Interests
23 November 2006	Notification of Major Interests
23 November 2006	Notification of Major Interests
23 November 2006	Notification of Major Interests
24 November 2006	Disposal of interest in CNC International Co Ltd
24 November 2006	Notification of Major Interests
24 November 2006	Notification of Major Interests
27 November 2006	Notification of Interests of Directors and PDMRs
27 November 2006	Notification of Major Interests
28 November 2006	Notification of Major Interests
28 November 2006	Notification of Interests of Directors and PDMRs
29 November 2006	Notification of Major Interests
29 November 2006	Notification of Major Interests
29 November 2006	Notification of Major Interests
30 November 2006	Notification of Major Interests
4 December 2006	Notification of Interests of Directors and PDMRs
4 December 2006	Notification of Major Interests
4 December 2006	Notification of Major Interests
5 December 2006	Notification of Major Interests
5 December 2006	Notification of Major Interests
6 December 2006	Notification of Major Interests
11 December 2006	Supply Agreement
11 December 2006	Notification of Interests of Directors and PDMRs
13 December 2006	Notification of Major Interests
13 December 2006	Notification of Major Interests
15 December 2006	Notification of Major Interests
15 December 2006	Notification of Major Interests
21 December 2006	Notification of Major Interests

Date	Announcement via RNS
21 December 2006	Total Voting Rights
22 December 2006	Notification of Major Interests
28 December 2006	Notification of Major Interests
November 2006	Prospectus for Fiberweb plc – Introduction to the Official List
	Filings to Companies House
22 September 06	Form 123
18 September 2006	Form 43(3) – application for reregistration from private to plc
18 September 2006	Form 43(3)e – declaration on reregistration from private to plc
18 September 2006	Auditors Statement
18 September 2006	Auditors Report
18 September 2006	Balance Sheet
18 September 2006	Reregistration memorandum and Articles
18 September 2006	Cert5 – Certificate of reregistration from private company to plc
25 September 2006	288a Director appointed
24 October 2006	225 – Shorten accounting reference date
13 November 2006	Resolution re Share Matching Plan
23 November 2006	88(2) Return of Allotment of Shares
23 November 2006	88(2) Return of Allotment of Shares
23 November 2006	Intra Group Share Purchase Agreement
23 November 2006	Resolution re Share Purchase Agreement

823504-3

Regulatory Announcement

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:24 28-Dec-06
Number	70710

RNS Number:70710
Fiberweb Plc
28 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	5,938,499
Goldman Sachs Securities (Nominees) Limited	7,225

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class

   Not disclosed

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class

   -

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

27 December 2006

12. Total holding following this notification

5,945,724

13. Total percentage holding of issued class following this notification

4.86%

14. Any additional information

15. Name of contact and telephone number for queries

Elaine Palmer 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

Lucille Dolor

Company Secretary

Date of notification

28 December 06

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:48 22-Dec-06
Number	5492O

RNS Number:5492O
Fiberweb Plc
22 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the

   number of shares held by each of them

Goldman Sachs International	6,118,371
Goldman Sachs Securities (Nominees) Limited	7,225

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class

   Not disclosed

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class

-

9. Class of security

   Ordinary shares of 5p each.

10. Date of transaction

   Not disclosed.

11. Date company informed

   21 December 2006

12. Total holding following this notification

   6,118,371

13. Total percentage holding of issued class following this notification

   5.00%

14. Any additional information

   -

15. Name of contact and telephone number for queries

   Elaine Palmer 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

   Lucille Dolor

   Company Secretary

   Date of notification

   22 December 06

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 JAN 17 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company-Amend
Released	14:34 21-Dec-06
Number	4717O

RNS Number:4717O
Fiberweb Plc
21 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The following amendment has been made to RNS 0153O released on 15 December at 13.07:

F&C Asset Management plc have confirmed that the above announcement RNS 0153O contained trades which were subsequently cancelled. Below is a revised announcement:

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   F & C Asset Management plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   HSBC GS Nominees Limited - 5,659,972 (4.62%)
   Other registered holders not disclosed.

5. Number of shares / amount of stock acquired

   1,387,697

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   1.13%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   N/A

9. Class of security

Ordinary shares of 5p

10. Date of transaction

14, 15 and 19 December 2006

11. Date listed company informed

20 December 2006

12. Total holding following this notification

13,954,779

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

11.40%

14. Any additional information

The 4.62% holding referred to in 4. above is in respect of FPCP Equity Fund, as a client of F&C Asset Management plc

15. Name of contact and telephone number for queries

Elaine Palmer
020 8439 8597

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary
Date of notification
21 December 2006

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Total Voting Rights
Released	14:30 21-Dec-06
Number	4727O

RNS Number:4727O
Fiberweb Plc
21 December 2006

22 December 2006

FIBERWEB PLC (the "Company")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, the Company would like to notify the market of the following:

The Company's capital consists of 122,440,375 ordinary shares of 5p each with voting rights. No shares are currently held in treasury.

Therefore, the total number of voting rights in the Company is 122,440,375.

The above figure (122,440,375) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:37 15-Dec-06
Number	9962N

RNS Number:9962N
Fiberweb Plc
15 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   F & C Asset Management plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   HSBC GS Nominees Limited - 5,465,449 (4.46%)
   Other registered holders not disclosed.

5. Number of shares / amount of stock acquired

   1,552,999

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   1.27%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   N/A

9. Class of security

   Ordinary shares of 5p

10. Date of transaction

    13 December 2006

11. Date listed company informed

14 December 2006

12. Total holding following this notification

12,567,082

13. Total percentage holding of issued class following this notification
any treasury shares held by the listed company should not
be taken into account when calculating percentage)

10.26%

14. Any additional information

The 4.46% holding referred to in 4. above is in respect of FPCP Equity Fund,
as a client of F&C Asset Management plc

15. Name of contact and telephone number for queries

Lucille Dolor
020 8439 8597

16. Name and signature of duly authorised officer of the listed company responsi
for making this notification

Lucille Dolor
Company Secretary
Date of notification
15 December 2006

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:46 13-Dec-06
Number	8388N

RNS Number:8388N
Fiberweb Plc
13 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	5,998,058
Goldman Sachs Securities (Nominees) Limited	7,225

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class

   Not disclosed

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class

-

9. Class of security

   Ordinary shares of 5p each.

10. Date of transaction

    Not disclosed.

11. Date company informed

    12 December 2006

12. Total holding following this notification

    6,005,283

13. Total percentage holding of issued class following this notification

    4.90%

14. Any additional information

    -

15. Name of contact and telephone number for queries

    Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

    Lucille Dolor

    Company Secretary

    Date of notification

    13 December 06

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:16 13-Dec-06
Number	8329N

RNS Number:8329N
Fiberweb Plc
13 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   FPCP Equity Fund as a client of F&C Asset Management plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   HSBC GS Nominees Limited

5. Number of shares / amount of stock acquired

   949,857

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   0.78%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   N/A

9. Class of security

   Ordinary shares of 5p

10. Date of transaction

    11 November 2006

11. Date listed company informed

12 November 2006

12. Total holding following this notification

4,026,400

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.29%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor
020 8439 8597

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary
Date of notification
13 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	11:56 11-Dec-06
Number	6202N

RNS Number:6202N
Fiberweb Plc
11 December 2006

11 December 2006

FIBERWEB PLC (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has today received notification that Malcolm Coster acquired 132,285 ordinary 5p shares of the Company at £1.88986 per share on 11 December 2006.

The acquisition of ordinary shares is in accordance with the terms of Mr Coster's appointment under which he agreed to invest up to £250,000 in the ordinary shares of the Company within 30 days of the date of the demerger of the Company from BBA Group (now BBA Aviation plc).

Mr Coster's total beneficial holding following this notification is 132,285 ordinary shares.

This notification is made pursuant to DR3.1.4(R)(1)a and DR3.1.4(R)(1)b.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Supply Agreement
Released	07:01 11-Dec-06
Number	5882N

RNS Number:5882N
Fiberweb Plc
11 December 2006

Date: 11 December 2006

Fiberweb plc

Fiberweb Announces Supply Agreement with Procter & Gamble

Fiberweb announces today that it has signed an agreement with Procter & Gamble (P&G) extending the global supply arrangements of various spunbond nonwoven products by Fiberweb to P&G, primarily for consumer goods applications. The agreement runs for several years, and is for the supply of in aggregate around 250,000 metric tonnes of product worth some £330 million of revenue. This agreement successfully concludes the tender process referenced in Fiberweb's recent Prospectus.

P&G, which has market leading global positions in baby care, laundry products and feminine care, has been Fiberweb's largest customer for many years. This further agreement represents significant growth in Fiberweb's supply relationship with P&G for these products and cements a strong relationship based upon customer-centred innovation, high-quality global supply arrangements and a competitive value proposition.

Investment to support this contract was already included in Fiberweb's expectations at the time of the demerger. However, Fiberweb will accelerate incremental P&L costs of £2.5m associated with this new supply arrangement into 2007, earlier than originally expected.

Fiberweb's Chief Executive, Daniel Dayan, commented: "I am delighted that we have been able to meet P&G's demanding commercial requirements to secure a mutually advantageous agreement of this scale and global scope. Fiberweb has embarked on an ambitious turnaround and growth strategy and the strong backing that this agreement represents from our largest customer provides a solid base for our hygiene business."

\- ENDS -

Enquiries:

Fiberweb plc Daniel Dayan, Chief Executive Simon Bowles, Chief Financial Officer	0208 439 8594
Weber Shandwick Square Mile Ian Bailey / Nick Dibden / James White	0207 067 0700

Notes to Editors:

Fiberweb plc, recently demerged from BBA Aviation plc, is one of the largest groups by sales that operates globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories.

In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes. Within its industrial specialities division, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof-lining), pool and spa filtration media and fabric softener sheets.

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	13:31 06-Dec-06
Number	3673N

RNS Number:3673N
Fiberweb Plc
06 December 2006

6 December 2006

FIBERWEB PLC

Disclosure of Interest in Shares

Fiberweb plc received notification on 6 December from Barclays PLC confirming that at the close of business on 1 December 2006, they no longer had a notifiable interest in the Ordinary Shares of the Company.

Name of contact and telephone number for queries.

Lucille Dolor
Company Secretary
Tel: 020 8439 8597

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:35 05-Dec-06
Number	2761N

RNS Number:2761N
Fiberweb Plc
05 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Fiberweb plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above,

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Shares
Bank of New York, London	54,000
Citibank NA, London	218,056
JPMorgan Chase Bank, London	3,811,315
Mellon Bank NA, London	14,417
Northern Trust Company, Brussels	53,137
State Street Bank, London	2,300,675

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed
-

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
-

9. Class of security

Ordinary shares of 5p

10. Date of transaction

Not disclosed

11. Date listed company informed

4 December 2006

12. Total holding following this notification

6,451,600

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.27%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 020 8439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor, Company Secretary

Date of notification
5 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:34 05-Dec-06
Number	2760N

RNS Number:2760N
Fiberweb Plc
05 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   Schroders plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder named in 2, non beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees	3,517,715
Banque Internationale a Luxembourg SA	25,000
BNY (OCS) Nominees Limited a/c 219021	148,791
Chase Nominees limited	4,694,132
Citibank	346,745
HSBC Global Custody Nominee (UK) Ltd ac 771401	24,201
Investors Trust & Custodial Services	22,500
JP Morgan Bank Luxembourg SA	372,448
Mellon Nominees (UK) Ltd	65,926
Mellon Trust	118,750
MSS Nominees Limited a/c 756593	80,167
Nortrust Nominees Limited	1,526,337
Nutraco Nominees LImited	22,900
Pictet & Cie	399,399
RBSTB Nominees Limited	409,039
State Street Bank and Trust Co	300,605
State Street Nominees Limited	773,089
State Street Nominees Limited ac 823666	176,025
State Street Nominees Limited ac 823812	40,725
State Street Nominees Limited ac 823654	156,550
Schroders Investment Management Limited	15,991
State Street	20,498
HSBC	314,435
Sumito Trust & Banking Co	3,800
Chase Nominees	62,549
Sumitomo Trust & Banking	3,800

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date listed company informed

4 December 2006

12. Total holding following this notification

13,642,117

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

11.14%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 020 8439 8597

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary
Date of notification 5 December 2006

any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	17:16 04-Dec-06
Number	2243N

RNS Number:2243N
Fiberweb Plc
04 December 2006

4 December 2006

FIBERWEB PLC (the "Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

i. Halifax EES Trustees International Limited (the "Trustees"), acting as trustees of the Fiberweb Employee Benefit Trust (the "Trust") notified the Company on 1 December 2006 that it purchased 13,500 ordinary 5p shares in the Company on 30 November 2006 at 183p per share. The shares were acquired by the Trustees in connection with the delivery of awards made under the BBA 2006 Annual Bonus Scheme.

Following the transaction, the Trust holds 150,262 shares in the Company representing 0.12% of the Company's issued share capital.

The Trust is a discretionary trust for the benefit of directors and employees of the Company and any subsidiary of the Company.

The Executive Directors and PDMRs of the Company are potential beneficiaries of the Trust and are deemed to be interested in the shares acquired by the Trustees and the dealings thereof for the purposes of Section 324 of the Companies Act 1985.

ii) The Directors and PDMRs listed below were allocated beneficial interests (as stated in the table below) in the Company's ordinary 5p shares in accordance with the terms of the BBA 2006 Annual Bonus Scheme on 1 December 2006.

The Trustees retain legal ownership of the shares until 1 June 2007 and the shares are subject to restrictions on sale or transfer and are subject to forfeiture in certain circumstances.

In accordance with the Bonus Scheme Rules, the share price for the purposes of calculating the allocation was 185.05p being the average price of a Fiberweb plc ordinary share for the period 20 to 24 November 2006.

Name of Director / PDMR	No. of Shares Allocated	Total Number of Shares held following this notification	Notification in respect of DR3.1.4(R)(1)(a) o

		(beneficial holding)	DR3.1.4 (R)(1)(b)
Daniel Dayan	72,961	78,961	Both
Simon Bowles	28,198	28,198	Both
Gianluigi Fornoni	10,399	10,399	DR 3.1.4(R)(1)(a)
Derek Anderson	11,802	11,802	DR 3.1.4(R)(1)(a)
David Rousse	9,236	9,236	DR 3.1.4(R)(1)(a)
Bridget Bradshaw	16,449	16,449	DR 3.1.4(R)(1)(a)

Following these allocations, the Trustees retain a beneficial interest in 1,217 unallocated shares held in the Trust.

This notification is made pursuant to Section 324 of the Companies Act 1985 and in accordance with DR3.1.4(R)(1).

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:46 04-Dec-06
Number	1683N

RNS Number:1683N
Fiberweb Plc
04 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	6,137,611
Goldman Sachs Securities (Nominees) Limited	7,474

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

1 December 06

12. Total holding following this notification

6,145,085

13. Total percentage holding of issued class following this notification

5.02%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for

making this notification

Lucille Dolor

Company Secretary

Date of notification

4 December 06

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:54 04-Dec-06
Number	1696N

RNS Number:1696N
Fiberweb Plc
04 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   Schroder Investment Management Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder named in 2, non beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees	3,233,536
Banque Internationale a Luxembourg SA	25,000
BNY (OCS) Nominees Limited a/c 219021	148,791
CDC IXIX	508,325
Chase Nominees Limited	4,591,515
Citibank	137,291
HSBC Global Custody Nominee (UK) Ltd ac 771401	24,201
Investors Trust & Custodial Services	22,500
JP Morgan Bank Luxembourg SA	307,018
Mellon Nominees (UK) Ltd	65,926
Mellon Trust	118,750
MSS Nominees Limited a/c 756593	80,167
Nortrust Nominees Limited	1,454,337
Nutraco Nominees LImited	22,900
Pictet & Cie	144,399
RBSTB Nominees Limited	409,039
State Street Bank and Trust Co	300,605
State Street Nominees Limited	607,090
State Street Nominees Limited ac 823666	176,025
State Street Nominees Limited ac 823812	40,725
State Street Nominees Limited ac 823654	156,550
Schroders Investment Management Limited	15,991
State Street	20,498
HSBC	124,530
Sumitomo Trust & Banking Co	3,800

Chase Nominees	62,549
Sumito Trust & Banking	3,800

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   Not disclosed

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   -

9. Class of security

   Ordinary 5p shares

10. Date of transaction

    Not disclosed

11. Date listed company informed

    1 December 2006

12. Total holding following this notification

    12,805,858

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    10.46%

14. Any additional information

15. Name of contact and telephone number for queries

    Lucille Dolor 020 8439 8597

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

    Lucille Dolor
    Company Secretary
    Date of notification 4 December 2006

from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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RECEIVED

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:51 30-Nov-06
Number	0154N

RNS Number:0154N
Fiberweb Plc
30 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non-beneficial.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   JP Morgan, Bournemouth 8,039,958
   JP Morgan, Bournemouth 1,027,850

5. Number of shares / amount of stock acquired

   1,300,000

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   1.06%

7. Number of shares / amount of stock disposed
   -

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
   -

9. Class of security

   Ordinary shares of 5p each.

10. Date of transaction

Not disclosed

11. Date listed company informed

    29 November 2006

12. Total holding following this notification

    9,067,808

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    7.41%

14. Any additional information

    -

15. Name of contact and telephone number for queries

    Lucille Dolor
    0208 439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

    Lucille Dolor
    Company Secretary

    Date of notification
    30 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:43 29-Nov-06
Number	9465M

RNS Number:9465M
Fiberweb Plc
29 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   Franklin Resources, Inc. and its affiliates.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above,

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Shares
Citibank NA, London	218,056
JPMorgan Chase Bank, London	2,967,315
Mellon Bank NA, London	14,417
Northern Trust Company, Brussels	53,137
State Street Bank, London	2,118,675

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   Not disclosed.

7. Number of shares / amount of stock disposed
   -

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
   -

9. Class of security

Ordinary shares of 5p

10. Date of transaction

Not disclosed

11. Date listed company informed

29 November 2006

12. Total holding following this notification

5,371,600

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.39%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 020 8439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor, Company Secretary

Date of notification
29 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:40 29-Nov-06
Number	9374M

RNS Number:9374M
Fiberweb Plc
29 November 2006

29 November 2006

FIBERWEB PLC

Disclosure of Interest in Shares

Fiberweb plc (the "Company") received notification on 29 November 2006 from Prudential plc confirming that at the close of business on 28 November 2006 they, and all their subsidiary companies, no longer had a notifiable interest in the Ordinary Shares of the Company.

Name of contact and telephone number for queries.

Lucille Dolor
Company Secretary
Tel: 020 8439 8597

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:25 29-Nov-06
Number	9000M

RNS Number:9000M
Fiberweb Plc
29 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   Franklin Resources, Inc. and its affiliates.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above,

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Shares
Citibank NA, London	218,056
JPMorgan Chase Bank, London	2,118,315
Mellon Bank NA, London	14,417
Northern Trust Company, Brussels	53,137
State Street Bank, London	1,742,675

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   Not disclosed

7. Number of shares / amount of stock disposed

   Not disclosed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   Not disclosed

9. Class of security

Ordinary shares of 5p

10. Date of transaction

Not disclosed

11. Date listed company informed

28 November 2006

12. Total holding following this notification

4,146,600

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.39%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 020 8439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor, Company Secretary

Date of notification
29 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	17:32 28-Nov-06
Number	8720M

RNS Number:8720M
Fiberweb Plc
28 November 2006

28 November 2006

Director / PDMR Holdings

Fiberweb plc (the "Company")

In accordance with its obligations under Disclosure Rule 3.1.4(R), the Company notifies that the following Nil-Cost or Conditional Awards ("Awards") over the Company's ordinary shares of 5p each were made to the Directors and PDMRs listed below on 27 November 2006 under the Fiberweb Long-Term Incentive Plan (the "Plan").

The Demerger Awards will normally vest either on the second anniversary and the Normal Awards will vest third anniversary of the Award grant date or, if later, the date that the Remuneration Committee of the Company determines whether or not the performance conditions attaching to such Awards have been satisfied.

Conditional Awards will be released to the Director / PDMR and Nil-Cost Awards will become exercisable at nil-cost in accordance with the Plan Rules.

Name of Director/ PDMR	No.of Shares Demerger Awards	No. of Shares Normal Awards	Total no. of Shares held under all awards	Type of Award	Notification in respect of DR3.1.4(R)(1)(a) DR3.1.4 (R)(1)(b
Daniel Dayan	155,634	155,634	311,268	Nil Cost	Both
Simon Bowles	86,463	86,463	172,926	Nil Cost	Both
Gianluigi Fornoni	80,415	80,415	160,830	Nil Cost	DR 3.1.4(R)(1)(
Derek Chan	57,548	57,548	115,096	Nil Cost	DR 3.1.4(R)(1)(
Derek Anderson	59,935	59,935	119,870	Conditional	DR 3.1.4(R)(1)(
David Rousse	59,935	59,935	119,870	Conditional	DR 3.1.4(R)(1)(
Carsten Heldmann	38,002	38,002	76,004	Nil Cost	DR 3.1.4(R)(1)(
Bridget Bradshaw	56,201	56,201	112,402	Nil Cost	DR 3.1.4(R)(1)(
Anthony Holland	31,073	31,073	62,146	Nil Cost	DR 3.1.4(R)(1)(
Chris Ambler	35,126	35,126	70,252	Nil Cost	DR 3.1.4(R)(1)(
Lucille Dolor	25,939	25,939	51,878	Nil Cost	DR 3.1.4(R)(1)(
Christof Nelischer	27,020	27,020	54,040	Nil Cost	DR 3.1.4(R)(1)(
Kate Miles	31,073	31,073	62,146	Nil Cost	DR 3.1.4(R)(1)(

No consideration is payable for the grant of Awards.

The notification of these Awards is intended to satisfy the Company's obligations under section 324 of the Companies Act 1985 and Disclosure Rule

3.1.4.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:26 28-Nov-06
Number	8233M

RNS Number:8233M
Fiberweb Plc
28 November 2006

28 November 2006

FIBERWEB PLC

Disclosure of Interest in Shares

Fiberweb plc received notification on 27 November 2006 from UBS AG confirming that at the close of business on 22 November 2006, they no longer had a notifiable interest in the Ordinary Shares of the Company.

Name of contact and telephone number for queries.

Lucille Dolor

Company Secretary

Tel: 020 8439 8597

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:55 27-Nov-06
Number	7779M

RNS Number:7779M
Fiberweb Plc
27 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   Barclays PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder named in 2 above, non beneficial.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	Account	
Barclays Capital Nominees Limited		42,882
Barclays Capital Nominees Limited		951,488
Chase Nominees	16376	64,302
Chase Nominees	28270	42,334
Gerrard Nominees Limited	602394	250
Gerrard Nominees Limited	605704	225
Gerrard Nominees Limited	607205	575
Gerrard Nominees Limited	611717	937
Gerrard Nominees Limited	717906	500
Gerrard Nominees Limited	639353	375
Gerrard Nominees Limited	659792	400
Gerrard Nominees Limited	660137	300
Gerrard Nominees Limited	660302	1,000
Gerrard Nominees Limited	660430	157
Gerrard Nominees Limited	660632	550
Gerrard Nominees Limited	660758	2,500
Gerrard Nominees Limited	660968	1,025
Gerrard Nominees Limited	768557	3,458
Gerrard Nominees Limited	770101	2,000
Gerrard Nominees Limited	774160	550
Gerrard Nominees Limited	781271	2,200
Greig Middleton Nominees Ltd		117,653
Investors Bank and Trust Co		113,369
Investors Bank and Trust Co		57,582
JP Morgan (BGI Custody)	16331	31,127
JP Morgan (BGI Custody)	16338	7,201
JP Morgan (BGI Custody)	16341	68,037

JP Morgan (BGI Custody)	16342	16,144
JP Morgan (BGI Custody)	16400	970,285
JP Morgan (BGI Custody)	16482	545,619
JP Morgan (BGI Custody)	18408	9,449
JP Morgan Chase Bank		1,778
JP Morgan Chase Bank		137,416
JP Morgan Chase Bank		8,462
Mitsui Asset		2,181
R C Greig Nominees Limited		351,735
R C Greig Nominees Limited		20,547
R C Greig Nominees Limited		15,438
R C Greig Nominees Limited		145,736
R C Greig Nominees Limited		34,758
R C Greig Nominees Limited		19,328
Trust & Custody Services Bank		2,048

5. Number of shares / amount of stock acquired

   -

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   -

7. Number of shares / amount of stock disposed

   1,423,016

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   1.16%

9. Class of security

   Ordinary shares of 5p

10. Date of transaction

    Not disclosed

11. Date listed company informed

    27 November 2006

12. Total holding following this notification

    3,793,901

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.10%

14. Any additional information
    -

15. Name of contact and telephone number for queries

    Lucille Dolor 020 8439 8590

16. Name and signature of duly authorised officer of the listed company

responsible for making this notification

Lucille Dolor, Company Secretary

Date of notification
27 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	14:59 27-Nov-06
Number	7681M

RNS Number:7681M
Fiberweb Plc
27 November 2006

27 November 2006

FIBERWEB PLC (the "Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Halifax EES Trustees International Limited (the "Trustees"), acting as trustees of the Fiberweb Employee Benefit Trust (the "Trust") notified the Company on 24 November 2006 that it purchased 136,762 ordinary 5p shares in the Company on Friday 24 November 2006 at an average price of 184.99p per share. The shares were acquired by the Trustees in connection with the delivery of awards made under the BBA 2006 Annual Bonus Scheme.

Following the transaction, the Trust holds 136,762 shares in the Company representing 0.11% of the Company's issued share capital.

The Trust is a discretionary trust for the benefit of directors and employees of the Company and any subsidiary of the Company.

The Executive Directors and PDMRs of the Company are potential beneficiaries of the Trust and are deemed to be interested in the shares acquired by the Trustees and the dealings thereof for the purposes of Section 324 of the Companies Act 1985.

This notification is made pursuant to Section 324 of the Companies Act 1985 and in accordance with DR3.1.4(R)(1).

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:30 24-Nov-06
Number	6978M

RNS Number:6978M
Fiberweb Plc
24 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UbS Global Asset Management (Life) Ltd	150,000
UBS AG London Branch	3,684,513
UBS AG Australia Branch	50,000

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class

   Not disclosed

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class

   -

9. Class of security

   Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

24 November 2006.

12. Total holding following this notification

3,884,513

13. Total percentage holding of issued class following this notification

3.17%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification
24 November 2006

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:29 24-Nov-06
Number	6585M

RNS Number:6585M
Fiberweb Plc
24 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	5,791,305
Godlman Sachs Securities (Nominees) Limited	7,497

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class

   Not disclosed

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class

   -

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

23 November 2006.

12. Total holding following this notification

5,798,802

13. Total percentage holding of issued class following this notification

4.74%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

Lucille Dolor

Company Secretary

Date of notification

24 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Disposal
Released	07:00 24-Nov-06
Number	6460M

RNS Number:6460M
Fiberweb Plc
24 November 2006

Date: 24 November 2006

FIBERWEB plc
('Fiberweb' or the 'Group')

Disposal of interest in CNC International Company Limited

Fiberweb plc, one of the largest groups by sales operating globally in the nonwovens industry, is pleased to announce that it has completed the sale of its 50% interest in CNC International Company Limited (CNC), Thailand to its joint venture partner CPPC Public Company Limited for total proceeds of US $10.25 million (circa £5.4 million) in cash. The proceeds from the sale will be used to reduce Group debt.

CNC, which is based in Thailand, is a producer of nonwoven materials for hygiene and medical markets. Fiberweb will continue purchasing materials from CNC for certain of its Asian operations and customers.

While the CNC joint venture has been successful for both partners over many years, the interests of Fiberweb and CPPC have gradually diverged and it has become clear that CNC would benefit from being controlled by a single shareholder.

Daniel Dayan, Chief Executive of Fiberweb, commented: "As Fiberweb begins its existence as an independent public company and continues to progress its turnaround strategy, all aspects of the business will be examined. While CNC has been a successful joint venture, there are many other opportunities for Fiberweb to grow its business in Asia."

- ENDS -

Enquiries:

Fiberweb plc 0208 439 8594
Daniel Dayan, Chief Executive
Simon Bowles, Chief Financial Officer

Weber Shandwick Square Mile 0207 067 0700
Ian Bailey / Nick Dibden / James White

Notes to Editors:
Fiberweb plc, recently demerged from BBA Aviation plc, is one of the largest groups by sales that operates globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories.

In its hygiene division, Fiberweb produces a variety of nonwoven materials for

use in diapers, feminine hygiene protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes.

Within its industrial specialities division, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof-lining), pool and spa filtration media and fabric softener sheets.

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:57 23-Nov-06
Number	6255M

RNS Number:6255M
Fiberweb Plc
23 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	Account	Holding
Bank of Ireland 426353	426353	226,012
Bank of New York		8,770
Barclays Capital Nominees Limited		42,882
Barclays Capital Nominees Limited		825,744
BOISS Nominees Ltd 4224361	4224361	123,397
Barclays Global Investors Canada		9,064
Chase Nominees	16376	64,302
Chase Nominees	28270	42,334
Gerrard Nominees Limited	602394	250
Gerrard Nominees Limited	605704	225
Gerrard Nominees Limited	607205	575
Gerrard Nominees Limited	608459	250
Gerrard Nominees Limited	611717	937
Gerrard Nominees Limited	717906	500
Gerrard Nominees Limited	639353	375
Gerrard Nominees Limited	659792	400
Gerrard Nominees Limited	660137	300
Gerrard Nominees Limited	660302	1,000
Gerrard Nominees Limited	660430	157
Gerrard Nominees Limited	60632	550
Gerrard Nominees Limited	660758	2,500
Gerrard Nominees Limited	660968	1,025
Gerrard Nominees Limited	768557	3,458
Gerrard Nominees Limited	770101	2,000
Gerrard Nominees Limited	774160	550
Gerrard Nominees Limited	781272	2,200
Greig Middleton Nominees Ltd		117,653

Investors Bank and Trust Co		482,732
Investors Bank and Trust Co		753,948
JP Morgan (BGI Custody)	16331	31,127
JP Morgan (BGI Custody)	16338	7,201
JP Morgan (BGI Custody)	16341	68,037
JP Morgan (BGI Custody)	16342	16,144
JP Morgan (BGI Custody)	16400	970,285
JP Morgan (BGI Custody)	16482	545,619
JP Morgan (BGI Custody)	18408	9,449
JP Morgan Chase Bank		10,640
JP Morgan Chase Bank		3,925
JP Morgan Chase Bank		137,416
JP Morgan Chase Bank		8,462
Mellon Trust - US Custodian/Mitsui Asset		4,889
Mitsui Asset		2,181
R C Greig Nominees Limited		369,302
R C Greig Nominees Limited		27,807
R C Greig Nominees Limited		19,437
R C Greig Nominees Limited		153,912
R C Greig Nominees Limited		37,539
R C Greig Nominees Limited		20,578
State Street Boston		56,829
Trust & Custody Services Bank		2,048

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

23 November 2006.

12. Total holding following this notification

5,216,917

13. Total percentage holding of issued class following this notification

4.26

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification

23 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	13:50 23-Nov-06
Number	6075M

RNS Number:6075M
Fiberweb Plc
23 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non-beneficial.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   J P Morgan, Bournemouth - 6,892,458
   J P Morgan, Bournemouth - 875,350

5. Number of shares / amount of stock acquired

   2,313,250

6. Percentage of issued class

   1.89%

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class

   -

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

23 November 2006.

12. Total holding following this notification

7,767,808

13. Total percentage holding of issued class following this notification

6.34%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification

23 November 2006

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:16 23-Nov-06
Number	5957M

RNS Number:5957M
Fiberweb Plc
23 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   One East Partners Master, LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   One East Partners Master, LP

5. Number of shares / amount of stock acquired

   Not disclosed.

6. Percentage of issued class

   Not disclosed.

7. Number of shares / amount of stock disposed

   Not disclosed.

8. Percentage of issued class

   Not disclosed.

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

23 November 2006.

12. Total holding following this notification

3,876,725

13. Total percentage holding of issued class following this notification

3.17%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification

23 November 2006

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:18 22-Nov-06
Number	5290M

RNS Number:5290M
Fiberweb Plc
22 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non-beneficial.

4. Name of the registered holder(s) and, if more than one holder, the of shares held by each of them

   J P Morgan, Bournemouth - 4,853,158
   J P Morgan, Bournemouth - 601,400

5. Number of shares / amount of stock acquired

   1,287,300

6. Percentage of issued class

   1.05%

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class

-

9. Class of security

   Ordinary shares of 5p each.

10. Date of transaction

    Not disclosed.

11. Date company informed

    22 November 2006.

12. Total holding following this notification

    5,454,558

13. Total percentage holding of issued class following this notification

    4.45%

14. Any additional information

    -

15. Name of contact and telephone number for queries

    Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

    Lucille Dolor
    Company Secretary

    Date of notification
    22 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:16 22-Nov-06
Number	5288M

RNS Number:5288M
Fiberweb Plc
22 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   Prudential plc and certain subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP MORGAN NOMINEES	215,300
MAGNUM HSBC GIS NOM(UK)SALI	46,489
PRUCLT HSBC GIS NOM(UK)PAC AC	2,450,797
PRUCLT HSBC GIS NOM(UK)PHL AC	112,207
PRUCLT HSBC GIS NOM(UK)PPL AC	671,738
PRUCLT HSBC GIS NOM(UK)EQBF AC	21,381
PRUCLT HSBC GIS NOM(UK)HYBF AC	40,277
PRUCLT HSBC GIS NOM(UK)MNBF AC	32,032
PRUCLT HSBC GIS NOM(UK)PENE AC	127,051

5. Number of shares / amount of stock acquired

   Not disclosed.

6. Percentage of issued class

Not disclosed.

7. Number of shares / amount of stock disposed

Not disclosed.

8. Percentage of issued class

Not disclosed.

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

22 November 2006.

12. Total holding following this notification

3,717,272

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for

making this notification

Lucille Dolor
Company Secretary

Date of notification
22 November 2006

from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:13 22-Nov-06
Number	5286M

RNS Number:5286M
Fiberweb Plc
22 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Fiberweb plc

2. Name of shareholder having a major interest

Legal & General Group plc and/or its subidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder at 2 above, non-beneficial.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Bank Plc A/C 914945	45,375
HSBC Bank Plc A/C 775245	351,404
HSBC Bank Plc A/C 357206	2,977,980
HSBC Bank Plc A/C 747381	250,000
HSBC Bank Plc A/C 866197	22,223
HSBC Bank Plc A/C 904332	25,923
HSBC Bank Plc A/C 916681	7,028
HSBC Bank Plc A/C 969995	346,936
Citibank London A/c 6011467727	725
HSBC Bank Plc A/C 999392	18,329
HSBC Bank Plc A/C 360509	201,185

5. Number of shares / amount of stock acquired

Not disclosed.

6. Percentage of issued class

Not disclosed.

7. Number of shares / amount of stock disposed

Not disclosed.

8. Percentage of issued class

Not disclosed.

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

21 November 2006.

12. Total holding following this notification

4,247,108.

13. Total percentage holding of issued class following this notification

3.47%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for making this notification

Lucille Dolor

Company Secretary

Date of notification

22 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:15 21-Nov-06
Number	4573M

RNS Number:4573M
Fiberweb Plc
21 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Fiberweb plc

2. Name of shareholder having a major interest

   FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non-beneficial.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   J P Morgan, Bournemouth - 3,717,858

   J P Morgan, Bournemouth - 449,400

5. Number of shares / amount of stock acquired

   Not disclosed.

6. Percentage of issued class

Not disclosed.

7. Number of shares / amount of stock disposed

Not disclosed.

8. Percentage of issued class

Not disclosed.

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed.

11. Date company informed

21 November 2006.

12. Total holding following this notification

4,167,258.

13. Total percentage holding of issued class following this notification

3.40%

14. Any additional information

-

15. Name of contact and telephone number for queries

Lucille Dolor 0208 439 8590

16. Name and signature of authorised company official responsible for

making this notification

Lucille Dolor

Company Secretary

Date of notification

21 November 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	14:36 20-Nov-06
Number	3676M

RNS Number:3676M
Fiberweb Plc
20 November 2006

20 November 2006

FIBERWEB PLC

DIRECTORS' SHAREHOLDINGS

i) Fiberweb plc (the "Company") announces that following the demerger of the Company from BBA Group plc (now BBA Aviation plc) on 17 November 2006, the Company received notifications from the Directors of the Company listed below, of their interests in the ordinary 5p shares of the Company as follows:

Name of Director	Number of ordinary shares
Daniel Dayan	6,000
Richard Stillwell	1,250

The notifications from the Directors, pursuant to Section 324 of the Companies Act 1985, were received by the Company on 17 November 2006.

ii) The Company has today received notification that Richard Stillwell acquired 4,750 ordinary 5p shares of the Company at £1.75p per share on 20 November 2006. Mr Stillwell's total beneficial holding following this notification is 6,000 shares.

iii) The notifications at (i) and (ii) above are made in accordance with DR3.1.4(R)(1)a and DR3.1.4(R)(1)b.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

END

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RECEIVED

THE COMPANIES ACT 1985 (AS AMENDED)

RESOLUTION

of

Fiberweb plc
(the "Company")

(Incorporated in England and Wales with registered number 05683352)

At an Extraordinary General Meeting of the above-named Company duly convened and held on 15 November 2006 the following resolution was passed:-

RESOLUTION

That pursuant to section 104(4)(c) of the Companies Act 1985 (as amended), the terms of the share purchase agreement between BBA Group plc and the Company for the transfer to the Company of the entire issued share capital of Fiberweb USA, Inc. in consideration of the allotment to BBA Group plc of 57,778,925 ordinary shares in the Company, at a premium of £1.43 per share, credited as fully paid up, be and are hereby approved.

....
Chairman of the meeting

CA063190039

568335Z

CERTIFIED TO BE A TRUE COPY

Slaughter and May

DATED 15 November 2006

FIBERWEB PLC

and

FIBERWEB US HOLDINGS LIMITED

INTRA-GROUP
SHARE PURCHASE AGREEMENT

RECEIVED

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(RAC/NZH)

CA063170002

COMPANIES HOUSE 20/11/2006

THIS AGREEMENT is made 15 November 2006

BETWEEN:

1. **Fiberweb plc** of 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW (registered in England No. 5683352) (the "**Seller**")

AND

2. **Fiberweb US Holdings Limited** of 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW (registered in England No. 5852158) (the "**Purchaser**")

WHEREAS:

A. Fiberweb USA, Inc. of Fiberweb USA, Inc. 70 Old Hickory Blvd. Old Hickory, TN. 37183-3651 (the "**Company**") registered in Delaware, USA is a wholly owned subsidiary of the Seller.

B. The Seller has agreed to sell and the Purchaser has agreed to purchase the Shares (as defined in this agreement) on the terms and subject to the conditions of this agreement.

WHEREBY IT IS AGREED as follows:

1. Interpretation

1.1 In this agreement:

"Companies Acts"	means the Companies Act 1985, the Companies Consolidation (Consequential Provisions) Act 1985, the Companies Act 1989 and Part V of the Criminal Justice Act 1993;
"Completion"	means completion of the sale and purchase of the Shares under this agreement;
"Group"	Means the Company and all its subsidiaries;
"Shares"	means all the 2,000 issued shares of USD1.00 each in the capital of the Company.

1.2 In this agreement, unless otherwise specified:

(A) references to clauses, sub-clauses, paragraphs, sub-paragraphs and schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of this agreement;

(B) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(C) *the expressions* ***"subsidiary"*** *and* ***"subsidiary undertaking"*** *shall have the meaning* given in the Companies Acts; and

(D) headings to clauses and schedules are for convenience only and do not affect the interpretation of this agreement.

2. Sale and purchase

2.1 The Seller shall sell or procure the sale of and the Purchaser shall purchase the Shares free from all claims, liens, charges, encumbrances and equities and from all other rights exercisable by or claims by third parties and together with all rights attached or accruing to them.

2.2 For the avoidance of doubt, Part 1 Law of Property (Miscellaneous Provisions) Act 1994 shall not apply for the purposes of this clause.

3. Consideration

The total consideration for the sale of the Shares shall be the allotment by the Purchaser of 85,512,809 ordinary shares of one pound each in the Purchaser (the "**Consideration Shares**") in accordance with clause 4 (Completion).

4. Completion

4.1 Completion shall take place immediately after signature of this agreement at 20 Balderton Street London.

4.2 At Completion:

(A) the Seller shall deliver to the Purchaser:

(i) duly executed transfers in respect of the Shares in favour of the Purchaser or such person as the Purchaser may nominate and share certificates for the Shares in the name of the relevant transferors; and

(ii) such waivers or consents as the Purchaser may require to enable the Purchaser or its nominees to be registered as holders of the Shares; and

(B) on receipt of the duly executed transfers and share certificates referred to in sub-clause 4.2(A), the Purchaser shall deliver to the Seller a share certificate in respect of the Consideration Shares.

5. Seller's warranties

5.1 *The Seller warrants to the Purchaser in the following terms:*

(A) Ownership of the Shares

The Seller is the sole beneficial owner of the Shares.

(B) Options, mortgages and other encumbrances

(i) There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance or equity on, over or affecting the Shares or any of them and there is no agreement or commitment to give or create any and no claim has been made by any person to be entitled to any.

(ii) No option, right to acquire, mortgage, charge, pledge, lien (other than a lien arising by operation of law in the ordinary course of trading) or other form of security or encumbrance or equity on, over or affecting the whole or any part of the undertaking or assets of the Company any member of the Group (including any investment in any other member of the Group) is outstanding and there is no agreement or commitment to give or create any and no claim has been made by any person to be entitled to any.

6. Entire agreement

6.1 This agreement and any other documents referred to in this agreement (the **"Share Purchase Documents"**) constitute the whole and only agreement between the parties relating to the sale and purchase of the Shares. In entering into the Share Purchase Documents, each party to this agreement acknowledges that it is not relying upon any pre-contractual statement which is not expressly set out in them.

6.2 Except in the case of fraud, no party shall have any right of action against any other party to this agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in the Share Purchase Documents.

6.3 For the purposes of this clause, "pre-contractual statement" means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of the Share Purchase Documents made or given by any person at any time prior to the date of this agreement.

7. General

7.1 The parties to this deed do not intend that any term of this agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement.

7.2 This agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this agreement but together all counterparts shall constitute but one and the same instrument.

7.3 If at any time any provision of this agreement becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

7.4 This agreement shall be governed by and construed in accordance with English law. The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this agreement. Any proceeding, suit or action arising out of or in connection with this agreement may be brought in the courts of England.

IN WITNESS WHEREOF this agreement is signed by the partners below on the date first mentioned above.

For and on behalf of)
FIBERWEB PLC) ....
signed by:)

For and on behalf of)
FIBERWEB US HOLDINGS LIMITED) ....
signed by:)

CA063170002

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

7.4 This agreement shall be governed by and construed in accordance with English law. The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this agreement. Any proceeding, suit or action arising out of or in connection with this agreement may be brought in the courts of England.

IN WITNESS WHEREOF this agreement is signed by the partners below on the date first mentioned above.

For and on behalf of **FIBERWEB PLC** signed by:	)))	M. S. [signature] ....
For and on behalf of **FIBERWEB US HOLDINGS LIMITED** signed by:	)))	....

CA063170002

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

15 November 2006

Ref: V&BM/SCT/AW/NR

Direct Line: 020 7951 4302
Direct Fax: 020 7261 9316

The Directors
Fiberweb plc
1 Victoria Villas
Richmond upon Thames
London
TW8 2GW

Dear Sirs

INDEPENDENT ACCOUNTANTS REPORT ISSUED IN ACCORDANCE WITH SECTION 103(1) OF THE COMPANIES ACT 1985

In accordance with Section 103(1) of the Companies Act 1985, we report on the value of the consideration to be received by Fiberweb plc ("the Company") for the allotment of 57,778,925 ordinary shares in the Company ("the Shares"). The Shares are to be allotted to BBA Group plc under the terms of the Intra-group Share Purchase Agreement dated 15 November 2006 ("the SPA"). The Shares are to be issued at a nominal value of £0.05 per share and a share premium of £1.43 per share and to be treated as fully paid up by the consideration.

Under the terms of the SPA, the Company agrees to acquire the entire issued share capital of Fiberweb USA, Inc.

We have valued the consideration to be received by the Company as at today's date by reference to comparable market statistics and to a discounted cash flow analysis. In our opinion, the method of valuation of the consideration is reasonable in all the circumstances.

It appears to us that there has been no material change in the value of the consideration since the date on which our valuation was performed.

It is our opinion that the value of the consideration to be received by the Company is not less than £85,512,809, being the aggregate of the nominal value of the Company's allotment of ordinary shares together with the premium thereon.

Yours faithfully

Ernst & Young LLP

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone: 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

The Directors
Fiberweb plc
1 Victoria Villas
Richmond upon Thames
London
TW8 2GW

15 November 2006

Ref: V&BM/SCT/NR

Direct Line: 020 7951 4302
Direct Fax: 020 7261 9316

Dear Sirs

INDEPENDENT ACCOUNTANTS REPORT ISSUED IN ACCORDANCE WITH SECTION 104 (3) OF THE COMPANIES ACT 1985

In accordance with Section 104(3) of the Companies Act 1985, we report on

- the value of the consideration to be received by Fiberweb plc ("the Company") for the allotment of 57,778,925 ordinary shares in the Company ("the Shares"). The Shares are to be allotted to BBA Group plc under the terms of the Intra-Group Share Purchase Agreement dated 15 November 2006 ("the SPA"). The Shares are to be issued at a nominal value of £0.05 per share and a share premium of £1.43 per share and to be treated as fully paid up by the consideration.
- the value of the Shares to be allotted by the Company.

Under the terms of the SPA, the Company agrees to acquire the entire issued share capital of Fiberweb USA, Inc.

We have valued the consideration to be received by the Company as at today's date by reference to comparable market statistics and to a discounted cash flow analysis. In our opinion, the method of valuation of the consideration is reasonable in all the circumstances.

We have valued the consideration to be given by the Company by reference to comparable market statistics and to a discounted cash flow analysis. In our opinion, the method of valuation of the consideration to be given by the Company is reasonable in all circumstances.

It appears to us that there has been no material change in the value of the consideration being acquired and the consideration payable since the date on which our valuations were performed.

It is our opinion that the value of the consideration to be received by the Company is not less than the value of the consideration being given by the Company.

Yours faithfully

Ernst & Young LLP

Ernst & Young LLP

LFM
WWW.LASERFORM.CO.UK

RECEIVED

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	05683352
Company name in full	FIBERWEB PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 15, Month 11, Year 2006	To: Day 15, Month 11, Year 2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	57,778,925		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£1.48		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	2,000 ORDINARY SHARES OF $1.00 EACH COMPRISING THE ENTIRE ISSUED SHARE CAPITAL OF FIBERWEB USA, INC.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): BBA GROUP PLC Address: 7th Floor, 20 Balderton Street, London, England UK Postcode W1K 6TL	Ordinary	57778925
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 15 November 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

LFM GROUP LASERFORM

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 05683352

Company name in full FIBERWEB PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	11	2006	16	11	2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	59,072,366		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share *(including any share premium)*	£1.48		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BBA GROUP PLC Address: 7th FLOOR, 20 BALDERTON STREET, LONDON UK Postcode W1K 6TL	Class of shares allotted: ORDINARY	Number allotted: 59,072,366
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16 November 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WILLIAM TURTLE, SLAUGHTER AND MAY,
ONE BUNHILL ROW, LONDON EC1Y 8YY.
Tel 020 7090 3990
DX number 11 DX exchange London

FIBERWEB PLC

(Registered in England and Wales – No. 5683352)

WRITTEN RESOLUTIONS OF ALL THE SHAREHOLDERS OF THE COMPANY

We, the undersigned, being all the members of Fiberweb plc (the "**Company**") who at the date hereof are entitled to attend and vote at a general meeting of the Company, hereby resolve as follows pursuant to Section 381A, Companies Act 1985 (as amended):

Resolutions

Conditional upon the approval of the demerger of the Fiberweb non-wovens business from BBA Group plc and the admission of the ordinary shares of the Company to the UK Listing Authority's Official List and the London Stock Exchange plc's market for Listed securities (the "**Demerger**") THAT:

1.

(i) the establishment by the Company of the Company Deferred Share Matching Plan, (the "**Share Matching Plan**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the latest draft circular of BBA Group plc on the proposed Demerger (the "**Circular**"), be and are hereby approved; and

(ii) the conferring upon the directors of the Company of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares of the Company which may be made available from time to time under the Share Matching Plan;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of the Company consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the Share Matching Plan; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the Share Matching Plan.

2.

(i) the establishment by the Company of the Company Long Term Incentive Plan (the "**LTIP**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

(ii) the conferring upon the directors of the Company of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares of the Company which may be made available from time to time under the LTIP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of the Company consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the LTIP; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the LTIP.

3.

(i) the establishment by the Company of the Company Executive Share Option Plan (the "**ESOP**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

(ii) the conferring upon the directors of the Company of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares of the Company which may be made available from time to time under the ESOP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of the Company consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the ESOP; and

(c) once established, the provisions of such schemes made not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the ESOP.

4.

(i) the establishment by the Company of the Company Share Incentive Plan and the Fiberweb Savings-Related Share Option Scheme (the "**All-employee**

Plans"), a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

(ii) the conferring upon the directors of the Company of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares of the Company which may be made available from time to time under the All-employee Plans;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of the Company consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the All-employee Plans; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the All-employee Plans.

For and on behalf of BBA Group plc
Shareholder

For and on behalf of BBA Group plc acting
as attorney for Balderton Aviation Holdings Limited
Shareholder

26 September 2006

CA062990058

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

RECEIVED
2007 JAN 17 A 11:43

CHFP055

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

To the Registrar of Companies

(Address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number

5683352

Name of Company

* insert full name of company

*** FIBERWEB LIMITED**

gives notice in accordance with section 123 of the above Act that by resolution of the company

§ the copy must be printed or in some other form approved by the registrar

dated 07 September 2006 the nominal capital of the company has been increased by £9,999,900 beyond the registered capital of £100 by the creation of 199,998,000 ordinary shares of 5 pence each.

A copy of the resolution authorising the increase is attached. §

The conditions (e.g. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as set out in the Articles of Association of the company and such shares are to rank pari passu with the existing ordinary share capital of the company.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Please tick here if continued overleaf

Signed [signature] Designation ‡ COMPANY SEC Date 11/09/06

Presentor's name address, telephone number and reference (if any):

Mrs L Dolor
Fiberweb Limited
1 Victoria Villas
Richmond on Thames
London TW9 2GW

For official use

General Section

Post room

ICSA SOFTWARE

BLUEPRINT
Company Secretary

LFM
GROUP
LASERFORM

43(3)

Please complete in typescript, or in bold black capitals.

CHFP025

Application by a private company for re-registration as a public company

Company Number 05683352

Company Name in full FIBERWEB LIMITED

applies to be re-registered as a public company by the name of:

❶ FIBERWEB PLC

and for that purpose delivers the following documents for registration:

❶ Please insert full name of company amended to make it appropriate for this company as a public limited company.

1. A declaration on form 43(3)(e) by a director or secretary, according to section 43(3)(e) of the Companies Act 1985
2. A printed copy of the memorandum and articles as altered in pursuance of the special resolution under section 43(1)(a) of the above Act
3. A copy of the auditors written statement in relation to section 43(3)(b) of the above Act
4. A copy of the relevant balance sheet with the auditors unqualified report
5. ❷ A copy of any valuation report.

❷ Please delete if section 44 of the Act does not apply.

Signed [signature] **Date** 15 Sept 06

† a director / secretary

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Matthew Williams
Slaughter and May
One Bunhill Row
London EC1Y 8YY
Tel 020 7090 3856
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland

LFM GROUP LASERFORM

43(3)(e)

Please complete in typescript, or in bold black capitals.

CHFP025

Declaration on application by a private company for re-registration as a public company

Company Number 05683352

Company Name in full FIBERWEB LIMITED

I, SIMON ALAN BOWLES

of BORDER HILL, DIPPENHALL
HANTS GU10 5DU

❶ Please delete as appropriate.

❶ [a director][~~the secretary~~] of the company do solemnly and sincerely declare that:

1. the company passed a special resolution on (Day Month Year) 14 09 2006 that the company be re-registered as a public company;
2. the conditions of sections 44 and 45 of the Companies Act 1985 (so far as applicable) have been satisfied;
3. between the balance sheet date and the application for re-registration, there has been no change in the company's financial position resulting in the amount of its net assets becoming less than the sum of its called-up share capital and undistributable reserves.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature [signature] X SB

Declared at ~~DIXON WARD~~ Solicitors ~~16 The Green~~ Richmond, Surrey TW9 1QD 020 8940 4051

on (Day Month Year) 15 09 2006

❷ Please print name.

before me ❷ GREGORY BEN WHITE

Signed [signature] **Date** 15.09.06

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Matthew Williams
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Tel 020 7090 3856

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland

Deloitte.

INDEPENDENT AUDITORS' STATEMENT TO FIBERWEB LIMITED FOR THE PURPOSE OF SECTION 43(3)(b) OF THE COMPANIES ACT 1985

We have examined the balance sheet of Fiberweb Limited as at 14 September 2006 which formed part of the financial statements for the year then ended audited by us.

This report is made solely to the company for the purpose of section 43(3)(b) of the Companies Act 1985. Our work has been undertaken so that we might state to the company those matters we are required to state to them in such an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our audit work, for this report, or for the opinions that we have formed.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re-registration as a public company.

Opinion

In our opinion, the balance sheet at 14 September 2006 shows that the amount of the company's net assets was not less than the aggregate of its called up share capital and undistributable reserves.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London

14 September 2006

Deloitte.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF FIBERWEB LIMITED

We have audited the balance sheet of Fiberweb Limited and the related notes 1 to 5. The balance sheet has not been prepared for a financial year of the company.

This report is made solely to the company for the purpose of compliance with section 43(3)(c) of the Companies Act 1985. Our work has been undertaken so that we might state to the company those matters we are required to state to them in such an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the balance sheet in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). Our responsibility is to audit the balance sheet in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the balance sheet has been properly prepared in accordance with the provisions of the Companies Act 1985 which would have applied had the balance sheet been prepared for a financial year of the company.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the balance sheet. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the balance sheet and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the balance sheet is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the balance sheet.

Deloitte.

Opinion

In our opinion the balance sheet gives a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs at 14 September and has been properly prepared in accordance with the provisions of the Companies Act 1985 which would have applied had the balance sheet been prepared for a financial year of the company.

Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London

14 September 2006

Fiberweb Limited

Balance Sheet as at 14 September 2006

Registered number: 5683352

Directors' report

For the period ended 14 September 2006

Directors' report

The directors present their balance sheet as at 14 September 2006.

Statement on disclosure of information to auditors

So far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware and they have taken all reasonable steps they ought to have taken as directors in order to make themselves aware of any relevant information and to establish that the company's auditors are aware of that information.

Principal activity

The principal activity of the Company is that of an investment holding company.

Directors

The directors who held office during the period were:

M D Coster
D A Dayan
S A Bowles
R N Stillwell
P Hickman

Auditors

Deloitte & Touche LLP have been appointed auditors of Fiberweb Limited.

Approved by the Board of Directors and signed on behalf of the Board

Director

Statement of directors' responsibilities

United Kingdom company law requires the Directors to prepare a balance sheet in accordance with United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) which gives a true and fair view of the state of affairs of the Company as at the 14 September 2006 in relation to the proposed re-registration. In preparing the balance sheet, the Directors are required to:

select suitable accounting policies and then apply them consistently;
make judgements and estimates that are reasonable and prudent; and
state whether applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the balance sheet complies with the Companies Act 1985. They are responsible for the system of internal control and for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. They are also responsible for compliance with the other requirements connected with the proposed re-registration, including the contents of any statutory declaration under s43(3)(e) of the Act.

One Victoria Villas
Richmond Upon Thames
TW9 2GW

By order of the Board

Director

Date 14 September 2006

Balance sheet
At 14 September 2006

	Notes	14 September 2006 £
Fixed assets		
Investments in group undertakings	2	11,178,087
Current assets:		
Cash at bank and at hand		4
Net current assets and net assets		11,178,091
Capital and reserves		
Share capital	3	279,454
Share premium		10,898,635
Retained earnings		2
Equity shareholders' funds		11,178,091

The Balance Sheet was approved by the Board of Directors on 14 September 2006, and is signed on its behalf by:

Director

The accompanying notes are an integral part of this balance sheet

Notes to the balance sheet
At 14 September 2006

1. Accounting Policies

The balance sheet is prepared under the historical cost convention and in accordance with applicable accounting standards.

2. Investments

	14 September 2006
	£
Value at incorporation	-
Additions	11,178,087
Value at 8 September 2006	11,178,087

	Business Activity	Place of incorporation and operation	% of ordinary share capital owned by the Company
Fiberweb Holdings Limited	Holding company	Great Britain	100.00%
Fiberweb US Holdings Limited	Holding company	United States of America	100.00%
Terram Limited	Non-woven materials manufacturer	Great Britain	100.00%

3. Share capital

	0
	£
Authorised:	
200,000,000 ordinary shares of £0.05 each	10,000,000
Allotted, called up and fully paid:	
5,589,084 ordinary shares of £0.05 each	279,454

4. Retained earnings

The amounts held within the retained earnings reserve are due to a capital contribution of £2 from the ultimate parent and controlling company.

5. Ultimate parent company

The ultimate parent company and controlling party is BBA Group plc which is incorporated in Great Britain and registered in England and Wales. BBA Group plc is the only company which prepares group accounts incorporating the financial statement of the Company. These group financial statements are available to the public from the Company Secretary of BBA Group plc at 20 Balderton Street, London, W1K 6TL.

Registered No.5683352

The Companies Act 1985 (as Amended)

MEMORANDUM OF ASSOCIATION

of

FIBERWEB plc

1. The Company's name is "FIBERWEB plc". [1]

2. The Company is to be a public limited company.

3. The company's registered office is to be situated in England Wales.

4. The objects for which the company is established are:-

4.1 To carry on business as a general commercial company and to carry on any trade or business whatsoever.

4.2 To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

4.3 To provide services of all descriptions.

4.4 To lend money, and grant or provide credit and financial accommodation to any person and to deposit money with any person.

4.5 To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

4.6 To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the

---

[1] The company was incorporated on 22 January 2006 under the name "TRUSHELFCO (NO.3193) LIMITED" and its name was subsequently changed to "Fiberweb Limited" pursuant to a special resolution passed on 8 March 2006. The company was re-registered as a public limited company pursuant to a special resolution passed on 14 September 2006.

foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

4.7 To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

4.8 To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

4.9 To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

4.10 To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount {even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

4.11 To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

4.12 To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the Jaws of any place outside England.

4.13 To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

4.14 To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom

the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or Its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

4.15 To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

4.16 To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

4.17 To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

4.18 To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done In connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

4.19 To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

4.20 In this clause "company", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "person" shall include any company as well as any other legal or natural person, "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "and" and "or" shall mean "and/or" where the context so permits, "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and

ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. The liability of the members is limited.

6. The company's share capital is £100, divided into 100 shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

CA062560092

We, the subscribers to this memorandum of association, wish to be formed into a company pursuant to this memorandum, and we agreed to take the number of share shown opposite our respective names.

Names and addresses of subscribers	Number of shares taken by each subscriber
Trexco Limited 2 Lambs Passage London EC1Y 8YY	ONE
Trucidator Nominees Limited 2 Lambs Passage London EC1Y 8YY	ONE

Dated 8 March 2006

ARTICLES OF ASSOCIATION

of

FIBERWEB plc[1]

(Articles adopted on 14 September 2006)

Interpretation

1. Exclusion of Table A

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

2. Definitions

In these articles unless the context otherwise requires:-

"**address**", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**associated company**" has the meaning given to it in section 309A of the Companies Act 1985 (as amended);

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

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[1] The company was incorporated on the 22 January 2006 under the name "TRUSHELFCO (NO.3193) LIMITED" and its name was subsequently changed to "Fiberweb Limited" pursuant to a Special Resolution passed on 8 March 2006. The company was re-registered as a public limited pursuant to a special resolution passed on 14 September 2006.

"**certificated share**" means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic signature**" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent authority for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office from time to time of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to its bearing an electronic signature;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "company" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3. Form of Resolution

(A) Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph of this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Share Capital

4. Authorised Share Capital

The authorised share capital of the company at the date of adoption of this article is £10,000,000 divided into 200,000,000 ordinary shares of 5 pence each.

5. Rights Attached to Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

6. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

7. Purchase of Own Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8. Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

9. Pari Passu Issues

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

10. Unissued Shares

Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. Payment of Commission

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in the other.

12. Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

13. Suspension of Rights Where Non-Disclosure of Interest

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly. For the purpose of enforcing the relevant restriction referred to in sub-paragraph (iii) of the definition of "relevant restrictions", the board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a

restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:-

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant

information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of any shares of that class held as treasury shares), in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

14. Uncertificated Shares

(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the

Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations,

and, without prejudice to the generality of this article, no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(E) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption; in particular, any provision of these articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

15. Right to Share Certificates

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within two months of their name being entered in the register as a holder of certificated shares (or, if earlier, within any time limit prescribed by the Companies Acts or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

16. Replacement of Share Certificates

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article (including, without limitation, any registrar's costs). Any one of two or more joint holders may request replacement certificates under this article.

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

Lien

18. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

19. Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not

paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20. Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Calls on Shares

21. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

26. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

Forfeiture of Shares

28. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30. Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

31. Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33. Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34. Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

Transfer of Shares

35. Transfer

(A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires

or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36. Execution of Transfer

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company or its registrars.

37. Rights to Decline Registration of Partly Paid Shares

The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

38. Other Rights to Decline Registration

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(i) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

(C) For all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other

person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

39. No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

40. Untraced Shareholders

The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

Transmission of Shares

41. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42. Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43. Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of relevant system) to enable himself or that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

44. Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

Alteration of Share Capital

45. Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution:-

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46. Fractions

(A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Reduction of Capital

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

General Meetings

48. Extraordinary General Meetings

Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

49. Annual General Meetings

The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

50. Convening of Extraordinary General Meetings

The board may convene an extraordinary general meeting whenever it thinks fit.

51. Separate General Meetings

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Notice of General Meetings

52. Length of Notice

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Acts) a resolution of which special notice has been given to the company shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

53. Contents of notice

The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other

than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them.

54. Meeting convened by short notice

A meeting of the company shall, notwithstanding that it is called by shorter notice than specified above, be deemed to have been duly called with regard to length of notice if it is so agreed:

(A) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(B) in the case of any other meeting, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

55. Omission or Non-Receipt of Notice

(A) The accidental omission to give any notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

56. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

Proceedings at General Meetings

57. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

58. Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum.

59. Meeting at more than one venue

The directors of the company may from time to time make such arrangements as they shall in their absolute discretion consider to be appropriate for the purpose of controlling or regulating attendance at any general meeting, and the entitlement of any member or proxy to attend any general meeting shall be subject to any such arrangements as aforesaid which may from time to time have been notified to members. In any case where such arrangements apply or are to apply, the directors may specify that the meeting shall be held at the place where the chairman of the meeting will preside (the "Principal Venue") and may make arrangements for simultaneous attendance and participation by members and their proxies at another venue or venues in such manner as the directors may determine, provided always that all persons attending at each such venue (including the Principal Venue) shall be able to see and hear and be seen and be heard by the persons attending at all other such venues. Such arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (whether by selection, the issue of admission cards or otherwise) provided that they shall operate so that all members and their proxies wishing to attend the relevant meeting are able to attend at one or other of such venues. For the purposes of all other provisions of these articles, any such meeting shall be treated as being held and taking place at the Principal Venue.

60. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

61. Chairman of General Meeting

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

62. Orderly Conduct

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

63. Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the company. The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

64. Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any

meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

65. Notice of Adjournment

When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments

66. Amendments to Resolutions

In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

67. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Voting

68. Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who is present in person or by proxy shall, subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, have one vote for every share of which he is the holder.

69. Method of Voting

(A) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Without prejudice to the other provisions of this article, the chairman may, in his absolute discretion, demand a poll on all or some of the resolutions put to the vote of the meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll. Subject to the Companies Acts and paragraph (C) of this article, a poll may be demanded by:-

(i) the chairman of the meeting; or

(ii) at least five members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(B) Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

(C) A poll is not allowed on a vote to elect a chairman of a meeting. Nor is a poll allowed on a vote to adjourn a meeting, unless the chairman of the meeting demands a poll.

70. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

71. When Poll to be Taken

A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

72. Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn

with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

73. Votes on a Poll

On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

74. Casting Vote of Chairman

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

75. Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

76. Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

77. No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

78. Objections or Errors in Voting

If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Proxies

79. Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

80. Receipt of Proxies

The appointment of a proxy must:-

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place in the United Kingdom as may be specified in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document or in any electronic communication issued by or on

behalf of the company, be received at such address not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll,

and an appointment of a proxy which is not or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communication, but because of a technical problem it cannot be read by the recipient.

81. Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

82. Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

83. Cancellation of Proxy's Authority

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the

person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Appointment, Retirement and Removal of Directors

84. Number of Directors

Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than two nor more than ten in number.

85. Age of Directors

No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Companies Acts of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these articles. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

86. Directors' Shareholding Qualification

No shareholding qualification for directors shall be required.

87. Power of Company to Elect Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

88. Power of Board to Appoint Directors

Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

89. Number to Retire by Rotation

At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

90. Identity of Directors to Retire

(A) The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire by rotation on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

(B) In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting or if he has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting.

(C) Directors retiring pursuant to paragraph (B) of this article shall not be taken into consideration in determining the number of directors to retire by rotation.

91. Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

92. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

93. Persons Eligible as Directors

No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

94. Position of Retiring Directors

A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

95. Vacation of Office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(i) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(ii) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(iii) by notice in writing delivered to or received at the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(vi) he becomes bankrupt or compounds with his creditors generally; or

(vii) he is prohibited by law from being a director; or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

96. Alternate Directors

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. It shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall cease to be an alternate director:-

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired; or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director; or

(iii) if he resigns his office by notice in writing to the company.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

97. Executive Directors

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

Fees, Remuneration, Expenses and Pensions

98. Directors' Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £5,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

99. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

100. Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director. The company may also fund a director's expenditure on defending proceedings or in connection with any application under the Companies Acts and may do anything to enable a director to avoid incurring such expenditure all as provided in the Companies Acts.

101. Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or

the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

Directors' Interests

102. Permitted Interests and Voting

(A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the Companies Acts and these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms;

(iv) the funding by the company of his expenditure on defending proceedings or the doing by the company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vii) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Powers and Duties of the Board

103. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

104. Borrowing Powers

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the

group) shall not at any time without the previous sanction of an ordinary resolution of the company exceed an amount equal to three times the adjusted capital and reserves.

For the purposes of this paragraph of this article:-

(i) "the adjusted capital and reserves" means the aggregate from time to time of:-

(a) the amount paid up on the issued share capital of the company (including any shares held as treasury shares),

(b) the amount standing to the credit of the reserves of the company including any share premium account, capital redemption reserve and credit balance on profit and loss account or retained earnings,

all as shown by the then latest audited balance sheet but after

(c) deducting from the aggregate any debit balance on profit and loss account or retained earnings subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account,

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet; and

(e) excluding the effect on the reserves of the company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standards;

(ii) "borrowings" include not only borrowings but also the following except in so far as otherwise taken into account:-

(a) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group,

(b) the nominal amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys which is not at the relevant time beneficially owned by a member of the group, the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the group or which any member of the group may be required to purchase,

(c) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the group,

(d) the principal amount of any debenture (whether secured or unsecured) of a member of the group beneficially owned otherwise than by a member of the group,

(e) any fixed or minimum premium payable by a member of the group on final repayment of any borrowing or deemed borrowing, and

(f) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but do not include:-

(g) borrowings incurred by any member of the group for the purpose of repaying within six months of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period,

(h) borrowings incurred by any member of the group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(i) borrowings of, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date as at which the latest audited balance sheet was prepared, to the extent their amount does not exceed their amount immediately after it became such a subsidiary undertaking, or

(j) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(iii) when the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing then outstanding which is denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day six

months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the board, as being the most appropriate rate for the purchase by the company of the currency in question for sterling on the day in question;

(iv) if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

(v) "audited balance sheet" means the audited balance sheet of the company prepared for the purposes of the Companies Acts for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves shall be deemed to be references to consolidated reserves;

(vi) the company may from time to time change the accounting convention on which the audited balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts; if the company should prepare its main audited balance sheet on the basis of one convention, but a supplementary audited balance sheet on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet;

(vii) "the group" means the company and its subsidiary undertakings (if any);

(viii) "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group; and

(ix) a certificate or report by the auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact.

105. Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these articles.

(B) The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C) The board can:-

(i) delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any people it has appointed in any of these ways; and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board.

(D) The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not.

106. Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

107. Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

108. Registers

Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

109. Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Proceedings of the Board

110. Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

111. Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

112. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

113. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

114. Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting. References in these articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman.

115. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

116. Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

117. Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. References in these articles to committees include sub-committees permitted under this article.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

118. Participation in Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be

present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

119. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

120. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

Secretary

121. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

Seals

122. Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

Dividends and Other Payments

123. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

124. Payment of Interim and Fixed Dividends by Board

Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

125. Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

126. Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

127. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

128. Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

129. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

130. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed.

Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

131. Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

132. Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(i) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the company's ordinary shares on the London Stock Exchange as derived from the Daily Official List (or any other publication of a recognised investment exchange showing quotations for the company's ordinary shares) on such five consecutive dealing days as the board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(iii) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which

fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(v) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(vii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. The board may do all acts and things considered necessary or expedient to give effect to any such capitalisation;

(viii) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect

of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(x) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(xi) The board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article; and

(xii) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

Capitalisation of Reserves

133. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

134. Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and

may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Record Dates

135. Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Accounting Records and Summary Financial Statements

136. Records to be Kept

The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

137. Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

138. Summary Financial Statements

(A) The company may send summary financial statements to members of the company instead of copies of its full accounts and reports and for the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Companies Acts.

(B) The company may meet, but shall be under no obligation to meet, any request from any of its members to be sent additional copies of its full accounts and reports, or summary financial statements or other communications with members. The company may, in addition to sending one or more copies of its full accounts and reports, summary financial statements or other communications to its members, send one or more copies directly to any person or persons nominated by any member.

Service of Notices and Documents

139. Service of Notices

(A) Any notice or document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member

concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

(B) If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent.

140. Record Date for Service

Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

141. Members Resident Abroad or on branch registers

(A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices or documents may be served upon, or delivered to, him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of electronic communications may, at the absolute discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the company.

(B) For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

142. Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such

address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

143. When Notice Deemed Served

Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice or document served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice or document. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or document placed on the company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that a notice or document contained in an electronic communication was given or sent in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice or document was given or sent. Any notice or document served, sent or delivered by the company by any other means authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

144. Notice When Post Not Available

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the sending of notices by post or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

Destruction of Documents

145. Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to destroy these documents. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

Winding Up

146. Distribution of Assets Otherwise Than in Cash

If the company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members (excluding any member holding shares as treasury shares) in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine

how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

Indemnity

147. Indemnity of Directors

Subject to the provisions of the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability. In this article, the term "director" shall include any former director.

Dispute Resolution

148. Arbitration

(A) Unless article 149 applies:

All disputes:

(i) between a shareholder in that shareholder's capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii) to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii) between a shareholder in that shareholder's capacity as such and the company's professional service providers; and/or

(iv) between the company and the company's professional service providers arising in connection with any claim within the scope of article 148(A)(iii),

shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce ("ICC") (the "ICC Rules"), as amended from time to time.

(B) The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules.

(C) The chairman of the tribunal must have at least 20 years' experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 1 September 2006) and each other arbitrator must have at least 20 years' experience as a qualified lawyer.

(D) The place of arbitration shall be London, England.

(E) The language of the arbitration shall be English.

(F) These articles constitute a contract between the company and its shareholders and between the company's shareholders inter se. This article 148 (as supplemented from time to time by any agreement to a similar effect between the company and its directors or professional service providers) also contains or evidences an express submission to arbitration by each shareholder, the company, its directors and professional service providers and such submissions shall be treated as a written arbitration agreement under the Arbitration Act 1996 of England and Wales and Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958).

(G) Each person to whom article 148 applies hereby waives, to the fullest extent permitted by law: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right he or she may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.

149. Exclusive Jurisdiction

(A) Article 149 shall apply to a dispute (which would otherwise be subject to article 148) in any jurisdiction if a court in that jurisdiction determines that article 148 is invalid or unenforceable in relation to that dispute in that jurisdiction.

(B) For the purposes of article 149(A), "court" shall mean any court of competent jurisdiction or other competent authority including for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention.

(C) Any proceeding, suit or action:

(i) between a shareholder in that shareholder's capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii) to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii) between a shareholder in that shareholder's capacity as such and the company's professional service providers and/or

(iv) between the company and the company's professional service providers arising in connection with any claim within the scope of article 149(C)(iii),

may only be brought in the courts of England and Wales.

Damages alone may not be an adequate remedy for any breach of article 149, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

150. General Dispute Resolution Provisions

(A) For the purposes of articles 148 and 149, a "dispute" shall mean any dispute, controversy or claim, other than any dispute, controversy or claim relating to any failure or alleged failure by the company to pay all or part of a dividend which has been declared and which has fallen due for payment.

(B) The governing law of these articles, including the submissions to arbitration and written arbitration agreement contained in or evidenced by article 148, is the substantive law of England.

(C) The company shall be entitled to enforce articles 148 and 149 for its own benefit, and that of its directors, subsidiary undertakings and professional service providers.

(D) References in articles 148 and 149 to:

(i) "company" shall be read so as to include each and any of the company's subsidiary undertakings from time to time; and

(ii) "director" shall be read so as to include each and any director of the company from time to time in his or her capacity as such or as employee of the company and shall include any former director of the company; and

(iii) "professional service providers" shall be read so as to include the company's auditors, legal counsel, bankers, ADR depositaries and any other similar professional service providers in their capacity as such from time to time but only if and to the extent such person has agreed with the company in writing to be bound by article 148 and/or 149 (or has otherwise agreed to submit disputes to arbitration and/or exclusive jurisdiction in a materially similar way).

CONTENTS

CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 5683352

The Registrar of Companies for England and Wales hereby certifies that

FIBERWEB PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 18th September 2006

S. Evans

SIMON EVANS

For The Registrar Of Companies

COMPANIES HOUSE

ICSA SOFTWARE

BLUEPRINT
Company Secretary

RECEIVED
2007 JAN 17 A

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 5683352

Company Name in full FIBERWEB PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	2 5	0 9	2 0 0 6	†Date of Birth	1 5	1 1	1 9 5 5

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: MR

*Honours etc:

Forename(s): BRIAN

Surname: TAYLORSON

Previous Forename(s):

Previous Surname:

Usual residential address: 3 Simmons Gate

Post town: Esher

Postcode: KT10 9DL

County / Region: Surrey

Country: England

† Nationality: British

†Business occupation: Company Director

† Other directorships (additional space overleaf): SEE ATTACHED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent Signature [signature] **Date** 25/09/06

A director, secretary etc must sign the form below.

Signed [signature] **Date** 2/10/06

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Gabriele Tripp
PA to Company Secretarial Department
BBA Group
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Brian Geoffrey Taylorson

Appointments Held

Name	Position	Appointed
British Chrome Limited (Dissolved 4.10.05)	Director	22/03/2002
Elementis Services Limited	Director	22/03/2002
H.& C. Acquisitions Limited	Director	22/03/2002
Agrichrome Limited	Director	22/03/2002
William Geipel Limited (Dissolved 19.6.04)	Director	22/03/2002
Harrisons & Crosfield (Leasing) Limited (Dissolved 4.10.05)	Director	22/03/2002
Rheox Limited	Director	22/03/2002
Elementis London Limited	Director	22/03/2002
Bergmann Limited (Dissolved 4.10.05)	Director	22/03/2002
Elementis plc	Director	02/04/2002
N B Chrome Limited	Director	01/07/2005
ABM Overseas Limited (In Liquidation)	Director	22/03/2002
Elementis Dormants Limited	Director	22/03/2002
Associated Chemical Companies Limited (In Liquidation)	Director	22/03/2002
Pauls Trustees Limited (Dissolved 4.10.05)	Director	22/03/2002
Durham Raw Materials Limited (Dissolved 4.10.05)	Director	22/03/2002
Elementis Germany Limited	Director	22/03/2002
~~Nuodex Limited (Dissolved 4.10.05)~~	Director	22/03/2002
Abbey Chemicals Limited	Director	22/03/2002
Elementis Securities Limited	Director	22/03/2002
ABM Properties Limited (Dissolved 4.10.05)	Director	22/03/2002
The North of England Malt Roasting Company Limited (In Liquidation)	Director	22/03/2002
Elementis UK Limited	Director	22/03/2002
Durham Chemicals Investments Limited (Dissolved 4.10.05)	Director	22/03/2002
Harcros Leasing Limited (Dissolved 4.10.05)	Director	22/03/2002
Elementis New Zealand Limited	Director	22/03/2002
International Maltsters Limited (In Liquidation)	Director	22/03/2002
Elementis Australia Limited	Director	22/03/2002
Elementis Holdings Limited	Director	22/03/2002
Harrisons & Crosfield (PNG) Limited	Director	30/06/2005
Elementis Group Limited	Director	22/03/2002
Elementis Benelux Unlimited	Director	17/12/2003
Elementis Finance (Australia) Limited	Director	20/12/2005
Elementis Finance (Germany) Limited	Director	09/08/2005
	Secretary	09/08/2005
Elementis France SA	Director	19/11/2002
Elementis Germany GmbH	Director	16/08/2005
Elementis Specialties Netherlands BV	Supervisory Director	30/06/2004
Harcros Coffee Plantations Limited	Director	01/07/2005
Kamari Limited	Director	01/07/2005
Elementis NZ Limited	Director	13/12/2005
Elementis Australia Pty Limited	Director	01/01/2006

Past Appointments Held

Name	Position	Appointed	Resigned
Wilkinmark Limited	Director	22/03/2002	31/10/2005
W.P.R.Marks Limited	Director	22/03/2002	31/10/2005
Linatex Limited	Director	22/03/2002	31/10/2005
Linatex Rubber Limited	Director	18/03/2005	31/10/2005
W.Luff Limited	Director	22/03/2002	31/10/2005

ICSA SOFTWARE

BLUEPRINT
Company Secretary

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 5683352

Company Name in full FIBERWEB PLC

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area.
4. the form is being submitted by an overseas company.

	Day	Month	Year
The accounting reference period ending	3 1	0 1	2 0 0 7
is shortened/~~extended~~† so as to end on	3 1	1 2	2 0 0 6

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. [ ]

Signed [signature] ~~Date~~ 11/10/06

† a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company.~~

† Please delete as appropriate

Please give the name, address, telephone number and, if applicable, a DX number and Exchange of the person Companies House should contact if there is any query

E. Absalom,
Fiberweb plc
1 Victoria Villas,
Richmond-on-Thames,
London, TW9 2GW

Companies House receipt date barcode

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Fiberweb®

Fiberweb plc
Introduction to the Official List

November 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your shares in BBA, please send this document and any accompanying documents or forms as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom you sell or have sold or transferred your shares for delivery to the purchaser or transferee. If you have sold part only of your holding of shares in BBA, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

A copy of this document, which is a prospectus relating to Fiberweb prepared in accordance with the Prospectus Rules in relation to the admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities, has been filed with the Financial Services Authority and made available to the public as required by paragraph 3.2 of the Prospectus Rules. Fiberweb and each of the Directors, whose names appear on pages 19 and 164 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors, the information contained in this document is in accordance with the facts and does not omit anything likely to affect its import.

No Ordinary Shares have been marketed to, nor are available for purchase by, the public in the United Kingdom or elsewhere in connection with the introduction of the Ordinary Shares to the Official List and admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities. This document does not constitute an offer or invitation for any person to subscribe for or purchase any securities in Fiberweb.

This document has been prepared in connection with the demerger of the Fiberweb Business of BBA as described in this document, and assumes that, unless the context requires otherwise, the Demerger has become effective.

Application will be made to the FSA for the entire ordinary share capital of Fiberweb, issued and to be issued, to be admitted to the Official List and to the London Stock Exchange's market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange's market for listed securities, constitutes admission to official listing on a stock exchange in the United Kingdom. These applications are subject to the passing of the resolution concerning the Demerger and certain related resolutions by BBA Shareholders at the Extraordinary General Meeting. It is currently expected that admission of the Ordinary Shares, to be issued to persons on the BBA Share Register at 4.30 p.m. on 16 November 2006, to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that unconditional dealings will commence in the Ordinary Shares at 8.00 a.m. on 17 November 2006. No application is currently intended to be made for the Ordinary Shares to be admitted to listing or dealing on any other exchange.

FIBERWEB PLC

(incorporated in England and Wales under the Companies Act 1985 with registered number 5683352)

Introduction of up to 122,625,000 ordinary shares of 5 pence each to the Official List

---

YOUR ATTENTION IS DRAWN TO THE RISK FACTORS SET OUT AT PAGES 10 TO 14 OF THIS DOCUMENT.

Citigroup and Merrill Lynch, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for BBA and Fiberweb and no one else in connection with the Demerger and Admission and will not be responsible to anyone other than BBA and Fiberweb for providing the protections afforded to their clients or for providing advice in relation to the Demerger and Admission.

The distribution of this document in certain jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Ordinary Shares to be distributed in connection with the Demerger will not be, and are not required to be, registered with the SEC under the United States Securities Act of 1933 or under the laws of any state, district or other jurisdiction of the United States or any Excluded Territory. Neither the SEC nor any US state securities commission has approved or disapproved the Ordinary Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. The attention of Overseas Shareholders or other recipients of this document who are residents or citizens of, or located in, any country other than the United Kingdom is drawn to the section entitled "Securities Laws" in Part 10 of this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The information contained in this document is accurate as at the date of this document, regardless of the time of delivery of this document or of any Ordinary Shares. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Fiberweb since the date hereof or that the information in this document is correct as of any time after the date of this document.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

CONTENTS

Forward-looking statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "targets", "aims", "continues", "projects", "assumes", "expects", "intends", "may", "will", "would" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's result of operations, financial condition, liquidity, prospects, growth strategies and the industries in which the Group operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation conditions in the markets, market position of the Group, earnings, financial position, cash flows, return on capital, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this document based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Fiberweb does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions or assumptions or other factors, unless required to do so by the Prospectus Rules, the Listing Rules or the Disclosure Rules.

PART 1

SUMMARY

The following summary information should be read as an introduction to this prospectus. Any decision should be based on consideration of the document as a whole and not solely on this summarised information. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area (EEA) civil liability will attach to the Directors in any such member state for this summary, including any translation hereof if, but only if, this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court, the investor who brings such a claim might, under the national legislation of the EEA states, be required to bear the costs of translating this document before legal proceedings are initiated.

1. Summary description of Fiberweb

Fiberweb was a division of BBA, a UK listed company with a market capitalisation as at 27 October 2006 of approximately £1.3 billion. BBA has built the Fiberweb Business over nearly 20 years into one of the largest groups by sales that operates globally in the nonwovens industry. In the nonwovens market, Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories. In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes. Within industrial specialities, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof-lining), pool and spa filtration media and fabric softener sheets. The Directors believe that many of the markets within which Fiberweb operates have good growth potential.

The following charts show the proportion of Fiberweb's sales, EBIT(1) and EBITDA(2) on a divisional and geographic basis:

Divisional overview

2005 sales—£619.3 million


31%
69%
Hygiene
Industrial

2005 EBIT(1)—£44.0 million


48%
52%
Hygiene
Industrial

2005 EBITDA(2)—£89.3 million


33%
67%
Hygiene
Industrial

(1) Defined as operating profit before restructuring costs, non-recurring items, interest and tax as set out in the audited accounts for the financial year ended 31 December 2005.

(2) Defined as operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation which is unaudited.

Geographic overview

2005 sales—£619.3 million


4%
45%
51%
Americas
Europe
Asia/other

2005 EBIT[(1)]—£44.0 million


7%
36%
57%
Americas
Europe
Asia/other

2005 EBITDA[(2)]—£89.3 million


7%
45%
48%
Americas
Europe
Asia/other

(1) Defined as operating profit before restructuring costs, non-recurring items, interest and tax as set out in the audited accounts for the financial year ending 31 December 2005.

(2) Defined as operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation which is unaudited.

Fiberweb manufactures an extensive range of nonwoven products, utilising spunbond, meltblown, hydroentangled, airlaid and carded processes as well as a wide variety of additional processes such as lamination, printing and conversion.

Fiberweb's management believes that successful innovation is important to the continuing success of the business. Accordingly, Fiberweb spends approximately 1.3% of its revenues on technical services and research and development which management believes is crucial to maintain its level of competitiveness.

Until recently, Fiberweb has focused on growing the hygiene business, through forging strong relationships with the global market leaders in consumer products and, in particular, with P&G. Fiberweb became a market leader in the spunbond segment in both North America and Europe, and focused on being the leader in the development of higher-margin new products for diapers.

While Fiberweb has had a generally high-margin industrial specialities business for many years, with a strong position in North America in particular, it has not been the focus for growth. Since June 2005, the focus has shifted towards developing these niche industrial business areas which offer scope for technological and commercial differentiation. The Directors believe that the global industrial specialities markets have good prospects for profitable growth which Fiberweb can exploit.

Fiberweb has suffered from declining profitability for a number of years. This has been due to a number of factors including: (i) marked increases in raw material and utility costs; (ii) increased competitive activity especially in the hygiene business with a large number of modern production lines commissioned which have intensified pricing pressure; (iii) poor operational performance at a number of manufacturing sites; and (iv) a lack of investment in certain areas, particularly spunbond.

The North American hygiene division, in particular, has experienced a marked deterioration in profits over the last three years primarily due to a loss of competitiveness in the core spunbond market. This was partly responsible for the loss of a major customer for medical spunbond fabrics. The European hygiene division has suffered a smaller reduction in its profitability because of a capital expenditure programme which allowed for some asset renewal. In addition, both businesses have suffered from over-capacity in the wipes market.

Following the appointment of a new Chief Executive Officer in June 2005, Fiberweb has defined and begun to implement a turnaround programme. As a result, a programme of restructuring, rationalisation and investment has been undertaken and will continue in order to improve competitiveness at its manufacturing sites. This includes the potential closure of certain sites, the relocation of manufacturing lines from their historical locations to existing Fiberweb sites and the introduction of new manufacturing lines.

In particular, a restructuring plan in relation to the North American hygiene division has been completed in order to restore an acceptable level of profitability by reducing costs, simplifying structures and cutting

uncompetitive capacity. The North American hygiene restructuring plan has involved the closure of six out of 12 major production lines in the division and the reduction of approximately 30% of the workforce. Fiberweb's management is also considering the possibility of introducing a new spunbond line or an airlaid line (as in Europe), with a view to improving the profitability of the North American hygiene division during 2008 and 2009.

In addition to the North American hygiene division restructuring programme, Fiberweb has approved a restructuring of Terram, UK (with a cash cost of £1 million) and is carrying out a strategic review of its Griswoldville, Massachusetts operations. In Asia, Fiberweb is actively pursuing the sale of its 50% interest in its Thai joint venture, CNC.

Across its chosen core markets, Fiberweb has a number of important customers who are amongst the leaders in their fields including P&G (accounting for approximately one-third of sales), Kimberly-Clark, SCA, Hartmann, Huish, Huttig and Unilever. Fiberweb's emphasis on innovation, quality and service underpins these long-standing customer relationships.

Fiberweb is a global business headquartered in the UK, with 24 manufacturing facilities (including its joint venture operations in Thailand and investments in Saudi Arabia and South Africa) spread across 13 countries globally with the majority of Fiberweb's activities located in Europe and North America. Fiberweb employs nearly 3,000 people and its senior executive committee comprises an international team of eight individuals who between them have extensive experience in both the nonwovens business and in leading international manufacturing businesses and key account management.

While Fiberweb has several strong market positions, its recent financial performance has been disappointing. The Directors and senior executive management are undertaking a turnaround strategy for Fiberweb which may involve further major changes in the business, including restructuring, investment, disposals and acquisitions.

Application will be made for the Fiberweb shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. Fiberweb is expected to be classified within the FTSE Support Services sector and is expected to be a constituent of the FTSE SmallCap Index.

2. Key strengths

2.1 Leading market positions

Fiberweb's scale, global reach, range of technology and strong market positions in a broad range of specialised areas sets it apart from many of its competitors. It has developed strong positions within most of its core markets, borne out by its broad customer base and high market shares in some product areas.

2.2 Technological expertise

Fiberweb makes substantial investment in technology and research and development to support its continual need for effective new product and process development to maintain and grow a number of market-leading positions. Through its state-of-the-art research and development facilities, Fiberweb continually improves and expands the attributes of its products to increase their performance for its customers and, ultimately, the end user. In order to apply the best new technological advances to end products, Fiberweb often works in partnership with its customers to develop or refine nonwovens to include the characteristics required by new products, such as strength, softness, absorbency, stretch, flexibility and weight.

2.3 Strong customer relationships

The majority of Fiberweb's turnover is derived from a relatively small number of customers. Fiberweb's high standards of service and supply coupled with its close co-operation with its customers in developing new products helps to ensure that Fiberweb enjoys continuing strong relationships with these customers.

Fiberweb has been a major supplier to P&G for many years, and the Directors believe that Fiberweb is the single largest supplier of nonwoven fabrics to P&G. Fiberweb and P&G have together developed and launched several new products and Fiberweb has made several large investments with the contractual support of P&G.

2.4 Global reach

Nonwovens markets tend to be regionally orientated because the bulk export of nonwoven materials over long distances is generally not economically viable. Fiberweb has a presence in all of the major global regions, although concentrated primarily today in North America and Europe. The Directors believe that Fiberweb's global presence gives it a competitive advantage as major customers expand into the higher growth emerging markets.

2.5 Management team

In June 2005, Daniel Dayan was recruited as the new Chief Executive Officer and more recently Simon Bowles was recruited as Chief Financial Officer. In addition to the appointment of these executive directors, Fiberweb has appointed Malcolm Coster as non-executive Chairman and Richard Stillwell, Peter Hickman and Brian Taylorson as non-executive Directors. The Directors believe that Fiberweb's scale, product innovation and potential will enable it to continue to attract highly qualified personnel.

3. Strategy

Following the Demerger, Fiberweb's strategy will continue to be to create value for shareholders through the successful implementation of its turnaround programme. This programme is designed to secure Fiberweb's position as a leading supplier of speciality nonwoven fabric solutions, and has five major elements:

(i) cost reduction and the elimination of loss-making activities;

(ii) improvement in operational performance, particularly in manufacturing;

(iii) profitable growth in selected nonwoven industrial specialities markets globally, where Fiberweb can secure sustainable differentiation through a combination of product or process technology, brand strength or channel management. This will include:

- innovation to provide new nonwoven products offering better customer value;
- examining growth opportunities in emerging markets such as Latin America and Asia;
- improving operational efficiencies; and
- examining opportunities to add value to customers by supplying complete nonwoven-containing components or products rather than only nonwoven fabrics;

(iv) further development of profitable hygiene business areas where Fiberweb can secure a sustainable advantage through scale, technology or customer relationships. This will include:

- investment in cost-leading technology to replace less competitive capacity;
- innovation to provide customers with lower-cost and higher-performance products;
- examining opportunities to reduce raw material costs through commercial or technological means; and

(v) improving cashflow and focus on debt reduction through working capital and other operational improvements.

4. Risk factors

The following risks should be considered carefully together with all other information set out in this document. The risks attaching to an investment in Fiberweb include:

(i) a material increase in raw material and/or energy prices that cannot be passed on to customers may materially affect Fiberweb's results and financial condition;

(ii) a failure by Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand for its products;

(iii) Fiberweb's relationship with P&G;

(iv) the risks inherent in transferring and starting up manufacturing lines;

(v) a negative change in economic, market or trading conditions in Fiberweb's customer markets;

(vi) a failure to develop new products and processes could result in reduced competitiveness;

(vii) competition in the market;

(viii) price reductions;

(ix) an adverse or uncertain outcome in relation to any disputes with respect to material patents or other material proprietary rights may adversely affect Fiberweb's competitive position or interrupt or adversely affect Fiberweb's ability to carry on its business;

(x) the ability to complete acquisitions and integrate successfully operations of acquired businesses;

(xi) disruption to systems and production facilities;

(xii) actions taken which may affect the tax free status of the US reorganisation;

(xiii) exchange rate fluctuations;

(xiv) interest rate fluctuations;

(xv) maintenance of good working relationships in joint venture arrangements together with the related costs and difficulties in managing joint venture operations;

(xvi) violations of environmental and health and safety law;

(xvii) changes in legislation and fiscal and regulatory policies;

(xviii) the loss of key directors and employees;

(xix) no prior public market for the Ordinary Shares;

(xx) Fiberweb's US shareholders may not be able to exercise pre-emptive rights;

(xxi) volatility of share price; and

(xxii) shareholder approval.

5. Summary financial information

The table below sets out Fiberweb's summary financial information for the periods indicated. The contents have been extracted without material adjustment from Part 8 (Financial information) of this document which has been prepared in accordance with UK GAAP and IFRS (as applicable). Readers should read the whole of this document and not rely solely on the summarised information set out below.

	Six months ended 30 June		Year ended 31 December			
	IFRS 2006	IFRS 2005 unaudited	IFRS 2005	IFRS 2004	UK GAAP 2004	UK GAAP 2003
	£m	£m	£m	£m	£m	£m
Revenue	309.4	313.8	619.3	552.8	552.8	508.1
Underlying operating profit*	13.4	23.9	44.0	48.4	49.0	47.9
Operating (loss)/profit	(71.2)†	22.2	23.9	44.1	38.3	30.4
(Loss)/profit before tax	(79.2)	14.2	8.6	27.1	22.4	18.0
Basic earnings per ordinary share:**						
Adjusted***	0.7p	8.2p	15.1p	15.7p	14.1p	11.8p
Unadjusted	(50.1)p	6.9p	3.5p	12.3p	7.0p	0.2p
Net assets	491.1	n/a	540.1	520.8	525.3	528.6

* For IFRS, presented as operating profit (loss) before restructuring costs and non-recurring items and, for UK GAAP, presented as operating profit (including share of operating profit of associates) before goodwill amortisation and exceptional items.

** Earnings per share has been calculated based on the estimated number of shares to be issued on Demerger.

*** Adjusted basic earnings per ordinary share is presented for IFRS before restructuring costs and non-recurring items and for UK GAAP before goodwill amortisation and exceptional items.

† The operating loss for the period ended 30 June 2006 includes £84.6 million of restructuring costs and non-recurring items.

6. Board and senior management

On Admission, the members of the Board and their ages and positions will be:

Name	Age	Position	Year first joined the Group
Malcolm Coster	62	Non-Executive Chairman	2006
Daniel Dayan	42	Chief Executive Officer	2005
Simon Bowles	49	Chief Financial Officer	2006
Peter Hickman	43	Non-Executive Director	2006
Richard Stillwell	57	Non-Executive Director	2006
Brian Taylorson	50	Non-Executive Director	2006

On Admission, in addition to the Board, the Senior Managers and their ages and positions will be:

Name	Age	Position	Year first joined the Group
Derek Anderson	43	President Americas Industrial	2001
Bridget Bradshaw	37	Head of HR and Change	2005
Derek Chan	48	President Asia	2006
Gianluigi Fornoni	54	President Europe	1990
Carsten Heldmann	41	Head of Research and Development	2005
David Rousse	53	President Americas Hygiene	2005

7. Summary of the Demerger

The Demerger will be implemented by BBA Group declaring a special dividend on the BBA Ordinary Shares at the EGM. The dividend will be an *in specie* distribution by BBA of the Ordinary Shares it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of:

one Fiberweb Share for four BBA Group Shares

held at the Record Date.

The Demerger is conditional, amongst other things, upon the passing at the EGM of the resolutions approving and implementing the Demerger set out in the EGM Notice. The Demerger will be effective upon Admission.

The number of Ordinary Shares to be distributed is not expected to exceed 122,625,000 based on the number of BBA Group Ordinary Shares in issue on 27 October 2006 (the latest practicable date prior to the publication of this document).

Application has been made for the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Ordinary Shares will commence at 8:00 a.m. on 17 November 2006.

8. Allocation of debt

As at 30 September 2006, Fiberweb has been allocated approximately £175 million of net debt. Fiberweb's borrowing requirements (including the payments described below) will be funded from a new $439.5 million committed, multi-currency, five year banking facility.

Completion of the Demerger is conditional upon the prior repayment by Fiberweb to BBA of approximately £184 million of intra-group debt, plus any additional amounts (capped, in aggregate, at £10 million) which Fiberweb borrows from BBA between 1 October 2006 and Admission in respect of the Fiberweb Group's working capital requirements, plus interest. Subject to BBA's receipt of these amounts before Admission, all other intra-group loans from the BBA Post-Demerger Group to the Fiberweb Group will be capitalised or waived before Admission.

9. Dividend policy

The Directors believe that, had Fiberweb been operating as an independent listed company since the beginning of 2006, the Directors would have recommended an interim dividend of 1.7 pence per Ordinary Share in respect of the first half of 2006.

The Board would typically consider the split between the interim and final dividends in respect of each financial year of 30% and 70% respectively. This should not be construed as a profit forecast.

The Directors intend to adopt a progressive dividend policy, taking into account Fiberweb's capital requirements and cash flows as well as ensuring an appropriate level of dividend cover.

10. Current trading and prospects

As stated in BBA's interim results announcement of 31 August 2006, Fiberweb's sales in the first half of 2006 were relatively stable but operating profit was considerably lower when compared with the equivalent period last year. That announcement also stated that trading conditions in Fiberweb were particularly challenging, which remains the case.

In Fiberweb's North American industrial division, spunbond sales remain strong with capacity constraints to be addressed through an investment in early 2007. In addition, the major polyester recycling facility at Old Hickory has been commissioned and is performing to plan. However, the slow down in the US housing market has been more significant than previously expected and has weakened prices for related products and, coupled with the external power supply failure at Fiberweb's Old Hickory site in the summer of 2006, has adversely impacted forecast sales for the second half of the year. In the European industrial division, the manufacturing line which was relocated from Toronto to Berlin is now fully operational and well loaded, although commissioning has taken longer than expected. As already announced, Terram, Fiberweb's UK geotextiles and geosynthetics business, is suffering from significant over-capacity in the market and high utility costs. Fiberweb's management has approved a restructuring of the Terram business with a view to improving its performance with an expected cash cost of £1 million.

In Fiberweb's North American hygiene division, the restructuring actions previously announced have been completed, and are achieving savings in line with expectations. However, the baby wipes business continues to suffer from weak volumes from a major customer, and initiatives to secure orders from private label converters are taking longer than expected. The spunbond line relocated to Mexico has now been fully commissioned and orders are being secured broadly in line with plan. The European hygiene business is performing in line with expectations, with strong volumes, although, as anticipated, wipes pricing remains weak. The construction of two major investments, an airlaid line in Italy and spunbond line in Sweden, are both proceeding to plan and these lines will be commissioned in early 2007. The Asian hygiene business continues to perform well.

In BBA's trading update of 27 June 2006, a profit forecast was made which indicated that, after a difficult first half, an improvement in performance in the second half of 2006 over the first half of 2006 was expected as a result of actions already in hand. However, in light of the weaker trading conditions set out above, specifically the slow down in the US housing market and weak volumes from a major customer in baby wipes, the Fiberweb Board believes that the underlying operating profit in the second half of the year will not exceed the £13.4 million reported for the first half of the year. Accordingly the previous profit forecast that referred to the improvement in performance in the second half of 2006 over the first half of 2006 is no longer valid and is withdrawn. There was also a profit forecast made, which indicated that for the year as a whole, performance in 2006 is expected below the prior year. Underlying operating profit for the year 2005 was £44.0 million. This is reported upon in Part 7 (Operating and financial review).

Nevertheless, Fiberweb continues to make progress on and is starting to benefit from the already announced restructuring, cost reduction, productivity and growth initiatives. The Fiberweb Board continues to believe that these initiatives will improve the underlying performance of the business. Furthermore, the recent fall in oil prices, if sustained, could lead to lower raw material prices during 2007.

Overall, while both trading and economic conditions are challenging, Fiberweb remains confident about its future prospects.

11. Working capital

In the opinion of Fiberweb, and taking into account Fiberweb's existing bank facilities, the working capital available to the Fiberweb Group is sufficient for the Fiberweb Group's present requirements, that is for the next 12 months following the date of this document.

RISK FACTORS

This section of the prospectus addresses certain risks to which Fiberweb is exposed, which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources and the dividend policy of Fiberweb. You should consider these risks carefully, together with all other information set out in this document.

Additional risks and uncertainties currently unknown to Fiberweb, or which Fiberweb currently considers immaterial, may also have an adverse effect on the financial condition or business of Fiberweb.

1. Raw material costs

Raw materials represent the single most important input for Fiberweb's production, representing approximately 50% of sales. Although there are a variety of raw materials used by Fiberweb, the key raw materials are polypropylene and polyester. The prices of polypropylene and polyester are a function of, among other things, the price of crude oil and monomer and polymer manufacturing capacity and demand. Fiberweb's business has been affected by significant increases in raw material prices over the last three years and the high prices of raw materials, especially polypropylene, have put pressure on Fiberweb's margins. The price of oil is a key driver of polypropylene prices and, like the price of oil, the price of polypropylene has been impacted by additional factors which have had a significant impact on its pricing including geopolitical factors, regional shifts in demand and supply and natural disasters. Whilst Fiberweb has been able to pass on the majority of polypropylene price increases to its customers, albeit with a time lag, there is still a material exposure to movements in raw material prices. Material increases in raw material prices that cannot be passed on to customers could have a material adverse effect on Fiberweb's results and financial condition.

2. Customer dependency

Across certain markets in which Fiberweb operates, there is a high degree of dependency on maintaining good relationships with a relatively small number of key customers. The failure of Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand for its products. This is particularly the case for P&G which, through a large number of different contracts and purchasing arrangements of varying duration, accounted for approximately one-third of sales in 2005. Further details of Fiberweb's relationship with P&G is set out in Paragraph 11.1.3 of Part 5 (Information on the Company). Naturally, Fiberweb's customers periodically put their supply requirement out to tender. Currently, a collection of contracts with one customer, representing approximately 10% of Fiberweb's revenues are under negotiation as part of a larger tender exercise. The result of that exercise may be that Fiberweb's increases its share of that customer's business, although conversely that share may decrease or business be lost. The Directors believe Fiberweb has appropriate procedures in place to monitor this risk and, historically, has been generally successful in agreeing new contracts with key customers or extending existing contracts.

3. Relationship with P&G

Fiberweb has entered into a large number of different contracts and purchasing arrangements with P&G (the "P&G Contracts"). A number of the P&G Contracts contain change of control clauses which gives P&G the right to reduce purchases under the P&G Contracts or even terminate the P&G Contracts in the event of a change in control of the Fiberweb Group company which is a party to the relevant P&G Contract. The pre-Demerger reorganisation involves the subsidiaries which carry on the Fiberweb Business being transferred to intermediate holding companies which are directly or indirectly wholly-owned by Fiberweb. This pre-Demerger reorganisation or the Demerger itself may give P&G the option to exercise its rights in relation to the change of control clauses in the P&G Contracts. While Fiberweb has received an acknowledgement from P&G that they intend to work co-operatively with Fiberweb through the Demerger process, there can be no assurance that P&G will not exercise in full or in part its rights in relation to the change of control clauses in the P&G Contracts. Moreover, while the Directors believe that there are currently no other material issues affecting Fiberweb's relationship with P&G, there can be no assurance that P&G will not reconsider Fiberweb's position as one of its suppliers in the future. A deterioration in Fiberweb's relationship with P&G could threaten approximately one-third of Fiberweb's current business over the medium-term.

4. Restructuring, rationalisation and investment

Fiberweb has undertaken and will continue to undertake a programme of restructuring and rationalisation at its manufacturing sites in order to achieve its future objectives successfully. This includes the potential closure of certain sites, the relocation of manufacturing lines from their historical locations to existing Fiberweb sites and the introduction of new manufacturing lines. In particular, in light of current market conditions Fiberweb is actively reviewing its options in relation to its manufacturing site at Griswoldville in the US and has approved a restructuring plan for Terram in the UK. Furthermore, single line sites in Fiberweb's North American hygiene business may not continue to be competitive in the medium-term given their lack of scale, and therefore further site rationalisation may be necessary in the medium-term with possible associated restructuring costs. There are risks inherent in closing, transferring and in starting-up manufacturing lines. However, Fiberweb already uses comparable technology to that which it intends to use in most of the new lines which are currently planned, which may minimise the risks associated with starting up a new line.

5. Economics market and trading conditions

Fiberweb's sales, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside its control. These factors include general economic conditions, conditions specific to the market and conditions specific to Fiberweb. A negative change in economic conditions in Fiberweb's customer markets (including, for example, a downturn in the US housing market or a deterioration in consumer confidence) could adversely impact Fiberweb's business. In addition, significant increases in energy costs, the cost of transport and distribution and employment costs in the locations that Fiberweb's manufacturing sites are based could adversely impact the profitability of Fiberweb. Furthermore, Fiberweb also operates from sites based in Asia and Latin America which may be affected by political conditions in such regions.

Recent trading conditions for Fiberweb have been particularly difficult with continuing high raw material and energy costs coupled with significant over-capacity in certain markets (particularly wipes) which is contributing to price pressure. While Fiberweb's housewrap business has continued to grow, the housewrap market in the US is now showing some signs of weakness. Trading conditions at Fiberweb remain challenging and this may have an impact on Fiberweb's future profitability.

6. Changes in technology

Technological development, especially production technology, is a key driver of growth and of profitability in the nonwovens market and Fiberweb's growth is dependent on, among other things, its ability to renew its pipeline of new products and processes and to bring those products and processes to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete research and development; obtain relevant regulatory approvals; secure adequate intellectual property protection; or gain market acceptance of the new products and processes. Fiberweb's competitors may also develop new products and processes which may prevent Fiberweb from developing or using that particular product or process. Although Fiberweb operates a worldwide research and development group with state-of-the-art equipment which has generated a number of new products and processes, failure to continually invest to develop a steady stream of successful new products and processes could increase Fiberweb's cost base and result in reduced competitiveness.

7. Competition

Fiberweb faces competition from global competitors which provide similar products to those offered by Fiberweb. Competition in the industry is based upon: range and quality of products offered; the ability to deliver new products; geographical reach; reputation; price; and client relationships. Specifically, the hygiene market is characterised by large customers and some production over-capacity. In particular, competition in the wipes market has been particularly difficult with significant over-capacity and a loss of market share to private labels leading to decreased profitability. While these risks have not changed in nature over recent periods, prices and demand in Fiberweb's market could be negatively affected if supply increases significantly or if important customers reduce demand or request significantly reduced prices. In response to a changing competitive environment, Fiberweb may elect from time to time to make certain pricing, service or marketing decisions that could have an adverse effect on its sales, results of operations and financial condition.

8. Price reductions

In Fiberweb's hygiene division, customers are demanding price reductions to offset raw material price increases. Fiberweb has responded to this pressure by reducing the raw material content in its hygiene products, resulting in products with lower basis weights. Developing and producing products with lower basis weights is important for Fiberweb to be able to respond to its customers' demands for price reductions. However, outdated production technology has meant that Fiberweb is unable to produce products with lower basis weights on certain of its lines although much of this outdated capacity has now been closed. If Fiberweb is unable to meet its customers' demands for products with lower basis weight to meet their price expectations, this could lead to reduced sales and profitability.

9. Intellectual property

Fiberweb's success depends, in part, on its ability to protect current and future products and processes through securing, enforcing and defending its intellectual property rights. Fiberweb relies on a combination of trade marks, copyright, trade secrets, patents and contractual restrictions to establish and protect proprietary rights in its products and processes. There can be no assurance that these proprietary rights and contractual provisions will be adequate to prevent the misappropriation, infringement or other unauthorised use of Fiberweb's intellectual property rights by third parties which could harm Fiberweb. There can be no guarantee that patents will be granted with respect to patent applications for existing or new products or processes. Fiberweb may also be required to defend itself against claims of patent infringement or infringement of proprietary rights of third parties or to take action to protect its own proprietary rights. An adverse or uncertain outcome of any dispute with respect to material patents or other material proprietary rights may adversely affect Fiberweb's competitive position or interrupt or adversely affect Fiberweb's ability to carry on its business.

10. Acquisitions

A portion of Fiberweb's historical growth and development has been achieved through the acquisition of businesses. Whilst Fiberweb has in the past made and successfully integrated a number of acquisitions, there can be no assurance that Fiberweb will be able to complete and integrate successfully suitable acquisitions in the future.

11. Disruption to systems and production facilities

Business disruption risks are present in Fiberweb's business. Disruption may be caused by operational and systems risks which include the risk of failed internal and external processes and systems (including information technology systems), human error and external events such as utility failures or natural disasters impacting the supply of raw materials. Fiberweb would be adversely affected if there was a significant failure of one or more of its major distribution or production facilities, or of a major part of its supply chain. Disruptions may be caused by industrial disputes, fire or other material business disruption and such events could have an impact on the result of Fiberweb's operations during the affected period. At the beginning of August 2006, Fiberweb's Old Hickory site in Tennessee suffered from an external power supply failure which had an impact on trading and operating profit. However, Fiberweb actively assesses these risks through ongoing processes embedded in its business which seek to identify, evaluate and manage the risks faced by Fiberweb.

12. Tax free status of US reorganisation

As part of the Demerger process, there will be a pre-Demerger reorganisation of the worldwide Fiberweb Business whereby the BBA subsidiaries which carry on the Fiberweb Business will be transferred to intermediate holding companies directly or indirectly wholly-owned by Fiberweb. Part of this reorganisation involves certain US steps which have been structured in such a way to enable the US element of the reorganisation to proceed on a US tax-free basis under Section 355 of the Internal Revenue Code. Under Section 355 of the Internal Revenue Code, certain actions taken by either the BBA Post-Demerger Group or the Fiberweb Group could cause the US element of the reorganisation to no longer be US tax free, in whole or in part. Such actions could include, but are not limited to a sale of all or part of the BBA Post-Demerger Group or the Fiberweb Group within two years of the Demerger. Should such an event occur, BBA would be primarily liable to pay such tax liability, although pursuant to the terms of the Demerger Agreement, Fiberweb is contractually obliged to indemnify BBA in respect of any such liability where actions taken by or in relation to the Fiberweb Group give rise to the tax liability (subject to

customary exceptions and limitations). In the case of an acquisition of all of the Ordinary Shares, the Directors have been advised that, under current US tax legislation, such a US tax liability is only likely to arise if the acquirer was a group which had previously conducted negotiations in which substantial terms were discussed in relation to an acquisition of either BBA or the Fiberweb Business.

13. Exchange rate fluctuations

Fiberweb may be adversely affected by fluctuations in exchange rates. The consolidated results of Fiberweb's operations are accounted for in sterling but the majority of Fiberweb's sales are made and income is earned in US Dollars and Euro and, to a limited extent, in other currencies. Although there is little transaction risk relative to overall sales or profits because, generally, raw materials are purchased and products are produced and sold on a regional basis, movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Fiberweb's reported results of operations from year to year.

14. Interest rate fluctuations

A substantial part of Fiberweb's borrowing costs are subject to fluctuations in the level of interest rates, which could materially adversely affect Fiberweb's business, financial condition and/or operating results. Further details of Fiberweb's banking facilities are set out in paragraph 13.1 of Part 10 (Additional information).

15. Joint ventures

Fiberweb conducts some of its manufacturing business with strategic joint venture partners. The success of joint ventures is, in part, dependent upon the maintenance of a good working relationship between the related joint venture partners. Furthermore, there are a number of further costs and difficulties in managing joint venture operations which can impact on the success of the joint venture. If Fiberweb experiences difficulties with its joint venture partners, Fiberweb may have to sell its interest in the joint venture or otherwise terminate or amend the arrangement.

16. Environmental and health and safety laws and regulations

Fiberweb operates global manufacturing facilities, product handling and distribution facilities that are subject to a broad array of environmental laws and regulations relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the storage and handling of hazardous substances and waste materials. These laws and regulations are becoming increasingly stringent. It is Fiberweb's policy to comply with all relevant laws and regulations. Fiberweb actively manages this risk through regular compliance and performance improvement assessments and the engagement of competent health, safety and environmental co-ordinators at each of its manufacturing sites. However, violations of applicable law and regulations, in particular provisions of environmental and health and safety laws, could result in restrictions on the operations of Fiberweb's facilities, damages, fines or other sanctions, increased costs of compliance as well as damage to reputation.

17. Change in legislation and fiscal and regulatory policies

Fiberweb's operations are subject to a risk of changes in legislation, taxation and regulation. Changes in legislation, taxation and regulations could have an adverse effect on the results of operations of the affected Fiberweb Group companies.

18. Dependence on key personnel

There are a small number of Directors and key employees whose departure from Fiberweb could, in the short term, adversely affect it. Whilst Fiberweb has entered into agreements with each of these individuals, the retention of their services cannot be guaranteed. Equally, the ability to attract new employees with the appropriate expertise and skills cannot be guaranteed.

19. No prior public market for the Ordinary Shares

Prior to the Demerger, there will have been no public trading market for Ordinary Shares. Although BBA is listed and the Company will apply for Admission, the Directors can give no assurance that an active trading market for the Ordinary Shares will develop or, if it develops, will be sustained. If an active trading

market does not develop or is not maintained, the liquidity and trading price of the Ordinary Shares could be adversely affected and investors may have difficulties selling their Ordinary Shares.

20. *Fiberweb's US shareholders may not be able to exercise pre-emptive rights*

If the share capital of the Company is increased and new shares are issued for cash, existing shareholders are entitled to pre-emptive rights in respect of those shares unless waived by shareholders' resolution. If the Company allots Ordinary Shares for cash in the future, even in circumstances where pre-emptive rights are not waived, holders of Ordinary Shares outside the UK may not be able to exercise their pre-emptive rights for Ordinary Shares unless it decides to comply with applicable local laws and regulations. In particular, US Holders would not be able to exercise their pre-emptive rights to the new Ordinary Shares unless an effective registration statement was placed or an exemption from the registration requirements of the US Securities Act of 1933, as amended, was available. There can be no assurance that the Company will file any such registration statement, or that an exemption to the registration requirements of the US Securities Act 1933, as amended, will be available, which would result in the US Holders being unable to exercise their pre-emptive rights.

Rights afforded to shareholders in English companies are governed by English law under a company's memorandum and articles of association differ in certain respects from the rights of shareholders in typical US corporation. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions, and, in most cases, only the company can bring an action in respect of wrong acts committed against it. Neither an individual shareholder nor any group of any shareholders has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

21. Possible volatility of share price

The market price of the Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding the Ordinary Shares or securities similar to them or in response to various facts and events, including regulatory changes affecting Fiberweb's operations, variations in Fiberweb's operating results and business developments of Fiberweb or its competitors. Further, the trading price of the Ordinary Shares may be subject to fluctuations in response to many factors, including those referred to in this section as well as variations in operating results of Fiberweb, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, stock market speculations and fluctuations and general economic conditions or changes in political sentiment, each of which may adversely affect the market price of the Ordinary Shares, regardless of Fiberweb's actual performance in its key markets.

22. Shareholder approval

Completion of the Demerger is subject to the satisfaction of a number of conditions, including the approval of BBA Shareholders at the EGM. If these conditions are not satisfied, the Demerger will not be completed.

(i) TERMS OF THE DEMERGER

1. BASIS OF THE DEMERGER AND DEMERGER RESOLUTION

The Demerger is conditional upon, amongst other things, the passing at the EGM of the resolutions approving and implementing the Demerger. The Demerger will be effective upon Admission.

1.1 Dividend Demerger

The Demerger will be implemented by BBA declaring a special dividend on the BBA Ordinary Shares at the EGM. This dividend will be an *in specie* distribution by BBA of the Ordinary Shares it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of:

One Fiberweb Share for every four BBA Ordinary Shares

held at the Demerger Record Time.

Based on the number of BBA Ordinary Shares in issue on 27 October 2006 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional BBA Ordinary Shares that may be issued prior to the Demerger Record Time, the number of Ordinary Shares in issue following the Demerger but prior to Admission will be approximately 122,625,000 Ordinary Shares of 5 pence each.

1.2 Fractional entitlements

BBA Shareholders whose holdings of BBA Shares are not an exact multiple of four will be left with fractional entitlements to Ordinary Shares. Arrangements will be put in place for such fractional entitlements to be aggregated into whole Ordinary Shares ("Fractional Entitlement Shares") and sold in the market on their behalf. The proceeds of sale of such Fractional Entitlement Shares (net of any commission, dealing costs and administrative expenses) will be paid to each such shareholder in proportion to his entitlement, with cheques for such proceeds expected to be dispatched to those entitled (at their risk) by 1 December 2006.

2. ORDINARY SHARES

2.1 Admission

Application will be made to the UK Listing Authority for the admission of the Ordinary Shares to the Official List in accordance with the Listing Rules and Prospectus Rules and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Ordinary Shares will commence at 8.00 a.m. on 17 November 2006.

The entitlement to receive Ordinary Shares pursuant to the Demerger is not transferable.

2.2 Dealings

For a transferee to be a registered holder of BBA Group Ordinary Shares by the Demerger Record Time, a transfer of BBA Ordinary Shares must be recorded on the BBA Share Register by 4.30 p.m. on 16 November 2006.

2.3 Share certificates

BBA Shareholders on the BBA Share Register at the Demerger Record Time will constitute the opening Fiberweb Share Register.

BBA Shareholders who hold their BBA Ordinary Shares in certificated form at the Demerger Record Time will receive their entitlement to Ordinary Shares in certificated form.

It is expected that definitive certificates in respect of Ordinary Shares will be posted to entitled holders of Ordinary Shares (who hold their shares in certificated form) at their registered address on the BBA Share Register at the Demerger Record Time by no later than 1 December 2006. In the case of joint holders, certificates will be despatched to the person whose name appears first in the BBA Share Register.

Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the Fiberweb Share Register by the Registrar. Share certificates will be despatched to Fiberweb Shareholders at their own risk.

2.4 CREST

BBA Shareholders who hold their BBA Ordinary Shares in uncertificated form at the Demerger Record Time will receive Ordinary Shares in uncertificated form. It is expected that Ordinary Shares will be credited to the CREST account of the BBA Shareholder concerned on 17 November 2006.

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association permit the holding of Ordinary Shares under the CREST system. The Company will apply for its shares to be admitted to CREST with effect from Admission.

The Company reserves the right to issue Ordinary Shares to all entitled BBA Shareholders in certificated form if, for any reason, it wishes to do so.

2.5 Dividend mandates

All mandates relating to payment of dividends on BBA Ordinary Shares and all instructions given to BBA in relation to notices and other communications in force immediately prior to the Demerger Record Time will be, unless and until revoked or varied, deemed as from the Demerger Record Time to be valid and effective mandates or instructions to Fiberweb in relation to the corresponding holdings of Ordinary Shares.

BBA currently operates a dividend reinvestment plan (a "DRIP") for its shareholders whereby BBA Shareholders may choose to have their dividends reinvested in BBA Shares. Fiberweb does not currently have a DRIP, but is considering whether to establish one. Consequently, BBA Shareholders who are currently members of the BBA DRIP will receive their Fiberweb cash dividends in cash unless and until Fiberweb establishes a DRIP and shareholders elect to participate.

3. OVERSEAS SHAREHOLDERS

Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas territory and who is to receive Ordinary Shares pursuant to the Demerger should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for Overseas Shareholders may be affected by the laws of their respective jurisdictions. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

In any case where the Company is advised that the distribution of Ordinary Shares to a holder of BBA Ordinary Shares with a registered address outside the UK would or may infringe the laws of any jurisdiction outside the UK, or necessitate compliance with any special requirement, the Directors may determine that such Ordinary Shares shall not be distributed to such Overseas Shareholder, and the Overseas Shareholder's entitlement to Ordinary Shares pursuant to the Demerger shall then be sold on behalf of such Overseas Shareholder as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the Overseas Shareholder.

This document has been prepared to comply with English law and the Prospectus Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas Shareholders, including citizens or residents of the United States, should consult their own legal and tax advisers with respect to the legal and tax consequences of the Demerger in their particular circumstances.

4. CONTINUING ARRANGEMENTS BETWEEN BBA GROUP AND FIBERWEB

Following the Demerger, BBA and Fiberweb will each operate as separate publicly listed companies and neither BBA nor Fiberweb will retain any shareholding in the other.

Implementation of the Demerger and the relationship between BBA and the Company after the Demerger is regulated by the Demerger Agreement and the Transitional Services Agreement.

Any other business arrangement between any member of the BBA Group and any member of the Fiberweb Group after the Demerger will be entered into at arm's length and on normal commercial terms.

PART 3

(ii) EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	2006 Time and Date
Latest date and time for receipt of forms of proxy for the Extraordinary General Meeting of BBA	2.15 p.m. on 14 November
Extraordinary General Meeting of BBA	2.15 p.m. on 16 November
Latest date and time for transfers of BBA Ordinary Shares to be registered in order for transferee to be registered at the Demerger Record Time	4.30 p.m. on 16 November
Expected effective date of Demerger, Admission and commencement of dealings in Ordinary Shares on the London Stock Exchange and crediting of Ordinary Shares to CREST accounts	8.00 a.m. on 17 November
Despatch of definitive certificates for Fiberweb Shares and Consolidated BBA Shares (other than in respect of shares held through CREST) and any fractional entitlement cheques	by 1 December
Payment of fractional entitlements is respect of Fiberweb Shares and Consolidated BBA Shares held through CREST	by 1 December

Note:

References to all times in this document are to London times unless otherwise stated.

The times and dates set out above may be adjusted by agreement between the Company and the Joint Sponsors, in which event detail of the new times and dates will be notified to a Regulatory Information Service (as defined in the Listing Rules) and, where appropriate, to BBA Shareholders.

PART 4

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors of the Company	Malcolm Coster	Non-Executive Chairman
	Daniel Dayan	Chief Executive Officer
	Simon Bowles	Chief Financial Officer
	Richard Stillwell	Non-Executive Director
	Peter Hickman	Non-Executive Director
	Brian Taylorson	Non-Executive Director

Registered Office	1 Victoria Villas Richmond-upon-Thames London TW9 2GW	
Company Secretary	Lucille Dolor	
Financial Advisers and Joint Sponsors	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB	Merrill Lynch International 2 King Edward Street London EC1A 1HQ
Brokers to the Company	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA	JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA
Solicitors to the Company	Slaughter and May One Bunhill Row London EC1Y 8YY	
Solicitors to the Financial Advisers and Joint Sponsors	Linklaters One Silk Street London EC2Y 8HQ	
Auditors and Reporting Accountants	Deloitte & Touche LLP Stonecutter Court 1 Stonecutter Street London EC4A 4TR	
Registrars	Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA	

INFORMATION ON THE COMPANY

1. Overview

Fiberweb was a division of BBA, a UK listed company with a market capitalisation as at 27 October 2006 of approximately £1.3 billion. Fiberweb is one of the largest groups by sales that operates globally in the nonwovens industry. Nonwovens are engineered fabrics and are broadly defined as sheet or web structures bonded together by entangling fibre or filaments mechanically, thermally or chemically. Fiberweb has strong positions in the supply of nonwovens for the manufacture of disposable consumer hygiene products such as diapers and wipes and also in several industrial speciality sectors such as pool and spa filtration media and housewrap.

The Fiberweb Business was built up by BBA through a series of acquisitions and investments. Fiberweb was one of the businesses acquired during this process, in 1995, and was taken as the name and brand identity for BBA's entire nonwovens business in 2003. Other significant acquisitions include the industrial business Reemay in 1989, the hygiene businesses Corovin in 1996 and Veratec in 1998, and Tecnofibra in 2003 and Tenotex in 2004.

Fiberweb is divided into two broad industry segments being hygiene and industrial specialities. It is managed on a regional basis and is divided into three geographical areas, namely Americas, Europe and Asia. The Americas region is further sub-divided into Americas industrial and Americas hygiene. In the financial year ended 31 December 2005, Fiberweb generated sales of £619.3 million and EBIT(1) and EBITDA(2) of £44.0 million and £89.3 million respectively. The following charts show the proportion of Fiberweb's sales, EBIT and EBITDA on a divisional and geographic basis:

Divisional overview

2005 sales—£619.3 million


31%
69%
Hygiene
Industrial

2005 EBIT(1)—£44.0 million


48%
52%
Hygiene
Industrial

2005 EBITDA(2)—£89.3 million


33%
67%
Hygiene
Industrial

Geographic overview

2005 sales—£619.3 million


4%
45%
51%
Americas
Europe
Asia/other

2005 EBIT(1)—£44.0 million


7%
36%
57%
Americas
Europe
Asia/other

2005 EBITDA(2)—£89.3 million


7%
45%
48%
Americas
Europe
Asia/other

(1) Defined as operating profit before restructuring costs, non-recurring items, interest and tax as set out in the audited accounts for the financial year ended 31 December 2005.

(2) Defined as operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation which is unaudited.

Fiberweb believes it is the fourth largest group by global sales in the nonwovens market. Within this market, Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories. Fiberweb manufactures an extensive range of nonwoven products, utilising spunbond, meltblown, hydro-entangled, airlaid and carded processes as well as a wide variety of additional processes such as lamination, printing and conversion. The only major nonwovens technology in which Fiberweb is not present is the traditional wetlaid process, having disposed of its wetlaid business in 2002 in order to focus on those areas where it had stronger market positions.

In hygiene, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes. Fiberweb's broad range of product offerings provide customers with a full range of specialised components, including, in relation to diapers, top sheet, transfer layer, backsheet fabric, barrier leg cuff, ear and side panels and absorbent core material. In addition, Fiberweb's medical products are used in applications such as wound care sponges and other apparel.

Within industrial specialities, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof lining), pool and spa filtration media and fabric softener sheets.

Until recently, Fiberweb has focused on growing the hygiene business, through forging strong relationships with the global market leaders in consumer products and, in particular, with P&G. Fiberweb succeeded in becoming a market leader in the spunbond segment in both North America and Europe, and focused on being the leader in the development of higher-margin new products for diapers. In the early 2000s, Fiberweb, recognising the rapid growth in the spunlace wipes segment of the market, developed its business in this segment through capital investment in the US and acquisitions in Europe.

While Fiberweb has had a generally high-margin industrial specialities business for many years, with a strong position in North America in particular, it has not been the focus for growth. In recent times, the focus has shifted towards developing these niche industrial business areas which offer scope for technological and commercial differentiation. The Directors believe that the global industrial specialities markets have good prospects for profitable growth which Fiberweb can exploit.

Fiberweb has suffered from declining profitability for a number of years. This has been due to a number of factors including: (i) marked increases in raw material and utility costs; (ii) increased competitive activity especially in the hygiene business with a large number of modern production lines commissioned which have intensified pricing pressure; (iii) poor operational performance at a number of manufacturing sites; and (iv) a lack of investment in certain areas, particularly spunbond.

The North American hygiene division in particular has experienced a marked deterioration in profits over the last three years primarily due to a loss of competitiveness in the core spunbond market. This was partly responsible for the loss of a major customer for medical spunbond fabrics. The European hygiene division has suffered a smaller reduction in its profitability because of a capital expenditure programme which allowed for some asset renewal. In addition, both businesses have suffered from over-capacity in the wipes market. The Directors have implemented a restructuring plan with the aim of restoring an acceptable level of profitability.

The Directors believe that many of the markets within which Fiberweb operates have good growth potential.

Across its chosen core markets, Fiberweb has a number of important customers who are amongst the leaders in their fields including P&G, Kimberly-Clark, SCA, Hartmann, Huish, Hüttig and Unilever. Fiberweb's emphasis on innovation, quality and service underpins these long-standing customer relationships.

Fiberweb is a global business headquartered in the UK, with 24 manufacturing facilities (including its joint venture operation in Thailand and investments in Saudi Arabia and South Africa) spread across 13 countries globally with the majority of Fiberweb's activities located in Europe and North America. The table below shows the location of Fiberweb's manufacturing facilities. Fiberweb employs nearly 3,000 people and its senior executive committee comprises an international team of eight individuals who between them have extensive experience in both the nonwovens business and in leading international manufacturing businesses and key account management.

Global manufacturing sites

Location	Industrial	Hygiene
Americas		
Simpsonville, South Carolina	✓	✓
Old Hickory, Tennessee	✓	
Bethune, South Carolina	✓	✓
Green Bay, Wisconsin		✓
Griswoldville, Massachusetts		✓
Gray Court, South Carolina	✓	
Queretaro, Mexico		✓
Washougal, Washington		✓
São Paulo, Brazil	✓	
Europe		
Biesheim, France	✓	✓
Aschersleben, Germany	✓	✓
Berlin, Germany	✓	
Peine, Germany		✓
Bergamo, Italy	✓	✓
Lesmo, Italy		✓
Como, Italy	✓	✓
Terno d'lsola, Italy	✓	✓
Benjema, Spain		✓
Pontypool, UK	✓	
Nörrkoping, Sweden		✓
Asia/other		
Tianjin, China		✓
Thailand (Joint Venture 50%)		✓
Saudi Arabia (Investment 15%)	✓	✓
South Africa (Investment 10%)	✓	✓

While Fiberweb has several strong market positions in the nonwovens industry, its recent financial performance has been disappointing. The Directors and senior executive management are undertaking a turn around strategy for Fiberweb which may involve further major changes in the business, including restructuring, investment, disposals and acquisitions.

In 2005, under IFRS, Fiberweb generated sales of £619.3 million (2004 IFRS: £552.8 million), underlying EBITDA of £89.3 million (2004 IFRS: £91.9million) and underlying operating profit before restructuring costs and non-recurring items of £44.0 million (2004 IFRS: £48.4 million).

This financial information is extracted without material adjustment from the Accountants' Report set out in Part 8 (Financial information) of this document.

2. Key strengths

2.1.1 Leading market positions

Fiberweb's scale, global reach, range of technology and strong market positions in a broad range of specialised areas sets it apart from many of its competitors. It has developed strong positions within most of its core markets, borne out by its broad customer base and high market shares in some product areas.

2.1.2 Technological expertise

Fiberweb's nonwovens expertise is critical to the successful development of new products, continually enhancing product quality and ensuring that cost and quality of finished products are optimised. Fiberweb makes substantial investment in technology and research and development to support its continual need for effective new product and process development to maintain and grow a number of market-leading positions. Through its state-of-the-art research and development facilities, Fiberweb continually improves and expands the attributes of its products to increase their performance for its customers and, ultimately, the end user. In order to apply the best new technological advances to end products, Fiberweb often works in partnership with its customers to develop or refine nonwovens to include the characteristics required by

new products, such as, strength, softness, absorbency, stretch, flexibility and weight. Fiberweb has a breadth of technological expertise across its product range which creates opportunities for transfer of technology across products and processes.

2.1.3 Strong customer relationships

The majority of Fiberweb's turnover is derived from a relatively small number of customers. Fiberweb has successfully grown its business by developing close relationships with a number of blue chip customers who are leaders within their respective markets. Fiberweb's high standards of service and supply coupled with its close co-operation with its customers in developing new products helps to ensure that Fiberweb enjoys continuing strong relationships with these customers.

Naturally, these customers periodically put their supply requirements out to tender. Such tender exercises represent both an opportunity and a risk to Fiberweb. For example, a collection of spunbond contracts with one customer, representing approximately 10% of Fiberweb's revenues are currently being tendered as part of a larger tender exercise. The result of that exercise may be that Fiberweb increases its share of that customer's business, although conversely that share may decrease or business may be lost. Fiberweb's current expectation is that it is likely that the outcome of the tender process should be known by the end of 2006.

Fiberweb has been a major supplier to P&G for many years, and the Directors believe that Fiberweb is the single largest supplier of nonwoven fabrics to P&G. Fiberweb and P&G have together developed and launched several new products and Fiberweb has made several large investments with the contractual support of P&G. Fiberweb believes that this relationship is strong. This is evidenced by P&G's support for a significant investment in a European airlaid nonwoven plant in early 2006 and several important joint development projects initiated during late 2005 and early 2006.

2.1.4 Global reach

Nonwovens markets tend to be regionally orientated because the bulk export of nonwoven materials over long distances is generally not economically viable. Fiberweb has a presence in all of the major global regions though concentrated primarily today in North America and Europe. The Directors believe that Fiberweb's global presence gives it a competitive advantage as major customers expand into the higher growth emerging markets.

2.1.5 Management team

In June 2005, Daniel Dayan was recruited as the new Chief Executive Officer and more recently Simon Bowles was recruited as Chief Financial Officer. In addition to the appointments of these executive directors, Fiberweb has appointed Malcom Coster as non-executive Chairman and Richard Stillwell, Peter Hickman and Brian Taylorson as non-executive Directors. The Directors believe that Fiberweb's scale, product innovation and potential will enable it to continue to attract highly qualified personnel.

3. Main markets

3.1.1 Introduction

The market for nonwovens is diverse with a wide range of end applications. Within different product areas, regional penetration, competition and potential growth can vary widely.

Overall, the nonwovens industry has grown steadily over the last three decades as these materials are increasingly used as a substitute for textiles or developed for completely new applications.

Technological developments increasingly allow nonwovens to be used in new applications by improving properties such as comfort, strength, flexibility, durability and permeability.

3.1.2 Hygiene

In the hygiene market, the key applications for nonwovens are in baby diapers, adult incontinence, feminine hygiene, consumer care products and medical products. Market trends vary by product and region.

In the diaper market, the Directors expect good growth in emerging markets, particularly in Asia as a result of the wider use of disposable diapers, but more moderate growth in the developed North American and European markets. Growth is expected in the use of feminine hygiene products, driven, in the developed world, by higher value added products, and in emerging markets by increased acceptance of the

products. The usage of adult incontinence products is growing globally but particularly in the developed world, primarily as a result of ageing populations.

In the market for medical products such as surgical packs and gowns, use of disposable nonwoven medical products is high in North America but less so in Europe. However, the Directors believe that Europe will see increased substitution of traditional woven or spunlace materials with spunbond based disposable products.

The consumer wipes market is divided into baby wipes, personal wipes and household cleaning wipes. Fiberweb offers a complete range of nonwoven fabrics for each of these markets. The baby wipes sub-sector is the largest, with Western Europe and North America being the most prominent markets.

3.1.3 Industrial specialities

Nonwovens are used widely in many industrial markets. Key markets of importance for Fiberweb are the construction industry, filtration, fabric softener sheet and graphic arts markets.

In the construction industry, nonwovens are used in the form of housewrap, geotextiles and roof lining. Fiberweb predominantly operates in housewrap in North America, roof lining in Europe and geotextiles in Brazil, Europe and the UK. Housewrap is an air and moisture infiltration barrier designed for use with timber-framed houses and approximately two-thirds of new houses in the US and Canada incorporate housewrap. Geotextiles act as protective barriers and their specific uses include soil separation, earth reinforcement, structural damage limitation and erosion control.

The filtration market is highly fragmented with many different technologies and end-use applications. Nonwovens are particularly suitable for use in filtration since they are capable of filtering finer particles and can be produced more cheaply than traditional woven media. Fiberweb is active in the pool and spa water filtration market, mainly in North America, and also in oil, high-end clean-room air filtration and some automotive cabin air filtration. The Directors believe that there is potential for growth in both the air and liquid filtration segments globally.

In North America, consumers typically apply fabric softener to their clothes through the use of an impregnated fabric softener sheet in a tumble dryer. This is a technically demanding application, and Fiberweb has enjoyed a leading share in this market for many years.

In the graphic arts industry, there is a demand for specialised wipes and roller covers used in the set-up of off-set lithographic printing processes and to a lesser extent in more modern digital printing equipment. Fiberweb's Directors believe that Fiberweb has a leading position in the market for these products which typically attract high margins because of their specialised nature, and small cost in the context of the printing operation.

4. Business description

4.1.1 *Americas*

(i) Hygiene

Fiberweb uses a broad mix of technologies across its six hygiene sites. In North America, Fiberweb produces: a carded thermal bond material principally for elongated extensible applications, such as ears and side panels in diapers and adult incontinence products; and spunbond and spunbond meltblown spunbond (SMS) materials for top sheet, backsheet, barrier leg cuff and core cover. Fiberweb also uses a carded resinbond technology to produce a product used in the acquisition distribution layer (ADL) of diapers and feminine hygiene products. Fiberweb is currently introducing new products such as Sofspan™ which has exceptional softness and elongation qualities that make it suitable, for example, as a precursor to laminated, breathable backsheet for adult incontinence products and diapers. Fiberweb also has a cotton bleaching business which is located at its Griswoldville site in Massachusetts. The cotton bleaching business is a separate business which was acquired as part of the acquisition of Veratec in 1998 and bleaches cotton for both hygiene and medical applications. Currently, its position in the Fiberweb Group is under review.

The medical sector is divided into four main sub-sectors, namely medical gowns, protective apparel, wound care and sterilisation wraps. Fiberweb produces a carded thermal bond material for use in wipes and medical applications. Together with Webril™, which is a gauze-like material used in higher margin medical applications, the North American manufacturing sites also used to produce significant quantities of gown and drape material for the higher margin medical sector until the loss of a contract with a major customer at the end of 2005.

In the hygiene sector there are four main types of wipes: baby, food, home and personal. Fiberweb uses a variety of technologies to carry on its wipes production, including a modern spunlace line dedicated to the production of baby wipes supported by a significant contract with P&G.

(ii) Industrial specialties

In North America, Fiberweb principally operates in three sub-sectors of the industrial sector of the nonwovens market. It focuses on construction, filtration and fabric softener sheets.

In the construction sector, Fiberweb's major use of nonwovens material is in housewrap with significant quantities also being sold in geotextiles and landscape markets. Fiberweb has a strong position in the housewrap sector in the North American market. It produces a spunbond polypropylene material as a base which is laminated onto a breathable film in the production of Typar™. This is a branded housewrap product that has various other industrial applications such as furniture backing and as a landscaping material. In Brazil, Fiberweb produces mainly Bidim™ branded fabric using a proprietary spunbond polyester material, based on well established technology, which is used in roofing fabric, shoe components and geotextiles in South America.

In the pool and spa filtration media market, Fiberweb believes it is the market leader under its Reemay™ brand. Fiberweb also competes in the air filtration segment of the filtration market, focusing in particular on cabin air and clean-room filtration.

Reemay™ is also used in the fabric softener sheet market where Fiberweb has market-leading technology. Fiberweb's fabric softener sheets are able to accept scented, anti-static and softener treatments. The timed release of softener during the clothes dryer cycle ensures that softener is released in a more controlled manner than from other substrates. The product maintains stability in high-temperature dryer cycles and enjoys excellent processing advantages.

Fiberweb also manufactures high-performance products for use in the graphic arts industry including wipes, dampener covers and absorbent socks.

4.1.2 Europe

(i) Hygiene

In Europe, Fiberweb has a leading market position as a result of its continuous investment across its manufacturing sites. It produces top sheet, back sheet, barrier leg cuff and core cover predominantly for use in the production of diapers and uses a wide range of technology but predominantly spunbond. Fiberweb also has a proprietary S-Tex™ spunbond technology for certain hygiene and industrial applications. It is also currently replacing its older Lurgi spunbond technology, represented by 2 lines in Sweden, with a state-of-the-art Reicofil 4 spunbond line in Sweden at the same Swedish site.

Fiberweb also has three spunlace lines serving the wipes market. Tecnofibra and Tenotex were acquired in 2003 and 2004 respectively as Fiberweb built its presence in the wipes market. Tecnofibra operates two spunlace lines serving the wipes market and Tenotex operates a line in Spain producing spunlace containing pulp for a new generation of lower-cost wipes.

(ii) Industrial specialities

Fiberweb's presence in industrial specialities is less developed in Europe than in North America. It falls into three main categories: construction, resale of US industrial products (e.g. graphic arts) and other products such as line fillers on primary hygiene assets. In May 2006, Fiberweb acquired a small German roofing business, Blowitex, in order to increase its presence in the European roofing market.

In the UK, Fiberweb produces Terram-branded geotextiles and geosynthetics which have a strong market position in the UK and in some parts of Europe. However, this business is in difficulty and is currently loss-making due to over-capacity in the market, high utility and raw material costs (which Fiberweb is unable to pass through to its customers) and an uncompetitive manufacturing process for commodity products. Fiberweb's management has approved a restructuring of the Terram business with a view to improving its performance with an expected cash cost of £1 million.

4.1.3 Asia

(i) Hygiene

In its Chinese facility, Fiberweb produces an advanced airlaid material for absorption and/or distribution of liquid for use mainly in the manufacture of disposable feminine hygiene products. Fiberweb is also

looking to invest in a second airlaid line in China. In addition, Fiberweb, through its Thai joint venture interest, CNC, produces spunbond and SMS products. However, Fiberweb is in negotiations to sell its interest in CNC to the JV Partners, as the interests of the partners have gradually diverged. If the sale proceeds, Fiberweb will seek alternative opportunities to address spunbond markets in Asia.

(ii) Industrial specialties

Fiberweb sells small volumes of specialist Reemay™ filtration fabrics and Typar™ for various construction applications in Asia, especially in China.

5. Strategy

5.1.1 Overview of corporate strategy

Fiberweb's strategy is to create value for Fiberweb Shareholders through reinforcing its position as a leading supplier of nonwoven fabric solutions. This will be achieved by turning around its declining profitability (which has been apparent for several years) by developing and strengthening leading positions in selected niche industrial speciality markets whilst maintaining its leading position within attractive segments of the hygiene sector. Within each business segment, Fiberweb is continually seeking to enhance its competitive position through product innovation, improving operational efficiency at its manufacturing sites and investing in new production technology. Fiberweb may make acquisitions or other investments in order to achieve these objectives.

In recent years, Fiberweb's financial performance has deteriorated significantly, primarily due to a rapid increase in raw material costs and also utility costs, but there have also been a number of other important factors which have contributed to the deterioration. These are: (i) a lack of investment in the hygiene spunbond business which has created competitiveness issues, especially in North America; (ii) growing over-capacity in the market especially in wipes; and (iii) a lack of success in growing Fiberweb's profitable industrial specialities business.

During the second half of 2005, Fiberweb's management initiated a turnaround programme to address certain difficulties which the business was facing. Management believes that by implementing this turn around programme, Fiberweb will be able to position itself to restore an acceptable level of profitability to the business. Initially the programme has focused on cost reduction and the elimination of loss-making activities, and in improving operational performance, particularly in manufacturing.

5.1.2 Industrial

(i) Focus on growth in profitable niche markets

In the industrial sector, Fiberweb's strategy is to build strong positions in a few selected markets where the strength of its brands and technology and its ability to differentiate its products from those of its competitors will result in increased margins.

In the US, the Directors believe there is significant potential for medium and longer term growth in the construction market where Fiberweb's Typar™ product is technically strong and has a good market position and where housewrap is becoming increasingly used in new homes. Management is looking to increase its market share in certain US states which have experienced strong growth in the construction of new homes and where Typar™ is under-represented.

Fiberweb is seeking to grow its successful construction product businesses through strengthening sales and marketing, product innovation and strategic acquisitions. Fiberweb strengthened its market position in roofing materials in Europe by increasing the capacity at its Berlin site and through strategic acquisitions, for example, Blowitex in May 2006. Blowitex is a manufacturing business, based in Königswinter, Germany, which specialises in composites and laminates for niche residential roofing applications such as chimney flashings and ridge poles.

Fiberweb's management believes that successful innovation is crucial to the continuing success of the business. Improving product performance, finding new applications for nonwovens, increasing process efficiencies are all critical factors in maintaining margins and strengthening customer relationships. Fiberweb undertakes significant new product and process development work at its sites, especially at Old Hickory, Tennessee, and at a global research and development centre at Peine, Germany where advanced pilot lines and a concentration of expertise has allowed Fiberweb to build a reputation for leading-edge development.

Fiberweb has launched a number of successful new products in the past including Typar™ housewrap which is important to the current business. This succession of new products paves the way for a range of new products being developed and launched now such as Resolution print media and digital printer wipes. In total, approximately 25% of Fiberweb's sales in 2005 derived from products which have been launched in the past three years.

Fiberweb also has a strong market position in speciality filtration products, particularly in the US in the pool and spa market. The Directors intend to strengthen this position, particularly in the European market.

Fiberweb is actively looking at investment opportunities in order to increase its presence in Latin America and Asia.

Fiberweb will continue to take action to sustain its strong position in fabric softener sheets and graphic arts products.

(ii) Converted and finished products

Fiberweb is also planning to expand its presence in converted and finished products. Through printing, conversion to smaller sizes appropriate for end-users and packaging, Fiberweb can add value for customers and develop a more sophisticated service than by delivering products in bulk rolls to manufacturers for finishing, thereby better protecting its market position. Fiberweb already successfully undertakes such conversion in the US in housewrap markets and in Europe for agricultural fabrics and for roofing liner.

(iii) Operational efficiency

Fiberweb is aiming to increase profitable growth by focusing on improved operational efficiency at its manufacturing sites. Certain of Fiberweb's industrial lines, for example, Reemay™ at its Old Hickory site have reached production capacity. Therefore, in order to increase profitable growth, Fiberweb's strategy is to improve production yield and to investigate running lines at higher speeds, as well as reducing costs, for example, by increasing its recycling of manufacturing waste.

(iv) Improving uncompetitive operations

Fiberweb is exploring ways in which it can improve the performance in its uncompetitive operations. This may involve implementing a restructuring or rationalisation programme at its sites or exiting certain markets where it is uncompetitive.

5.1.3 Hygiene

(i) North American hygiene restructuring

The North American hygiene division is a large and varied business which has experienced deteriorating financial performance over the last three years. The primary reason for the deterioration has been a loss of competitiveness in the core spunbond market which has affected sales of diapers and medical applications. Other factors which had a negative impact on the profits of the North American hygiene business are: (i) the loss of a major customer; (ii) a significant increase in polypropylene prices; and (iii) recent difficult trading conditions in the North American wipes market. In particular, as a result of the difficult trading conditions in the North American wipes market (and the European wipes market), Fiberweb has recorded an impairment charge of £26.7 million in the six months to 30 June 2006 relating to the goodwill associated with the acquisition of Tecnofibra in 2003 and the HEF3 wipes line in Bethune, South Carolina.

The Directors have completed a restructuring programme in relation to the North American hygiene division which they believe will restore an acceptable level of profitability by reducing costs, simplifying structures and cutting uncompetitive capacity. The plan has involved the closure of six out of 12 major production lines in the division and the reduction of approximately 30%. of the workforce. One of the lines which was closed has been reconditioned and relocated to Fiberweb's successful spunbond site in Mexico, which the Directors expect to remain profitable.

Management is also considering the possibility of introducing a new spunbond line or an airlaid line (as in Europe), with a view to improving the profitability of the North American hygiene division during 2008 and 2009.

Overall, it is estimated that the North American hygiene division's restructuring programme will cost approximately £36 million. This charge comprises of £4 million in cash, primarily for redundancies, and £32 million in assets including start-up cost write-downs. It is expected that almost all of the restructuring

will be completed prior to the Demerger becoming effective and, as a consequence, all of the restructuring costs will be borne by BBA. Savings arising from the restructuring are anticipated to be £6 million in a full financial year. The Directors believe that the restructuring together with some future investment will position the North American hygiene business to earn acceptable returns in the future.

(ii) Cost competitiveness

Fiberweb's customers are increasingly focusing on cost competitiveness. In the hygiene sector, customers are demanding price reductions to off-set the increase in raw material prices. Fiberweb's strategy is to respond to this changing market by reducing costs, for example, by lowering raw material content in its products, thereby enabling it to provide products to its customers at a lower cost. In order to secure its cost competitiveness in hygiene, Fiberweb will have to continue to invest in modern manufacturing equipment, as well as in R&D, in order to be able to produce the ultra-lightweight fabrics (e.g. ultra-lightweight corewrap) that are increasingly the requirements of customers. The latest manufacturing equipment allows lighter fabrics to be produced more quickly, on wider lines, with lower energy consumption. In addition to this kind of investment, Fiberweb is exploring options to reduce the cost of new manufacturing equipment through the use of non-traditional suppliers, though this possibility is not yet proven.

(iii) Focus on speciality markets

Fiberweb is aiming increasingly to focus its hygiene business on speciality products, which typically have higher margin than commodity products. Fiberweb works with its customers to develop new higher margin products, particularly those where it is possible to develop product differentiation between Fiberweb's products and those of its competitors. These new products include bi-component and elastic spunbond fabrics which significantly improve softness and extensibility and an apertured top sheet for diapers developed in conjunction with P&G.

(iv) Generation of acceptable profitability from wipes

Fiberweb's large hygiene wipes business, both in North America and in Europe, is currently operating at a very poor level of profitability. This is primarily due to the increasingly commodity nature of the wipes business, with both the substrate that Fiberweb produces, and the finished wet wipe as a consumer product, subject to intense price pressure. There appears to be significant over-capacity in the market in both regions where Fiberweb is present, and further new capacity is under construction. Fiberweb is considering a number of initiatives to improve this situation, including exiting the wipes market, investing in innovative technology to reduce manufacturing costs and working with customers to succeed in differentiating the wipes product. All of these options, together or in combination, are under review.

(v) Asia

Fiberweb currently holds a 50% interest in a Thai joint venture company, CNC International Co. Ltd ("CNC"). The remaining 50% interest is held by Billing & Collection Service Co Ltd and CPPC Plc (the "JV Partners") in the proportion of 33.7% and 16.3% respectively. Fiberweb is currently negotiating with the JV Partners in relation to the sale by it of its 50% interest in CNC to the JV Partners.

While Fiberweb is actively pursuing the sale of its interest in CNC, it still intends to grow its Asian business with further investment in the future. In particular, Fiberweb is looking to invest in a second airlaid line in China and is also considering investment options for spunbond capacity.

6. Raw materials

Raw materials represent the single most important cost for Fiberweb. The key raw materials are polypropylene and polyester, which represent over 80% of total purchases. Materials in total account for approximately 53% of total costs. Other raw materials used by Fiberweb are rayon/viscose, cotton, and miscellaneous resins, processed chemicals, colours and additives and binders. Fiberweb purchases approximately 30% of raw materials from two key suppliers and over 50% is sourced from its top five suppliers. The prices of polypropylene and polyester are a function of, amongst other things, the price of crude oil and natural gas.

Raw material price rises have had a material impact on the business and will continue to do so. The increase in raw material prices from 2002 to 2005 is estimated to have resulted in raw material cost increases of £71 million (ignoring exchange rate fluctuations), of which £50 million is estimated to have been passed on to customers. However, the scale and range of Fiberweb's operations have provided some portfolio protection against raw material price rises.

Fiberweb's ability to manage the impact of raw material prices is largely determined by the level of pass through achieved. Pass through is a mechanism by which raw material price increases (or decreases) are passed on to customers as changes to selling prices, either contractually (which is an automatic mechanism in a sales contract linked to a movement in a market index) or non-contractually (which is achieved through negotiation or ad hoc price increases by customer, market or product). Contractual pass through mechanisms are in place with major hygiene and medical customers and the level of pass through achieved has remained relatively constant. Together with non-contractual pass through, Fiberweb has generally been able to pass through a substantial proportion of raw material price increases, albeit with an average time lag of 2-3 months.

7. Manufacturing

The production process for nonwoven materials typically involves three main steps: web formation; web consolidation or bonding; and finishing. Web formation consists of laying down the mesh or "web" of fibres; web-bonding consolidates the web structure to strengthen it; and finishing gives the fabric other chemical or visual quality.

There are two main kinds of web-formation, namely spunbond (or spunlaid) and drylaid, which are substantially different in quality, cost and technology. Spunbond involves the melting and spinning of polymer resin. Drylaid processes use pre-spun "staple" fibres which are formed into a web on a carding machine.

The different types of bonding and web formation processes can be combined interchangeably, but certain combinations predominate:

- spunbond thermal calendar, which is typically used in hygiene products;
- spunbond meltblown spunbond (SMS) which is a combination of melt-blown and spunbond and is again typically used in hygiene and medical products;
- carded, hydro-entangled (known as "spunlaced") which is typically used in wipes; and
- airlaid, which is typically used in wet and dry wipes and absorbent cores for hygiene products

The most important technology employed by Fiberweb is spunbond. Spunbond has the benefit of high mechanical strength and low cost but does not have a soft, fabric-like feel. Spunbond fabrics are produced by depositing extruded, spun filaments on to a collecting belt in a uniform random manner followed by bonding the fibres. The fibres are separated during the web-layering process by air jets or electrostatic charges. The collecting surface is usually perforated to prevent the air stream from deflecting and carrying the fibres in an uncontrolled manner. Bonding imparts strength and integrity into the web by applying heated rolls or hot needles to partially melt the polymer and fuse the fibres together. Meltblown is a process whereby low-viscosity molten polymer is spun directly into very thin fibres by being blown through small holes into a cooling air stream. SMS utilises a meltblown layer to give spunbond fabrics improved barrier properties at a low basis weight, but it is more costly to manufacture than simple spunbond.

Carded nonwovens are more expensive than spunbond due to the use of staple fibre raw material but can have a lofted, fabric-like feel. Fibres are selected according to their properties such as absorbency or permeability and prepared for feeding into a web-forming machine. The characteristics of the web determine the physical properties of the final product. The fibres pass through a blending feeder before being beaten into a coarse opening of fibre tufts. The next step is carding where small tufts are separated into individual fibres and the process of parallelisation and the creation of the web begins. Web formations can then be developed into numerous web structures by web-layering.

In the airlaid web formation process, the fibres, which can be very short, are fed into an air stream and then on to a moving belt or perforated drum, where they form a randomly orientated web before being bonded. In comparison to carded nonwovens, airlaid webs have a lower density, a greater softness and an absence of lamina structure.

8. Research and development

Fiberweb spends approximately 1.3% of its revenues on technical services and research and development which management believes is important to maintain its level of competitiveness. Fiberweb's Research and Development division has its main centre in Germany, with some activity in the US operated by approximately 45 highly experienced scientists and technicians, who benefit from a number of pilot lines

and sophisticated analytical laboratories. Research and Development ("R&D"), focuses on upstream product and process development and Technical Services ("TS"), focuses on incremental product and process improvement. Responsibility for product and process development is co-ordinated between the R&D and TS departments based in the US and Europe.

8.1.1 Technical Services

TS provides the day-to-day technical interface with customers. TS operates regionally and reports directly to the business organisations in Europe, the Americas and Asia. TS has the following major responsibilities: (i) short term, customer-driven activities to develop product modifications on new applications from existing products or process improvements on existing technologies; (ii) assisting customers in the use of Fiberweb's technology and products and understanding customer requirements; and (iii) supporting engineering resources at site level to improve efficiency of existing processes and leverage between sites.

In the Americas and Europe, TS is organised in market sector teams for operating with the R&D functions in Peine and Simpsonville, with process engineers based at manufacturing sites and shared as needed.

8.1.2 Research and Development

The R&D division has a global and more upstream orientation than TS. R&D is based in Peine, Germany and has three functional groups: (i) Global Platform Technology which focuses on new materials and products, new applications of existing materials and products and upstream product development activities with customers; (ii) Global Process Engineering ("GPE") which focuses on process optimisation and development of new processes, scouting of new process technology and, benchmarking of process technology. GPE is responsible for the operation of pilot lines in Europe and the US; and (iii) Global Services which is responsible for the management of intellectual property, competitive intelligence, products stewardship and regulatory affairs.

9. Patents and trade marks

Fiberweb's continuing success depends, in part, on its ability to protect current and future products and processes through securing, enforcing and defending its intellectual property rights. Fiberweb relies on a combination of trade marks, copyright, trade secrets, patents and contractual restrictions to establish and protect proprietary rights in its products and processes. Fiberweb has a large repository of intellectual property which has underpinned strong sales of new products developed by TS and global R&D as a whole.

Fiberweb believes that it has one of the largest bases of registered nonwoven patents amongst its competitors. This has been enhanced by the legacy of companies that it has acquired over the past years. Fiberweb maintains over 300 registered trade marks and over 580 patents worldwide. Fiberweb also has 200 patents under application worldwide.

10. Central functions

Fiberweb has developed a head office capable of fulfilling the functions required of an independently listed company. In particular, the heads of legal, treasury, company secretarial and finance have been appointed and further employees are being recruited to support them. Some functions, including internal audit and tax will continue to be carried out by BBA for a limited period on behalf of Fiberweb, in accordance with the terms of a transitional services agreement, further details of which are set out in paragraph 13 (Material contracts) of Part 10 (Additional information). In due course, all of the functions carried out by BBA under the terms of the transitional services agreement will be assumed by Fiberweb. In total, Fiberweb expects approximately 15 people to be based at its head office in Richmond-upon-Thames. There is no current expectation that operational functions will be further centralised or that a significantly larger head office will be necessary.

11. Sales and marketing

Fiberweb has a dedicated sales and marketing team within each business division.

11.1.1 Hygiene

Sales in the hygiene markets are generally to global consumer care producers such as P&G, Kimberly-Clark and SCA. These customers tend to purchase nonwovens on a product and regional basis although Fiberweb co-ordinates its approach to major customers on a global basis.

In the medical sector, Fiberweb believes it is particularly important to maintain a close partnership with customers in order to develop products which meet the strict performance criteria of their users. As many products are ultimately subject to the US Food and Drug Administration's approval, customers have rigorous qualification requirements for nonwoven suppliers.

11.1.2 Industrial

The housewrap market in construction in North America is served through specialist distribution. Fiberweb has recently increased the size of the direct sales team in the US covering housewrap and is also investing in strengthening the Typar™ brand with builders and distributors. In Europe, construction products are also sold through specialist distribution, generally under the distributor's brand. In the specialist geotextile construction areas served by Terram and Bidim, independent sales and marketing teams are employed.

Fiberweb also supplies nonwoven materials for conversion to fabric softener sheets. Fiberweb's sophisticated spinning technology has enabled it to hold a very high share of this market in the US. Major customers are supplied under one to three year contracts containing provisions for pass through of raw material price changes.

Fiberweb has held a strong position in North America in pool and spa filtration media for several years. Fiberweb sells the market-leading filtration product, Reemay™ to convertors who include nonwovens in pool and spa filter cartridges. Expansion in this market has been driven by innovation and enhanced sales and marketing efforts, and includes plans to enter the pool and spa cartridge filter markets.

The remaining industrial businesses cover many markets, applications and customers. Pricing is managed on a market by market basis.

11.1.3 Relationship with P&G

Fiberweb undertakes a significant amount of business with P&G. This close relationship goes back many years and has been developed through rapid growth in P&G's consumption of nonwovens, many collaborative product development projects and Fiberweb's willingness to invest in projects and countries which are of strategic importance to P&G. For example, Fiberweb has been invited to join several critical P&G product development initiatives.

The Directors believe that Fiberweb offers P&G the most comprehensive global presence and the best developed product development resource in the industry. It is Fiberweb's intention to at least maintain its share of P&G's spend on nonwovens to protect both its commodity and speciality franchise with P&G. This will be achieved through the proposed reinvestment and cost reduction strategy.

Substantially all of P&G's business is covered by pass through clauses allowing for underlying price movements in raw material costs to be passed on, although there is still an exposure for Fiberweb from the time-lag in the pass through process, from scrap (the raw material element of which the cost is not passed on) and from utility costs, the variations in which are also not passed on.

12. Board and management

The Board consists of Malcolm Coster as Non-Executive Chairman, Daniel Dayan as Chief Executive Officer, Simon Bowles as Chief Financial Officer and Peter Hickman, Richard Stillwell and Brian Taylorson as independent non-executive Directors.

Further details on the Directors are set out in paragraph 4 (Directors and senior management) of Part 10 (Additional information) of this document.

Senior management comprises an international team of eight individuals who between them combine extensive experience in the nonwovens business with extensive experience in leading international manufacturing businesses and key account management.

15. Employees

The table below sets out the average monthly number of people (full-time equivalents) employed by the Group during the past three and a half years:

	30 June 2006	31 December 2005	31 December 2004	31 December 2003
By Region				
North America	1,322	1,392	1,447	1,528
Europe	1,161	1,191	1,065	1,001
Rest of World	371	342	345	334
United Kingdom	82	78	75	73
Total	**2,936**	**3,003**	**2,932**	**2,936**
By Market				
Hygiene	1,847	1,946	1,851	1,778
Industrial	1,089	1,057	1,081	1,158
Total	**2,936**	**3,003**	**2,932**	**2,936**

During the historical period which the table above refers to, Fiberweb has made a number of acquisitions which have added more than 400 additional employees to the Group. The fact that the average monthly number of people employed by the Group during the historical period has remained constant indicates the like-for-like headcount reduction in the existing businesses.

PART 6

SELECTED FINANCIAL INFORMATION

A summary of the Fiberweb Business' consolidated audited financial information for the six months ended 30 June 2006 and the three years ended 31 December 2005 is set out below. The financial information in this paragraph has been extracted without material adjustment from Part 8 (Financial information) of this document. The financial information for 2003 has been prepared in accordance with UK GAAP, 2004 has been prepared in accordance with both UK GAAP and IFRS, and 2005 has been prepared in accordance with IFRS:

	Six months ended 30 June		Year ended 31 December			
	IFRS 2006	IFRS 2005 unaudited	IFRS 2005	IFRS 2004	UK GAAP 2004	UK GAAP 2003
	£m	£m	£m	£m	£m	£m
Revenue	309.4	313.8	619.3	552.8	552.8	508.1
Underlying operating profit*	13.4	23.9	44.0	48.4	49.0	47.9
Operating (loss)/profit	(71.2)†	22.2	23.9	44.1	38.3	30.4
(Loss)/profit before tax	(79.2)	14.2	8.6	27.1	22.4	18.0
Basic earnings per ordinary share:						
Adjusted**	0.7p	8.2p	15.1p	15.7p	14.1p	11.8p
Unadjusted	(50.1)p	6.9p	3.5p	12.3p	7.0p	0.2p
Net assets	491.1	n/a	540.1	520.8	525.3	528.6

* For IFRS, presented as operating profit/(loss) before restructuring costs and non-recurring items and, for UK GAAP, presented as operating profit (including share of operating profit of associates) before goodwill amortisation and exceptional items.

** Adjusted basic earnings per ordinary share is presented for IFRS before restructuring costs and non-recurring items and for UK GAAP before goodwill amortisation and exceptional items.

† The operating loss for the period ended 30 June 2006 includes £84.6 million of restructuring costs and non-recurring items.

You should read the whole of this document and not rely solely on the summarised information in this Part 6.

OPERATING AND FINANCIAL REVIEW

The following review should be read in conjunction with the rest of this document, including the accountants' report and financial information set out in Part 8 (Financial information) of this document. This discussion contains forward-looking statements that involve risks and uncertainties which could cause Fiberweb's actual results to differ from those expressed or implied by such forward-looking statements. These risks and uncertainties are discussed in Part 2: "Risk Factors".

1. Overview of the Fiberweb business

Fiberweb believes it is the fourth largest group by global sales in the nonwovens market. The Fiberweb business is divided into two broad industry segments, being hygiene and industrial. In the hygiene sector, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene products, adult incontinence and other consumer care products including wipes, personal wipes and household cleaning wipes. Within the diverse industrial sector, Fiberweb has built strong positions in selected niche markets including construction, filtration and fabric softener sheets.

For financial year 2005, the Fiberweb Group had total sales of £619.3 million, of which 68.7% was attributable to sales of hygiene products and 31.3% was attributable to sales of industrial products.

2. Principal factors affecting Fiberweb's results of operations

2.1 Raw materials prices

Raw materials represent the single most important cost for Fiberweb. The key raw materials are polypropylene and polyester, which represent over 80% of raw material purchases. The prices of polypropylene and polyester are a function of, amongst other things, manufacturing capacity and the price of crude oil and natural gas liquids. Recently, a number of factors have had a significant impact on polypropylene pricing including geopolitical factors such as the Gulf War, regional shifts in supply and demand and natural disasters, including hurricanes Katrina and Rita in 2005.

Fiberweb's expenditure on raw materials amounted to £243.2 million, £261.7 million and £329.2 million in financial years 2003, 2004 and 2005 respectively. Polypropylene pricing has experienced an upward trend in recent periods, increasing in the latter half of financial year 2004 and continuing to increase in the first quarter of financial year 2005 before starting to decline in the second quarter. However, hurricanes Katrina and Rita reversed this position in the final quarter of financial year 2005. At the end of financial year 2005, polypropylene prices had reached unprecedented levels. This situation has not materially improved to date.

Fiberweb's ability to manage the impact of raw material prices is largely determined by the level of pass through achieved. Pass through is a mechanism by which raw material price increases are passed onto customers as incremental selling prices. Pass through is either contractual (which is an automatic mechanism in a sales contract linked to a movement in a market index) or non-contractual (which is achieved through negotiation or ad hoc price increases by customer, market or product).

Fiberweb has steadily increased the amount of pass through protection it achieves from approximately 67% in financial year 2003 to an estimated 71% in financial year 2005. This increase has been achieved through an increase in non-contractual pass through from 19% to 23% during the historical financial period. The rise in non-contractual pass through is due to specific management focus in the first quarter of financial year 2005 to combat the adverse effects in 2004. There was also an intense and sustained effort in October 2005 to mitigate the rapid increase in raw material prices caused by hurricanes Katrina and Rita.

2.2 Acquisitions

Tecnofibra was acquired in September 2003 and Tenotex was acquired in September 2004. The purpose of each of these acquisitions was to build Fiberweb's Spunlace capability in Europe and, in particular, to grow Fiberweb's position in the wipes market.

2.3 New lines

The start-up of the state-of-the-art HEF3 line at Fiberweb's Bethune site in North America in 2003 generated incremental revenues of £23.4 million between financial years 2003 and 2005 respectively. The HEF3 line supplies baby wipe substrate to P&G for its North American operations. This supply agreement between P&G and Fiberweb was entered into in 2002 and the parties amended it in June 2006, including extending its term to the end of calendar year 2009. In addition, the start-up of line C5 at the Peine site in Europe contributed to an increase in sales between financial years 2003 and 2004 of £8.2 million. This Reicofil 3 line was installed to replace existing capacity in the European business that was becoming less competitive and less profitable.

Future investment plans in hygiene include the installation of an airlaid machine at the Lesmo site, in Italy, in the second half of 2006 to supply P&G for a period of five years commencing in January 2007 and the installation of a new state-of-the-art spunbond line at Fiberweb's Sweden site. Investments in industrial have included the installation and commissioning of an additional line at Fiberweb's facility in Berlin, Germany, primarily to produce roofing products and the installation and commissioning of an additional line at Bidim, Brazil, to support the shoe components and roofing business. The Berlin line was entirely, and the Bidim line was partially, based on existing Fiberweb equipment, which was relocated from the North American hygiene business.

2.4 Construction growth

Growth in the construction market has been primarily influenced by the rapid pace of development in the construction industry in North America, in particular, the increased use of housewrap in construction. Fiberweb's Directors believe that Fiberweb's Typar™ brand is the second largest housewrap product in terms of market share.

2.5 Significant competition and capacity

There is significant competition within the global nonwovens market. Market share in a number of Fiberweb's key sectors is concentrated among a number of well-established companies that operate on a regional and global basis. There is also over-capacity in a number of Fiberweb's markets especially the wipes markets.

2.6 Productivity improvements

In addition to acquisitions and new line start ups, Fiberweb has undertaken significant capital expenditure initiatives in respect of line upgrades, operational improvements and cost reductions.

During financial years 2002 and 2003, the barrier and spunbond lines, at the Simpsonville site in North America, underwent major upgrades. In Canada, line 2 had an off-line filter installed and in 2005 a new compressed air plant was built at the Old Hickory site. These investments were designed to reduce Fiberweb's cost base or improve line efficiency and speed. Additional operational improvements included the closure of Typar™ line 1 at Old Hickory, T-Bond line 2 at Bethune and line 3 at Simpsonville during 2003 and 2004, due to a combination of the lines no longer being cost effective or because volume demand was insufficient.

Throughout the recent period of rising raw material prices, there has been a concerted effort to increase raw material recycling levels across the business. In financial year 2006, Old Hickory has commissioned a PET recycling plant that is expected to deliver significant raw material cost savings. The Old Hickory site is also implementing a number of specific capital expenditure projects to reduce production costs, including new printer technology for the Typar™ lines, the installation of a chilled water plant and upgraded Dowtherm vaporisers. At Bethune, the HEF3 line is to have a new filtration system installed to allow use of alternative, lower cost raw materials together with a series of other process improvements to improve yield and efficiency level to increase throughput capacity.

At Washougal, line 3 has been upgraded to allow the production of overbonded topsheet to supply P&G for its apertured topsheet production.

In Europe, there are a number of small scale yield improvement and capacity increases being implemented across key lines, whilst in China a new embosser and a new calendar are being installed both to increase capacity and improve line efficiency.

2.7 Restructuring

Divisional and regional restructuring projects, principally Project Genesis, resulted in significant restructuring costs in the financial year 2003. Project Genesis was a restructuring project under which Fiberweb reorganised its business from sectoral reporting lines (i.e. hygiene and industrial) to geographical reporting lines (i.e North America, Europe and Rest of World). Initially, Fiberweb had been organised on a regional basis and the aim of Project Genesis was to return the business to its historical organisational structure and to reduce central administration costs, principally comprised of staff costs. Subsequent to this, the business initiated certain business unit restructuring plans that included the relocation of Snow, the filtration converting business, to Old Hickory in 2004 and AQF, the cabin air production unit, to Simpsonville in 2005.

In early 2006, the plant in Toronto was closed to improve the cost competitiveness of the North American Hygiene division. Following the closure, the Toronto plant's two production lines were transferred to Mexico and Berlin in order to meet demand from these locations.

The Simpsonville site has closed two of its lines during 2006. Following the loss of the Cardinal medical contract, the Barrier line was closed in August 2006 and the spunbond line was decommissioned at a similar time as a result of its decreasing cost competitiveness. Further, at the Washougal site, two uncompetitive lines were also closed during 2006. Management is actively pursuing the sale of its non-core cotton-bleaching business in Griswoldville, Massachusetts.

One of the two production lines at Terram Limited, Fiberweb's UK industrial non-wovens business, will be closed in early 2007 in response to rising utility and polymer costs and increasing price pressure.

2.8 Restructuring costs and non-recurring items

Restructuring costs and non-recurring items amounted to £20.1 million and £4.3 million in financial years 2005 and 2004 respectively. Included in the 2005 charge is an £11.5 million impairment cost (2004: nil) in relation to a number of production lines mainly within Fiberweb's North American business. These impairment costs arise as a result of increased energy costs and polypropylene prices and changes in customer demands. In financial year 2005, there was a further £11.2 million restructuring cost (2004: £5.3 million) and an income of £2.6 million which relates to curtailment gain on a post-retirement medical benefit scheme (2004: £1.0 million).

3. Results of operations

The following table sets out Fiberweb's operating results for the key operating divisions for the 2003 to 2005 financial years:

	Hygiene			Industrial		
	UK GAAP	IFRS		UK GAAP	IFRS	
North America	2003	2004	2005	2003	2004	2005
	£m	£m	£m	£m	£m	£m
Total sales	132.1	143.1	154.5	142.7	131.8	137.9
Underlying cost of sales(1)	109.1	123.3	137.0	100.6	95.4	103.0
Underlying gross margin(2)	23.0	19.8	17.5	42.1	36.4	34.9
Underlying gross margin %(2)	*17.4%*	*13.8%*	*11.3%*	*29.5%*	*27.6%*	*25.3%*
Underlying operating profit(2)	6.0	0.3	(3.8)	16.9	18.6	16.7
Underlying operating profit margin %(3)	*4.5%*	*0.2%*	*(2.5%)*	*11.8%*	*14.1%*	*12.1%*

	Hygiene			Industrial		
	UK GAAP	IFRS		UK GAAP	IFRS	
Europe	2003	2004	2005	2003	2004	2005
	£m	£m	£m	£m	£m	£m
Total sales	148.4	190.6	232.4	43.6	43.0	44.5
Underlying cost of sales(1)	110.0	143.6	180.4	32.1	30.5	33.2
Underlying gross margin(2)	38.4	47.0	52.0	11.5	12.5	11.3
Underlying gross margin %(2)	*25.9%*	*24.7%*	*22.4%*	*26.4%*	*29.0%*	*25.4%*
Underlying operating profit(3)	16.5	20.4	23.1	3.7	4.4	3.7
Underlying operating profit margin %(3)	*11.1%*	*10.7%*	*9.9%*	*8.5%*	*10.2%*	*8.3%*

(1) Cost of sales before restructuring costs and non-recurring items.

(2) Gross margin before restructuring costs and non-recurring items.

(3) Operating profit before restructuring costs and non-recurring items.

Rest of World	Hygiene and Industrial		
	UK GAAP	IFRS	
	2003	2004	2005
	£	£	£
Total sales	40.4	44.3	50.0
Underlying cost of sales(1)	30.0	31.6	36.4
Underlying gross margin(2)	10.4	12.7	13.6
Underlying gross margin %(2)	*25.7%*	*28.7%*	*27.2%*
Underlying operating profit(3)	4.8	6.1	8.2
Underlying operating profit margin %(3)	*11.9%*	*13.8%*	*16.4%*

(1) Cost of sales before restructuring costs and non-recurring items.

(2) Gross margin before restructuring costs and non-recurring items.

(3) Operating profit before restructuring costs and non-recurring items.

3.1 Interim results for 6 months ending 30 June 2006 compared with 6 months ending 30 June 2005

3.1.1 Total sales

Total sales were £309.4 million in the six months to 30 June 2006, £4.4 million or 1.4% lower than in the corresponding six month period in 2005. Total sales to 30 June 2006 attributable to North America remained flat while total sales attributable to Europe were 5.8% lower than during the comparable period in 2005.

Hygiene

Total sales in the hygiene segment of Fiberweb's business were £216.7 million in the six months to 30 June 2005 and £204.5 million (or 5.6% lower) in the six months to 30 June 2006. This reduction in sales volumes has been partly offset by the increase in level of pass through of raw material prices to customers.

In North America, the hygiene business was affected by reduced medical and wipes volumes and price reductions attributable to commodity diaper products. In order to address these challenges and position the North American hygiene business more competitively, management initiated the North America hygiene restructuring program.

As in North America, the European hygiene business was adversely affected by difficult trading conditions especially in the global wipes market.

Industrial

Total sales in the industrial segment of Fiberweb's business increased from £97.1 million in the six months to 30 June 2005 to £104.9 million in the six months to 30 June 2006, an increase of 8.0%.

Sales at Fiberweb's industrial business have remained broadly stable in the first six months of 2006 in comparison with the same period in 2005. The acquisition of Blowitex GmbH in April 2006 has added additional industrial capacity in Europe and has contributed £3.2 million incremental sales in the first half of 2006. Sales increases have also resulted from increased pass through of raw material prices and the conversion of some price surcharges implemented in North America in late 2005 to permanent price increases.

There was strong demand for fabric softener sheets in early 2006 and a continued increase in private label volumes has benefited Fiberweb.

Fiberweb continues to focus on increasing its geographic penetration of its Typar housewrap product across North America. Fiberweb has recently launched a lower cost variant of its housewrap product aimed at competing with a similar offering from DuPont. The continued good performance of the housewrap business has however been partly offset by a reduction in landscape volumes, which had historically been produced in conjunction with housewrap.

Rest of world

The pass through of raw material price increases combined with growth in Mexico and China has contributed to the sales in the Rest of World region increasing from £24.3 million in the six months to 30 June 2005 to £28.1 million in the six months to 30 June 2006, a 15.6% increase.

3.1.2 Cost of sales

Costs and overheads increased by £32.1 million from £246.7 million in the six months to 30 June 2005 to £276.5 million in the six months to 30 June 2006. The increase includes a one-off charge of £24.8 million, £21.5 million of which relates to the impairment of North America hygiene lines including Griswoldville, Massachusetts.

Raw material costs

Raw material costs increased from £153.8 million in the six months to June 2005 to £163.5 million in the six months to June 2006, an increase of £9.7 million or 6.3%. Raw materials as a percentage of sales increased from 49.0% in the six months to 30 June 2005 to 52.8% in the six months to 30 June 2006.

The spike in raw material prices in late 2005 caused by hurricanes Katrina and Rita did not fully unwind during early 2006 as oil prices peaked in April.

Other costs

Other costs have increased from £92.9 million in the six months to 30 June 2005 to £115.3 million in the six months to 30 June 2006. The increase is primarily attributable to one-off costs of £22.5 million relating to the impairment of production lines in Bethune, South Carolina and Griswoldville, Massachusetts. Excluding such one-off costs, increased utility costs have been offset by lower costs from volume reductions and workforce rationalisation in the first half of 2006 in comparison to the same period in 2005.

3.1.3 Gross margin

Gross margin decreased from £67.1 million in the first six months to 30 June 2005 to £30.6 million in the corresponding period in 2006, a fall of £36.5 million or 54.4%. Excluding the £24.8 million one-off costs that primarily relate to the impairment of production lines in Bethune, South Carolina and Griswoldville, Massachusetts, underlying gross margin in the six months to 30 June 2006 is £55.4 million, a decrease of £11.7 million or 17.4% compared to 2005.

Gross margin has been negatively impacted by Fiberweb's inability to pass the full increase in raw materials costs on to customers. The hygiene division's gross margin has also been eroded by the significant reduction in wipes volumes at both Bethune, South Carolina, and Tenotex, Spain, a change in product mix with an increased proportion of low margin line fillers on Fiberweb's older lines and reduced prices and volumes in production at Simpsonville, South Carolina. Industrial gross margin has been adversely affected by the reduction in landscape volumes at Old Hickory, Tennessee and increasing price pressure at Terram Limited in the UK.

It is anticipated that the closure of older uncompetitive lines during 2006 will reduce Fiberweb's cost base and improve margins going forward.

3.1.4 Operating profit

Operating profit has decreased by £93.4 million in the six months to 30 June 2005 to a loss of £71.2 million in the six months to 30 June 2006. Excluding £36.8 million relating to the costs associated with the restructuring of the North American hygiene business, a £14.6 million charge relating to the impairment of goodwill from the acquisition of Tecnofibra, Italy, a £24.8 million charge that primarily relates to the impairment of production lines at Bethune, South Carolina and Griswoldville, Massachusetts and a £8.4 million charge associated with the restructuring of Terram Limited in the UK underlying operating profit to 30 June 2006 is £13.4 million, which is £10.5 million or 43.9% lower than the six months to 30 June 2005. Distribution and administration costs have remained broadly stable in the first six months to 30 June 2006 compared to the same period in 2005. Accordingly, the

factors that have impacted gross margin discussed above have been the direct cause of the reduction in underlying operating profit.

4.1 Financial year 2005 compared with financial year 2004

4.1.1 Total sales

Total sales were £619.3 million in 2005, an increase of £66.5 million or 12.0% over 2004 total sales of £552.8 million. Total sales attributable to North America and Europe improved in financial year 2005 over comparable 2004 figures by 6.3% and 18.5%, respectively.

Total sales were positively affected in both North America and Europe by an increase in sales price following a concerted effort by management to pass through raw material cost increases to customers. This was achieved by way of contractual terms in place with typically larger customers and by way of negotiations with customers where contractual terms were not in place.

Hygiene

Total sales in the hygiene segment of Fiberweb's business increased from £368.9 million to £425.6 million or 15.4% from financial year 2004 to financial year 2005. In North America, total sales increased from £143.1 million to £154.5 million or 8.0% from financial year 2004 to financial year 2005. In Europe, total sales increased from £190.6 million to £232.4 million or 21.9% from financial year 2004 to financial year 2005.

Hygiene is the core market for Fiberweb in Europe, representing approximately two-thirds of sales historically. The increase in total sales in Europe was achieved primarily due to: the full year impact of the acquisition of Tenotex in financial year 2004, which brought additional capability and presence in the wipes market; increased product throughput on the C5 line in Peine, Germany; and an increase in selling prices through the impact of raw material pass through. However, these increases were partially offset by a decrease in the average selling price of certain commodity products.

In North America, the growth in the hygiene business was primarily due to higher sales prices as a result of the increase in raw material prices being passed on to customers, an increase in line speed of the HEF3 wipes line at Fiberweb's Bethune site which created incremental revenues of £2.6 million and the greater volume of sales, particularly to P&G, through the introduction of new products such as the "acquisition and distribution layer" in diapers. The increase in total hygiene sales in North America was partially offset by price reductions on higher volume or commodity diapers, a lower than expected throughput of the high-speed carded line at the Simpsonville site and reduced medical sales due to the closure of the Canada site.

Industrial

Total sales in the industrial segment of Fiberweb's business increased from £183.9 million to £193.7 million or 5.3% from financial year 2004 to financial year 2005. In North America, total sales increased from £131.8 million to £137.9 million or 4.6% from financial year 2004 to financial year 2005. In Europe, total sales increased from £43.0 million to £44.5 million or 3.5% from financial year 2004 to financial year 2005.

The main factor behind the increase in sales in the industrial sector in North America has been the growth of sales in construction and fabric softener sheets. Construction sales increased from £34.5 million in 2004 to £38.5 million in 2005. Total sales of fabric softener sheets increased from £34.7 million in 2004 to £38.0 million in 2005. Industrial sales have also increased due to the increase in the level of pass through of raw material prices to customers.

Growth in construction sales is mainly attributable to the increase in the number of new homes being built in North America and, in particular, to the increased use of housewrap in construction. Fiberweb is focusing on increasing construction sales by introducing new product variants and extending its geographic presence across North America.

Fabric softener sheet sales have grown through the increase in raw material price pass through in addition to increased private label volumes.

In the filtration sector of the industrial market, total sales increased marginally from £34.2 million in 2004 to £34.5 million in 2005. Although total sales increased marginally, Fiberweb lost market share in

the pool and spa filtration market with sales declining from £12.3 million in 2004 to £9.7 million representing a 21.1% reduction. This reduction was principally due to Fiberweb experiencing certain quality and supply problems as a result of the Snow filtration business transfer from Cincinnati to Fiberweb's existing Old Hickory site in financial year 2004. Fiberweb also experienced a loss of sales due to the relocation of AQF Filtration, the cabin air production unit, to Simpsonville in 2005. These operational problems were exacerbated by the poor 2005 summer which resulted in overall financial year 2005 volumes in the pool and spa market decreasing.

Rest of World

In the Rest of World region, the pass through of raw material price increases continued with organic sales growth in China and improved penetration of industrial products, principally manufactured in North America, into the Far East. Overall, sales for the region increased by £5.7 million or 12.9%, from £44.3 million in financial year 2004 to £50.0 million in financial year 2005.

4.1.2 Cost of sales

Costs and overheads increased by £79.7 million, or 18.9%, from £421.8 million in financial year 2004 to £501.5 million in financial year 2005, against increased revenues of 12%. In the hygiene division, costs and overheads increased by £55.7 million, or 19.2%, from £290.1 million in financial year 2004 to £345.8 million and in the industrial division by £12.5 million, or 9.5%, from £131.7 million in financial year 2004 to £144.2 million in financial year 2005.

Raw material costs

Fiberweb's underlying raw material costs increased by £67.5 million, or 25.8%, from £261.7 million in financial year 2004 to £329.2 million in financial year 2005. Raw materials as a cost of total sales increased from 47.3% to 53.2% over the same period. The increase in raw material pricing was caused by a number of factors principally the wholesale price of crude oil but also other factors such as hurricanes Katrina and Rita. Total raw material costs to Fiberweb in 2005 were also affected by the acquisition of Tenotex in the last quarter of financial year 2004.

Other costs

Fiberweb's underlying other costs increased over the last two years, from £160.1 million in financial year 2004 to £160.8 million in financial year 2005. This was due to the full year effect of the acquisition of Tenotex and an increase in overhead costs. In particular, the rise in utility costs, the increase in production at Fiberweb's HEF3 line, the increase in volume of fabric softener sheets and construction products all contributed to an increase in the cost of sales.

4.1.3 Gross margin

Gross margin decreased from £131.0 million in financial year 2004 to £129.3 million in financial year 2005. However, gross margin percentage fell from 23.7% in financial year 2004 to 20.9% in financial year 2005. This excludes the impairment cost of £11.5 million reflected in cost of sales in financial year 2005. In the hygiene division, gross margin marginally increased from £78.8 million in financial year 2004 to £78.8 million in financial year 2005, although gross margin as a percentage of sales (excluding impairment costs) decreased from 21.3% in financial year 2004 to 18.8% in financial year 2005. In the industrial division, gross margin decreased from £52.2 million in financial year 2004 to £44.5 million in financial year 2005.

Gross margin was negatively affected by a number of factors, the most important of which was the increase in raw material costs and Fiberweb's inability to pass the full increase in raw material costs on to customers. Fiberweb also saw its gross margin eroded due to an increase in price competition in the filtration market, and also in the hygiene market as primary North American hygiene competitors brought new capacity online. Certain factors which are outside Fiberweb's control also had an impact on gross margin such as the decrease in the sales and price of wipes due to the impact of weakening US Dollar exchange rates which reduced the competitiveness of European exports to the US. Finally, a number of issues relating to Fiberweb's manufacturing sites also caused gross margin to decrease, including yield losses at Old Hickory following a change in production methodology which resulted in a reduction in production levels in order to reduce inventory levels; the closure of the smaller carded

line at Simpsonville; the refit of the Linotec line in Germany which resulted in reduced production; and production and quality problems at AQF Filtration.

In addition to these factors, gross margin percentage in Europe was also eroded because of the increase in hygiene sales as a percentage of total sales. The hygiene sector generally generates lower margins than the industrial sector; hence the growth in hygiene sales has diluted overall margins. European gross margin percentage was also negatively affected due to lower gross margins from less competitive Lurgi lines, particularly in Sweden.

The decrease in gross margin was partially mitigated by an increase in volumes. This volume increase was mostly attributable to an increase in the sales of acquisition distribution layer to P&G from the Green Bay site, an increase in construction and fabric softener sheet sales and an increase in the production of the HEF3 line at Bethune.

4.1.4 Operating profit

Operating costs between 2004 and 2005 remained broadly stable. The incremental costs resulting from the full year effect of the September 2004 acquisition of Tenotex were broadly offset by reductions in general administration costs which occurred in most units. The decrease in gross margin mentioned above therefore had a direct impact, resulting in underlying operating profit decreasing from £48.4 million to £44.0 million.

5. Financial year 2003 compared with financial year 2004

5.1 Total sales

Total sales were £552.8 million in 2004, an increase of £45.6 million or 9% over 2003 total sales of £507.2 million from continuing operations.

Hygiene

Total sales in the hygiene segment of Fiberweb's business increased from £312.3 million to £368.9 million or 18.1% from financial year 2003 to financial year 2004. Total sales in the European hygiene segment increased from £148.4 million to £190.6 million or 28.4% from financial year 2003 to financial year 2004. Total sales in the hygiene segment of Fiberweb's business in North America increased from £132.1 million to £143.1 million or 8.3% from financial year 2003 to financial year 2004.

Hygiene is the core market for Fiberweb in Europe, representing over 70% of sales historically. However, the percentage of total European sales comprised by hygiene increased from 77% in financial year 2003 to 81.6% in financial year 2004, largely due to the increase in spunlace capacity due to the acquisitions of both Tecnofibra and Tenotex in September 2003 and 2004 respectively. Furthermore, an increase in the production and sales from the C5 line in Peine, Germany resulted in significant sales growth in 2004.

The increase in North American Hygiene sales was primarily as a result of the increase in raw material pass through, the ramp up of the HEF3 baby wipes line in Bethune, increased sales to P&G in Mexico and increased sales of acquisition distribution layer. However, these increases were partially offset by the loss of the Tyco adult incontinence contract at Simpsonville in 2003.

Industrial

Total sales in Fiberweb's industrial business decreased from £194.9 million to £183.9 million or 5.6% from financial year 2003 to financial year 2004. Industrial sales declined from £142.7 million to £131.8 million or 7.6% in North America in the same financial period. In Europe, industrial sales remained flat at approximately £43.0 million between financial years 2003 and 2004.

The decline in sales in North America was principally driven by the movement in the US dollar exchange rate from $1.64 in financial year 2003 to $1.83 in financial year 2004. Despite the decline in total sales, the industrial business recorded strong volume growth due to increased housewrap and roofwrap sales combined with increased private label fabric softener sales. In addition, general industrial sales increased as a result of an increase in the sales of a number of smaller speciality products such as packaging and transport of £11.0 million.

Rest of World

Revenue in the Rest of the World region increased by 9.7% from £40.4 million to £44.3 million principally due to organic growth at the China Airlaid and Mexico facilities.

5.2 Cost of sales

Costs and overheads increased by £40.0 million, or 10.5%, from £381.8 million in financial year 2003 to £421.8 million in financial year 2004. In the hygiene division, cost of sales increased from £244.0 million in financial year 2003 to £290.0 million in financial year 2004 whereas, in the industrial sector, cost of sales decreased from £137.8 million in financial year 2003 to £131.8 million in financial year 2004.

The increase in the costs of sales was as a result of the increase in raw material costs due to the increase in crude oil and polypropylene prices in particular, the increase in production and depreciation costs on the new HEF3 and C5 lines and the impact of both the Tenotex and Tecnofibra acquisitions. Cost of sales was also negatively affected by supply and demand economics and in particular the reduction in industrial sales.

Raw material costs

Fiberweb's raw material costs have increased by £18.5 million, or 7.6%, from £243.2 million in financial year 2003 to £261.7 million in financial year 2004. Raw materials as a cost of total sales decreased from 47.9% to 47.3% over the same period.

Other costs

Fiberweb's other costs remained relatively static from financial year 2003 to financial year 2004 decreasing only marginally from £138.6 million to £160.1 million.

The increase in costs resulting from the acquisition of Tenotex and the full year effect of the Tecnofibra acquisition were broadly offset by the full year effect of cost savings resulting from Project Genesis.

5.3 Gross margin

Gross margin increased slightly from £126.3 million in financial year 2003 to £131.0 million in financial year 2004. In the hygiene division, gross margin increased from £68.3 million in financial year 2003 to £78.9 million in financial year 2004 whereas, in the industrial division, gross margin decreased from £57.1 million in financial year 2003 to £52.1 million in financial year 2004.

This slight increase was due to the part year effect of the acquisition of Tenotex, the full year effect of the introduction of the C5 line, incremental volumes and the increase in production at Fiberweb's HEF3 line in Bethune and the full year impact of the acquisition of Tecnofibra in September 2003.

Despite the slight increase in absolute gross margin, the gross margin percentage was negatively affected by the increase in raw material costs which could not be passed through to customers, the weaker European wipes market having an adverse impact on pricing and margins and lower volumes in Gray Court during financial year 2004.

5.4 Operating profit

Divisional operating profit before exceptional items remained broadly stable from financial year 2003 to financial year 2004. The acquisition of Tenotex in September 2004 and the full year effect of the acquisition of Tecnofibra were largely offset by reduced margins principally caused by higher raw material prices. Operating costs increased as a result of the acquisitions; however, the full year effect of the Project Genesis cost savings offset some of this increase.

6. Current trading and prospects

As stated in BBA's interim results announcement of 31 August 2006, Fiberweb's sales in the first half of 2006 were relatively stable but operating profit was considerably lower when compared with the equivalent period last year. That announcement also stated that trading conditions in Fiberweb were particularly challenging, which remains the case.

In Fiberweb's North American industrial division, spunbond sales remain strong with capacity constraints to be addressed through an investment in early 2007. In addition, the major polyester recycling facility at Old Hickory has been commissioned and is performing to plan. However, the slow down in the US housing market has been more significant than previously expected and has weakened prices for related products and, coupled with the external power supply failure at Fiberweb's Old Hickory site in the summer of 2006, has adversely impacted forecast sales for the second half of the year. In the European industrial division, the manufacturing line which was relocated from Toronto to Berlin is now fully operational and well loaded, although commissioning has taken longer than expected. As already announced, Terram, Fiberweb's UK geotextiles and geosynthetics business, is suffering from significant over-capacity in the market and high utility costs. Fiberweb's management has approved a restructuring of the Terram business with a view to improving its performance with an expected cash cost of £1 million.

In Fiberweb's North American hygiene division, the restructuring actions previously announced have been completed, and are achieving savings in line with expectations. However, the baby wipes business continues to suffer from weak volumes from a major customer, and initiatives to secure orders from private label converters are taking longer than expected. The spunbond line relocated to Mexico has now been fully commissioned and orders are being secured broadly in line with plan. The European hygiene business is performing in line with expectations, with strong volumes, although, as anticipated, wipes pricing remains weak. The construction of two major investments, an airlaid line in Italy and spunbond line in Sweden, are both proceeding to plan and these lines will be commissioned in early 2007. The Asian hygiene business continues to perform well.

In BBA's trading update of 27 June 2006, a profit forecast was made which indicated that, after a difficult first half, an improvement in performance in the second half of 2006 over the first half of 2006 was expected as a result of actions already in hand. However, in light of the weaker trading conditions set out above, specifically the slow down in the US housing market and weak volumes from a major customer in baby wipes, the Fiberweb Board believes that the underlying operating profit in the second half of the year will not exceed the £13.4 million reported for the first half of the year. Accordingly the previous profit forecast that referred to the improvement in performance in the second half of 2006 over the first half of 2006 is no longer valid and is withdrawn.

Nevertheless, Fiberweb continues to make progress on and is starting to benefit from the already announced restructuring, cost reduction, productivity and growth initiatives. The Fiberweb Board continues to believe that these initiatives will improve the underlying performance of the business. Furthermore, the recent fall in oil prices, if sustained, could lead to lower raw material prices during 2007.

Overall, while both trading and economic conditions are challenging, Fiberweb remains confident about its future prospects.

7. Profit forecasts

7.1 Profit forecasts made previously relating to the year ending 31 December 2006

In BBA's business update dated 28 April 2006, BBA's trading statement dated 27 June 2006 and in BBA's announcement of interim results dated 31 August 2006 the following profit forecasts relating to the Company were made:

28 April 2006: "For the year as a whole we anticipate that the performance of Fiberweb will be below the prior year."

27 June 2006: "The trading environment for Fiberweb remains challenging but after a difficult first half in 2006 we anticipate an improved performance in the second half as a result of actions already in hand. For the year as a whole we continue to expect that the performance of Fiberweb will be below the prior year despite the anticipated improvement in the second half."

31 August 2006: "Trading conditions at Fiberweb remain particularly challenging, but we expect to see an improvement in performance during the second half over the first half as a result of management actions already implemented."

In light of the weaker trading conditions set out in section 6 of Part 7, specifically the slow down in the US housing market and weak volumes from a major customer in baby wipes, the Fiberweb Board has reviewed the previous profit forecasts, namely:

(i) for the year as a whole, performance of Fiberweb will be below the prior year; and

(ii) the expectation of an improvement in performance during the second half over the first half of the year.

7.2 Profit forecast by the Fiberweb Board

Having completed the review of the previous forecasts referred to in 7.1 above, the Directors confirm that the financial year 2006 performance will be below the prior year. Underlying operating profit as defined in Part 6 (Selected Financial information) for financial year 2005 was £44.0 million. However, the Directors now believe that underlying operating profit in the second half of the year will not exceed the £13.4 million reported for the first half of the year and accordingly the previous profit forecast that referred to second half performance being better than the performance in the first half of the year is no longer valid and is withdrawn (the "Profit Forecast").

The bases and assumptions underlying the Profit Forecast that is set out above by the Fiberweb Board, together with the reporting letter from Ernst & Young on this forecast are set out in paragraphs 7.3 to 7.5 of this Part 7 (Operating and financial review).

7.3 Basis of preparation

The Profit Forecast, which is set out in paragraph 7.2 of this Part 7 (Operating and financial review), has been prepared on a basis consistent with the accounting policies adopted by Fiberweb in the preparation of the accounts included in Part 8 (Financial information) of this document.

The Profit Forecast is based on the audited interim accounts for the six months ended 30 June 2006 included in this document, the unaudited management accounts for the three months ended 30 September 2006 and a management forecast for the period ending 31 December 2006. The profit forecast is stated at an operating profit level because Fiberweb was part of the BBA Group and, in prior periods, reported profit at the operating profit level as part of the BBA Group.

The Directors who are solely responsible for the Profit Forecast, have received the letter from Ernst & Young set out in paragraph 7.4 of this Part 7 (Operating and financial review).

7.4 Assumptions

The Profit Forecast has been prepared on the basis of the following assumptions, all of which are outside the control or influence of the directors:

(i) there will be no material change in the current management team, ownership of and control of Fiberweb;

(ii) there will be no material change to the Group's customers' obligations or their ability or willingness to meet their obligations to the Group from that currently anticipated by the Directors;

(iii) there will be no material change in legislation or regulatory requirements impacting the Group's operations or its accounting policies;

(iv) there will be no material change in the rates of foreign exchange, from those currently prevailing;

(v) there will be no material change in the price of polypropylene, PET, cotton and other raw materials from that currently prevailing;

(vi) there will be no material change to energy prices including electricity, fuel and steam;

(vii) there will not be any changes in general trading and economic conditions in the countries in which the Group operates or trades which would materially affect the Group's business;

(viii) there will be no business interruptions that materially affect the Group, its major suppliers or its major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action; and

(ix) there will be no material change to the competitive environment leading to an adverse impact on the loading of lines or the capacity of the business to penetrate new markets.

7.5 Letter from Ernst & Young in relation to the Profit Forecast

Ernst & Young
One More London Place
London SE1 2AF

The Board of Directors
Fiberweb plc
1 Victoria Villas
Richmond-on-Thames
London
TW9 2GW

31 October 2006

Dear Sirs

We report on the profit forecast comprising the forecast of underlying operating profit of Fiberweb plc (the "Company") and its subsidiaries (together the "Group") for the year ending 31 December 2006 (the "Profit Forecast"). The Profit Forecast, and the material assumptions upon which it is based, are set out in paragraphs 7.2 and 7.4 of Part 7 (Operating and financial review) of the Prospectus issued by the Company dated 31 October 2006. This report is required by item 13.2 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Profit Forecast in accordance with the requirements of the Prospectus Directive Regulation.

It is our responsibility to form an opinion as required by the Prospectus Directive Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Basis of preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in paragraph 7.3 of Part 7 (Operating and financial review) of the Prospectus and is based on the audited interim financial results for the six months ended 30 June 2006, unaudited management accounts for the period ended 30 September 2006 and a forecast for the three months ending 31 December 2006. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Group.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully,

Ernst & Young LLP

8. Liquidity and capital resources

The Group's primary sources of liquidity are its cash flows from operating activities and its borrowings. Its principal use of cash has been for capital expenditure and the acquisitions of Tecnofibra in 2003 and Tenotex in 2004.

8.1.1 Consolidated statements of cash flows

The table below provides a summary of Fiberweb's consolidated cash flows for each of the past three years and for the six months ended 30 June 2006 and 30 June 2005:

	Six months ended 30 June		Year ended 31 December		
	2006	2005	2005	2004	2003
	£m	£m	£m	£m	£m
Cash generated by operations	19.2	33.2	76.1	68.9	76.6
Income taxes paid	(2.2)	(3.0)	(6.2)	(7.3)	(3.0)
Net cash outflow from capital expenditure	(29.3)	(14.3)	(32.5)	(19.3)	(45.8)
Net cash outflow from acquisitions and disposals	(2.3)	—	(0.4)	(29.1)	(20.0)
Net cash outflow from interest paid and received	(7.5)	(7.9)	(14.9)	(15.5)	(11.6)
Dividends paid	(3.6)	—	(9.5)	(3.1)	(5.3)
Net cash inflow/(outflow) from issue and purchase of own shares	—	—	—	2.3	(29.0)
(Decrease)/increase in borrowings	20.6	16.4	(13.1)	(13.0)	48.2
(Decrease)/increase in cash and short term deposits	**(5.1)**	**24.4**	**(0.5)**	**(16.1)**	**10.1**

Between 2003 and 2004 net cash generated from operations decreased by £7.7 million despite a £7.9 million increase in operating profit. Cash outflows from working capital movements increased significantly mainly due to the impact of higher raw material prices on inventory and receivables. The acquisition of Tenotex also contributed to higher working capital balances in 2004.

Between 2004 and 2005 net cash generated from operations increased by £7.2 million despite a £20.2 million decrease in operating profit. In 2005, Fiberweb incurred restructuring charges of £20.1 million, the majority of which were non-cash mainly relating to the impairment of lines in North America. Working capital balances increased in 2005 principally driven by higher raw material prices. This increase was partly offset by some reduction in finished goods and raw material inventory holdings in North America as management focused on cash management.

In the six months ended 30 June 2006, net cash generated from operations decreased by £14.0 million compared with the six months ended 30 June 2005. The operating loss from continuing operations was

£71.2 million, however this included a non-cash impairment of £72.8 million. This compares with an operating profit of £22.2 million for the six months ended 30 June 2005.

8.1.2 Capital resources

On 19 October 2006 Fiberweb entered into a revolving credit facility agreement (the "Facility Agreement") between Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Landesbank, London Branch, Citibank, N.A., HSBC Bank plc, Mizuho Corporate Bank, Ltd and The Royal Bank of Scotland plc as arrangers and Barclays Bank PLC as facility agent (the "Agent") under which certain lenders (the "Lenders") agree to provide a US$439,500,000 multi-currency revolving credit facility (the "Facility") to Fiberweb. The Facility may be used for the general corporate purposes of Fiberweb. Fiberweb intends to use funds from the initial drawdown under the Facility Agreement to repay loans made by BBA Group or its subsidiaries to Fiberweb.

Advances under the Facility Agreement bear interest at LIBOR (or EURIBOR for advances in Euros) plus a margin of between 0.80 and 1.50% per annum (plus mandatory costs, if any, incurred by the Lenders to compensate them for compliance with certain regulatory requirements), payable on the repayment date for each advance under the Facility Agreement. The margin is re-set semi-annually according to the ratio of total consolidated net borrowings to EBITDA for the Fiberweb Group. This ratio will be calculated by reference to Fiberweb's audited consolidated accounts and half year unaudited consolidated accounts.

The obligations of Fiberweb under the Facility Agreement will be guaranteed by certain subsidiaries of Fiberweb.

The final repayment date for the Facility is 19 October 2011. The Facility will amortise so that the total commitments of the Lenders are reduced to the amounts set out below on the dates set out below:

19 October 2008	US$420,000,000
19 October 2009	US$400,000,000
19 October 2010	US$380,000,000

The Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of Fiberweb. Fiberweb may cancel or prepay the whole or, subject to certain minimum thresholds, any part of the Facility.

Fiberweb must ensure that, at all times, the ratio of total consolidated net borrowings to EBITDA of the Fiberweb Group does not exceed 3.5 to 1 (falling to 2.5 to 1 over the life of the Facility) and that the ratio of EBITDA to net interest expenses does not fall below 5 to 1. Compliance with these financial covenants is tested semi-annually against the latest financial statements of the Fiberweb Group on a rolling 12 month basis.

Under the Facility Agreement there are restrictions on the ability of members of the Fiberweb Group to dispose of or to acquire assets, to create or to permit to subsist security or to incur financial indebtedness (in each case, subject to certain permitted exceptions).

A violation of any of these covenants may, subject to certain grace periods, constitute an event of default under the Facility Agreement with the result that the amounts outstanding under the Facility may be declared by the Agent to be due and payable, and the Facility cancelled. The Agent (acting on the instructing of the Lenders) is also entitled to accelerate the loans and to cancel the commitments of the Lenders under the Facility upon the occurrence of certain other events, including the failure by Fiberweb to pay any amount due, failure to provide guarantees by subsidiaries whose net assets and turnover together represent not less than 75% of the consolidated net assets and turnover of the Group, breach of any representation or the non-performance of the reporting requirements to which Fiberweb is subject under the Facility Agreement. Such acceleration and cancellation would occur automatically (without the need for notice from the Agent) upon occurence of certain insolvency events relating to the US guarantors.

The Facility Agreement does not contain restrictions on the ability of subsidiaries of the Company to transfer funds to the Company by way of ordinary dividends or loans.

8.1.3 Capital expenditure and investments

Capital expenditure primarily relates to expenditure on property, plant and equipment. This amounted to £47.2 million in 2003 and £21.5 million in 2004 under UK GAAP. Under IFRS, in 2004 and 2005, this amounted to £21.5 million and £32.5 million respectively.

Major capital projects in the historical period include investments associated with the start-up of the Bethune HEF3 line in North America and the Corovin C5 line in Europe. Investment was also made in relation to the relocation of various lines within North America.

In 2006, the major investments relate to the relocation of the Toronto lines to Mexico and Berlin and the planned start-up in early 2007 of new lines at Fiberweb Sweden's and Korma's sites. In addition, the North American industrial business has invested in a polyester recycling facility that is expected to generate improved margins going forward.

Investments under consideration for 2007 and 2008 include a second airlaid line in China and a Reicofil 4 line in Mexico. The investments would enhance Fiberweb's competitiveness in the hygiene business and expand Fiberweb's operations in the Asia region.

Furthermore, Fiberweb spent £22.8 million in 2003 on the acquisition of Tecnofibra and £33.0 million in 2004 on the acquisition of Tenotex.

The loss of the Cardinal medical contract and increasing competition from new Reifenhauser lines in North America severely impacted line loading of North American hygiene lines in early 2006. This led to the restructuring and rationalisation of the business implemented during the course of 2006. Cash costs relating to the relocation of the Toronto lines amount to approximately £10 million of which approximately £6.7 million has been incurred in 2006. Cash costs relating to the closure of the spunbond and barrier lines are estimated to be approximately £6 million, which are largely the severance costs relating to the rationalisation. In addition, several hygiene lines have been impaired in North America.

8.1.4 Contractual obligations and commercial commitments

Fiberweb has placed contracts for future capital expenditure not provided for in the financial statements at 30 June 2006 of £8.7 million.

8.1.5 Quantitative and qualitative discussion of market risk

Foreign currency risk

Fiberweb is exposed to foreign exchange currency fluctuations through translational risk, which is the impact of exchange rate movements on foreign earnings. However, the Group's debt serves as a natural hedge, to some degree, of Fiberweb's translational risk. Fiberweb's treasury policy is to identify the currency profile of its assets, and broadly apply the same profile to its debt.

Fiberweb has a relatively low level of transactional exposure, which is the impact of movements in exchange rates on business transactions denominated in foreign currencies. The Fiberweb Business is characterised by a relatively low level of cross border activity and the volume of transactions with a currency impact is below 10% of revenues. Where significant transactional exposures exist, Fiberweb's treasury policy is for a high proportion of such exposures to be hedged. Other exposures may be hedged where their certainty or the market situation warrants such a hedge.

Interest rate risk

The majority of Fiberweb's borrowings are at floating rates thus exposing the Fiberweb Business to cash flow interest rate risk. Fiberweb's policy is to hedge between 50% and 80% of the Group's net debt for up to 5 years, with a short term target of 75%. Fiberweb intends to use interest rate swaps to manage the Group's exposure to interest rate movements.

9. Working Capital

In the opinion of Fiberweb, and taking into account Fiberweb's existing bank facilities, the working capital available to the Fiberweb Group is sufficient for the Fiberweb Group's present requirements, that is for the next 12 months following the date of this document.

10. Capitalisation and indebtedness

10.1.1 Capitalisation

The following table sets out the capitalisation of Fiberweb as at 30 June 2006. The table is sourced from audited financial records of Fiberweb, from which the audited financial results for the period ended 30 June 2006 were prepared.

	30 June 2006 audited IFRS
	£m
Invested capital	491.1
Total capitalisation	491.1

There has been no material change to the capitalisation of Fiberweb since 30 June 2006.

10.1.2 Indebtedness

The following table sets out the indebtedness of Fiberweb as at 26 August 2006. This information has been prepared by extracting the unaudited indebtedness and the cash and cash equivalents of the Fiberweb Group from the underlying financial records of BBA Group:

	26 August 2006 Unaudited IFRS
	£m
Cash	9.6
Cash equivalent	—
Trading securities	—
	9.6
Liquidity	
Current financial receivable	
Current bank debt	(11.8)
Current portion of non-current debt	—
Other current financial debt	(0.3)
Current financial debt	(12.1)
Net current financial indebtedness	(2.5)
Non current bank loans	(3.8)
Bonds issued	—
Other non-current loans	—
Non-current financial indebtedness	(3.8)
Net current financial indebtedness	(6.3)
Total current debt	
Guaranteed	(7.8)
Secured	(0.6)
Unguaranteed/unsecured	(3.7)
Total non-current debt (excluding current position of long-term debt)	
Guaranteed	(1.8)
Secured	(0.6)
Unguaranteed/unsecured	(1.4)
Total indebtedness	(15.9)

The Fiberweb group has various contractual obligations and commercial commitments, which are *items for which it is contractually obligated or committed to pay a specific amount at a specific point* in time. The aggregate contractual obligations as at 26 August 2006, were as follows:

Payments due by period

	Total	Within one year	Second to fifth years	After five years
	£m	£m	£m	£m
Contractual obligations				
Loan notes and shares	—	—	—	—
Finance lease obligations	7.4	2.3	5.1	—
Operating lease obligations	22.0	3.0	9.9	9.1
Total contractual obligations	29.4	5.3	15.0	9.1

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. Interest rates are fixed at the contract date or vary based on prevailing interest rates. The Group's obligations under finance leases are secured by the lessors' charges over the leased assets

Operating lease payments represent amounts payable by the Group for certain of its office properties, plants, fixed base operations, and equipment. Leases are negotiated for an average term of eight years for office properties, ten years for plants and warehouses and five years for equipment. Rentals are generally fixed or adjusted based on inflation.

Contingent liabilities

The Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurances, reserves and third party indemnities.

The Directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse affect upon the business's financial position.

11. *Dividend policy*

The Directors believe that, had Fiberweb been operating as an independent listed company since the beginning of 2006, the Directors would have recommended an interim dividend of 1.7 pence per Ordinary Share in respect of the first half of 2006.

The Board would typically consider the split between the interim and final dividends in respect of each financial year of 30% and 70% respectively. This is not a profit forecast.

The Directors intend to adopt a progressive dividend policy, taking into account Fiberweb's capital requirements and cash flows as well as ensuring an appropriate level of dividend cover.

FINANCIAL INFORMATION

1. IFRS financial information and Accountants' Report on the Fiberweb Business for the six months ended 30 June 2006

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond on Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

The Fiberweb Business

We report on the financial information set out in section 1 of Part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with International Financial Reporting Standards ("IFRS").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and

whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Fiberweb Business as at the dates stated and of its profits, cash flows and recognised income and expense for the six month period ended 30 June 2006 in accordance with the basis of preparation set out in note 1.

This report does not cover, and we express no opinion on, the financial information for the six month period ended 30 June 2005 set out in the financial information which is marked unaudited.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Combined income statement

Six months ended 30 June 2006

	Note	For the period ended 30 June 2006			For the period ended 30 June 2005 Unaudited		
		Underlying*	Note i	2006	Underlying*	Note i	2005
		£m	£m	£m	£m	£m	£m
Revenue	2	309.4	—	309.4	313.8	—	313.8
Cost of sales		(254.0)	(24.8)	(278.8)	(246.7)	—	(246.7)
Gross profit		55.4	(24.8)	30.6	67.1	—	67.1
Distribution costs		(23.1)	—	(23.1)	(22.9)	—	(22.9)
Administrative expenses		(19.8)	(14.6)	(34.4)	(20.5)	—	(20.5)
Other operating income		1.4	—	1.4	0.3	—	0.3
Share of profit of associates		0.3	—	0.3	0.2	—	0.2
Other operating expenses		(0.8)	—	(0.8)	(0.3)	—	(0.3)
Restructuring costs		—	(45.2)	(45.2)	—	(1.7)	(1.7)
Operating profit/(loss)	2, 3	**13.4**	**(84.6)**	**(71.2)**	**23.9**	**(1.7)**	**22.2**
Investment income	4	0.3	—	0.3	0.4	—	0.4
Finance costs	4	(8.3)	—	(8.3)	(8.4)	—	(8.4)
Profit/(loss) before tax		**5.4**	**(84.6)**	**(79.2)**	**15.9**	**(1.7)**	**14.2**
Tax	5	(4.5)	22.3	17.8	(5.8)	0.1	(5.7)
Profit/(loss) for the period		**0.9**	**(62.3)**	**(61.4)**	**10.1**	**(1.6)**	**8.5**
Attributable to:							
BBA interests		**0.9**	**(62.3)**	**(61.4)**	10.1	(1.6)	8.5

* Before items described in Note i below.

Note i: Restructuring costs and non-recurring items as set out in Note 3 to the financial information.

As explained in the basis of preparation, certain costs included in operating profit and the tax charge may not be representative of the charges to be incurred by the Fiberweb Business following the Demerger.

Combined balance sheet

30 June 2006

	Notes	30 June 2006	31 December 2005
		£m	£m
Non-current assets			
Intangible assets:			
Goodwill	8	97.0	113.3
Licences	8	3.6	4.1
Property, plant and equipment	9	349.7	409.4
Interests in associates	10	8.8	8.5
Trade and other receivables	12	0.2	0.5
		459.3	535.8
Current assets			
Inventories	11	83.2	88.3
Trade and other receivables	12	107.4	109.4
Cash and cash equivalents		22.1	27.1
Tax recoverable		0.3	1.3
		213.0	226.1
Total assets		672.3	761.9
Current liabilities			
Trade and other payables	13	(79.8)	(89.6)
Tax liabilities		(7.9)	(9.2)
Obligations under finance leases	14	(2.3)	(2.4)
Bank overdrafts and loans	16	(9.9)	(12.1)
Provisions	18	(2.7)	(5.0)
		(102.6)	(118.3)
Net current assets		110.4	107.8
Non-current liabilities			
Bank loans	16	(7.1)	(9.4)
Other payables due after one year		(2.5)	(2.9)
Retirement benefit obligations	19	(24.5)	(32.3)
Obligations under finance leases	14	(5.6)	(6.5)
Deferred tax liabilities	20	(32.4)	(52.4)
Provisions	18	(6.5)	—
		(78.6)	(103.5)
Total liabilities		(181.2)	(221.8)
Net assets		491.1	540.1
Invested capital	22	491.1	540.1

As explained in the basis of preparation the capital structure of the Fiberweb Business will change on demerger and therefore the amounts shown for cash and cash equivalents, bank overdrafts and loans, net current assets and deferred tax may not be representative of the amounts to be reported by the Fiberweb Business following demerger.

Group cash flow statement

Six months ended 30 June 2006

	Note	Six months ended 30 June 2006	Unaudited Six months ended 30 June 2005
		£m	£m
Operating activities			
Net cash flow from operating activities	23	17.0	30.2
Investing activities			
Interest received		0.3	0.5
Purchase of property, plant and equipment		(29.9)	(14.3)
Proceeds from disposal of property, plant and equipment		0.6	—
Acquisition of subsidiaries	24	(2.3)	—
Net cash outflow from investing activities		(31.3)	(13.8)
Financing activities			
Interest paid		(0.3)	(0.2)
Interest paid to related parties (net)		(7.4)	(8.0)
Interest element of finance leases paid		(0.1)	(0.2)
Dividends paid		(3.6)	—
Decrease in loans		(4.1)	(1.2)
Decrease in finance leases		(1.2)	(1.2)
Increase/(decrease) in overdrafts		0.1	(7.9)
Increase in related party loans		25.8	26.7
Net cash inflow from financing activities		9.2	8.0
Cash and cash and cash equivalents at beginning of period		27.1	28.1
Exchange adjustments		0.1	(1.1)
(Decrease)/increase in cash and cash equivalents		(5.1)	24.4
Cash and cash equivalents at end of period		22.1	51.4
Net debt at beginning of year		(3.3)	(21.4)
(Decrease)/increase in cash equivalents		(5.1)	24.4
Decrease in loans		4.1	1.2
Decrease in finance leases		1.2	1.2
(Increase)/decrease in overdrafts		(0.1)	7.9
Bank loans acquired		(0.4)	—
Exchange adjustments		0.8	(0.2)
Net (debt)/funds at end of period		(2.8)	13.1

Statement of total recognised income and expense
Six months ended 30 June 2006

	Notes	Six months ended 30 June 2006	Unaudited Six months ended 30 June 2005
		£m	£m
Exchange difference on translation of foreign operations		(15.3)	12.3
Actuarial gains on defined benefit pension schemes		3.7	—
Fair value movements on foreign exchange contracts		0.3	—
Tax on items recognised directly in invested capital		(1.5)	—
Net (expense)/income recognised directly in invested capital		(12.8)	12.3
Transfer to profit or loss from invested capital on commodity contracts		3.4	—
Tax on items transferred to profit or loss from invested capital		(0.3)	—
(Loss)/profit for the period		(61.4)	8.5
Total recognised income and expense for the period		(71.1)	20.8

1. Accounting policies

Basis of preparation

Pursuant to the Demerger Agreement Fiberweb plc will apply for the Ordinary Shares to be admitted to the Official List and admission to trading on the London Stock Exchange market for listed securities.

The combined financial information has been prepared to show the performance of the companies, businesses and assets of the Fiberweb Business that will form the business carried on by the Fiberweb Group on the date of Admission for the six months ended 30 June 2005 and 30 June 2006 as if it had been in existence from 1 January 2003 as described below. It is based on the financial returns submitted to BBA for the purpose of the preparation of BBA consolidated accounts. The companies forming part of the Fiberweb Group are shown in note 28 of the financial information. The Fiberweb Business did not constitute a statutory reporting sub-group within BBA during the reporting period.

a) The combined financial information has been prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses as at the end of the period covered by this financial information, of the Materials Technology Division of BBA that will form the Fiberweb Group as if they had been part of the Fiberweb Group for all periods presented.

b) Transactions and balances between companies and businesses forming part of the Fiberweb Group have been eliminated.

c) Invested capital represents all capital and reserves movements with BBA, and funding to and from BBA. Invested capital also includes long term group funding (see note d) and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which will be retained by BBA. When the Demerger becomes effective, invested capital will be replaced by share capital, a profit and loss account and other reserves.

d) The Fiberweb Business participates in BBA's treasury function whereby funds are loaned to and borrowed from companies and businesses within BBA in the normal course of business. Where the amounts are deemed to be as permanent as equity, these amounts have been classified as invested capital in the combined financial information. All other intercompany receivables and payables have been included in current assets and liabilities. Interest expense and income has been charged on all intercompany funding payables and receivables based on prevailing market interest rates.

   Management does not believe that the amounts outstanding in respect of long term funding from BBA at 30 June 2006 and 31 December 2005 are indicative of the Fiberweb Group's financing needs on a stand-alone basis and, as such, the historical level of interest income and expense will not be representative of such amounts following the Demerger of the Fiberweb Group or of the historical amounts that may have been incurred if the Fiberweb Business had been a stand-alone entity.

e) Transactions and balances between those companies and businesses forming part of the Fiberweb Group and those companies and businesses retained by BBA are disclosed in note 26, Related Party Transactions.

f) Management re-charges to the Fiberweb Business by BBA are included in the combined financial information based on the actual amounts charged or received as recorded in the historical financial returns. These corporate charges represent the charges for insurance, legal and audit fees. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

g) Tax charges and liabilities in the combined financial information (the "Tax Results") have been prepared by aggregating the proportion of the results in the BBA consolidated accounts attributable to the companies in the Fiberweb Business. Those companies have been, in fact, members of the BBA group of companies, and their affairs were managed as such. Accordingly, the Tax Results reflect the impact of the benefits and costs arising as a consequence of membership of that overall group. These arrangements have had the effect that tax charges shown in the combined financial information will not be representative of tax charges that will be incurred by the Fiberweb Group following the

Demerger, or of tax charges and liabilities that would have been incurred had the Fiberweb Business been a standalone entity.

h) Dividends paid between companies which will form part of the Fiberweb Group have been eliminated. Dividends paid to BBA companies which will not form part of the Fiberweb Group have been treated as dividends paid to related parties.

i) Treasury transactions relating to financial instruments such as derivatives were largely performed by BBA, and where a transaction directly related to a company or business forming part of the Fiberweb Business, and was already assigned to this company or business, this has been recognised in the combined financial information.

j) Hedge accounting has been applied where the requirements of IAS 39 "Financial Instruments: Recognition and Measurement" in respect of hedge accounting have been met by the Fiberweb Business (see accounting policy below).

k) Retirement benefit plans exclusively relating to companies and businesses forming part of the Fiberweb Business have been recognised in the combined financial statements in accordance with IAS 19 "Employee Benefits". Retirement benefit plans relating to companies and businesses forming part of the Fiberweb Business and companies which do not form part of the Fiberweb Business have been accounted for on a defined contribution basis in the combined financial statements as there is no contractual agreement or stated policy for allocating the plans between the companies or businesses. The level of charges relating to the retirement benefit plans recognised within the combined financial statements will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

l) BBA operates a number of cash and equity settled share based compensation plans. The fair value of those share based payments relating to employees of the Fiberweb Business, calculated in accordance with IFRS 2 "Share Based Payments", has been recognised in the combined financial instruments as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, BBA revises its estimates of the number of options that are expected to become exercisable at each balance sheet date. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

Basis of accounting

The Fiberweb Business financial information has been prepared using the historical cost convention, adjusted for the revaluation of certain assets, where fair value has been deemed to be equal to cost, and certain financial instruments held at fair value. The principal accounting policies adopted are set out below.

The financial information has been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. It has also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

At the date of authorisation of this financial information, the following standards and interpretations which have not been applied in this financial information were in issue and would be relevant but not yet effective:

— IFRIC 4	Determining whether an Arrangement contains a lease;
— IFRIC 5	Rights to Interests arising from Decommissioning Restoration and Environmental Rehabilitation Funds;
— IFRIC 8	Scope of IFRS 2;
— IFRIC 9	Reassessment of embedded derivatives;
— Amendment to IAS 39	The Fair Value Option;
— Amendment to IAS 39	Cash Flow Hedge Accounting of forecast Intra-Group Transactions; and
— Amendment to IAS 39 and IFRS 4	Financial guarantee contracts

Intangible assets

Licenses are shown at amortised cost. Amortisation provided on the cost of licenses is calculated on a straight line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Fiberweb Business makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight line basis over its useful life.

Property, plant and equipment

Property, plant and equipment is stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Building	40 years maximum
Plant and machinery (including essential commissioning costs)	3–18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Impairment of tangible and intangible assets

At each balance sheet date, the Fiberweb Business reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Fiberweb Business estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would not have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Investments

In the Fiberweb Business' financial information, investments in associated undertakings are stated at cost plus the Fiberweb Business' share of post-acquisition reserves less provision for impairment.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to invested capital. All other translation differences are taken to the income statement.

For the year ended 31 December 2005, derivative financial instruments have been accounted for and presented under IAS 39. In previous years, derivative financial instruments were accounted for and presented on a UK GAAP basis. This initial application has been treated as a change in accounting policy in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". This change has been made in accordance with the transitional provisions of IFRS 1. The main impact of this change in accounting policy is to recognise the fair value of foreign exchange contracts and commodity contracts on the balance sheet with effect from the transitional date of 1 January 2005. The effect of this change has been to reduce net assets by £3.5 million at 31 December 2005.

Derivative financial instruments utilised by the Fiberweb Business comprise foreign exchange contracts and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Fiberweb Business in line with the Fiberweb Business' risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in invested capital until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial instruments

Financial assets and financial liabilities are recognised on the Fiberweb Business' balance sheet when the Fiberweb Business becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and invested capital

Financial liabilities and equity instruments included in invested capital are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Fiberweb Business after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated on a first in first out basis. Provision is made for slow moving or obsolete inventory as appropriate.

Post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiaries, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Fiberweb Business excluding intercompany transactions, sales by associated undertakings and sales taxes.

Research and development expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Fiberweb Business' development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Share-based payments

The Fiberweb Business participates in the BBA Group plc share options schemes. BBA Group plc operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the BBA Group plc revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statement and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Fiberweb Business has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to invested capital, in which case the deferred tax is also dealt with in invested capital.

Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The judgements used by management in the application of the Fiberweb Business' accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets

Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £97.0 million and £349.7 million respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 8 and 9.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related

to defined benefit type schemes at the balance sheet date was £24.5 million. Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 19.

2. Segmental information

All segments include operations consisting of the manufacture and sale of non-woven materials.

Six months ended 30 June 2006:

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
External sales by origin	10.0	126.4	144.9	28.1		309.4
External sales by destination	16.2	108.4	154.3	30.5		309.4
Inter-segment sales	0.1	4.1	4.1	2.2	(10.5)	
Underlying operating profit	(0.6)	6.0	4.6	3.3		13.4
Restructuring costs and other non recurring items	(8.7)	(19.8)	(56.0)	(0.1)		(84.6)
Segment result*	(9.3)	(13.8)	(51.4)	3.2		(71.2)
Investment income						0.3
Finance costs						(8.3)
Loss before tax						(79.2)
Tax						17.8
Loss for the period						(61.4)

* Segment result includes £0.3 million profit of associates within Europe (£0.1 million) and Rest of the World (£0.2 million) respectively.

Six months ended 30 June 2006:

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.5	11.5	8.0	9.0	29.0
Depreciation and amortisation	(2.2)	(8.3)	(8.0)	(2.0)	(20.5)
Impairment losses recognised in profit or loss	(8.4)	(17.4)	(47.0)	—	(72.8)
Balance sheet at 30 June 2006					
Assets:					
Segment assets	8.3	288.1	286.2	80.6	663.2
Interests in associates	—	3.1	—	5.7	8.8
Tax recoverable					0.3
Consolidated total assets	8.3	291.2	286.2	86.3	672.3
Liabilities:					
Segment liabilities	(2.7)	(48.7)	(55.8)	(8.8)	(116.0)
Tax liabilities					(40.3)
Finance lease and loan liabilities					(24.9)
Consolidated total liabilities	(2.7)	(48.7)	(55.8)	(8.8)	(181.2)

Unaudited
Six months ended 30 June 2005:

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
External sales by origin	9.9	134.9	144.7	24.3	—	313.8
External sales by destination	17.3	121.0	150.2	25.3	—	313.8
Inter-segment sales	0.1	5.4	3.1	2.5	(11.1)	—
Underlying operating profit	0.2	12.8	8.3	2.6		23.9
Restructuring costs and other non recurring items	—	(0.1)	(1.5)	(0.1)		(1.7)
Segment result*	0.2	12.7	6.8	2.5		22.2
Investment income						0.4
Finance costs						(8.4)
Profit before tax						14.2
Tax						(5.7)
Profit for the period						8.5

* Segment result includes £0.2 million profit of associates within Europe (£0.1 million) and Rest of the World (£0.1 million) respectively.

Unaudited
Six months ended 30 June 2005:

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.3	5.2	7.6	0.9	14.0
Depreciation and amortisation	(0.5)	(8.6)	(10.7)	(2.4)	(22.2)
Impairment losses recognised in profit or loss	—	—	—	—	—
Balance sheet at December 2005					
Assets:					
Segment assets	16.7	290.0	392.6	82.8	752.1
Interests in associates	—	3.1	—	5.4	8.5
Tax recoverable					1.3
Consolidated total assets	16.7	293.1	362.6	88.2	761.9
Liabilities:					
Segment liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(160.2)
Tax liabilities					(61.6)
Finance lease and loan liabilities					(30.4)
Consolidated total liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(221.8)

Business segments	Sales by origin	Underlying operating profit	Restructuring costs and other non recurring items	Segment results	Capital Additions	Depreciation & amortisation	Assets
	Six months ended 30 June 2006 and 30 June 2005 (Unaudited)						As at 30 June 2006 and 31 December 2005
	£m	£m	£m	£m	£m	£m	£m
2006							
Hygiene	204.5	5.2	(71.1)	(65.9)	(20.8)	(14.4)	493.6
Industrial	104.9	7.9	(13.2)	(5.3)	(9.6)	(6.1)	178.0
Unallocated corporate	—	0.3	(0.3)	—	—	—	0.7
Total	309.4	13.4	(84.6)	(71.2)	(30.4)	(20.5)	672.3
2005							
Hygiene	216.7	14.2	(0.4)	13.8	8.7	(16.1)	559.7
Industrial	97.1	10.9	(1.0)	9.9	5.3	(6.1)	194.5
Unallocated corporate	—	(1.2)	(0.3)	(1.5)	—	—	7.7
Total	313.8	23.9	(1.7)	22.2	14.0	(22.2)	761.9

All the sales of the Business arise from sale of goods.

3. (Loss)/profit for the period

(Loss)/profit for the period has been arrived at after charging/(crediting).

	2006	Unaudited 2005
	£m	£m
Net foreign exchange losses	0.3	—
Research and development costs	4.8	3.5
Depreciation and impairment of property, plant and equipment	41.8	22.1
Amortisation of intangible assets (included in administration expenses)	0.6	0.2
Total depreciation and amortisation expense	42.4	22.3
Total employee costs	52.0	52.7
Cost of inventories recognised as an expense	254.0	246.7
Amounts paid to auditors:		
—Audit fees	0.9	—
—*Non-audit services*	—	—

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £84.6 million (2005: £1.7 million). The main items included within this are:

- Non-recurring cost of sales £24.8 million (First half 2005: £nil): Includes a £2.3 million charge representing the ineffective element of a raw materials hedge; and a £19.3 million impairment charge in relation to a small number of Fiberweb wipes lines. These impairments arise as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe and North America. It also includes a £3.2 million impairment in relation to our cotton bleaching business at Griswoldville, which reflects the impact of increased competitive pressures, principally arising from cheaper imports (see note 27).
- Non-recurring administrative expenses £14.6 million (First half 2005: £nil): Represents the impairment of Goodwill relating to Tecnofibra. This impairment arises as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe.
- Restructuring costs £45.2 million (2005: £1.7 million). Includes line impairments of £25.7 million, and severance and other closure costs of £8.3 million associated with the rationalisation of the North American hygiene business which was announced to the London Stock Exchange on 28 April 2006. It also includes a line impairment of £8.4 million in relation to Terram, where a restructuring is to be carried out in the second half of 2006 as described further in note 27.

4. Investment income and finance costs

	2006	Unaudited 2005
	£m	£m
Interest on bank deposits	0.3	0.4
Total investment income	0.3	0.4
Interest on bank loans and overdrafts	(0.6)	(0.5)
Interest on obligations under finance leases	(0.1)	(0.2)
Interest on related party loans (net)	(7.3)	(7.7)
Net finance expense from pension schemes	(0.5)	—
Other finance costs	(0.1)	(0.1)
	(8.6)	(8.5)
Less amounts included in the cost of qualifying assets	0.3	0.1
Total finance costs	(8.3)	(8.4)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate in the range of 3.2% to 5.2% to expenditure on such assets.

Interest on related party loans includes £0.8 million interest income (2005—£9.4 million) which relates to BBA Business Trust. On 27 January 2006, BBA Business Trust was liquidated, and all of its assets were distributed up to its partners, BBA Nonwovens Washougal Inc. and Reemay Inc. Those parties passed on the loan assets, and certain liabilities to BBA Industrial Textiles, which then passed them to a BBA company which does not form part of the Fiberweb Business.

5. Income tax expense

	2006	Unaudited 2005
	£m	£m
Current tax	1.9	3.8
Deferred tax (note 20)	(19.7)	1.9
Income tax expense for the period	(17.8)	5.7

Current tax all relates to overseas operations.

All of the income tax expense relates to continuing operations.

Domestic income tax is calculated at 30% (2005: 30%) of the estimated assessable profit for the period. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the period can be reconciled to the accounting profit as follows:

	2006	Unaudited 2005
	£m	£m
(Loss)/profit before tax:	(79.2)	14.2
Continuing operations	(79.2)	14.2
Tax at the rates prevailing in the relevant tax jurisdictions 38.9% (2005: 33.5%)	(30.8)	4.7
Tax effect of share of results of associates	—	(0.1)
Tax effect of expenses that are not deductible in determining taxable profit	6.0	(0.1)
Tax benefit provided to BBA Group entities	4.5	1.3
Items on which deferred tax has not been recognised	2.5	(0.1)
Tax (income) expense for the period	(17.8)	5.7

The applicable tax rate of 38.9% (2005: 33.1%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, current tax of £nil (2005: £nil) and deferred tax of £1.8 million (2005: nil) has been charged to invested capital in the year in relation to pensions and foreign exchange.

The total tax charge for each year appears high because the Fiberweb Business has transferred the benefit of annual tax losses to companies within the BBA Group. It is not anticipated that the tax rate will remain at such a high level in future periods.

6. Earnings per share

Earnings	Continuing operations 2006 £m	Continuing operations 2005 £m
Basic:		
Earnings		
Basic earnings attributable to ordinary shareholders	(61.4)	8.5
Restructuring costs and non-recurring items	84.6	1
Tax on restructuring costs and non-recurring items	(22.3)	(0.1)
Adjusted earnings	0.9	9.8
Number of shares*		
Weighted average number of 25p ordinary shares:		
For basic earnings per share	122.6	122.6
Earnings per share		
Basic:		
Adjusted	0.7p	8.2p
Unadjusted	(50.1)p	6.9p

* The number of shares is the estimated number of shares to be issued upon demerger of the Fiberweb Business.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non recurring items because the director's consider that this gives a better indication of underlying performance.

7. Employees

	30 June 2006 Number	30 June 2005 Number
Average monthly number (including executive directors)		
By market		
Hygiene	1,847	1,812
Industrial	1,089	1,067
	2,936	2,879
By region		
United Kingdom	82	75
Mainland Europe	1,161	1,052
North America	1,322	1,411
Rest of World	371	341
	2,936	2,879
	£m	£m
Employment costs		
Wages and salaries	39.8	42.8
Social security costs	10.2	8.2
Pension costs	2.0	1.7
	52.0	52.7

8. Intangible assets

	2006		
	Goodwill 2006	Licences 2006	Total 2006
	£m	£m	£m
Cost			
At 1 January 2006	113.3	6.1	119.4
Exchange adjustments	(4.3)	(0.2)	(4.5)
Acquisitions	2.6	0.3	2.9
At 30 June 2006	111.6	6.2	117.8
Amortisation			
At 1 January 2006	—	(2.0)	(2.0)
Amortisation charge for the period	—	(0.6)	(0.6)
At end of period	—	(2.6)	(2.6)
Impairment			
Impairment loss recognised in the period	(14.6)	—	(14.6)
Impairment balance at end of period	(14.6)	—	(14.6)
Carrying amount			
At 30 June 2006	97.0	3.6	100.6

Licences are amortised over the period to which they relate, which is on average five years.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	30 June 2006	31 December 2005
	£m	£m
Veratec	52.0	55.0
Tecnofibra	—	14.5
Tenotex	22.9	22.7
Reemay	10.5	11.3
Superior	4.2	4.6
Other—(several CGU's)	7.4	5.2
	97.0	113.3

The business tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The business prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows for all CGUs is 10.65%.

No goodwill arose on acquisitions in prior periods in the six months to 30 June 2006 (2005: £0.7 million goodwill on acquisitions after finalisation of fair value exercises).

9. Property, plant and equipment

	2006		
	Land and buildings	Fixtures and equipment	Total
	£m	£m	£m
Cost or valuation			
At 1 January 2006	121.7	602.0	723.7
Exchange adjustments	(3.9)	(18.7)	(22.6)
Transfers to stock	—	—	—
Acquisition of businesses	—	1.5	1.5
Additions	3.2	25.8	29.0
Disposals	—	(0.5)	(0.5)
Asset write downs	(10.4)	(70.4)	(80.8)
At 30 June 2006	110.6	539.7	650.3
Accumulated depreciation and impairment			
At 1 January 2006	32.8	281.5	314.3
Exchange adjustments	(1.2)	(8.4)	(9.6)
Depreciation charge for the period	2.2	17.7	19.9
Disposals	—	(0.1)	(0.1)
Impairments	0.3	21.6	21.9
Asset write downs	(2.8)	(43.0)	(45.8)
At 30 June 2006	31.3	269.3	300.6
Carrying amount			
At 30 June 2006	79.3	270.4	349.7

	30 June 2006	31 December 2005
	£m	£m
Capital commitments		
Capital expenditure contracted for but not provided	8.7	6.9

The carrying amount of the business' fixtures and equipment includes an amount of £7.9 million (2005: £8.9 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 10.65%.

Asset write downs includes £25.7 million impairment charges associated with the rationalisation of the North American hygiene business and a £7.6 million impairment charge associated with the rationalisation of Terram.

10. Interests in associates

	30 June 2006	31 December 2005
	£m	£m
Cost of investment in associates	5.5	5.5
Share of post acquisition profit, net of dividends received	3.3	3.0
	8.8	8.5

The names and interests in major associated undertakings and joint ventures are shown in note 28.

Aggregated amounts relating to associates

	30 June 2006	31 December 2005
	£m	£m
Total assets	22.6	24.3
Total liabilities	(6.2)	(9.3)
Net assets	16.4	15.0

	30 June 2006	30 June 2005
	£m	£m
Revenue	11.6	11.0
Profit for the period	0.9	0.4
Business' share of profit for the period	0.3	0.2

11. Inventories

	30 June 2006	31 December 2005
	£m	£m
Raw materials	30.0	32.0
Work-in-progress	10.0	8.7
Finished goods	43.2	47.6
	83.2	88.3

12. Other financial assets

Trade and other receivables

	30 June 2006	31 December 2005
	£m	£m
Trade receivables	89.7	95.0
Other receivables, prepayments and accrued income	17.7	14.4
Trade and other receivables due within one year	107.4	109.4
Trade and other receivables due after one year	0.2	0.5
	107.6	109.9

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £1.8 million (2005: £2.0 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the business and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Fiberweb Business' principal financial assets are bank balances and cash, trade and other receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Fiberweb Business' credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made

where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Fiberweb Business has some concentration of credit risk, however the significant customers have high credit ratings, and therefore the directors do not believe that this creates a significant risk exposure.

13. Trade and other payables

	30 June 2006	31 December 2005
	£m	£m
Trade payables	56.3	60.7
Other taxation and social security	2.0	2.4
Other payables	10.7	17.9
Accruals and deferred income	10.8	8.6
	79.8	89.6

The directors consider that the carrying amount of trade and other payables approximates their fair value.

14. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
	£m	£m	£m	£m
Amounts payable under finance leases:				
Within one year	2.7	2.7	2.3	2.4
In the second to fifth years inclusive	5.9	7.0	5.6	6.5
	8.6	9.7	7.9	8.9
Less: future finance charges	(0.7)	(0.8)	N/A	N/A
Present value of lease obligations	7.9	8.9	7.9	8.9
Less: amount due for settlement within 12 months (shown under current liabilities)			(2.3)	(2.4)
			5.6	6.5

It is the Fiberweb Business' policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. For the six months to 30 June 2006, the average effective borrowing rate was 3.0% (31 December 2005: 2.7%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: Euros £2.5 million (31 December 2005: £3.0 million) and Swedish Kroner £5.4 million (31 December 2005: £5.9 million).

The fair value of the Fiberweb Business' lease obligations approximates their carrying amount.

Obligations under finance leases are secured by the lessors' charges over the leased assets.

15. Operating lease arrangements

The business as lessee:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Minimum lease payments under operating leases recognised as an expense in the period	2.2	1.9

At the balance sheet date, the business has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	30 June 2006	31 December 2005
	£m	£m
Within one year	3.1	3.2
In the second to fifth year inclusive	10.0	9.8
After five years	9.5	10.2
	22.6	23.2

Operating lease payments represent amounts payable by the Fiberweb Business for certain of its office properties, plants, and equipment. Leases are negotiated for an average term of one year for office properties, twelve years for plants and warehouses and four years for equipment. Rentals are generally fixed or adjusted for based on inflation.

16. Bank overdraft and loans

	30 June 2006	31 December 2005
	£m	£m
Bank overdrafts	0.5	0.2
Bank loans	16.2	20.9
Loans other than from banks	0.3	0.4
	17.0	21.5

The borrowings are repayable as follows:

	30 June 2006	31 December 2005
	£m	£m
On demand or within one year	9.9	12.1
In the second year	5.7	5.9
In the third to fifth years inclusive	1.4	3.5
After five years	—	—
	17.0	21.5
Less: Amount due for settlement within 12 months (shown under current liabilities)	(9.9)	(12.1)
Amount due for settlement after 12 months	7.1	9.4

The fair value of the Fiberweb Business' borrowings are not materially different from their carrying values.

The carrying amounts of the Fiberweb Business' borrowings are denominated in the following currencies:

30 June 2006	US dollar	Euro	Total
	£m	£m	£m
Bank overdrafts	—	0.5	0.5
Bank loans	10.6	5.6	16.2
Loans other than from banks	—	0.3	0.3
	10.6	6.4	17.0

31 December 2005	US dollar	Euro	Total
	£m	£m	£m
Bank overdrafts	—	0.2	0.2
Bank loans	13.9	7.0	20.9
Loans other than from banks	—	0.4	0.4
	13.9	7.6	21.5

The average interest rates on borrowings are as follows:

	30 June 2006	31 December 2005
	£m	£m
US Dollar	5.9%	4.5%
Euros	3.9%	3.0%

The majority of borrowings are arranged at floating rates, thus exposing the Fiberweb Business to cash flow interest rate risk.

Bank overdrafts are repayable on demand. The business has secured loans of £0.3 million (2005: £nil). All other bank loans are unsecured although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries.

The effective interest rates on borrowings are not materially different from their nominal interest rates.

At 30 June 2006, the Fiberweb Business had available £0.7m million (31 December 2005: £5.1 million) of undrawn committed borrowing facilities.

17. Derivative financial instruments

	Fair values 30 June 2006		Fair values 31 December 2005	
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Cash flow hedges:				
Commodity futures	—	—	—	3.4
	—	—	—	3.4
Foreign exchange contracts not designated as cash flow hedges:				
Forward foreign exchange contracts	—	—	—	0.1
	—	—	—	0.1

All open derivative positions will mature in the next 12 months.

As at 30 June 2006, the Fiberweb Business had committed to a notional amount of £2.8 million (31 December 2005: £4.1 million) of forward contracts to buy or sell foreign currency.

As noted in the basis of preparation in note 1 treasury transactions in respect of the management of translational currency risk were managed by BBA at a Group level. It is not possible to apportion the share of foreign currency denominated loans, foreign exchange contracts and cross currency swaps to the Fiberweb Business.

Interest Rate Risks

As noted in the basis of preparation in note 1, treasury transactions in respect of the management of interest rate risk were managed by BBA at a Group level. It is not possible to apportion the share of interest rate derivatives relating to the Fiberweb Business.

Commodity Risks

As noted in the basis of preparation in note 1, treasury transactions in respect of the management of commodity risks were managed by BBA at a Group level. Derivative instruments directly attributable to the Fiberweb Business have been allocated to the Fiberweb Business in these financial statements. The Fiberweb Business has commodity raw material price exposure to a number of raw materials with the majority of the exposure relating to polypropylene. The Fiberweb Business' policy is to manage its polypropylene exposure through a combination of physical factors in managing the business as well as using derivative instruments including fixed price swaps and futures contracts.

As at 30 June 2006 the Fiberweb Business had committed to a notional amount of £nil million (31 December 2005: £16.6 million) of polypropylene futures contracts which are used to hedge polypropylene raw material price exposure.

All commodity swaps are designated and effective as cash flow hedges and the fair value of £nil (31 December 2005: £3.4m) has been deferred in invested capital.

18. Provisions

	1 January 2006	Transferred from payables	Exchange rate adjustments	Charged in year	Utilised in year	30 June 2006
	£m	£m	£m	£m	£m	£m
Restructuring provisions	5.0	0.1	(0.2)	8.2	(3.9)	9.2

Restructuring provisions principally represents cost provided in relation to the rationalisation of the North American hygiene business.

	30 June 2006	31 December 2005
	£m	£m
Analysed as:		
Current liabilities	2.7	5.0
Non-current liabilities	6.5	—
	9.2	5.0

19. Pensions and other post-retirement benefits

The Fiberweb Business operates a number of pension plans worldwide. In addition, the Fiberweb Business participates in certain pensions schemes operated by BBA Group plc. The normal pension cost for the Fiberweb Business, including early retirement costs, was £2.0 million (30 June 2005 £1.7 million) of which £1.9 million (30 June 2005: £1.6 million) was in respect of foreign schemes. This includes £1.6 million (30 June 2005: £1.4 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Fiberweb Business' foreign pension schemes mainly relate to defined contribution plans. There are also a number of funded final salary defined benefit pension arrangements principally in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Fiberweb Business also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Fiberweb Businesses' defined benefit pension schemes and healthcare plan have been reviewed and updated as at 30 June 2006. The following weighted average financial assumptions have been adopted:

	North America				Rest of World			
	30 June	31 December			30 June	31 December		
	2006	2005	2004	2003	2006	2005	2004	2003
	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)
Discount rate	6.0	5.3	6.0	6.3	5.1	4.5	5.1	5.5
Rate of increase to pensionable salaries	3.1	3.1	3.8	3.8	3.4	3.4	2.4	3.3
Price inflation	2.8	2.8	2.8	2.8	2.1	2.1	1.5	1.7
Rate of increase to pensions in payment	—	—	—	—	1.8	1.8	1.0	1.5

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	North America				Rest of World				Total			
	30 June	31 December			30 June	31 December			30 June	31 December		
	2006	2005	2004	2003	2006	2005	2004	2003	2006	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets												
Equities	13.9	14.3	16.5	14.1	0.5	0.5	0.3	0.2	14.4	14.8	16.8	14.3
Government bonds	9.4	11.0	4.1	9.7	0.1	0.1	0.1	0.1	9.5	11.1	4.2	9.8
Corporate bonds	1.5	14.3	—	—	—	—	—	—	1.5	14.3	—	—
Other	14.0	0.3	11.4	8.0	—	—	—	—	14.0	0.3	11.4	8.0
Total fair value of scheme assets	38.8	39.9	32.0	31.8	0.6	0.6	0.4	0.3	39.4	40.5	32.4	32.1
Present value of defined benefit obligations	57.4	65.9	52.7	52.9	6.5	6.9	4.2	3.9	63.9	72.8	56.9	56.8
Liability recognised on the balance sheet	(18.6)	(26.0)	(20.7)	(21.1)	(5.9)	(6.3)	(3.8)	(3.6)	(24.5)	(32.3)	(24.5)	(24.7)

Included within the North America liability set out above is £3.5 million (31 December 2005: £4.9 million) relating to Canadian defined benefit schemes. This liability will be retained and settled by BBA Group plc.

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

	North America			
	30 June 2006	31 December 2005	31 December 2004	31 December 2003
Long term expected return on assets (%)				
Equities	8.3	8.3	8.5	9.0
Government bonds	4.1	4.1	5.5	5.8
Corporate bonds	5.1	5.1	5.5	5.8
Other	4.0	4.0	3.0	3.4
Total	6.0	6.0	6.2	6.6

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of income statement charge									
Current service cost	0.2	0.4	1.1	0.3	0.8	0.1	0.5	1.2	1.2
Past service cost	(0.3)	—	—	—	—	—	(0.3)	—	—
Interest cost	1.6	3.2	3.2	0.1	0.1	0.1	1.7	3.3	3.3
Expected return on assets	(1.2)	(2.4)	(2.0)	—	—	—	(1.2)	(2.4)	(2.0)
(Gains)/losses due to settlements and curtailments	(0.2)	(0.8)	(1.0)	—	—	—	(0.2)	(0.8)	(1.0)
Expense recognised in income statement	0.1	0.4	1.3	0.4	0.9	0.2	0.5	1.3	1.5

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Curtailment gains have been recognised within other operating income.

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Defined benefit obligation at beginning of year . . .	65.9	52.7	52.9	6.9	4.2	3.9	72.8	56.9	56.8
Current service cost	0.2	0.4	1.1	0.3	0.8	0.1	0.5	1.2	1.2
Interest cost	1.7	3.2	3.2	0.1	0.1	0.1	1.8	3.3	3.3
Contributions by plan participants	0.1	0.1	0.1	—	—	—	0.1	0.1	0.1
Actuarial (gains)/losses on scheme liabilities*	(4.0)	6.5	2.6	(0.3)	3.1	0.1	(4.3)	9.6	2.7
Net benefits paid out	(1.9)	(3.2)	(0.4)	(0.5)	(0.5)	—	(2.4)	(3.7)	(0.4)
Gains due to settlements and curtailments	(0.6)	(1.1)	(1.0)	—	—	—	(0.6)	(1.1)	(1.0)
Termination benefits	(0.1)	0.3	—	—	—	—	(0.1)	0.3	—
Foreign currency exchange rate changes	(3.9)	7.0	(5.8)	—	(0.8)	—	(3.9)	6.2	(5.8)
Defined benefit obligation at end of year	57.4	65.9	52.7	6.5	6.9	4.2	63.9	72.8	56.9

* Includes changes to the actuarial assumptions

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Charges to the fair value of scheme assets during the year									
Fair value of scheme assets at beginning of year . . .	39.9	32.0	31.8	0.6	0.4	0.3	40.5	32.4	32.1
Expected return on assets .	1.2	2.4	2.0	—	—	—	1.2	2.4	2.0
Actual employer contributions	2.6	4.2	1.3	0.5	0.5	—	3.1	4.7	1.3
Contributions by plan participants	0.1	0.1	0.1	—	—	—	0.1	0.1	0.1
Net benefits paid out	(1.9)	(3.2)	(0.4)	(0.5)	(0.5)	—	(2.4)	(3.7)	(0.4)
Actuarial gains on assets . .	(0.1)	0.2	1.4	—	0.1	0.1	(0.1)	0.3	1.5
Settlements	(0.6)	—	—	—	—	—	(0.6)	—	—
Foreign currency exchange rate changes	(2.4)	4.2	(4.2)	—	0.1	—	(2.4)	4.3	(4.2)
Fair value of plan assets at end of year	38.8	39.9	32.0	0.6	0.6	0.4	39.4	40.5	32.4

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Actual return on scheme assets	0.6	2.6	3.3	—	—	0.1	0.4	2.6	3.4

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of amounts recognised in Statement of Recognised Income and Expense									
Total actuarial losses recognised in year	3.4	(6.3)	(1.2)	0.3	(3.0)	3.4	3.7	(9.3)	2.2
Total losses in Statement of Recognised Income and Expense	3.4	(6.3)	(1.2)	0.3	(3.0)	3.4	3.7	(9.3)	2.2
Cumulative amount of losses recognised in Statement of Recognised Income and Expense	(4.1)	(7.5)	(1.2)	(2.7)	(3.0)	(3.5)	(6.8)	(10.5)	(4.7)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £nil and increase the net liability by £0.4 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £nil and reduce the net liability by £0.3 million.

	North America				Rest of World				Total			
	30 Jun 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003	30 Jun 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003	30 Jun 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
History of Asset Values, Defined Benefits Obligations												
Fair value of assets	38.8	39.9	32.0	31.8	0.6	0.6	0.4	0.3	39.4	40.5	32.4	32.1
Defined benefits obligation	57.4	65.9	52.7	52.9	6.5	6.9	4.2	3.9	63.9	72.8	56.9	56.8
Deficit	(18.6)	(26.0)	(20.7)	(21.1)	(5.9)	(6.3)	(3.8)	(3.6)	(24.5)	(32.3)	(24.5)	(24.7)
Experience gains on scheme assets	0.6	0.2	1.4	—	0.1	0.1	0.1	—	(0.5)	0.3	1.5	—
Experience losses on scheme liabilities	(0.1)	(2.5)	(0.2)	—	—	(1.8)	(0.1)	—	(1.9)	(4.3)	(0.3)	—

	North America	Rest of World	Total
Employer contributions in 2006 are estimated to be as follows:	£6.6m	£0.5m	£7.1m

BBA Income and Protection Plan

The employees of the Fiberweb Business' UK operations participate in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan. The BBA Income and Protection Plan shares risks between entities in the BBA Group and Fiberweb Business. No apportionment of the assets and liabilities of this scheme has been made to the Fiberweb Business in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and under IAS 19, the assets, liabilities, income and expenses would be recognised in the financial statements of the sponsoring employer of the plan, BBA Group plc.

The contribution payable by Fiberweb Business entities to the BBA Income and Protection Plan is determined with reference to the salaries of the employees of Fiberweb Business entities who participate in the scheme. The charge recognised in the period was £0.1 million (year to 31 December 2005: £0.3 million).

ing information is presented in respect of the BBA Income and Protection Plan as a whole:

	United Kingdom		
	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m
Changes to the present value of the defined benefit obligation during the year			
Defined benefit obligation at beginning of year	452.2	415.3	368.0
Current service cost	2.6	4.7	5.7
Interest cost	10.4	21.8	21.0
Contributions by plan participants	0.4	0.9	1.1
Actuarial losses on scheme liabilities*	(16.8)	25.4	20.6
Net benefits paid out	(10.0)	(16.0)	(21.2)
Past service cost	—	0.1	0.1
Defined benefit obligation at end of year	438.8	452.2	395.3

* Includes changes to the actuarial assumptions.

	United Kingdom		
	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m
Changes to the fair value of scheme assets during the year			
Fair value of scheme assets at beginning of year	436.8	381.9	368.9
Expected return on assets	12.0	23.8	23.2
Actual employer contributions	6.8	8.7	4.5
Contributions by plan participants	0.4	0.9	1.1
Net benefits paid out	(10.0)	(16.0)	(21.2)
Actuarial gains on assets	(15.1)	37.5	5.4
Fair value of plan assets at end of year	430.9	436.8	381.9

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	United Kingdom			
	30 June 2006	*31 Dec 2005*	*31 Dec 2004*	*31 Dec 2003*
	£m	£m	£m	£m
Assets				
Equities	119.7	123.4	119.2	130.6
Government bonds	160.7	162.4	205.9	192.1
Corporate bonds	78.0	78.1	—	—
Other	72.5	72.9	56.8	46.2
Total fair value of scheme assets	430.9	436.8	381.9	368.9

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the scheme has been reviewed and updated as at 31 December 2005. The following weighted average financial assumptions have been adopted:

	United Kingdom			
	30 June 2006	31 Dec 2005	31 Dec 2003	31 Dec 2004
	p.a. (%)	p.a. (%)	p.a. (%)	p.a. (%)
Discount rate	5.2	4.8	5.3	5.5
Rate of increase to pensionable salaries	4.5	4.4	4.4	4.3
Price inflation	3.0	2.9	2.9	2.8
Rate of increase to pensions in payment	3.0	2.8	2.7	2.7

	United Kingdom			
	30 June 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003
	(%)	(%)	(%)	(%)
Long term expected return on assets				
Equities	8.8	8.8	8.8	8.8
Government bonds	4.0	4.0	5.0	5.0
Corporate bonds	4.5	4.5	—	—
Other	6.5	6.5	5.6	5.6

In preparing the financial statements, we have restated the 2004 long term expected return on assets based on advice from our actuaries.

The BBA Income and Protection Plan does not provide for post retirement medical benefits. Therefore a 1% increase or decrease in assumed medical cost trend rates would have no affect on the aggregate charge in the income statement or the net liability.

	UK
Employer contributions in 2006 are estimated to be as follows:	£8.6m

20. Deferred tax

For the six months ended 30 June 2006

	Fixed assets	Other assets	Goodwill and intangibles	Tax losses and tax credits	Retirement benefits	Share based payments	Total
	£m	£m	£m	£m	£m	£m	£m
1 January 2006	(63.5)	1.2	(5.0)	3.0	10.8	1.1	(52.4)
Credited/(charged) in period	22.0	—	(0.2)	(1.3)	—	(0.8)	19.7
Recognised directly in invested capital	—	(0.3)	—	—	(1.5)	—	(1.8)
Acquisitions/disposals	(0.2)	—	—	—	—	—	(0.2)
Exchange adjustments	2.6	—	0.6	(0.2)	(0.7)	—	2.3
30 June 2006	(39.1)	0.9	(4.6)	1.5	8.6	0.3	(32.4)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	30 June 2006	31 December 2005
	£m	£m
Deferred tax liabilities	(32.4)	(52.4)
Deferred tax assets	—	—
	(32.4)	(52.4)

At the balance sheet date, the group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £8.2m (2005: £9.0m) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be accurately predicted at this time.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £8.8m (2005: £6.3m). No liability has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

Equity settled share option scheme

Certain directors and employees of the Fiberweb Business participated in the BBA Group Share option schemes. The total credit recognised in the period in respect of share based payments relating to the Fiberweb Business was £0.7 million (half year 2005: £0.8 million charge). Expenses of £0.1m (2005: £0.1m) related to equity-settled share-based payment transactions.

Presented below is information in respect of the Fiberweb Business' share of BBA Share Option Schemes as a whole.

The group plans provide for a grant price equal to the average quoted market price of the group shares on the date of grant. The vesting period is generally three to four years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the group before the options vest.

Details of the share options outstanding during the year are as follows:

	30 June 2006		31 December 2005	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at 1 January 2006	8,915,489	224p	9,486,868	239p
Granted during the period	—	—	2,983,002	199p
Forfeited during the period	—	—	—	—
Reinstated during the period	—	—	—	—
Cancelled	—	—	—	—
Exercised during the period	(2,121,371)	156p	(2,214,451)	235p
Expired during the period	(229,078)	306p	(1,339,930)	258p
Outstanding at 30 June 2006	6,565,040	296p	8,915,489	224p
Exercisable at 30 June 2006	2,254,564	309p	2,115,950	334p

The weighted average share price at the date of exercise for share options exercised during the period was 274p. The options outstanding at 30 June 2006 had a weighted average remaining contractual life of 50 months.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. The inputs into the model were as follows:

	2006		2005	
	Issued in March 2003	Others	Issued in March 2003	Others
Weighted average share price at issue (pence)	153	290	153	290
Weighted average exercise price (pence)	153	221	153	224
Expected volatility (%)	24.1%	22.1%	14.5%	12.8%
Expected life (months)	2	20	6	33
Risk-free rate (%)	4.7%	4.8%	4.0%	4.2%
Expected dividend yield (%)	4.5%	4.5%	3.8%	3.8%

Expected volatility was determined by calculating the historical volatility of the group's share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Cash-settled share-based payments

The BBA Group issues to certain employees share appreciation rights (SARs) that require the group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined by using the Black-Scholes model using the assumptions noted in the above table. The Fiberweb Business has recorded liabilities of £0.8 million (31 December 2005: £2.6 million) and a total

credit of £0.7 million (2005: £0.7 million expense). The total intrinsic value of vested SAR's at 30 June 2006 and was £nil (31 December 2005: £0.2 million).

Other share-based payment plan

The BBA Group's savings-related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three day middle market price of a BBA Group ordinary share prior to the date of grant, less 20%. Options are granted under three or five year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the BBA Group issued nil ordinary shares in the half year to 30 June 2006 to Fiberweb employees.

22. Reconciliation of movements in invested capital

	As at 30 June 2006	As at 31 December 2005
	£m	£m
Total recognised income and expense for the period	(71.1)	22.4
Change in net investment by BBA Group	22.1	(3.1)
Net movement in total invested capital for the period	(49.0)	19.3
Total invested capital at 1 January 2006	540.1	520.8
Total invested capital at 30 June 2006	491.1	540.1

23. Cash flow from operating activities

	Six months ended 30 June 2006	Unaudited Six months ended 30 June 2005
	£m	£m
Operating (loss)/profit from continuing operations	(71.2)	22.2
Share of profit from associates	(0.3)	(0.2)
(Loss)/profit from operations	(71.5)	22.0
Depreciation of property, plant and equipment	19.9	22.1
Amortisation of intangible assets	0.6	0.1
Profit on sale of property, plant and equipment	(0.1)	(0.2)
Increase/(decrease) in provisions	4.4	(0.1)
Non cash impairment and asset write downs	76.0	—
Additional pension scheme contributions	(2.6)	—
Other non-cash items	(1.1)	0.7
Operating cash flows before movement in working capital	21.6	44.6
Increase in working capital	(2.4)	(11.4)
Cash generated by operations	19.2	33.2
Income taxes paid	(2.2)	(3.0)
Net cash from operating activities	17.0	30.2
Purchase of property, plant and equipment	(29.9)	(14.3)
Purchase of intangible assets	—	—
Proceeds from disposal of property, plant and equipment	0.6	—
Interest received	0.3	0.5
Interest paid	(0.4)	(0.2)
Interest paid to related parties (net)	(7.4)	(8.0)
Interest element of finance leases paid	—	(0.2)
Free cash flow	(19.8)	8.0

Non-cash transactions

Additions to fixtures and equipment during the year amounting to £nil were financed by new finance leases. Additions of £0.6 million in 2005 were acquired on deferred payment terms, and were settled in the current period.

24. Acquisition of subsidiary undertakings

The Fiberweb Business acquired the entire issued share capital of Blowitex Vliesstoffe International GmbH on 1 April 2006. The Directors have performed an exercise to establish the provisional fair value of the assets and liabilities of this acquisition. The goodwill arising on this acquisition was £2.6 million.

	Book and **Provisional Fair value to BBA Group**
	£m
Intangible assets	0.2
Property, plant and equipment	1.5
Investments	—
Inventories	0.7
Receivables	1.0
Payable	(2.7)
Taxation	0.2
Net borrowings	0.4
Net assets/(liabilities)	0.2
Goodwill	2.6
Cash consideration (including deferred consideration)	2.8
Deferred consideration	0.5
Net Cash consideration for 2006	2.3

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercises.

There were no acquisitions during the year ended 31 December 2005.

The acquisitions noted above contributed £0.3m to the Fiberweb Business' profit before tax, £0.4m to net operating cash flows, paid £nil in respect of net returns on investment and servicing of finance, paid £nil in respect of taxation, paid £0.3m in respect of capital expenditure and utilised £nil for investing activities.

If the acquisitions had been completed on 1 January 2006, total revenue for the period from acquisitions would have been £6.6m, and profit for the year would have been £0.6m.

25. Contingent liabilities

The Fiberweb Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Fiberweb Business' financial position.

26. Related party transactions

Transactions between the Fiberweb Business and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Fiberweb Business and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management during the period was as follows:

	Six months ended 30 June 2006	Unaudited Six months ended 30 June 2005
	£m	£m
Short-term benefits	1.1	0.9
Post-employment benefits	—	0.1
Termination benefits	0.2	0.5
Share-based payments	0.7	0.4
	2.0	1.9

Post-employment benefits include contributions of £nil (2005 £0.1 million) in relation to defined contribution schemes.

Director's emoluments

Daniel Dayan and Wim Das were, respectively, divisional Chief Executive Officer and divisional Chief Financial Officer of the business from 1 January 2006 to 30 June 2006.

		Short-term benefits	Post-employment benefits	Termination benefits	Share based payment	Total
		£'000s	£'000s	£'000s	£'000s	£'000s
For the six months ended 30 June 2006						
Daniel Dayan	CEO Fiberweb	193.0	6.1	—	—	199.1
Wim Das resigned 31/7/06	CFO Fiberweb	84.2	5.4	—	—	89.6
Richard Stillwell		18.8	—	—	—	18.8
Totals		296.0	11.5	—	—	307.5

		Short-term benefits	Post-employment benefits	Termination benefits	Share based payment	Total
		£'000s	£'000s	£'000s	£'000s	£'000s
For the year ended 31 December 2005						
Ross McMillan (until 23/02/05)	President Fiberweb	41.5	10.7	289.9	473.3	815.4
Phil Storey	VP Finance	205.5	33.1	—	91.0	329.6
Daniel Dayan (from 1/06/05)	CEO Fiberweb	190.3	7.9	—	—	198.2
Wim Das (from 27/06/05)	CFO Fiberweb	77.5	5.4	—	—	82.9
Richard Stilwell		37.5	—	—	—	37.5
Totals		552.3	57.1	289.9	564.3	1,463.6

Other related party transactions

	Six months ended 30 June 2006	Six months ended 30 June 2006
	£m	£m
Dividends to BBA Group entities	0.4	—
Audit fees recharged to Fiberweb Business entities by BBA Group	0.6	0.5
Insurance premiums recharged to Fiberweb Business entities by BBA Group	3.7	4.3
Net amounts due to BBA Group plc*	(266.6)	(264.3)

* As at 30 June 2006 and 31 December 2005.

Contributions made during the period to the BBA Income and protection plan amounted to £0.1 million (year to 31 December 2005: £0.3 million).

During the period an entity in the Fiberweb Business rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity. The rental agreement was entered

into in the ordinary course of business and on an arm's length basis. Rental payments for the period amounted to £48,887 (six months to 30 June 2005: £48,672).

Throughout the period, the Directors consider BBA to be the ultimate controlling party of the Fiberweb Business.

27. Events after the balance sheet date

In the period since 30 June 2006, trading results at Fiberweb's UK nonwovens business, Terram Limited, have continued to suffer from significant increases in utility and polymer costs, as well as from price pressure caused by new capacity commissioned by two competitors. As a result, a one-off impairment charge of £8.4 *million has been recognised in the period to 30 June 2006 subsequent to the* publication of BBA's interim results. A decision has recently been taken to restructure this business by closing one of its two production lines which Fiberweb management expects to give rise to additional cash costs in the region of £1 million in the six months to 31 December 2006.

Fiberweb is actively pursuing opportunities to sell its cotton-bleaching business in Griswoldville, Massachusetts. Sale proceeds are expected to be comparable to the book value of assets held, after the recognition of a one-off impairment charge of £3.2 million in the period to 30 June 2006 which has been recognised subsequent to the publication of BBA's interim results.

28. Subsidiary and associated undertakings

The following is a list of the Companies forming the Fiberweb Business at 30 June 2006.

	Country of incorporation and principal operation
Bidim Industria e Comecio Ltda	Brazil
BBA Nonwovens Canada Limited	Canada
BBA (China) Airlaid Company Limited	China
Fiberweb France S.A.	France
BBA France SAS	France
BBA Nonwovens Berlin GmbH	Germany
Corovin GmbH	Germany
Linotec Development GmbH	Germany
Fiberweb Holding Deutschland GmbH (GER)	Germany
Terram Geotextilien GmbH (GER)	Germany
BBA Industrial Nonwovens GmbH	Germany
BBA Joint Venture Holdings 2 GmbH	Germany
Blowitex Vliesstoffe International GmbH	Germany
BCA Vertiebs GmbH	Austria
BBA Nonwovens Asia Pacific Limited	Hong Kong
BBA Fiberweb Holdings Srl	Italy
BBA Fiberweb Italia SpA	Italy
Korma SpA	Italy
BBA Fiberweb Tecnofibra SpA	Italy
Tenotex SpA	Italy
Veratec de Mexico SA de CV	Mexico
BBA Non Wovens Mexico SA de CV	Mexico
Servicios Veratec SA de CV	Mexico
BBA Fiberweb Tenotex SAU	Spain
BBA Fiberweb Holdings SLU	Spain
BBA Fiberweb Holdings AB	Sweden
BBA Industrial Holdings Sweden	Sweden
BBA Fiberweb Sweden AB	Sweden
Terram Limited	Great Britain
Fiberweb Holdings Limited	Great Britain
BBA Nonwovens Simpsonville Incorporated	USA
BBA Nonwovens Washougal Incorporated	USA
Reemay Incorporated	USA
BBA Industrial Textiles Incorporated	USA
BBA China Holdings BV	Netherlands
BBA Holdings Netherlands BV	Netherlands
BBA Belgium BVBA	Belgium

Associates	% owned	
CNC International Co. Limited	50	Thailand

Joint ventures and other investments	% owned	
Coratech GmbH	25.1	Germany
Coronor Composites GmbH	50	Germany
Advanced Design Concepts GmbH	50	Germany
Saudi German Nonwoven Products Co	15	Saudi
Cordustex (Pty) Ltd	10	South Africa

2. IFRS financial information and Accountants' Report on the Fiberweb Business for the two years ended 31 December 2005

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

The Fiberweb Business

We report on the financial information set out in section 2 of Part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with International Financial Reporting Standards ("IFRS").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the

financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Fiberweb Business as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Combined income statement

Year ended 31 December 2005

	Note	For the year ended 31 December 2005			For the year ended 31 December 2004		
		Underlying*	Note i	2005	Underlying*	Note i	2004
		£m	£m	£m	£m	£m	£m
Revenue	3	619.3	—	619.3	552.8	—	552.8
Cost of sales		(490.0)	(11.5)	(501.5)	(421.8)	—	(421.8)
Gross profit		129.3	(11.5)	117.8	131.0	—	131.0
Distribution costs		(45.4)	—	(45.4)	(44.7)	—	(44.7)
Administrative expenses		(40.4)	—	(40.4)	(39.3)	—	(39.3)
Other operating income		2.8	2.6	5.4	1.3	1.0	2.3
Share of profit of associates		0.7	—	0.7	0.9	—	0.9
Other operating expenses		(3.0)	—	(3.0)	(0.8)	—	(0.8)
Restructuring costs		—	(11.2)	(11.2)	—	(5.3)	(5.3)
Operating profit	3, 4	**44.0**	**(20.1)**	**23.9**	**48.4**	**(4.3)**	**44.1**
Investment income	5	1.3	—	1.3	1.3	—	1.3
Finance costs	5	(16.6)	—	(16.6)	(18.3)	—	(18.3)
Profit before tax		**28.7**	**(20.1)**	**8.6**	**31.4**	**(4.3)**	**27.1**
Tax	6	(10.2)	5.9	(4.3)	(12.2)	0.2	(12.0)
Profit for the year		**18.5**	**(14.2)**	**4.3**	**19.2**	**(4.1)**	**15.1**
Attributable to:							
BBA interests		**18.5**	**(14.2)**	**4.3**	**19.2**	**(4.1)**	**15.1**

* Before items described in Note i below.

Note i: Restructuring costs and non-recurring items as set out in Note 3 to the financial information.

As explained in the basis of preparation, certain costs included in operating profit and the tax charge may not be representative of the charges to be incurred by the business following the Demerger.

Combined balance sheet
31 December 2005

	Notes	2005 £m	2004 £m
Non-current assets			
Intangible assets:			
Goodwill	9	113.3	105.5
Licences	9	4.1	4.8
Property, plant and equipment	10	409.4	417.6
Interests in associates	11	8.5	8.0
Trade and other receivables	13	0.5	0.3
		535.8	536.2
Current assets			
Inventories	12	88.3	78.3
Trade and other receivables	13	109.4	104.1
Cash and cash equivalents		27.1	28.1
Tax recoverable		1.3	2.8
		226.1	213.3
Total assets		761.9	749.5
Current liabilities			
Trade and other payables	14	(89.6)	(83.8)
Tax liabilities		(9.2)	(9.8)
Obligations under finance leases	15	(2.4)	(2.5)
Bank overdrafts and loans	17	(12.1)	(19.8)
Provisions	19	(5.0)	(0.2)
		(118.3)	(116.1)
Net current assets		107.8	97.2
Non-current liabilities			
Bank loans	17	(9.4)	(17.8)
Other payables due after one year		(2.9)	(3.6)
Retirement benefit obligations	20	(32.3)	(24.5)
Obligations under finance leases	15	(6.5)	(9.4)
Deferred tax liabilities	21	(52.4)	(57.0)
Provisions	19	—	(0.3)
		(103.5)	(112.6)
Total liabilities		(221.8)	(228.7)
Net assets		540.1	520.8
Invested capital	23	540.1	520.8

As explained in the Basis of Preparation the capital structure of the business will change on Demerger and therefore the amounts shown for cash and cash equivalents, bank overdrafts and loans, net current assets and deferred tax and pension liabilities may not be representative of the amounts to be reported by the business following Demerger.

Group cash flow statement
Year ended 31 December 2005

	Notes	2005 £m	2004 £m
Operating activities			
Net cash flow from operating activities	24	69.9	61.6
Investing activities			
Interest received		0.9	1.2
Purchase of property, plant and equipment		(32.4)	(20.8)
Purchase of intangible assets		(0.1)	(0.7)
Proceeds from disposal of property, plant and equipment		—	2.2
Acquisition of subsidiaries		—	(29.1)
Deferred consideration paid from prior year activities		(0.4)	—
Net cash outflow from investing activities		(32.0)	(47.2)
Financing activities			
Interest paid		(1.0)	(1.1)
Interest paid to related parties (net)		(14.5)	(15.2)
Interest element of finance leases paid		(0.3)	(0.4)
Dividends paid		(9.5)	(3.1)
Proceeds from issue of ordinary shares		—	15.0
Share buyback		—	(12.7)
Decrease in loans		(5.2)	(6.5)
Decrease in finance leases		(2.3)	(7.8)
Decrease in overdrafts		(11.8)	(1.2)
Increase in related party loans		6.2	2.5
Net cash outflow from financing activities		(38.4)	(30.5)
Cash and cash equivalents at beginning of year		28.1	45.8
Exchange adjustments		(0.5)	(1.6)
Decrease in cash and cash equivalents		(0.5)	(16.1)
Cash and cash equivalents at end of year		27.1	28.1
Net debt at beginning of year		(21.4)	(7.5)
Decrease in cash and cash equivalents		(0.5)	(16.1)
Decrease in loans		5.2	6.5
Decrease in finance leases		2.3	7.8
Decrease in overdrafts		11.8	1.2
Bank loans acquired		—	(10.5)
Finance leases acquired		—	(1.9)
Exchange adjustments		(0.7)	(0.9)
Net debt at end of year		(3.3)	(21.4)

Statement of recognised income and expense
Year ended 31 December 2005

	Notes	2005	2004
		£m	£m
Exchange difference on translation of foreign operations		27.6	(16.3)
Actuarial losses on defined benefit pension schemes		(9.3)	(1.2)
Fair value movements in commodity contract cash flow hedge		(3.4)	—
Tax on items recognised directly in invested capital		3.2	(0.8)
Net income/(expense) recognised directly in invested capital		18.1	(18.3)
Profit for the year		4.3	15.1
Total recognised income and expense for the year		22.4	(3.2)

1. Accounting policies

Basis of preparation

Pursuant to the Demerger Agreement Fiberweb plc will apply for the Ordinary Shares to be admitted to the Official List and admission to trading on the London Stock Exchange market for listed securities.

The combined financial information has been prepared to show the performance of the companies, businesses and assets of the Fiberweb Business that will form the business carried on by the Fiberweb Group on the date of Admission for the years ended 31 December 2004 and 31 December 2005 as if it had been in existence from 1 January 2003 as described below. It is based on the annual financial returns submitted to BBA for the purpose of the preparation of BBA consolidated accounts. The companies forming part of the Fiberweb Group are shown in note 29 of the financial information. The Fiberweb Business did not constitute a statutory reporting sub-group within BBA during the reporting period.

(a) The combined financial information has been prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses as at the end of the period covered by this financial information, of the Materials Technology Division of BBA that will form the Fiberweb Group as if they had been part of the Fiberweb Group for all periods presented.

(b) Transactions and balances between companies and businesses forming part of the Fiberweb Group have been eliminated.

(c) Invested capital represents all capital and reserves movements with BBA, and funding to and from BBA. Invested capital also includes long term group funding (see note d) and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which will be retained by BBA. When the Demerger becomes effective, invested capital will be replaced by share capital, profit and loss account and other reserves.

(d) The Fiberweb Business participates in BBA's treasury function whereby funds are loaned to and borrowed from companies and businesses within BBA in the normal course of business. Where the amounts are deemed to be as permanent as equity, these amounts have been classified as invested capital in the combined financial information. All other intercompany receivables and payables have been included in current assets and liabilities. Interest expense and income has been charged on all intercompany funding payables and receivables based on prevailing market interest rates.

    Management does not believe that the amounts outstanding in respect of long term funding from BBA at 31 December 2005 and 31 December 2004 are indicative of the Fiberweb Group's financing needs on a stand-alone basis, and as such, the historical level of interest income and expense will not be representative of such amounts following the Demerger or of the historical amounts that may have been incurred if the Fiberweb Business had been a stand-alone entity.

(e) Transactions and balances between those companies and businesses forming part of the Fiberweb Group and those companies and businesses retained by BBA are disclosed in note 27, Related Party Transactions.

(f) Management re-charges to the Fiberweb Business by BBA are included in the combined financial information based on the actual amounts charged or received as recorded in the historical financial returns. These corporate charges represent the charges for insurance, legal and audit fees. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

(g) Tax charges and liabilities in the combined financial information (the "Tax Results") have been prepared by aggregating the proportion of the results in the BBA consolidated accounts attributable to the companies in the Fiberweb Business. Those companies have been, in fact, members of the BBA Group, and their affairs were managed as such. Accordingly, the Tax Results reflect the impact of the benefits and costs arising as a consequence of membership of that overall group. These arrangements have had the effect that tax charges shown in the combined financial information will not be representative of tax charges that will be incurred by the Fiberweb Group following the Demerger, or

of tax charges and liabilities that would have been incurred had the Fiberweb Business been a standalone entity.

(h) Dividends paid between companies which will form part of the Fiberweb Group have been eliminated. Dividends paid to BBA companies which will not form part of the Fiberweb Group have been treated as dividends paid to related parties.

(i) Treasury transactions relating to financial instruments such as derivatives were largely performed by BBA, and where a transaction directly related to a company or business forming part of the Fiberweb Business, and was already assigned to this company or business, this has been recognised in the combined financial information.

(j) Hedge accounting has been applied where the requirements of IAS 39 "Financial Instruments: Recognition and Measurement' in respect of hedge accounting have been met by the Fiberweb Business (see accounting policy below).

(k) Retirement benefit plans exclusively relating to companies and businesses forming part of the Fiberweb Business have been recognised in the combined financial statements in accordance with IAS 19 "Employee Benefits". Retirement benefit plans relating to companies and businesses forming part of the Fiberweb Business and companies which do not form part of the Fiberweb Business have been accounted for on a defined contribution basis in the combined financial statements as there is no contractual agreement or stated policy for allocating the plans between the companies or businesses. The level of charges relating to the retirement benefit plans recognised within the combined financial statements will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

(l) BBA operates a number of cash and equity settled share based compensation plans. The fair value of those share based payments relating to employees of the Fiberweb Business, calculated in accordance with IFRS 2 "Share Based Payments", has been recognised in the combined financial information as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, BBA revises its estimates of the number of options that are expected to become exercisable at each balance sheet date. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

Basis of accounting

The Fiberweb Business financial information has been prepared using the historical cost convention, adjusted for the revaluation of certain assets, where fair value has been deemed to be equal to cost, and certain financial instruments held at fair value. The principal accounting policies adopted are set out below.

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The disclosures required by IFRS 1 "First Time Adoption of International Financial Reporting Standards" concerning the transition from UK GAAP to IFRS are given in Note 2. The financial statements have been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. It has also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

At the date of authorisation of this financial information, the following standards and interpretations which have not been applied in this financial information were in issue and would be relevant but not yet effective:

— IFRIC 4	Determining whether an Arrangement contains a lease;
— IFRIC 5	Rights to Interests arising from Decommissioning Restoration and Environmental Rehabilitation Funds;
— IFRIC 8	Scope of IFRS 2;
— IFRIC 9	Reassessment of embedded derivatives;
— Amendment to IAS 39	The Fair Value Option;
— Amendment to IAS 39	Cash Flow Hedge Accounting of forecast Intra-Group Transactions; and
— Amendment to IAS 39 and IFRS 4	financial guarantee contracts

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group.

Intangible assets

Licences are shown at amortised cost. Amortisation provided on the cost of licences is calculated on a straight line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Fiberweb Business makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight line basis over its useful life.

Property, plant and equipment

Property, plant and equipment is stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Building	40 years maximum
Plant and machinery (including essential commissioning costs)	3–18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Impairment of tangible and intangible assets

At each balance sheet date, the Fiberweb Business reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Fiberweb Business estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would not have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Investments

In the Fiberweb Business' financial information, investments in associated undertakings are stated at cost plus the Fiberweb Business' share of post-acquisition reserves less provision for impairment.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to invested capital. All other translation differences are taken to the income statement.

In accordance with the transitional provisions of IFRS 1, derivative financial instruments have been accounted for and presented on a UK GAAP basis for the year ended 31 December 2004. In accordance with UK GAAP, gains or losses on derivative financial instruments are recognised in the income statement when realised. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through invested capital. Compliance with IAS 32 (Revised) "Financial Instruments—Disclosure and Presentation" and IAS 39 (Revised) "Financial Instruments—Recognition and Measurement" would require recognition of the fair value of foreign exchange contracts on the balance sheet as at 1 January 2005.

For the year ended 31 December 2005, derivative financial instruments have been accounted for and presented under IAS 39. This initial application has been treated as a change in accounting policy in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". This change has been made in accordance with the transitional provisions of IFRS 1, consequently the comparatives have not been restated. The main impact of this change in accounting policy is to recognise the fair value of foreign exchange contracts and commodity contracts on the balance sheet with effect from the transitional date of 1 January 2005. The effect of this change has been to reduce net assets by £3.5 million at 31 December 2005.

Derivative financial instruments utilised by the Fiberweb Business comprise foreign exchange contracts and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Fiberweb Business in line with BBA's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in invested capital until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial instruments

Financial assets and financial liabilities are recognised on the Fiberweb Business' balance sheet when the Fiberweb Business becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and invested capital

Financial liabilities and equity instruments included in invested capital are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Fiberweb Business after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated on a first in first out basis. Provision is made for slow moving or obsolete inventory as appropriate.

Post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiaries, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Fiberweb Business excluding intercompany transactions, sales by associated undertakings and sales taxes.

Research and development expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Fiberweb Business' development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Share-based payments

The Fiberweb Business' share-based payments accounting policy is described in the basis of preparation.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statement and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Fiberweb Business has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to invested capital, in which case the deferred tax is also dealt with in invested capital.

Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The judgements used by management in the application of the Fiberweb Business' accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets

Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £113.3 million and £409.4 million respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 9 and 10.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £32.3 million. Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 20.

2. Adoption of IFRS

This is the first year that the Fiberweb Business has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRSs was therefore 1 January 2004.

Reconciliation of invested capital

	Note	As at 1 January 2004	As at 31 December 2004
		£m	£m
Invested Capital under UK GAAP		528.6	525.3
Adjustments			
Share based payments	1	(0.2)	(1.2)
Goodwill and acquired intangible assets	2	—	5.6
Deferred taxation	3	3.0	0.4
Pensions	4	(9.1)	(9.3)
Invested Capital under IFRS		522.3	520.8

Reconciliation of profit for the year

	Note	2004
		£m
Profit for the year under UK GAAP		11.7
Adjustments		
Share based payments	1	(1.0)
Goodwill and acquired intangible assets	2	5.6
Deferred taxation	3	(1.4)
Pensions	4	0.2
Profit for the year under IFRS		15.1

Notes to the reconciliation of invested capital and profit for 2004

1. IFRS 2 "Share Based Payments" requires the recognition of a charge in the income statement for share-based payments based on the fair value of the award as at the date of grant. The Fiberweb Business has recognised a charge in the income statement for the fair value of outstanding share options granted to employees after 7 November 2002.

2. IFRS 3 "Business Combinations" requires that goodwill arising on acquisitions is not amortised, but is instead subject to annual impairment testing in accordance with IAS 36 "Impairment of Assets". The Fiberweb Business has applied the exemption allowing it not to restate business combinations prior to 1 January 2004, and the fair value of Goodwill at the transition date has been deemed to be equal to cost.

3. IAS 12 "Income Taxes" requires recognition of a deferred tax asset relating to the temporary difference between the tax basis and carrying value (£nil) of goodwill written off to invested capital prior to the introduction of FRS 10 "Goodwill and Intangible Assets". The Fiberweb Business has also recognised a deferred tax liability for temporary differences relating to certain fixed assets without tax bases which were acquired as part of previous business combinations and were non qualifying items under UK tax law.

4. The Fiberweb Business has adopted the option within the amendment to IAS 19 "Employee Benefits" to recognise the net pension obligation of all Fiberweb Business plans at the transition date, with the obligation set against opening invested capital. All actuarial gains and losses after the transition date are recognised in full through the statement of recognised income and expenses.

3. Segmental information

All segments include operations consisting of the manufacture and sale of nonwoven materials

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
2005						
External sales by origin	19.8	257.1	292.4	50.0	—	619.3
External sales by destination	27.5	231.1	313.6	47.1	—	619.3
Inter-segment sales	0.1	11.2	6.0	3.1	(20.4)	—
Underlying operating profit	0.3	24.3	12.5	6.9	—	44.0
Restructuring costs and other non recurring items	(0.2)	(1.7)	(18.1)	(0.1)	—	(20.1)
Segment result*	0.1	22.6	(5.6)	6.8	—	23.9
Investment income						1.3
Finance costs						(16.6)
Profit before tax						8.6
Tax						(4.3)
Profit for the period						4.3

* Segment result includes £0.7 million profit of associates within Europe (£0.2 million) and Rest of the World (£0.5 million) respectively.

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.8	11.3	14.3	6.5	32.9
Depreciation and amortisation	1.1	17.7	21.5	5.0	45.3
Impairment losses recognised in profit or loss	—	0.3	11.2	—	11.5
Balance sheet					
Assets:					
Segment assets	16.7	290.0	362.6	82.8	752.1
Interests in associates	—	3.1	—	5.4	8.5
Tax recoverable					1.3
Consolidated total assets	16.7	293.1	362.6	88.2	761.9
Liabilities:					
Segment liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(129.7)
Tax liabilities					(61.6)
Finance lease and loan liabilities					(30.4)
Consolidated total liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(221.8)

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
2004						
External sales by origin	20.3	213.3	274.9	44.3	—	552.8
External sales by destination	25.6	198.6	281.2	47.4	—	552.8
Inter-segment sales	0.2	6.5	4.5	4.4	(15.6)	—
Underlying operating profit	1.4	23.2	18.4	5.4	—	48.4
Restructuring costs and other non recurring items	—	(1.6)	(2.6)	(0.1)	—	(4.3)
Segment result*	1.4	21.6	15.8	5.3	—	44.1
Investment income						1.3
Finance costs						(18.3)
Profit before tax						27.1
Tax						(12.0)
Profit for the period						15.1

* Segment result includes £0.9 million profit of associates within Europe (£0.4 million) and Rest of the World (£0.5 million) respectively.

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.7	8.3	11.1	1.9	22.0
Depreciation and amortisation	1.2	17.1	20.4	4.8	43.5
Balance sheet					
Assets:					
Segment assets	14.2	308.5	341.5	74.5	738.7
Interests in associates	—	3.0	—	5.0	8.0
Tax recoverable					2.8
Consolidated total assets	14.2	311.5	341.5	79.5	749.5
Liabilities:					
Segment liabilities	(2.2)	(49.4)	(57.3)	(3.5)	(112.4)
Tax liabilities					(66.8)
Finance lease and loan liabilities					(49.5)
Consolidated total liabilities	(2.2)	(49.4)	(57.3)	(3.5)	(228.7)

Business segments	Sales by origin	Underlying operating profit	Restructuring costs and other non recurring items	Segment results from continuing operations	Capital additions	Assets	Depreciation and amortisation
	£m	£m	£m	£m	£m	£m	£m
2005							
Hygiene	425.6	26.1	(19.6)	6.5	21.7	559.7	36.3
Industrial	193.7	21.8	(0.5)	21.3	9.7	194.5	9.0
Unallocated corporate	—	(3.9)	—	(3.9)	1.5	7.7	—
Total	619.3	44.0	(20.1)	23.9	32.9	761.9	45.3
2004							
Hygiene	368.9	25.6	(1.4)	24.2	16.4	565.6	33.7
Industrial	183.9	24.2	(2.8)	21.4	5.6	178.3	9.8
Unallocated corporate	—	(1.4)	(0.1)	(1.5)	—	5.6	—
Total	552.8	48.4	(4.3)	44.1	22.0	749.5	43.5

All the sales of the Fiberweb Business arise from sale of goods.

4. Profit for the year

Profit for the year has been arrived at after charging/(crediting)

	Continuing operations	
	2005	2004
	£m	£m
Net foreign exchange (gains)/losses	(0.6)	0.2
Research and development costs	7.1	7.6
Depreciation and impairment of property, plant and equipment	55.7	42.6
Amortisation of intangible assets (included in administration expenses)	1.1	0.9
Total depreciation and amortisation expense	56.8	43.5
Total employee costs	103.1	101.1
Cost of inventories recognised as an expense	490.0	421.8
Amounts paid to auditors:		
—Audit fees	0.8	0.7
—Non-audit services	0.1	—

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £20.1 million (2004: £4.3 million). The main items included within this are:

— Non-recurring cost of sales £11.5 million (2004: £nil): £11.5 million impairment charge in relation to a small number of production lines within the Fiberweb North America Hygiene business. These impairments arise as a result of the negative impact on margins of increased energy costs and polypropylene prices, and due to changes in customer demands for specialist products.

— Non-recurring other operating income £(2.6) million (2004: £(1.0) million): Primarily relates to a curtailment gain on a post-retirement medical benefit scheme, following the amendment of member benefits.

— Restructuring costs £11.2 million (2004: £5.3 million): Includes costs of the closure of the Fiberweb Toronto facility and a further rationalisation in Fiberweb USA and Sweden.

5. Investment income and finance costs

	2005	2004
	£m	£m
Interest on bank deposits	1.3	1.3
Total investment income	1.3	1.3
Interest on bank loans and overdrafts	(0.9)	(1.0)
Interest on obligations under finance leases	(0.3)	(0.4)
Interest on related party loans (net)	(14.5)	(15.3)
Net finance expense from pension schemes	(0.9)	(1.3)
Changes in fair value of derivatives held for trading	(0.1)	—
Other finance costs	(0.1)	(0.3)
	(16.8)	(18.3)
Less amounts included in the cost of qualifying assets	0.2	—
Total finance costs	(16.6)	(18.3)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate in the range of 2.7% to 4.5% to expenditure on such assets.

Interest on related party loans includes £14.1 million (2004: £8.4 million) which relates to BBA Business Trust, a company which was liquidated shortly after the year end. Please refer to note 28 for further detail.

6. *Income tax expense*

	2005	2004
	£m	£m
Current tax	7.6	7.0
Adjustments in respect of prior years—current tax	(0.4)	1.1
Deferred tax (note 21)	(2.6)	4.0
Adjustments in respect of prior years—deferred tax	(0.3)	(0.1)
Income tax expense for the year	4.3	12.0

Current tax all relates to overseas operations.

All of the income tax expense relates to continuing operations.

Domestic income tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	2005	*2004*
	£m	£m
Profit before tax:		
Continuing operations	8.6	27.1
Tax at the rates prevailing in the relevant tax jurisdictions 20.9% (2004: 33.6%)	1.8	9.1
Tax effect of share of results of associates	(0.1)	—
Tax effect of expenses that are not deductible in determining taxable profit	2.2	(0.7)
Tax benefit provided to BBA Group entities	2.8	3.6
Items on which deferred tax has not been recognised	(1.3)	(1.0)
Tax rate changes	(0.4)	—
Adjustments in respect of prior years	(0.7)	1.0
Tax expense for the year	4.3	12.0

The applicable tax rate of 20.9% (2004: 33.6%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, current tax of £0.2 million (2004: £nil) and deferred tax of £3.0 million (2004: £(0.8) million) has been credited/(charged) to invested capital in the year in relation to pensions and foreign exchange.

The total tax charge for each year appears high because the Fiberweb Business has transferred the benefit of tax losses to companies within the BBA Group. It is not anticipated that the tax rate will remain at such a high level in future periods.

7. Earnings per share

Earnings	Continuing operations 2005	2004
	£m	£m
Basic:		
Earnings		
Basic earnings attributable to ordinary shareholders	4.3	15.1
Restructuring costs and non-recurring items	20.1	4.3
Tax on restructuring costs and non-recurring items	(5.9)	(0.2)
Adjusted earnings	18.5	19.2
Number of shares*		
Weighted average number of 25p ordinary shares:		
For basic earnings per share	122.6	122.6
Earnings per share		
Basic:		
Adjusted	15.1p	15.7p
Unadjusted	3.5p	12.3p

* The number of shares is the estimated number of shares to be issued upon demerger of the Fiberweb Business.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non recurring items because the directors consider that this gives a better indication of underlying performance.

8. Employees

	2005	2004
	Number	Number
Average monthly number (including executive directors)		
By market		
Hygiene	1,946	1,851
Industrial	1,057	1,081
	3,003	2,932
By region		
United Kingdom	78	75
Mainland Europe	1,191	1,065
North America	1,392	1,447
Rest of World	342	345
	3,003	2,932
	£m	£m
Employment costs		
Wages and salaries	83.8	82.2
Social security costs	16.0	14.9
Pension costs	3.3	4.0
	103.1	101.1

9. Intangible assets

	2005			2004		
	Goodwill	Licences	Total	Goodwill	Licences	Total
	£m	£m	£m	£m	£m	£m
Cost						
Beginning of year	105.5	5.7	111.2	86.4	5.0	91.4
Exchange adjustments	7.1	0.3	7.4	(2.4)	—	(2.4)
Acquisitions	—	—	—	21.6	—	21.6
Additions	—	0.1	0.1	—	0.7	0.7
Acquisitions in prior years	0.7	—	0.7	(0.1)	—	(0.1)
End of year	113.3	6.1	119.4	105.5	5.7	111.2
Amortisation						
Beginning of year	—	(0.9)	(0.9)	—	—	—
Amortisation charge for the year	—	(1.1)	(1.1)	—	(0.9)	(0.9)
End of year	—	(2.0)	(2.0)	—	(0.9)	(0.9)
Carrying amount						
End of year	113.3	4.1	117.4	105.5	4.8	110.3

Licences are amortised over the period to which they relate, which is on average 5 years.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	2005	2004
	£m	£m
Veratec	55.0	48.8
Tecnofibra	14.5	15.0
Tenotex	22.7	22.8
Reemay	11.3	10.1
Superior	4.6	4.5
Other—(several CGUs)	5.2	4.3
	113.3	105.5

The business tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The business prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax rate used to discount the forecast cash flows for all CGUs is 11.15%.

The £0.7 million (2004: £(0.1) million) goodwill on acquisitions in prior years arises as a result of the finalisation of fair value exercises.

10. Property, plant and equipment

	2005			2004		
	Land and buildings	Fixtures and equipment	Total	Land and buildings	Fixtures and equipment	Total
	£m	£m	£m	£m	£m	£m
Cost or valuation						
Beginning of year	111.9	556.2	668.1	107.8	555.2	663.0
Exchange adjustments	5.0	25.2	30.2	(2.8)	(15.9)	(18.7)
Transfers to stock	—	—	—	—	(3.6)	(3.6)
Acquisition of businesses	—	—	—	5.6	12.3	17.9
Additions	4.8	28.0	32.8	2.8	18.5	21.3
Disposals	—	(1.1)	(1.1)	(1.5)	(5.8)	(7.3)
Asset write downs	—	(6.3)	(6.3)	—	(4.5)	(4.5)
End of year	121.7	602.0	723.7	111.9	556.2	668.1
Accumulated depreciation and impairment						
Beginning of year	27.1	223.4	250.5	23.8	197.9	221.7
Exchange adjustments	2.0	10.4	12.4	(0.7)	(5.1)	(5.8)
Depreciation charge for the year	3.8	40.4	44.2	4.0	38.6	42.6
Disposals	—	(1.1)	(1.1)	—	(5.7)	(5.7)
Impairments	—	11.5	11.5	—	—	—
Asset write downs	(0.1)	(3.1)	(3.2)	—	(2.3)	(2.3)
End of year	32.8	281.5	314.3	27.1	223.4	250.5
Carrying amount						
End of year	88.9	320.5	409.4	84.8	332.8	417.6

	2005	2004
	£m	£m
Capital commitments		
Capital expenditure contracted for but not provided	6.9	0.7

The carrying amount of the business' fixtures and equipment includes an amount of £8.9 million (2004: £11.9 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a pre-tax discount rate of 11.15%.

11. Interests in associates

	2005	2004
	£m	£m
Cost of investment in associates	5.5	5.7
Share of post acquisition profit, net of dividends received	3.0	2.3
	8.5	8.0

The names and interests in major associated undertakings and joint ventures are shown in note 29.

Aggregated amounts relating to associates

	2005	2004
	£m	£m
Total assets	24.3	23.9
Total liabilities	(9.3)	(11.1)
Net assets	15.0	12.8
Revenue	22.0	18.7
Profit for the year	1.4	1.8
Business' share of profit for the year	0.7	0.9

12. Inventories

	2005	2004
	£m	£m
Raw materials	32.0	32.0
Work-in-progress	8.7	3.2
Finished goods	47.6	43.1
	88.3	78.3

13. Other financial assets

Trade and other receivables

	2005	2004
	£m	£m
Trade receivables	95.0	90.8
Other receivables, prepayments and accrued income	14.4	13.3
Trade and other receivables due within one year	109.4	104.1
Trade and other receivables due after one year	0.5	0.3
	109.9	104.4

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £2.0 million (2004: £1.9 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the business and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Fiberweb Business' principal financial assets are bank balances and cash, trade and other receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Fiberweb Business's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Fiberweb Business has some concentration of credit risk, however the significant customers have high credit ratings, and therefore the directors do not believe that this creates a significant risk exposure.

14. Trade and other payables

	2005	2004
	£m	£m
Trade payables	60.7	60.8
Other taxation and social security	2.4	2.8
Other payables	17.9	12.2
Accruals and deferred income	8.6	8.0
	89.6	83.8

The directors consider that the carrying amount of trade and other payables approximates their fair value.

Included within other payables in 2005 is a liability of £3.4 million which represents the fair value at the balance sheet date of a commodity contract cash flow hedge. This liability will mature during the course of 2006 and will be settled by BBA.

15. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	£m	£m	£m	£m
Amounts payable under finance leases:				
Within one year	2.7	2.9	2.4	2.5
In the second to fifth years inclusive	7.0	10.3	6.5	9.4
After five years				
	9.7	13.2	8.9	11.9
Less: future finance charges	(0.8)	(1.3)	N/A	N/A
Present value of lease obligations	8.9	11.9	8.9	11.9
Less: amount due for settlement within 12 months (shown under current liabilities)			(2.4)	(2.5)
			6.5	9.4

It is the Fiberweb Business' policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. For the year ended 31 December 2005, the average effective borrowing rate was 2.7% (2004: 2.4%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: Euros £3.0 million (2004: £4.2 million) and Swedish Kroner £5.9 million (2004: £7.7 million).

The fair value of the Fiberweb Business' lease obligations approximates their carrying amount.

Obligations under finance leases are secured by the lessors' charges over the leased assets.

16. Operating lease arrangements

The business as lessee

	2005	2004
	£m	£m
Minimum lease payments under operating leases recognised as an expense in the year	3.7	2.4

At the balance sheet date, the business has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	£m	£m
Within one year	3.2	3.7
In the second to fifth year inclusive	9.8	10.3
After five years	10.2	12.2
	23.2	26.2

Operating lease payments represent amounts payable by the business for certain of its office properties, plant, and equipment. Leases are negotiated for an average term of one year for office properties, twelve years for plants and warehouses and four years for equipment. Rentals are generally fixed or adjusted for based on inflation.

17. Bank overdraft and loans

	2005	2004
	£m	£m
Bank overdrafts	0.2	3.2
Bank loans	20.9	30.7
Loans other than from banks	0.4	3.7
	21.5	37.6

The borrowings are repayable as follows:

	2005	2004
	£m	£m
On demand or within one year	12.1	19.8
In the second year	5.9	6.6
In the third to fifth years inclusive	3.5	11.0
After five years	—	0.2
	21.5	37.6
Less: Amount due for settlement within 12 months (shown under current liabilities)	(12.1)	(19.8)
Amount due for settlement after 12 months	9.4	17.8

The fair value of the business' borrowings are not materially different from their carrying values.

The carrying amounts of the business' borrowings are denominated in the following currencies:

31 December 2005	Sterling	US dollar	Euro	Total
	£m	£m	£m	£m
Bank overdrafts	—	—	0.2	0.2
Bank loans	—	13.9	7.0	20.9
Loans other than from banks	—	—	0.4	0.4
	—	13.9	7.6	21.5

31 December 2004	Sterling	US dollar	Euro	Total
	£m	£m	£m	£m
Bank overdrafts	1.5	—	1.7	3.2
Bank loans	—	14.2	16.5	30.7
Loans other than from banks	—	—	3.7	3.7
	1.5	14.2	21.9	37.6

The average interest rates on borrowings are as follows:

	2005	2004
	£m	£m
Sterling	—	5.4%
US Dollar	4.5%	2.5%
Euros	3.0%	2.5%

The majority of borrowings are arranged at floating rates thus exposing the business to cash flow interest rate risk.

Bank overdrafts are repayable on demand. All bank loans are unsecured, although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries (2004 Secured Borrowings: £2.2 million).

The effective interest rates on borrowings are not materially different from their nominal interest rates.

At 31 December 2005, the Fiberweb Business had available £5.1 million (2004: £2.9 million) of undrawn committed borrowing facilities.

18. Derivative financial instruments

	Fair Value 31 December 2005	
	Assets	Liabilities
	£m	£m
Cash flow hedges:		
Commodity futures	—	3.4
Foreign exchange contracts not designated as cash flow hedges:		
Forward foreign exchange contracts	—	0.1

All open derivative positions will mature in the next 12 months.

The fair values of all derivative financial instruments held as at 31 December 2005 shown in the table above are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and payables.

For the year ended 31 December 2004 the Fiberweb Business adopted the exemption given in IFRS 1 not to restate the results for IAS 32 and IAS 39 as at the transition date of 1 January 2004. The fair values within the disclosures required by FRS 13 "Derivatives and Other Financial Instruments: Disclosures" in respect of the year ended 31 December 2004 are detailed in the Appendix below.

Currency risks

As noted in the basis of preparation in note 1, treasury transactions in respect of management of currency risk were conducted by BBA at a BBA Group level. Currency derivatives directly attributable to the Fiberweb Business have been allocated to the Fiberweb Business in these financial statements. The overall policy of the Fiberweb Business is to use currency derivatives to manage the foreign currency risk arising within the underlying businesses. It is the Fiberweb Business' policy not to undertake any speculative currency transactions using derivatives. The Fiberweb Business manages its transactional currency risk by hedging significant currency exposures in accordance with foreign exchange policies that have been pre-agreed with BBA Group Treasury and the businesses. Each business with significant foreign exchange exposures has its own pre-agreed foreign exchange policy with each policy individually tailored to the foreign exchange exposure within the relevant subsidiary. Transaction currency risk is managed through the use of spot and forward foreign exchange contracts.

As the management of currency risk was conducted by BBA at a BBA Group level, the documentation required to achieve hedge accounting for forward foreign exchange contracts is not in place at the Fiberweb Business level.

Changes in the fair value of forward foreign exchange contracts which have not been designated as cash flow hedges amounting to £0.1 million have been transferred to the income statement in the year.

As at 31st December 2005, the Fiberweb Business had committed to a notional amount of £4.1 million (2004: £8.4 million) of forward contracts to buy or sell foreign currency.

As noted in the basis of preparation in note 1 treasury transactions in respect of the management of translational currency risk were managed by BBA at a BBA Group level. It is not possible to apportion the share of foreign currency denominated loans, foreign exchange contracts and cross currency swaps to the Fiberweb Business.

Interest rate risks

As noted in the basis of preparation in note 1, treasury transactions in respect of the management of interest rate risk were managed by BBA at a BBA Group level. It is not possible to apportion the share of interest rate derivatives relating to the Fiberweb Business.

Commodity risks

As noted in the basis of preparation in note 1, treasury transactions in respect of management of commodity risk were conducted by BBA at a BBA Group level. The Fiberweb Business has commodity raw material price exposure to a number of raw materials with the majority of the exposure relating to polypropylene. The policy of the Fiberweb Business is to manage its polypropylene exposure through a combination of physical factors in managing the business as well as using derivative instruments including fixed price swaps and futures contracts in accordance with a pre-agreed policy. As at 31 December 2005, the Fiberweb Business had committed to a notional amount of £16.6 million of polypropylene futures contracts which are used to hedge the Fiberweb Business' polypropylene raw material price exposure. The fair value of commodity swaps designated effective as cash flow hedges has been deferred in equity.

Appendix: FRS 13 "Derivatives and Other Financial Instruments: Disclosures" as at 31 December 2004:

Interest rate profile

The interest rate profile of the Fiberweb Business' financial liabilities at 31 December 2004 was as follows:

	Fixed rate	Floating rate	Total
	£m	£m	£m
Sterling	—	1.5	1.5
US Dollar	—	14.2	14.2
Euro	3.8	22.3	26.1
Other	—	7.7	7.7
Total financial liabilities	3.8	45.7	49.5
Of which:			
Total borrowings	3.8	45.7	49.5
Total financial liabilities	3.8	45.7	49.5

Further analysis of the interest rate profile at 31 December is as follows:

	Weighted average interest rate	2004 Fixed rate weighted average period for which rate is fixed
	%	years
Euro	2.6	1.0
Total borrowings	2.6	1.0

The interest rate on floating rate financial liabilities is linked to sterling LIBOR in the case of sterling liabilities and the relevant currency LIBOR for currency denominated liabilities.

	2004
	£m
The Fiberweb Business held the following financial assets:	
Sterling	0.1
US Dollar	8.5
Euro	13.0
Other	6.5
Total financial assets	28.1
Of which:	
Cash at bank and short-term deposits	28.1
Total financial assets	28.1

All of the financial assets disclosed above earned interest at a floating rate.

Cash at bank and short-term deposits earn interest determined with reference to the relevant money market deposit rates.

Currency exposures

The extent to which the Fiberweb Business operating entities hold monetary assets and liabilities in currencies other than in their local currency has been reviewed. Taking into account the impact of forward currency contracts and other derivative instruments, the Fiberweb Business had no material profit and loss exposure to foreign exchange gains and losses on monetary assets and liabilities denominated in foreign currencies as at 31 December 2004.

Gains and losses on hedges

The Fiberweb Business enters into forward currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies immediately when those sales are transacted. Gains and losses on hedges are not recognised until the exposure that is being hedged is itself recognised.

The table below sets out unrecognised gains and losses in respect of hedges at the beginning and end of the year:

	2004
	£m
Net losses on hedges at 1 January 2004	(0.2)
Net losses arising in previous years included in 2004 results	0.2
Net gains on hedges at 31 December 2004	—

Maturity of financial liabilities

The maturity profile of the Fiberweb Business' financial liabilities at 31 December was as follows:

	2004
	£m
In one year or less	22.5
In more than one year but not more than two years	9.0
In more than two years but not more than five years	17.9
In more than five years	0.1
	49.5

Borrowing facilities

The Fiberweb Business had undrawn committed facilities at 31 December, in respect of which all conditions precedent have been met, as follows:

	2004
	£m
Expiring in one year or less	2.9

Fair values

Set out below is a comparison by category of book values and fair values of the Fiberweb Business' financial assets and liabilities at 31 December:

	2004 Book value	2004 Fair value
	£m	£m
Primary financial instruments held or issued to finance the Fiberweb Business' operations:		
Short-term financial liabilities and current proportion of long-term borrowings	(22.3)	(22.3)
Long term borrowings	(27.2)	(27.2)
Cash deposits	28.1	28.1

19. Provisions

	Beginning of year	Exchange rate adjustments	Charged in year	Utilised in year	End of year
	£m	£m	£m	£m	£m
Restructuring provisions	0.2	0.4	4.7	(0.3)	5.0
Discontinued operations	0.3	—	—	(0.3)	—
	0.5	0.4	4.7	(0.6)	5.0

Restructuring provisions represents cost provided in relation to decisions made at the balance sheet date for a reorganisation which is expected to occur within one year of the balance sheet date, being the closure of the facility in Canada.

	2005	2004
	£m	£m
Analysed as:		
Current liabilities	5.0	0.2
Non-current liabilities	—	0.3
	5.0	0.5

20. Pensions and other post-retirement benefits

The Fiberweb Business operates a number of pension plans worldwide, in addition, the Fiberweb Business participates in certain pensions schemes operated by BBA. The normal pension cost for the Fiberweb Business, including early retirement costs, was £3.3 million (2004: £4.0 million) of which £3.0 million (2004: £3.8 million) was in respect of foreign schemes. This includes £2.6 million (2004: £2.3 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Fiberweb Business' foreign pension schemes mainly relate to defined contribution schemes. There are also a number of funded final salary defined benefit pension arrangements, primarily in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Fiberweb Business also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Fiberweb Businesses defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31 December 2005. The following weighted average financial assumptions have been adopted:

	North America			Rest of World		
	2005	2004	2003	2005	2004	2003
	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)
Discount rate	5.3	6.0	6.3	4.5	5.1	5.5
Rate of increase to pensionable salaries	3.1	3.8	3.8	3.4	2.4	3.3
Price inflation	2.8	2.8	2.8	2.1	1.5	1.7
Rate of increase to pensions in payment	—	—	—	1.8	1.0	1.5

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	North America			Rest of World			Total		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets									
Equities	14.3	16.5	14.1	0.5	0.3	0.2	14.8	16.8	14.3
Government bonds	11.0	4.1	9.7	0.1	0.1	0.1	11.1	4.2	9.8
Corporate bonds	14.3	—	—	—	—	—	14.3	—	—
Other	0.3	11.4	8.0	—	—	—	0.3	11.4	8.0
Total fair value of scheme assets	39.9	32.0	31.8	0.6	0.4	0.3	40.5	32.4	32.1
Present value of defined benefit obligations	65.9	52.7	52.9	6.9	4.2	3.9	72.8	56.9	56.8
Asset/(liability) recognised on the balance sheet	(26.0)	(20.7)	(21.1)	(6.3)	(3.8)	(3.6)	(32.3)	(24.5)	(24.7)

Included within the North America liability set out above is £4.9 million (2004: £1.5 million) relating to Canadian defined benefit schemes. This liability will be retained and settled by BBA.

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

	North America		
	2005	2004	2003
	(%)	(%)	(%)
Long term expected return on assets			
Equities	8.3	8.5	9.0
Government bonds	4.1	5.5	5.8
Corporate bonds	5.1	5.5	5.8
Other	4.0	3.0	3.4
Total	6.0	6.2	6.6

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Analysis of income statement charge						
Current service cost	0.4	1.1	0.8	0.1	1.2	1.2
Past service cost	—	—	—	—	—	—
Interest cost	3.2	3.2	0.1	0.1	3.3	3.3
Expected return on assets	(2.4)	(2.0)	—	—	(2.4)	(2.0)
(Gains) due to settlements and curtailments	(0.8)	(1.0)	—	—	(0.8)	(1.0)
Expense recognised in income statement	0.4	1.3	0.9	0.2	1.3	1.5

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Settlement losses have been recognised within other operating expenses and curtailment gains have been recognised within other operating income.

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Defined benefit obligation at beginning of year	52.7	52.9	4.2	3.9	56.9	56.8
Current service cost	0.4	1.1	0.8	0.1	1.2	1.2
Interest cost	3.2	3.2	0.1	0.1	3.3	3.3
Contributions by plan participants	0.1	0.1	—	—	0.1	0.1
Actuarial losses on scheme liabilities*	6.5	2.6	3.1	0.1	9.6	2.7
Net benefits paid out	(3.2)	(0.4)	(0.5)	—	(3.7)	(0.4)
Gains due to settlements and curtailments	(1.1)	(1.0)	—	—	(1.1)	(1.0)
Termination benefits	0.3	—	—	—	0.3	—
Foreign currency exchange rate changes	7.0	(5.8)	(0.8)	—	6.2	(5.8)
Defined benefit obligation at end of year	65.9	52.7	6.9	4.2	72.8	56.9

* Includes changes to the actuarial assumptions.

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Charges to the fair value of scheme assets during the year						
Fair value of scheme assets at beginning of year	32.0	31.8	0.4	0.3	32.4	32.1
Expected return on assets	2.4	2.0	—	—	2.4	2.0
Actual employer contributions	4.2	1.3	0.5	—	4.7	1.3
Contributions by plan participants	0.1	0.1	—	—	0.1	0.1
Net benefits paid out	(3.2)	(0.4)	(0.5)	—	(3.7)	(0.4)
Actuarial gains on assets	0.2	1.4	0.1	0.1	0.3	1.5
Foreign currency exchange rate changes	4.2	(4.2)	0.1	—	4.3	(4.2)
Fair value of plan assets at end of year	39.9	32.0	0.6	0.4	40.5	32.4

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Actual return on scheme assets	2.6	3.3	—	0.1	2.6	3.4

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Analysis of amounts recognised in Statement of Recognised Income and Expense						
Total actuarial losses recognised in year	(6.3)	(1.2)	(3.0)	—	(9.3)	(1.2)
Total losses in Statement of Recognised Income and Expense	(6.3)	(1.2)	(3.0)	—	(9.3)	(1.2)
Cumulative amount of losses recognised in Statement of Recognised Income and Expense	(7.5)	(1.2)	(3.0)	—	(10.5)	(1.2)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £0.1 million and increase the net liability by £0.6 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £nil and reduce the net liability by £0.5 million.

	North America			Rest of World			Total		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
History of Asset Values, Defined Benefits Obligations									
Fair value of assets	39.9	32.0	31.8	0.6	0.4	0.3	40.5	32.4	32.1
Defined benefits obligation	65.9	52.7	52.9	6.9	4.2	3.9	72.8	56.9	56.8
Deficit	(26.0)	(20.7)	(21.1)	(6.3)	(3.8)	(3.6)	(32.3)	(24.5)	(24.7)
Experience gains on scheme assets	0.2	1.4	—	0.1	0.1	—	0.3	1.5	—
Experience losses on scheme liabilities	(2.5)	(0.2)	—	(1.8)	(0.1)	—	(4.3)	(0.3)	—

	North America	Rest of World	Total
Employer contributions in 2006 are estimated to be as follows:	6.6	0.5	7.1

BBA Income and Protection Plan

The employees of the Fiberweb Business' UK operations participate in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan. The BBA Income and Protection Plan shares risks between entities in the BBA Group and Fiberweb Business. No apportionment of the assets and liabilities of this scheme has been made to the Fiberweb Business in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and under IAS 19, the assets, liabilities, income and expenses would be recognised in the financial statements of the sponsoring employer of the plan, BBA.

The contribution payable by Fiberweb Business entities to the BBA Income and Protection Plan is determined with reference to the salaries of the employees of Fiberweb Business entities who participate in the scheme. The charge recognised in the year was £0.3 million (2004: £0.2 million).

The following information is presented in respect of the BBA Income and Protection Plan as a whole:

	2005	2004
	£m	£m
Charges to the present value of the defined benefit obligation during the year		
Defined benefit obligation at beginning of year	415.3	388.0
Current service cost	4.7	5.7
Interest cost	21.8	21.0
Contributions by plan participants	0.9	1.1
Actuarial losses on scheme liabilities*	25.4	20.6
Net benefits paid out	(16.0)	(21.2)
Past service cost	0.1	0.1
Defined benefit obligation at end of year	452.2	415.3

* Includes changes to the actuarial assumptions.

	2005	2004
	£m	£m
Charges to the fair value of scheme assets during the year		
Fair value of scheme assets at beginning of year	381.9	368.9
Expected return on assets	23.8	23.2
Actual employer contributions	8.7	4.5
Contributions by plan participants	0.9	1.1
Net benefits paid out	(16.0)	(21.2)
Actuarial gains on assets	37.5	5.4
Fair value of plan assets at end of year	436.8	381.9

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	2005	2004	2003
	£m	£m	£m
Assets			
Equities	123.4	119.2	130.6
Government bonds	162.4	205.9	192.1
Corporate bonds	78.1	—	—
Other	72.9	56.8	46.2
Total fair value of scheme assets	436.8	381.9	368.9

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the scheme has been reviewed and updated as at 31 December 2005. The following weighted average financial assumptions have been adopted:

	2005	2004	2003
	p.a. (%)	p.a. (%)	p.a. (%)
Discount rate	4.8	5.3	5.5
Rate of increase to pensionable salaries	4.4	4.4	4.3
Price inflation	2.9	2.9	2.8
Rate of increase to pensions in payment	2.8	2.7	2.7

		Restated	
	2005	2004	2003
	(%)	(%)	(%)
Long term expected return on assets			
Equities	8.8	8.8	8.8
Government bonds	4.0	5.0	5.0
Corporate bonds	4.5	—	—
Other	6.5	5.6	5.6

In preparing the financial information, we have restated the 2004 long term expected return on assets based on advice from our actuaries.

The BBA Income and Protection Plan does not provide for post retirement medical benefits. Therefore a 1% increase or decrease in assumed medical cost trend rates would have no effect on the aggregate charge in the income statement or the net liability.

	UK
	£m
Employer contributions in 2006 are estimated to be as follows:	8.6

21. Deferred tax

	Fixed assets	Other assets	Goodwill and intangibles	Tax losses and tax credits	Retirement benefits	Share based payments	Total
	£m	£m	£m	£m	£m	£m	£m
Beginning of year	(63.9)	(0.1)	(2.3)	0.3	8.5	0.5	(57.0)
Charged in year	3.0	0.6	(2.4)	2.5	(1.4)	0.6	2.9
Recognised directly in invested capital	—	0.4	—	—	2.6	—	3.0
Acquisitions/disposals	—	—	—	—	—	—	—
Exchange adjustments	(2.6)	0.3	(0.3)	0.2	1.1	—	(1.3)
End of year	(63.5)	1.2	(5.0)	3.0	10.8	1.1	(52.4)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2005	2004
	£m	£m
Deferred tax liabilities	(52.4)	(57.0)
Deferred tax assets	—	—
	(52.4)	(57.0)

At the balance sheet date, the group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £9.0m (2004: £8.7m) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be accurately predicted at this time.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £6.3m (2004: £7.3m). No liability has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

22. Share based payments

Equity settled share option scheme

Certain directors and employees of the Fiberweb Business participated in the BBA Group Share option schemes. The total charge recognised in the year in respect of share based payments relating to the Fiberweb Business was £1.6 million (2004: £1.0 million). Expenses of £0.2m (2004: £0.1m) related to equity-settled share-based payment transactions.

Presented below is information in respect of the Fiberweb Business' share of the BBA Group Share Option Schemes as a whole.

The Group plans provide for a grant price equal to the average quoted market price of the group shares on the date of grant. The vesting period is generally three to four years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the group before the options vest.

Details of the share options outstanding during the year are as follows:

	Number of share options	2005 weighted average exercise price	Number of share options	2004 Number of share options
Outstanding at the beginning of the year	9,486,868	239p	8,951,589	236p
Granted during the year	2,983,002	199p	1,472,700	275p
Forfeited during the year	—	—	—	—
Reinstated during the year	—	—	—	270p
Cancelled	—	—	—	275p
Exercised during the year	(2,214,451)	235p	(24,750)	205p
Expired during the year	(1,339,930)	258p	(912,671)	286p
Outstanding at the end of the year	8,915,489	224p	9,486,868	239p
Exercisable at the end of the year	2,115,950	334p	3,215,745	296p

The weighted average share price for BBA at the date of exercise for share options exercised during the period was 304p. The options outstanding at 31 December 2005 had a weighted average remaining contractual life of 87 months.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. The inputs into the model were as follows:

	2005		2004	
	Issued in March 2003	Others	Issued in March 2003	Others
Weighted average share price at issue (pence)	153	290	153	273
Weighted average exercise price (pence)	153	224	153	268
Expected volatility (%)	14.5	12.8	28.5	16.9
Expected life (months)	6	33	25	33
Risk-free rate (%)	4.0	4.2	3.9	4.1
Expected dividend yield (%)	3.8	3.8	5.5	4.2

Expected volatility was determined by calculating the historical volatility of the BBA Group share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Cash-settled share-based payments

The BBA Group issues to certain employees share appreciation rights (SARs) that require the group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined by using the Black-Scholes model using the assumptions noted in the above table. The Fiberweb Business has recorded liabilities of £2.6 million (2004: £1.2 million) and total expenses of £1.4 million (2004: £0.9 million). The total intrinsic value of vested SAR's at 31 December 2005 was £0.2 million (2004: £1.3 million).

Other share-based payment plan

The BBA Group's savings-related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three day middle market price of a BBA Group ordinary share prior to the date of grant, less 20%. Options are granted under three or five year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the BBA Group issued 51 ordinary shares in 2005 to Fiberweb employees.

23. Reconciliation of movements in invested capital

	2005	2004
	£m	£m
Total recognised income and expense for the year	22.4	(3.2)
Change in net investment by BBA Group	(3.1)	1.7
Net movement in total invested capital for the period	19.3	(1.5)
Total invested capital at beginning of year	520.8	522.3
Total invested capital at end of year	540.1	520.8

24. Cash flow from operating activities

	2005	2004
	£m	£m
Operating profit from continuing operations	23.9	44.1
Share of profit from associates	(0.7)	(0.9)
Profit from operations	23.2	43.2
Depreciation of property, plant and equipment	44.2	42.6
Amortisation of intangible assets	1.1	0.9
Profit on sale of property, plant and equipment	(0.2)	(0.4)
Increase/(decrease) in provisions	4.1	(0.1)
Non-cash impairment and asset write downs	14.6	—
Additional pension scheme contributions	(3.5)	—
Other non-cash items	1.0	(0.3)
Operating cash flows before movement in working capital	84.5	85.9
Increase in working capital	(8.4)	(17.0)
Cash generated by operations	76.1	68.9
Income taxes paid	(6.2)	(7.3)
Net cash from operating activities	69.9	61.6
Purchase of property, plant and equipment	(32.4)	(20.8)
Purchase of intangible assets	(0.1)	(0.7)
Proceeds from disposal of property, plant and equipment	—	2.2
Interest received	0.9	1.2
Interest paid	(1.0)	(1.1)
Interest paid to related parties (net)	(14.5)	(15.2)
Interest element of finance leases paid	(0.3)	(0.4)
Free cash flow	22.5	26.8

Non-cash transactions

Additions to fixtures and equipment during the year amounting to £nil were financed by new finance leases. Additions of £0.3 million in 2004 were acquired on deferred payment terms, and were settled in the current period.

25. *Acquisition* of subsidiary undertakings

The Fiberweb Business acquired the entire share capital of Tenotex SpA and Tenotex Nonwovens SA on 27 September 2004. The directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The goodwill arising on these acquisitions was £21.6m.

	Book value	Revaluations	Adjustments to align accounting policies	Provisional fair value to Fiberweb Business
	£m	£m	£m	£m
Tangible fixed assets	18.9	—	(1.0)	17.9
Stocks	3.5	—	(0.1)	3.4
Debtors	11.7	—	(0.2)	11.5
Creditors	(11.0)	(0.1)	—	(11.1)
Taxation	(1.7)	(0.1)	—	(1.8)
Net borrowings	(8.5)	—	—	(8.5)
Net assets/(liabilities)	12.9	(0.2)	(1.3)	11.4
Goodwill				21.6
Cash consideration				33.0

Due to the proximity of the acquisition to the 2004 year end the fair value exercise had not been finalised at the balance sheet date. The fair values set out above were therefore provisional and were subject to amendment on finalisation of the fair value exercises. The adjustment to the provisional fair values disclosed in the table above amounted to £0.7 million.

The acquisitions noted above contributed £0.6 million to the Fiberweb Business' net operating cash flows, received £0.1 million in respect of net returns on investment and servicing of finance, paid £0.1 million in respect of taxation, paid £1.3 million in respect of capital expenditure and utilised £nil for investing activities for the year ended 31 December 2004.

If the combination had taken place at the beginning of the year, the operating profit for the year from acquisitions would have been £5.7 million and revenue from acquisitions would have been £51.6 million for the year ended 31 December 2004.

26. Contingent liabilities

The Fiberweb Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Fiberweb Business's financial position.

27. Related party transactions

Transactions between the Fiberweb and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Fiberweb Business and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2005	2004
	£m	£m
Short-term benefits	1.8	1.8
Post-employment benefits	0.1	0.2
Termination benefits	0.6	—
Share-based payments	0.8	0.5
	3.3	2.5

Post-employment benefits include contributions of £0.3 million (2004: £0.1 million) in relation to defined contribution schemes.

Director's emoluments

Daniel Dayan and Wim Das were, respectively, divisional Chief Executive Officer and divisional Chief Financial Officer of the business from 1 June 2005 to the present date and 27 June 2005 to 31 July 2006 respectively.

Their remuneration as divisional Directors and Non-Executive Directors of the Fiberweb Business for the period is set out below:

		Short-term benefit	Post-employment benefits	Termination benefits	Share based payment	Total
		£'000	£'000	£'000	£'000	£'000
2005						
Ross McMillan (until 23/02/05) . .	President Fiberweb	41.5	10.7	289.9	473.3	815.4
Phil Storey	VP Finance	205.5	33.1	—	91.0	329.6
Daniel Dayan (from 1/06/05) . . .	CEO Fiberweb	190.3	7.9	—	—	198.2
Wim Das (from 27/6/05) resigned 31/7/06	CFO Fiberweb	77.5	5.4	—	—	82.9
Richard Stillwell		37.5	—	—	—	37.5
Totals		552.3	57.1	289.9	564.3	1,463.6
2004						
Ross McMillan	President Fiberweb	319.8	61.2	—	283.1	664.1
Phil Storey	VP Finance	205.5	48.4	—	52.5	306.4
Richard Stillwell		37.5	—	—	—	37.5
Totals		562.8	109.6	—	335.6	1,008.0

These costs are not representative of the future directors' emoluments of the Fiberweb Business due to the appointment of new directors to the Board and renegotiation of current employment contracts. In addition, the pension and benefit schemes are to be amended and new employee share schemes adopted as described in paragraph 7 of Part 10 (Additional information) of this document.

Other related party transactions

	2005	2004
	£m	£m
Dividends to BBA Group entities	13.4	3.1
Audit fees recharged to Fiberweb Business entities by BBA Group	0.5	0.6
Insurance premiums recharged to Fiberweb Business entities by BBA Group	4.3	5.3
Net amounts due to BBA Group plc	(249.1)	(237.4)

Contributions made during the year to the BBA Income and protection plan amounted to £0.3 million (2004: £0.2 million).

During the year an entity in the Fiberweb Business rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the year amounted to £97,343 (2004: £110,991).

28. Events after the balance sheet date

On 27 January 2006, BBA Business Trust was liquidated and all of its assets were distributed up to its partners, BBA Nonwovens Washougal, Inc. and Reemay Inc. These companies passed on the loan assets and certain liabilities to BBA Industrial Textiles, which then passed them to a BBA Company which does not form part of the Fiberweb Business.

For other events after the balance sheet date, please refer to note 27 of Section 1 (IFRS Financial information and Accountants Report on the Fiberweb Business for the six months ended 30 June 2006) of this Part 8.

29. Subsidiary and associated undertakings

The following is a list of the companies forming the Fiberweb Business at 31 December 2005.

	Country of incorporation and principal operation
Bidim Industria e Comecio Ltda	Brazil
BBA Nonwovens Canada Limited	Canada
BBA (China) Airlaid Company Limited	China
Fiberweb France S.A.	France
BBA France SAS	France
BBA Nonwovens Berlin GmbH	Germany
Corovin GmbH	Germany
Linotec Development GmbH	Germany
Fiberweb Holding Deutschland GmbH (GER)	Germany
Terram Geotextilien GmbH (GER)	Germany
BBA Industrial Nonwovens GmbH	Germany
BBA Joint Venture Holdings 2 GmbH	Germany
BBA Vertiebs GmbH	Austria
BBA Nonwovens Asia Pacific Limited	Hong Kong
BBA Fiberweb Holdings Srl	Italy
BBA Fiberweb Italia SpA	Italy
Korma SpA	Italy
BBA Fiberweb Tecnofibra SpA	Italy
Tenotex SpA	Italy
Veratec de Mexico SA de CV	Mexico
BBA Non Wovens Mexico SA de CV	Mexico
Servicios Veratec SA de CV	Mexico
BBA Fiberweb Tenotex SAU	Spain
BBA Fiberweb Holdings SLU	Spain
BBA Fiberweb Holdings AB	Sweden
BBA Industrial Holdings Sweden	Sweden
BBA Fiberweb Sweden AB	Sweden
Terram Limited	Great Britain
Fiberweb Holdings Limited	Great Britain
BBA Nonwovens Simpsonville Incorporated	USA
BBA Nonwovens Washougal Incorporated	USA
Reemay Incorporated	USA
BBA Industrial Textiles Incorporated	USA
BBA China Holdings BV	Netherlands
BBA Holdings Netherlands BV	Netherlands
BBA Belgium BVBA	Belgium

Associates	% owned	
CNC International Co. Limited	50	Thailand

Joint ventures and other investments	% owned	
Coratech GmbH	25.1	Germany
Coronor Composites GmbH	50	Germany
Advanced Design Concepts GmbH	50	Germany
Saudi German Nonwoven Products Co	15	Saudi Arabia
Cordustex (Pty) Ltd	10	South Africa

3. UK GAAP financial information and Accountants' Report on the Fiberweb Business for the two years ended 31 December 2004

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

The Fiberweb Business

We report on the financial information set out in section 3 of Part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United Kingdom generally accepted accounting principles ("UK GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Fiberweb Business as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Combined profit and loss accounts

Year ended 31 December 2004

	Note	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	2004 Total	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	2003 Total
		£m	£m	£m	£m	£m	£m
Turnover							
Continuing operations		539.9	—	539.9	496.9	—	496.9
Acquisitions		12.9	—	12.9	10.3	—	10.3
	2	552.8	—	552.8	507.2	—	507.2
Discontinued operations		—	—	—	0.9	—	0.9
Turnover		552.8	—	552.8	508.1	—	508.1
Cost of sales	3	(421.8)	—	(421.8)	(381.8)	—	(381.8)
Gross profit	3	131.0	—	131.0	126.3	—	126.3
Net operating expenses	3	(83.0)	(10.7)	(93.7)	(79.2)	(17.5)	(96.7)
Operating profit							
Continuing operations		46.6	(10.4)	36.2	45.1	(17.2)	27.9
Acquisitions		1.4	(0.3)	1.1	2.0	(0.3)	1.7
Operating profit	3	48.0	(10.7)	37.3	47.1	(17.5)	29.6
Share of operating profit of associates		1.0	—	1.0	0.8	—	0.8
Total operating profit (including associates)		49.0	(10.7)	38.3	47.9	(17.5)	30.4
Loss on sale of businesses	19	—	(0.2)	(0.2)	—	(0.8)	(0.8)
Profit on ordinary activities before interest and taxation		49.0	(10.9)	38.1	47.9	(18.3)	29.6
Net interest	4	(15.7)	—	(15.7)	(11.6)	—	(11.6)
Profit on ordinary activities before taxation		33.3	(10.9)	22.4	36.3	(18.3)	18.0
Taxation on profit on ordinary activities	5	(12.9)	2.2	(10.7)	(16.5)	4.0	(12.5)
Profit on ordinary activities after taxation		20.4	(8.7)	11.7	19.8	(14.3)	5.5
Profit for the financial year		20.4	(8.7)	11.7	19.8	(14.3)	5.5
Profit for the financial year attributable to BBA interests		20.4	(8.7)	11.7	19.8	(14.3)	5.5
Dividends	24	(3.1)	—	(3.1)	(5.3)	—	(5.3)
Retained profit for the financial year transferred to invested capital		17.3	(8.7)	8.6	14.5	(14.3)	0.2

The accompanying notes are an integral part of these profit and loss accounts.

As explained in the Basis of Preparation, certain costs included in operating profit and the tax charge may not be representative of the charges to be incurred by the Fiberweb Business following the Demerger.

Combined balance sheets

31 December 2004

	Note	2004	2003
		£m	£m
Fixed assets			
Intangible assets	8	99.9	86.4
Tangible assets			
Land and buildings	9	84.8	84.0
Plant and machinery	9	337.6	362.4
Investments	10	8.0	7.5
		530.3	540.3
Current assets			
Stocks	11	78.3	53.6
Debtors due within one year	12	107.2	95.4
Cash at bank and in hand	15	28.1	45.8
		213.6	194.8
Current liabilities			
Creditors: amounts falling due within one year			
Borrowings and finance leases	15	(22.3)	(23.0)
Others	13	(94.7)	(79.1)
Net current assets		96.6	92.7
Total assets less current liabilities		626.9	633.0
Long-term liabilities			
Creditors: amounts falling due after more than one year			
Borrowings	15	(27.2)	(30.3)
Others	14	(2.4)	(2.4)
Provisions for liabilities and charges	17	(72.0)	(71.7)
Total net assets		525.3	528.6
Invested capital		525.3	528.6

The accompanying notes are an integral part of these balance sheets.

As explained in the Basis of preparation the capital structure of the Fiberweb Business will change on Demerger and therefore the amounts shown for cash at bank and in hand, bank overdraft, net current assets and deferred tax may not be representative of the amounts to be reported by the Fiberweb Business following the Demerger.

Combined cash flow statements

Year ended 31 December 2004

	Note	2004		2003	
		£m	£m	£m	£m
Operations					
Net cash inflow from operating activities	18				
Continuing operations			67.7		72.9
Acquisitions			1.2		3.8
			68.9		76.7
Discontinued operations			—		(0.1)
			68.9		76.6
Returns on investments and servicing of finance					
Interest received		1.2		1.0	
Interest paid		(1.1)		(1.0)	
Interest paid to related parties (net)		(15.2)		(10.8)	
Interest element of finance leases		(0.4)		(0.8)	
Net cash outflow from returns on investments and servicing of finance			(15.5)		(11.6)
Taxation					
UK corporation tax paid		—		—	
Overseas tax paid		(7.3)		(3.0)	
Total tax paid			(7.3)		(3.0)
Capital expenditure					
Purchase of tangible fixed assets		(21.5)		(47.2)	
Sale of tangible fixed assets		2.2		1.4	
Net cash outflow from capital expenditure			(19.3)		(45.8)
Acquisitions and disposals					
Purchase of subsidiary undertakings and businesses	19	(33.0)		(22.8)	
Net cash acquired	19	3.9		0.8	
Sale of businesses	20	—		1.2	
Cash received from acquisitions and disposals in prior years		—		0.8	
Net cash outflow from acquisitions and disposals			(29.1)		(20.0)
Dividends					
Dividends paid			(3.1)		(5.3)
Net cash outflow before management of liquid resources and financing			(5.4)		(9.1)
Management of liquid resources and financing					
Issue of shares		15.0		—	
Share Buy back		(12.7)		(29.0)	
Related Party Transactions		2.5		57.8	
Increase in borrowings and finance leases	18	(15.5)		(9.6)	
Decrease/(increase) in short-term deposits	18	0.5		(1.8)	
Net cash (outflow)/inflow from management of liquid resources and financing			(10.2)		17.4
Movement in cash					
(Decrease)/increase in cash			(15.6)		8.3
Reconciliation of net cash flow to changes in net debt					
(Decrease)/increase in cash in year	18		(15.6)		8.3
Increase in borrowings and finance leases	18		15.5		9.6
(Decrease)/increase in short-term deposits	18		(0.5)		1.8
New finance leases	18		—		(0.6)
Finance leases acquired with acquisitions	18		(1.9)		—
Borrowings acquired with acquisitions	18		(10.5)		—
Exchange adjustments	18		(0.9)		—
Movement in net debt in year			(13.9)		19.1
Net debt at beginning of year			(7.5)		(26.6)
Net debt at end of year			(21.4)		(7.5)

The accompanying notes are an integral part of this cash flow statement.

Combined statement of total recognised gains and losses

Year ended 31 December 2004

	2004	2003
	£m	£m
For the year ended 31 December 2004		
Profit for the financial year	11.7	5.5
Exchange difference on retranslation of net assets	(16.7)	(20.7)
Total recognised gains for the year	(5.0)	(15.2)

There are no material differences between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

The accompanying notes are an integral part of this statement of total recognised gains and losses.

Combined reconciliation of movements in invested capital
Year ended 31 December 2004

	2004	2003
	£m	£m
For the year ended 31 December 2004		
Profit for the financial year	11.7	5.5
Change in net investment by BBA Group	(15.0)	2.8
Net (decrease)/increase in invested capital for the year	(3.3)	8.3
Invested capital at beginning of year as previously reported	528.6	520.3
Invested capital at end of year	525.3	528.6

1. Accounting policies

The principal Fiberweb Business accounting policies are set out below and have been applied consistently throughout the current and preceding year.

Basis of preparation

Pursuant to the Demerger agreement Fiberweb plc will apply for the Ordinary Shares to be admitted to the Official List and admission to trading on the London Stock Exchange's market for listed securities.

The combined financial information has been prepared to show the performance of the companies, businesses and assets of the Fiberweb Business that will form the business carried on by the Fiberweb Group on the date of admission of the shares of Fiberweb plc to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange for the years ended 31 December 2003 and 31 December 2004 as if it had been in existence from 1 January 2003 as described below. It is based on the annual financial returns submitted to BBA for the purpose of the preparation of BBA consolidated accounts. The companies forming part of the Fiberweb Group are shown in note 25 of the financial statements. The Fiberweb Business did not constitute a statutory reporting sub-group within BBA during the reporting period.

(a) The combined financial information has been prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses of the Materials Technology Division of BBA that will form the Fiberweb Group as if they had been part of the Fiberweb Group for all periods presented.

(b) Transactions and balances between companies and businesses forming part of the Fiberweb Group have been eliminated.

(c) Invested capital represents all capital and reserves movements with BBA, and funding to and from BBA. Invested capital also includes long term group funding (see note d) and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which will be retained by BBA. When the Demerger becomes effective, invested capital will be replaced by share capital, profit and loss account and other reserves.

(d) The Fiberweb Business participates in BBA's treasury function whereby funds are loaned to and borrowed from companies and businesses within BBA Group plc in the normal course of business. Where the amounts are deemed to be as permanent as equity, these amounts have been classified as invested capital in the combined financial information. All other intercompany receivables and payables have been included in current assets and liabilities. Interest expense and income has been charged on all intercompany funding payables and receivables based on prevailing market interest rates.

Management does not believe that the amounts outstanding in respect of long term funding from BBA at 31 December 2004 and 31 December 2003 are indicative of the Fiberweb Group's financing needs on a stand-alone basis, and as such, the historical level of interest income and expense will not be representative of such amounts following the Demerger of the Fiberweb Group or of the historical amounts that may have been incurred if the Fiberweb Business had been a stand-alone entity.

(e) Transactions and balances between those companies and businesses forming part of the Fiberweb Group and those companies and businesses retained in the BBA are disclosed in note 24, Related Party Transactions.

(f) Management re-charges to the Fiberweb Business by BBA are included in the combined financial information based on the actual amounts charged or received as recorded in the historical financial returns. These corporate charges represent the charges for insurance, legal and audit fees. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

(g) Tax charges and liabilities reflect amounts charged or received as recorded in the historical financial returns, except that adjustments have been made to provide for deferred tax liabilities consequent upon the Fiberweb Group being on a stand-alone basis following the transaction. Prior to the

Demerger and in previous accounting periods, there have been various tax sharing arrangements between BBA, and those subsidiaries that will form part of the Fiberweb Group after the Demerger and other BBA subsidiaries. These arrangements have had the effect that tax charges shown in the combined financial information will not be representative of tax charges that will be incurred by the Fiberweb Group following the Demerger or of tax charges and liabilities that would have been incurred had the Fiberweb Business been a stand-alone entity.

(h) Dividends paid between companies which will form part of the Fiberweb Group have been eliminated. Dividends paid to BBA companies which will not form part of the Fiberweb Group have been treated as dividends paid to related parties.

(i) Treasury transactions relating to financial instruments such as derivatives were largely performed by BBA Group, and where a transaction directly related to a company or business forming part of the Fiberweb Business, and was already assigned to this company or business, this has been recognised in the combined financial information.

(j) Pension plans exclusively relating to companies and businesses forming part of the Fiberweb Business have been recognised in the combined financial statements as appropriate. Where a defined benefit pension plan relates to companies and businesses forming part of the Fiberweb Business and companies which do not form part of the Fiberweb Business, the assets and liabilities relating to that plan have not been recognised in the combined financial statements, and it has been accounted for as a defined contribution scheme, in accordance with the provisions of FRS 17 relating to multi-employer schemes. The level of charges relating to the retirement benefit plans recognised within the combined financial statements will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

Basis of accounting

The financial information has been prepared using the historical cost convention adjusted for the revaluation of certain fixed assets and in accordance with applicable United Kingdom accounting standards.

Basis of consolidation

The Fiberweb Business profit and loss account, balance sheet and cash flow statement incorporate the financial statements of all subsidiary undertakings for the year ended 31 December under the acquisition method of accounting.

The results of subsidiary undertakings acquired or sold are consolidated for the periods from or to the date on which control passed. Goodwill on acquisitions, being the excess of the fair value of the consideration for new interests over the fair value of net assets acquired, is capitalised and written off on a straight line basis over its useful economic life, with a maximum life of 20 years. Provision is made for any impairment. Goodwill arising on acquisitions in the year ended 31 December 1997 and earlier periods was written off to invested capital in accordance with the accounting standards then in force. As permitted by current accounting standards the goodwill previously written off to invested capital has not been reinstated in the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to invested capital is included in determining the profit or loss on disposal.

Associated undertakings are those investments other than subsidiary undertakings where the Fiberweb Business exercises a significant influence, typically through representation on the Board of Directors. The consolidated financial information includes the Fiberweb Business' share of the post-acquisition results of all such companies.

Investments

In the Fiberweb Business' financial statements, investments in associated undertakings are stated at cost plus the Fiberweb Business' share of post-acquisition results less provision for impairment. Other fixed asset investments are stated at cost less provision for impairment.

Treasury

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction unless matched by a forward contract. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results and cash flows of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations and on foreign currency borrowings or other currency instruments, to the extent that they hedge the Fiberweb Business' investment in such operations, are dealt with through reserves.

Turnover

Turnover comprises the invoiced value of sales for goods supplied by the Fiberweb Business excluding intercompany transactions, sales by associated undertakings and sales taxes.

Research and Development

Research and development expenditure is charged against income in the year in which it is incurred.

Pensions and other Post-Retirement Benefits

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over employees' working lives within the Fiberweb Business. The contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiary undertakings, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment. The FRS17 transitional disclosures have been provided.

Tangible Fixed Assets

Plant and machinery, with the exception of tooling and motor vehicles, was professionally valued at 31 December 1988 on an existing use basis. Additions after that date are stated in the balance sheet at cost. Land and buildings are stated at cost or valuation (performed in 1988). Other tangible fixed assets are stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of tangible fixed assets less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3–18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery in Note 9 of the accounts.

The revaluation reserve consists of the surpluses on the revaluation of land and buildings to their market value for existing use and on the revaluation of plant and machinery to net current replacement cost.

Finance costs which are directly attributable to the construction of major tangible fixed assets are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the profit and loss account on a straight line basis over the lives of the leases.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Provision is made for slow moving or obsolete stock as appropriate.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Deferred tax is not provided on timing differences arising from the sale or revaluation of fixed assets unless, at the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will qualify for rollover relief.

2. Segmental information

	Turnover by destination	Turnover by origin	Operating profit before goodwill amortisation and exceptional restructuring costs	Goodwill amortisation and write-downs	Exceptional items	Total operating profit	Net assets
	£m	£m	£m	£m	£m	£m	£m
By Geography							
2004							
United Kingdom	25.6	20.3	1.4	—	(0.1)	1.3	11.8
Mainland Europe	198.6	213.3	24.3	(1.0)	(1.6)	21.7	245.3
North America	281.2	274.9	17.8	(4.5)	(3.4)	9.9	290.3
Rest of World	47.4	44.3	5.5	(0.1)	—	5.4	64.3
Continuing operations	552.8	552.8	49.0	(5.6)	(5.1)	38.3	611.7
Net non-operating liabilities							(64.5)
Restructuring and discontinued operations provisions (net)							(0.5)
Net borrowings							(21.4)
							525.3
By Market							
2004							
Hygiene		368.9	25.1	(3.1)	(1.8)	20.2	460.1
Industrial		183.9	23.9	(2.5)	(3.3)	18.1	151.6
Total		552.8	49.0	(5.6)	(5.1)	38.3	611.7

Total operating profit includes the results of associated companies. The Fiberweb Business interest expense is managed centrally and is not attributable to individual markets or geographical areas.

	Turnover by destination	Turnover by origin	Operating profit before goodwill amortisation and exceptional restructuring costs	Goodwill amortisation and write-downs	Exceptional items	Total operating profit	Net assets
	£m	£m	£m	£m	£m	£m	£m
By Geography							
2003							
United Kingdom	21.9	19.7	0.6	—	—	0.6	11.2
Mainland Europe	160.2	172.3	19.7	(0.2)	(2.3)	17.2	194.1
North America	279.6	274.8	23.7	(5.0)	(9.8)	8.9	324.4
Rest of World	45.5	40.4	3.9	(0.1)	(0.1)	3.7	68.3
Continuing operations	507.2	507.2	47.9	(5.3)	(12.2)	30.4	598.0
Net non-operating liabilities							(60.8)
Restructuring and discontinued operations provisions (net)							(1.1)
Net borrowings							(7.5)
							528.6
By Market							
2003							
Hygiene		312.3	26.2	(3.7)	(7.6)	14.9	432.8
Industrial		194.9	21.7	(1.6)	(4.6)	15.5	165.2
Total		507.2	47.9	(5.3)	(12.2)	30.4	598.0

Total operating profit includes the results of associated companies. The Fiberweb Business interest expense is managed centrally and is not attributable to individual markets or geographical areas.

3. Profit and loss

	Continuing	Discontinued	2004 Total	Continuing	Discontinued	2003 Total
	£m	£m	£m	£m	£m	£m
Turnover	552.8	—	552.8	507.2	0.9	508.1
Cost of sales	(421.8)	—	(421.8)	(381.1)	(0.7)	(381.8)
Gross profit	131.0	—	131.0	126.1	0.2	126.3
Distribution costs	(44.7)	—	(44.7)	(39.4)	(0.1)	(39.5)
Administrative expenses:						
—goodwill amortisation	(5.6)	—	(5.6)	(5.3)	—	(5.3)
—exceptional costs	(5.1)	—	(5.1)	(12.2)	—	(12.2)
—other administrative expenses	(38.8)	—	(38.8)	(42.2)	(0.1)	(42.3)
Total administrative expenses	(49.5)	—	(49.5)	(59.7)	(0.1)	(59.8)
Other operating income (net)	0.5	—	0.5	2.6	—	2.6
Net operating expenses (including exceptional costs)	(93.7)	—	(93.7)	(96.5)	(0.2)	(96.7)
Operating profit	37.3	—	37.3	29.6	—	29.6
Share of operating profit of associates	1.0	—	1.0	0.8	—	0.8
Total operating profit (including associates)	38.3	—	38.3	30.4	—	30.4
Operating profit before goodwill amortisation and exceptional costs	49.0	—	49.0	47.9	—	47.9

	2004	2003
	£m	£m
Profit on ordinary activities before taxation is arrived at after charging:		
Audit fees	0.7	0.8
Research and development	7.6	5.8
Goodwill amortisation	5.6	5.3
Operating leases:		
Hire of plant and machinery	0.6	0.8
Lease rentals of land and buildings	1.8	2.9
Depreciation of tangible fixed assets:		
Owned	41.1	40.3
Leased	2.4	2.4

4. Net interest

	2004	2003
	£m	£m
Interest payable and similar charges:		
On bank loans and overdrafts	1.0	1.2
On finance leases	0.4	0.8
On related party loans	15.3	10.8
On all other borrowings	0.2	0.1
	16.9	12.9
Interest receivable	(1.2)	(1.0)
Interest capitalised	—	(0.3)
	15.7	11.6

Interest has been capitalised in the prior year using capitalisation rates in the range 1.7% to 2.8% per annum.

5. Taxation

	2004	2003
	£m	£m
United Kingdom		
Corporation tax	—	—
Deferred taxation	(0.3)	(0.3)
	(0.3)	(0.3)
Overseas		
Current tax charge	6.9	4.3
Adjustments in respect of prior years	1.1	(1.1)
Deferred taxation	2.9	9.6
	10.9	12.8
Associates and joint ventures		
Current tax charge	0.1	—
	0.1	—
Total taxation charge	10.7	12.5
Included in the total taxation charge is taxation attributable to the following items:		
Restructuring costs	(0.5)	(2.1)
Goodwill amortisation	(1.7)	(1.9)
Capitalised interest	(0.1)	—
	(2.3)	(4.0)

Corporation tax at 30% (2003: 30%) has been charged on the United Kingdom profits and taxation on overseas profits has been charged at the rates appropriate to each country.

Factors affecting the current tax charge:

	2004	2003
	£m	£m
Profit on ordinary activities before taxation	22.4	18.0
Tax at standard rate of corporation tax in UK of 30% (2003: 30%)	6.7	5.4
Permanent differences	0.8	0.3
Capital allowances in excess of depreciation	(4.1)	(6.9)
Current tax benefit transferred to companies within BBA Group plc	2.4	5.2
Adjustments in respect of prior years	1.1	(1.1)
Other, including tax rate differences and other timing differences	1.2	0.3
Current tax charge for the year	8.1	3.2

The total tax charge for each year appears high because the Fiberweb Business has transferred the benefit of tax losses to companies within the BBA Group. It is not anticipated that the tax rate will remain at such a high level in future periods.

	2004	2003
	£m	£m
Deferred taxation		
Recognised in provisions for liabilities and charges:		
Arising from accelerated capital allowances	(58.8)	(59.5)
Other timing differences	1.4	3.4
Total deferred taxation (note 17)	(57.4)	(56.1)

Deferred taxation is calculated using a United Kingdom corporation tax rate of 30% (2003: 30%) and the rates appropriate to each overseas company.

There are net deferred tax assets of £8.7m (2003: £9.3m) which have not been recognised on the basis that their future economic benefit is uncertain.

6. Earnings per share

Earnings	2004	2003
	£m	£m
Basic:		
Earnings		
Basic earnings attributable to ordinary shareholders	8.6	0.2
Goodwill amortisation and exceptional items (net of tax)	8.7	14.3
Adjusted earnings	17.3	14.5
Number of shares*		
Weighted average number of 25p ordinary shares:		
For basic earnings per share	122.6	122.6
Earnings per share		
Basic:		
Adjusted	14.1p	11.8p
Unadjusted	7.0p	0.2p

* The number of shares is the estimated number of shares to be issued upon Demerger of the Fiberweb Business.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non-recurring items because the Directors consider that this gives a better indication of underlying performance.

7. Employees

	2004	2003
	Number	Number
Average monthly number (including Executive Directors)		
By market		
Hygiene	1,851	1,778
Industrial	1,081	1,158
	2,932	2,936
By region		
United Kingdom	75	73
Mainland Europe	1,065	1,001
North America	1,447	1,528
Rest of World	345	334
	2,932	2,936

	£m	£m
Employment costs		
Wages and salaries	82.2	80.4
Social security costs	14.9	13.8
Pension costs	4.0	3.5
	101.1	97.7

8. Intangible assets

	Goodwill 2004	Goodwill 2003
	£m	£m
Cost		
Beginning of year	109.2	100.4
Exchange adjustments	(3.6)	(6.0)
Acquisitions	21.6	15.0
Disposals	—	(1.1)
Acquisitions in prior years	(0.1)	0.9
End of year	127.1	109.2
Accumulated amortisation		
Beginning of year	(22.8)	(18.8)
Exchange adjustments	1.2	1.2
Provided during the year	(5.6)	(5.3)
Disposals	—	0.1
End of year	(27.2)	(22.8)
Net book value at end of year	99.9	86.4

9. Tangible fixed assets

	2004		2003	
	Land and buildings	Plant and machinery	Land and buildings	Plant and machinery
	£m	£m	£m	£m
Cost or valuation				
Beginning of year	107.8	560.1	106.5	541.1
Exchange adjustments	(2.8)	(15.9)	(1.7)	(15.1)
Transfers to stock	—	(3.6)	—	—
Acquisition of businesses	5.6	12.3	—	6.0
Additions	2.8	19.2	3.3	35.4
Disposals	(1.5)	(5.8)	(0.3)	(3.4)
Asset write downs	—	(4.5)	—	(3.9)
End of year	111.9	561.8	107.8	560.1
At cost	111.0	556.9	106.9	555.2
At valuation 1988	0.9	4.9	0.9	4.9
	111.9	561.8	107.8	560.1
Accumulated depreciation				
Beginning of year	23.8	197.7	20.8	164.7
Exchange adjustments	(0.7)	(5.0)	(0.8)	(3.0)
Provided during the year	4.0	39.5	3.8	38.9
Disposals	—	(5.7)	—	(1.5)
Asset write downs	—	(2.3)	—	1.4
End of year	27.1	224.2	23.8	197.7
Net book value end of year				
Owned assets	67.0	311.7	68.7	335.1
Leased assets	17.8	25.9	15.3	27.3
	84.8	337.6	84.0	362.4

Interest capitalised in the year, net of tax relief, included in the cost of tangible fixed assets amounts to £nil (2003: £0.9 million).

	2004	2003
	£m	£m
Land and buildings		
Freehold	67.0	68.7
Short leasehold	17.8	15.3
	84.8	84.0
Value of land included above not subject to depreciation	1.4	7.5
Capital commitments		
Capital expenditure contracted for but not provided for	0.7	0.1
	0.7	0.1

10. Fixed asset investments

	2004	2003
	£m	£m
Associated undertakings		
Cost of shares and accumulated reserves		
Beginning of year	7.5	6.3
Exchange adjustments	0.1	0.5
Retained profit	0.4	0.7
	8.0	7.5
Total		
Fixed asset investments	8.0	7.5

The names and interests in associated undertakings are shown in note 25. None of the investments in associated undertakings are listed on a recognised exchange. The net book value of associated undertakings at 31 December 2004 comprises cost of £5.7m (2003: £5.7m) and accumulated reserves of £2.3m (2003: £1.8m). Retained profit from associated undertakings of £0.4m (2003: £0.7m) represents the Fiberweb Business' share of operating profit of £1.0m (2003: £0.8m) less taxation and interest of £0.6m (2003: £0.1m) and dividends of £nil (2003: £nil).

11. Stocks

	2004	2003
	£m	£m
Raw materials	32.0	13.6
Work in progress	3.2	4.0
Finished goods	43.1	36.0
	78.3	53.6

There is no material difference between the balance sheet value of stocks and their replacement cost.

12. Debtors

	2004	2003
	£m	£m
Trade debtors	90.8	81.2
Taxation recoverable	2.8	2.6
Other debtors, prepayments and accrued income	13.3	11.3
Debtors due within one year	106.9	95.1
Debtors due after one year	0.3	0.3
	107.2	95.4

13. Creditors: amounts falling due within one year

	2004 £m	2003 £m
Borrowings (note 15)		
Loans other than from banks	0.7	0.2
Bank loans and overdrafts	19.1	15.4
Obligations under finance leases	2.5	7.4
	22.3	23.0
Others		
Trade creditors	60.8	48.9
Corporate Tax		
—United Kingdom	—	—
—Overseas	9.8	7.3
Other taxation and social security	2.8	—
Other creditors	13.3	11.9
Accruals and deferred income	8.0	11.0
	94.7	79.1

14. Creditors: amounts falling due after more than one year

	2004 £m	2003 £m
Borrowings (note 15)		
Loans other than from banks	3.0	0.1
Bank loans	14.8	19.8
Obligations under finance leases	9.4	10.4
	27.2	30.3
Others		
Other creditors	2.4	2.4
	29.6	32.7

15. Borrowings

	2004	2003
	£m	£m
Borrowings summary		
Long-term loans		
Repayable after five years	0.2	1.0
Medium-term loans		
Repayable between two and five years	11.0	11.6
Repayable between one and two years	6.6	7.3
Finance leases		
Repayable after five years	—	2.0
Repayable between two and five years	7.0	5.6
Repayable between one and two years	2.4	2.8
	27.2	30.3
Short-term		
Overdrafts, borrowings and finance leases repayable within one year	22.3	23.0
Total borrowings and finance leases	49.5	53.3
Cash at bank and in hand	(28.1)	(45.8)
Net borrowings and finance leases	21.4	7.5
Of the borrowings repayable after five years the following are:		
Instalments falling due after five years	0.1	1.0
Borrowings analysis:		
Secured		
Currencies other than sterling		
Mortgage loans repayable over periods varying from one to two years and at interest rates from 3.25% to 6.0%.	2.2	0.8
Finance leases	11.9	17.8
	14.1	18.6
Unsecured		
Bank loans and overdrafts		
Sterling	1.5	—
US dollar	14.2	20.7
Euro	19.7	13.8
Canadian dollar	—	0.2
Total borrowings and finance leases	49.5	53.3
Cash at bank and in hand	(28.1)	(45.8)
Net borrowings and finance leases	21.4	7.5

The interest rates on unsecured loans range from 1.9% to 5.75% per annum and repayments are due at varying dates up to 2010.

	2004 £m	2003 £m
Leasing commitments		
Finance leases		
Rentals net of interest due:		
Within one year	2.5	7.4
One to two years	2.4	2.8
Two to five years	7.0	5.6
After five years	—	2.0
Obligations under finance leases	11.9	17.8
Operating leases		
Annual commitments under non-cancellable operating leases expiring:		
Plant and machinery		
Within one year	0.1	0.2
One to five years	0.1	0.2
After five years	—	0.2
	0.2	0.6
Land and buildings		
Within one year	0.6	0.2
One to five years	1.6	0.2
After five years	1.2	2.2
	3.4	2.6
Facilities		
Unutilised facilities were available to the Fiberweb Business as follows:		
Overdraft, short-term and trade bill discounting	2.9	2.5
Total unutilised facilities	2.9	2.5

The loan facilities are contractually committed by banks and other institutions; the overdraft facilities are provided by several banks and are repayable on demand.

	2004 £m	2003 £m
Contingent liabilities		
Guarantees of subsidiary undertakings' overdrafts or loans and other guarantees	5.8	0.8

16. Derivatives and other financial instruments

It should be noted that the management of the main financial risks of the Fiberweb Business was undertaken by BBA Group at the BBA Group level.

The main financial risks of the Fiberweb Business relate to funding and liquidity, interest rate fluctuations and currency exposures. The management of these risks is performed by a central Treasury department that reports directly to the BBA Group Finance Director and operates according to objectives and policies approved by the BBA Group Board. The overall policy objective is to use financial instruments to manage financial risks arising from the underlying business activities and therefore the Fiberweb Business does not undertake speculative transactions for which there is no underlying financial exposure.

Funding and liquidity: The funding and liquidity of the business was managed by BBA Group plc at the BBA Group level. The Fiberweb Business' operations are financed by a combination of retained profits, equity and borrowings, which are presented in these combined financial statements as invested capital. Borrowings are generally raised at the BBA Group level from banks and then lent on to operating subsidiaries on commercial terms.

Interest rate risk management: As noted in the basis of preparation in note 1 treasury functions were managed at a BBA Group level, and it is not possible to separately identify and allocate financial instruments used to manage the interest rate risk of the business.

Currency risk management: As noted in the basis of preparation in note 1 treasury functions were managed at the BBA Group level. Financial instruments used for the management of currency risk for the Fiberweb Business have been allocated to the business in these financial statements.

The numerical disclosures in this note deal with financial assets and liabilities as defined in Financial Reporting Standard 13—Derivatives and Other Financial Instruments: Disclosures (FRS 13). Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

After taking into account interest rate swaps and currency swaps entered into by the Fiberweb Business, the interest rate profile of the Fiberweb Business's financial liabilities at 31 December 2004 was as follows:

	Fixed rate	Floating rate	Total
	£m	£m	£m
Sterling	—	1.5	1.5
US Dollar	—	14.2	14.2
Euro	3.8	22.3	26.1
Other	—	7.7	7.7
Total financial liabilities	3.8	45.7	49.5
Of which: Total borrowings	3.8	45.7	49.5
Total financial liabilities	3.8	45.7	49.5

The profile at 31 December 2003 for comparison purposes was as follows:

	Fixed rate	Floating rate	Total
	£m	£m	£m
Sterling	—	—	—
US Dollar	—	20.7	20.7
Euro	7.7	15.9	23.6
Other	—	9.0	9.0
Total financial liabilities	7.7	45.6	53.3
Of which: Total borrowings	7.7	45.6	53.3
Total financial liabilities	7.7	45.6	53.3

Further analysis of the interest rate profile at 31 December is as follows:

	2004 Weighted average interest rate	2004 Fixed rate weighted average period for which rate is fixed	2003 Weighted average interest rate	2003 Fixed rate weighted average period for which rate is fixed
	%	Years	%	Years
Euro	2.6	1.0	4.6	1.7
Total borrowings	2.6	1.0	4.6	1.7

The interest rate on floating rate financial liabilities is linked to sterling LIBOR in the case of sterling liabilities, and the relevant currency LIBOR for currency denominated liabilities. Further details of interest rates on long-term borrowings are given in note 13.

	2004	2003
	£m	£m
The Fiberweb Business held the following financial assets:		
Sterling	0.1	5.7
US Dollar	8.5	11.3
Euro	13.0	19.9
Other	6.5	8.9
Total financial assets	28.1	45.8
Of which: Cash at bank and short-term deposits	28.1	45.8

All of the financial assets disclosed above earned interest at a floating rate. Cash at bank and short-term deposits earn interest determined with reference to the relevant money market deposit rates.

Currency exposures

The extent to which the Fiberweb Business' operating entities hold monetary assets and liabilities in currencies other than in their local currency has been reviewed. Taking into account the impact of forward currency contracts and other derivative instruments, the Fiberweb Group had no material profit and loss exposure to foreign exchange gains and losses on monetary assets and liabilities denominated in foreign currencies as at 31 December 2004.

Foreign currency contracts

At 31 December 2004, the Fiberweb Business had £8.4m (2003: £2.3m) of forward contracts to buy/sell foreign currency. The fair value of these contracts was £nil. (2003: £(0.2) million.)

Gains and losses on hedges

The Fiberweb Business enters into forward currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies immediately when those sales are transacted. Gains and losses on hedges are not recognised until the exposure that is being hedged is itself recognised.

The table below sets out unrecognised gains and losses in respect of hedges at the beginning and end of the year:

	£m
Net losses on hedges at 1 January 2004	(0.2)
Net losses arising in previous years included in 2004 results	0.2
Net losses arising in previous years and not included in 2004 results	—
Net gains on hedges at 31 December 2004	—

Maturity of financial liabilities

The maturity profile of the Fiberweb Business's financial liabilities at 31 December was as follows:

	2004	2003
	£m	£m
In one year or less	22.5	22.9
In more than one year but not more than two years	9.0	10.2
In more than two years but not more than five years	17.9	17.2
In more than five years	0.1	3.0
	49.5	53.3

Borrowing facilities

The Fiberweb Business had undrawn committed facilities at 31 December, in respect of which all conditions precedent have been met, as follows:

	2004	2003
	£m	£m
Expiring in one year or less	2.9	2.5

Fair values

Set out below is a comparison by category of book values and fair values of the Fiberweb Business' financial assets and liabilities at 31 December.

Primary financial instruments held or issued to finance the Fiberweb Business' operations:

	2004		2003	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Short-term financial liabilities and current proportion of long-term borrowings	(22.3)	(22.3)	(23.0)	(23.0)
Long-term borrowings	(27.2)	(27.2)	(30.3)	(30.3)
Cash deposits	28.1	28.1	45.8	45.8

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

17. Provisions for liabilities and charges

2004	Beginning of year	Exchange rate adjustments	Acquisitions/ (disposals)	Charged in year	Transferred from creditors	Utilised in year	End of year
	£m	£m	£m	£m	£m	£m	£m
Overseas pension funds	5.3	(0.3)	—	(0.1)	—	(0.2)	4.7
Restructuring provisions	0.9	(0.1)	—	—	0.5	(1.1)	0.2
Discontinued operations	0.2	—	—	0.2	—	(0.1)	0.3
Post-retirement benefits	9.2	(0.6)	—	0.8	—	—	9.4
Deferred taxation	56.1	(1.6)	0.3	2.6	—	—	57.4
	71.7	(2.6)	0.3	3.5	0.5	(1.4)	72.0

The pension and post-retirement benefit provisions arise from unfunded pension and other post-retirement benefit obligations to former employees and are expected to be payable over the remaining average service lives of employees.

2003	Beginning of year	Exchange rate adjustments	Acquisitions/ (disposals)	Charged in year	Transferred from creditors	Utilised in year	End of year
	£m	£m	£m	£m	£m	£m	£m
Overseas pension funds	1.6	0.1	—	—	3.7	(0.1)	5.3
Restructuring provisions	—	—	(0.1)	1.0	—	—	0.9
Discontinued operations	0.6	(0.1)	—	—	—	(0.3)	0.2
Post-retirement benefits	9.4	(0.9)	1.0	—	—	(0.3)	9.2
Deferred taxation	46.7	(0.8)	0.9	9.3	—	—	56.1
	58.3	(1.7)	1.8	10.3	3.7	(0.7)	71.7

The pension and post-retirement benefit provisions arise from unfunded pension and other post-retirement benefit obligations to former employees and are expected to be payable over the remaining average service lives of employees. Details of pensions and other post-retirement benefits are set out in note 21.

18. Reconciliation of operating profit to operating cash flows

	2004 £m	2003 £m
Operations		
Operating profit (after goodwill amortisation and exceptional restructuring costs)	37.3	29.6
Depreciation	43.5	42.7
Goodwill amortisation	5.6	5.3
Profit on sale of tangible fixed assets	(0.4)	(0.1)
(Increase)/decrease in stocks	(19.3)	1.9
Increase in debtors	(1.4)	(15.5)
Increase in creditors	3.7	7.1
(Decrease)/increase in restructuring provisions	(0.6)	1.0
Increase in overseas pension funds and post-retirement benefit provisions	0.5	0.6
Non-cash element of exceptional restructuring costs	—	4.0
Net cash inflow from operating activities	68.9	76.6
Net cash outflow from discontinued activities included above	—	(0.1)
Net cash inflow/(outflow) from exceptional restructuring costs included above	5.1	(12.2)

Year ended 31 December 2004

	Beginning of year £m	Cash flow £m	Acquisitions & disposals £m	Other non cash changes £m	Exchange adjustments £m	End of year £m
Analysis of net debt						
Cash	42.8	(19.5)	3.9	—	(1.6)	25.6
Term deposits	3.0	(0.5)	—	—	—	2.5
Debts due within one year	(15.6)	1.2	(1.4)	(4.1)	0.1	(19.8)
Debts due after one year	(19.9)	6.5	(9.1)	4.1	0.6	(17.8)
Finance leases	(17.8)	7.8	(1.9)	—	—	(11.9)
	(7.5)	(4.5)	(8.5)	—	(0.9)	(21.4)

Year ended 31 December 2003

	Beginning of year £m	Cash flow £m	Acquisitions & disposals £m	Other non cash changes £m	Exchange adjustments £m	End of year £m
Analysis of net debt						
Cash	34.4	7.5	0.8	—	0.1	42.8
Term deposits	1.1	1.8	—	—	0.1	3.0
Debts due within one year	(12.9)	(2.6)	—	(0.4)	0.3	(15.6)
Debts due after one year	(24.5)	3.0	—	0.4	1.2	(19.9)
Finance leases	(24.7)	9.2	—	(0.6)	(1.7)	(17.8)
	(26.6)	18.9	0.8	(0.6)	—	(7.5)

Cash at bank and in hand as disclosed on the Fiberweb Business balance sheet is the sum of cash and term deposits included within the analysis of net debt above.

19. Acquisition of subsidiary undertakings

The Fiberweb Business acquired the entire share capital of Tenotex SpA and Tenotex Nonwovens SA on 27 September 2004. The Directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The goodwill arising on these acquisitions was £21.6 million.

	Book Value	Revaluations	Adjustments to align accounting policies	Provisional Fair value to BBA Group
	£m	£m	£m	£m
Tangible fixed assets	18.9	—	(1.0)	17.9
Stocks	3.4	—	(0.1)	3.3
Debtors	11.7	—	(0.1)	11.6
Creditors	(11.0)	(0.1)	—	(11.1)
Taxation	(1.7)	(0.1)	—	(1.8)
Net borrowings	(8.5)	—	—	(8.5)
Net assets	12.8	(0.2)	(1.2)	11.4
Goodwill				21.6
Cash consideration				33.0

The acquisition noted above contributed £0.6 million to the Fiberweb Business' net operating cash flows, paid £0.1 million in respect of net returns on investment and servicing of finance, received £0.1 million in respect of taxation, paid £1.3 million in respect of capital expenditure and utilised £nil for investing activities.

The Fiberweb Business acquired the entire share capital of Tecnofibra during 2003. The goodwill arising on this acquisition was £15 million.

	Book Value	Revaluations	Provisional Fair value to BBA Group
	£m	£m	£m
Tangible fixed assets	6.0	—	6.0
Stocks	1.4	(0.2)	1.2
Debtors	8.8	(0.3)	8.5
Creditors	(8.5)	(0.2)	(8.7)
Net borrowings	0.8	—	0.8
Net assets	8.5	(0.7)	7.8
Goodwill			15.0
Cash consideration			22.8

The acquisition noted above contributed £3.0 million to the Fiberweb Business' net operating cash flows, paid £0.3 million in respect of net returns on investment and servicing of finance, paid £nil in respect of taxation, paid £0.3 million in respect of capital expenditure and utilised £nil for investing activities.

20. Disposals of subsidiary undertakings and businesses

During 2003, the Fiberweb Business sold 90% of the share capital of Cordustex Pty Ltd.

	Total
	£m
Assets disposed of	
Tangible fixed assets	0.9
Stocks	0.2
Debtors	0.2
Creditors	(0.3)
Goodwill	1.0
Net assets sold	2.0
Loss on disposal	
Discontinued operations	(0.8)
Consideration (net of costs paid)	1.2
Satisfied by	
Cash consideration	1.2
	1.2
Cash flow	
Net cash inflow from disposal of subsidiary undertakings and businesses	
Cash consideration (net of costs paid)	1.2
	1.2

Amounts included in the cash flow in respect of companies and businesses sold during the year

In 2003 this company contributed £nil to the Fiberweb Business' net operating cash flows, £nil in respect of investments and servicing of finance, £nil in respect of taxation and spent £nil on capital expenditure.

The turnover of the company sold during 2003 was £0.9 million (2002: 1.9 million). This company made a contribution to operating profit of £nil.

21. Pensions and other post-retirement benefits

The Fiberweb Business operates a number of pension plans worldwide, in addition, the Fiberweb Business participates in certain pensions schemes operated by BBA. The normal pension cost for the Fiberweb Business, including early retirement costs, was £4.0 million (2003: £3.5 million) of which £3.8 million (2003: £3.3 million) was in respect of foreign schemes. This includes £1.7 million (2003: £1.8 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Fiberweb Business' foreign pension schemes mainly relate to defined contribution schemes. There are also a number of funded final salary defined benefit pension arrangements primarily in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The total market value of the assets of the Fiberweb Businesses North American defined benefit pension schemes as at 31 December 2004 was £32.0 million (2003: £31.8 million). The aggregate value of the schemes' assets represented 61% of the liabilities for benefits that had accrued to members (2003: 60%). Included in the balance sheet (note 17) is a provision of £4.7 million (2003: £5.3 million) in relation to overseas pension schemes.

The Fiberweb Business also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries and accounted for on an accruals basis. The main assumptions used to determine these costs were a discount rate of 6.0% per annum, and an allowance for the inflation in healthcare costs of 2.7% per annum.

In accordance with FRS 17, and subject to materiality, an updated set of actuarial valuations of the Fiberweb Business's defined benefit pension schemes and healthcare plan were prepared and reviewed as at 31 December 2004. The following weighted average financial assumptions have been adopted:

	North America			Rest of World		
p.a. (%)	2004	2003	2002	2004	2003	2002
Discount rate	6.0	6.3	7.0	5.1	5.5	5.5
General pay increases	3.8	3.8	3.8	2.4	3.3	3.3
Inflation assumptions	2.8	2.8	3.0	1.5	1.7	1.7
Pension increases	—	—	—	1.0	1.5	1.5

The fair value of the assets and liabilities of the schemes and the expected return on assets at each balance sheet date were:

	North America			Rest of World			Total		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets									
Equities	16.5	14.1	15.2	0.3	0.2	0.2	16.8	14.3	15.4
Bonds	4.1	9.7	15.5	0.1	0.1	0.1	4.2	9.8	15.6
Other	11.4	8.0	0.6	—	—	—	11.4	8.0	0.6
Total market values of scheme assets	32.0	31.8	31.3	0.4	0.3	0.3	32.4	32.1	31.6
Present value of scheme liabilities	52.7	52.9	46.8	4.2	3.9	1.7	56.9	56.8	48.5
Deficit in the schemes	(20.7)	(21.1)	(15.5)	(3.8)	(3.6)	(1.4)	(24.5)	(24.7)	(16.9)
Related deferred tax asset	8.5	8.7	6.4	—	—	—	8.5	8.7	6.4
Net pension liabilities	(12.2)	(12.4)	(9.1)	(3.8)	(3.6)	(1.4)	(16.0)	(16.0)	(10.5)

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

Included within the North American deficit set out above is £0.1 million (2003: £1.4 million) relating to Canadian defined benefit schemes. This liability will be retained and settled by BBA.

Long Term Expected Return on Assets (%)	North America		
	2004	2003	2002
Equities	8.5	9.0	9.0
Bonds	5.5	5.8	6.5
Other	3.0	3.4	3.5

	North America		Rest of World		Total	
	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m
Operating Charge						
Current service cost	1.1	1.0	0.1	0.1	1.2	1.1
Curtailments/settlements	(1.0)	—	—	—	(1.0)	—
Past service cost	—	—	—	—	—	—
Total operating charge	0.1	1.0	0.1	0.1	0.2	1.1
Net Finance Charges						
Expected return on schemes' assets	2.0	2.3	—	—	2.0	2.3
Interest on pension schemes' liabilities	(3.2)	(3.3)	(0.1)	(0.1)	(3.3)	(3.4)
Net return	(1.2)	(1.0)	(0.1)	(0.1)	(1.3)	(1.1)
Actuarial Gain/(loss)						
Actual return less expected return on assets	1.3	1.8	0.1	(0.1)	1.4	1.7
Experience gains and losses on liabilities	(0.2)	0.8	(0.1)	(2.2)	(0.3)	(1.4)
Changes in assumptions	(2.3)	(5.2)	—	—	(2.3)	(5.2)
Actuarial loss	(1.2)	(2.6)	—	(2.3)	(1.2)	(4.9)
Currency translation adjustment	1.6	2.9	—	0.3	1.6	3.2
Movement in Schemes' deficit during the year						
At 1 January	(21.1)	(15.5)	(3.6)	(1.4)	(24.7)	(16.9)
Deficit in new schemes end of year	—	(4.9)	—	—	—	(4.9)
Current service cost	(1.1)	(1.0)	(0.1)	(0.1)	(1.2)	(1.1)
Contributions	1.3	1.0	—	—	1.3	1.0
Curtailments/settlements	1.0	—	—	—	1.0	—
Past service costs	—	—	—	—	—	—
Net finance expense	(1.2)	(1.0)	(0.1)	(0.1)	(1.3)	(1.1)
Actuarial loss	(1.2)	(2.6)	—	(2.3)	(1.2)	(4.9)
Currency translation adjustment	1.6	2.9	—	0.3	1.6	3.2
At 31 December	(20.7)	(21.1)	(3.8)	(3.6)	(24.5)	(24.7)

History of Experience Gains and Losses

Difference between the expected and actual return on schemes' assets

	North America		Rest of World		Total	
	2004	2003	2004	2003	2004	2003
Amount (£m)	1.3	1.8	0.1	(0.1)	1.4	1.7
Percentage of schemes assets (%)	4.1	5.7	25.0	(33.3)	4.3	5.3
Experience gains and (losses) on scheme liabilities						
Amount (£m)	(0.2)	0.8	(0.1)	(2.2)	(0.3)	(1.4)
Percentage of schemes assets (%)	(0.4)	0.0	(2.4)	(56.4)	(0.5)	(2.5)
Actuarial loss in statement of total recognised gains and losses						
Amount (£m)	(1.2)	(2.6)	—	(2.3)	(1.2)	(4.9)
Percentage of schemes assets (%)	(2.3)	(4.9)	—	(59.0)	(2.1)	(8.6)

Group Net Assets and Profit and Loss Account Reserves

	SSAP 24 (as adopted)		Under FRS 17 (for information only)	
	2004	2003	2004	2003
	£m	£m	£m	£m
Net assets excluding pension scheme assets/ (liabilities)	540.7	544.3	540.7	544.3
Net pension scheme liabilities (net of deferred tax)	(15.4)	(15.7)	(16.0)	(16.0)
Net assets including pension scheme	525.3	528.6	524.7	528.3

BBA Income and Protection Plan

The employees of the Fiberweb Business' UK operations participate in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan. The BBA Income and Protection Plan shares risks between entities in the BBA Group and Fiberweb Business. No apportionment of the assets and liabilities of this scheme has been made to the Fiberweb Business in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and therefore it is not possible to identify the Fiberweb Business' share of the underlying assets and liabilities in the scheme on a consistent and reasonable basis. The assets, liabilities, income and expenses are recognised in the financial statements of the sponsoring employer of the plan, BBA.

The charge recognised by the Fiberweb Business in the year, in respect of the BBA Income and Protection Plan, was £0.2 million (2003: £0.2 million).

The net pension liabilities of the BBA Income and Protection Plan at the balance sheet date were £33.4 million (2003: £13.4 million).

22. Contingent liabilities

The Fiberweb Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in BBA Nonwovens North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The Directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Fiberweb Business' financial position.

23. Events after the balance sheet date

On 27 January 2006, BBA Business Trust was liquidated and all of its assets were distributed up to its partners, BBA Nonwovens Washougal, Inc. and Reemay Inc. These companies passed on the loan assets and certain liabilities to BBA Industrial Textiles, which then passed them to a BBA Company which does not form part of the Fiberweb Business.

For other events after the balance sheet date, please refer to note 27 of Section 1 (IFRS Financial information and Accountants Report on the Fiberweb Business for the six months ended 30 June 2006).

24. Related party transactions

During the year, the Fiberweb Business had the following amounts due to or from companies within BBA, the immediate and ultimate parent of the Fiberweb Business.

	2004	2003
	£m	£m
Dividends to BBA Group entities	(3.1)	(5.3)
Audit fees recharged to Fiberweb Business entities by BBA	0.6	0.6
Insurance premiums recharged to Fiberweb Business entities by BBA	5.3	4.7
Net amounts due to BBA	(237.4)	(245.3)

During the year an entity in the Fiberweb Business rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the year amounted to £110,991 (2003: £113,635).

Throughout the year the Directors consider BBA to be the ultimate controlling party of the Fiberweb Business.

Key management personnel

Ross McMillan, Chief Executive and Phil Storey, Finance Director were, respectively, divisional Chief Executive and divisional Finance Director of the Fiberweb Business from 1 September 2001 to 24 February 2005 and 1 September 2001 to 5 January 2006 respectively.

Their remuneration as divisional Directors of the Fiberweb Business for the period is set out below.

		Short-term payment	Post-employment benefits	Termination benefits	Total
		£000	£000	£000	£000
2004					
Ross McMillan	President Fiberweb	319.8	61.2	—	381.0
Phil Storey	VP Finance	205.5	48.4	—	253.9
Richard Stillwell		37.5	—	—	37.5
Total		562.8	109.6	—	672.4
2003					
Ross McMillan	President Fiberweb	350.0	—	—	350.0
Phil Storey	VP Finance	367.1	42.8	—	409.9
Richard Stillwell		33.0	—	—	33.0
Total		750.1	42.8	—	792.9

These costs are not representative of the future directors' emoluments of the Business due to the appointment of new directors to the Fiberweb Board and renegotiation of current employment contracts. In addition, the pension and benefit schemes are to be amended and new employee share schemes adopted as set out in paragraph 7 of Part 10 (Additional information) of this document.

25. Subsidiary and associated undertakings

The following is a list of the companies forming the Fiberweb Business at 31 December 2004.

	Country of incorporation and principal operation
Bidim Industria e Comecio Ltda.	Brazil
BBA Nonwovens Canada Limited	Canada
BBA (China) Airlaid Company Limited	China
Fiberweb France S.A.	France
BBA France SAS	France
BBA Nonwovens Berlin GmbH	Germany
Corovin GmbH	Germany
Linotec Development GmbH	Germany
Fiberweb Holding Deutschland GmBH (GER)	Germany
Terram Geotextilien GmBH (GER)	Germany
BBA Industrial Nonwovens GmBH	Germany
BBA Joint Venture Holdings 2 GmBH	Germany
BBA Nonwovens Asia Pacific Limited	Hong Kong
BBA Nonwovens Asia Pacific AG	Switzerland
BBA Fiberweb Holdings Srl	Italy
BBA Fiberweb Italia SpA	Italy
Korma SpA	Italy
BBA Fiberweb Tecnofibra SpA	Italy
Tenotex SpA	Italy
Veratec de Mexico SA de CV	Mexico
BBA Non Wovens Mexico SA de CV	Mexico
Servicios Veratec SA de CV	Mexico
BBA Fiberweb Tenotex SAU	Spain
BBA Fiberweb Holdings SLU	Spain
BBA Fiberweb Holdings AB	Sweden
BBA Industrial Holdings Sweden	Sweden
BBA Fiberweb Sweden AB	Sweden
Terram Limited	United Kingdom
Fiberweb Holdings Limited	United Kingdom
BBA Nonwovens Simpsonville Incorporated	USA
BBA Nonwovens Washougal Incorporated	USA
Reemay Incorporated	USA
BBA Industrial Textiles Incorporated	USA
BBA China Holdings BV	Netherlands
BBA Holdings Netherlands BV	Netherlands
BBA Belgium BVBA	Belgium

Associates	% owned	
CNC International Co. Limited	50	Thailand

Joint Ventures and other investments	% owned	
BCA Vertriebs GmBH	25.1	Austria
Coratech GmBH	25.1	Germany
Coronor Composites GmBH	50	Germany
Advanced Design Concepts GmBH	50	Germany
Saudi German Nonwoven Products Co	15	Saudi Arabia
Cordustex (Pty) Ltd	10	South Africa

4. UK GAAP financial information and Accountants' Report on Fiberweb plc for the period from the date of incorporation on 22 January 2006 to 30 June 2006

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond on Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

Fiberweb plc

We report on the financial information set out in section 4 of part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in Note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United Kingdom Generally accepted accounting principles ("UK GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Company as at the date stated and of its cashflows for the period then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Fiberweb plc UK GAAP financial information for the period from the date of incorporation on 22 January 2006 to 30 June 2006

BALANCE SHEET

	Note	30 June 2006
		£
Fixed assets		
Investments	2	2
Net assets		2
Capital and reserves		
Called up equity share capital	3	2
Equity shareholder's funds	4	2

CASH FLOW STATEMENT

	Note	Period ended 30 June 2006
		£
Acquisitions and disposals		
Payments to acquire subsidiary undertaking	2	(2)
Financing		
Issue of shares	3	2
Movement in cash		—

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Period ended 30 June 2006
	£
Increase in cash	—
Net cash at the end of the period	—

NOTES TO THE FINANCIAL INFORMATION

1. ACCOUNTING POLICES

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

2. INVESTMENTS

	30 June 2006
	£
Balance as at incorporation	—
Additions	2
Balance as at 30 June 2006	2

	Business Activity	Place of incorporation and operation	% of ordinary share capital owned by the Company
Fiberweb Holdings Limited	Holding company	Great Britain	100%

3. SHARE CAPITAL

The authorised share capital of the Company as at 30 June 2006 was £100 divided into 100 ordinary shares of £1 each.

On incorporation, 22 January 2006, 2 ordinary shares of £1 each were issued.

4. EQUITY SHAREHOLDERS' FUNDS

	£
Balance as at incorporation	—
Issue of share capital on incorporation	2
Balance as at 30 June 2006	2

No material contracts or transactions have been entered into, save those detailed in note 5 below. The Company has not traded during the period and has made neither profit or loss nor any other recognised gains or loss in the period. Accordingly no profit and loss account or statement of total recognised gains and losses is presented. No dividends have been declared or paid.

5. SUBSEQUENT EVENTS

On 14 July 2006 the Company purchased 100% of the ordinary share capital of Fiberweb (US) Holdings Limited for £2.

On 7 September 2006 the authorised share capital of the Company was increased by £9,999,900 beyond the registered share capital by the creation of 199,998,000 ordinary shares of 5 pence each.

On 7 September 2006, the Company issued 100 ordinary shares of 5 pence for £200.

On 7 September 2006 the Company allotted 5,588,944 5 pence ordinary shares in consideration for the purchase of 100% of the ordinary share capital of Terram Limited.

On 7 September 2006 the Company subscribed for 98 ordinary shares in Fiberweb Holdings limited for a consideration of £98.

On 7 September 2006 the Company subscribed for 98 ordinary shares in Fiberweb (US) Holdings Limited for a consideration of £98.

On 18 September 2006 the Company was re-registered as a public limited company.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited pro forma consolidated statement of net assets of Fiberweb as at 30 June 2006

The following unaudited pro forma statement of net assets (the "Pro forma Financial Information") has been prepared to show the effect of the Demerger on the combined net assets of Fiberweb as if the Demerger had occurred on 30 June 2006.

The Pro forma Financial Information has been prepared for illustrative purposes only and in accordance with Annex II of the Prospectus Directive Regulation. Due to its nature the Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent Fiberweb's actual financial position or result.

	Fiberweb plc As at 30 June 2006	Adjustments			Pro forma New Fiberweb Group
		Demerger of Fiberweb[(1)]	Debt allocation[(2)]	Other adjustments[(3)]	
	£m	£m	£m	£m	£m
Non-current assets					
Goodwill and intangible assets	—	100.6	—	—	100.6
Property, plant and equipment	—	349.7	—	—	349.7
Interests in associates	—	8.8	—	—	8.8
Trade and other receivables	—	0.2	—	—	0.2
	—	459.3	—	—	459.3
Current assets					
Inventories	—	83.2	—	—	83.2
Trade and other receivables	—	107.4	—	—	107.4
Cash and cash equivalents	—	22.1	—	—	22.1
Tax recoverable	—	0.3	—	—	0.3
	—	213.0	—	—	213.0
Total assets	—	672.3	—	—	672.3
Current liabilities					
Trade and other payables	—	(79.8)	—	—	(79.8)
Tax liabilities	—	(7.9)	—	6.0	(1.9)
Obligations under finance leases	—	(2.3)	—	—	(2.3)
Bank overdrafts and loans	—	(9.9)	—	—	(9.9)
Provisions	—	(2.7)	—	—	(2.7)
	—	(102.6)	—	6.0	(96.6)
Net current assets	—	110.4	—	6.0	(116.4)
Non-current liabilities					
Bank loans	—	(7.1)	(171.8)	—	(178.9)
Other payables due after one year	—	(2.5)	—	—	(2.5)
Retirement benefit obligations	—	(24.5)	—	3.6	(20.9)
Obligations under finance leases	—	(5.6)	—	—	(5.6)
Deferred tax liabilities	—	(32.4)	—	—	(32.4)
Provisions	—	(6.5)	—	—	(6.5)
	—	(78.6)	(171.8)	3.6	(246.8)
Total liabilities	—	(181.2)	(171.8)	9.6	(343.4)
Net assets	—	491.1	(171.8)	9.6	328.9

The pro forma statement takes no account of trading activity or other transactions since 30 June 2005.

Notes:

(1) The Demerger of Fiberweb column shows the effect of the transfer of the Fiberweb Group to Fiberweb plc. The net assets of Fiberweb as at 30 June 2006 have been extracted without material adjustment from Part 8 of this document.

(2) This adjustment represents the sterling equivalent repayment of loans due to BBA and its subsidiaries to arrive at the sterling equivalent net debt to be allocated to Fiberweb of £171.8 million. The net debt will consist of loans of $183,118,000 converted at $1.87, €101,484,000 converted at €1.47, SEK 225,871,000 converted at SEK 13.69 and cash held of £8,870,000. Repayment will be made using funds from a new $439,500,000 committed five-year banking facility. Upon the actual Demerger, the amount of the net debt may be different to the amount shown in the pro forma statement of net assets above since the actual cash generated by Fiberweb in the period to the date of Demerger will impact the total amount of debt to be allocated to Fiberweb. The net debt to be allocated was agreed upon in consultation with BBA's advisors based upon the forecast level of debt in the combined group at Demerger and with regard to future cash flows, investment plans and Fiberweb's ability to comply with its banking covenants and to service its debt.

(3) These adjustments reflect assets and liabilities included within the balance sheet of Fiberweb which will be retained by BBA on Demerger and comprise a £6.0 million provision for various potential tax liabilities which BBA will retain; and a £3.6 million liability relating to the pension scheme liabilities of Fiberweb Canada which are to be settled by BBA.

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of
Fiberweb plc
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs,

Fiberweb plc (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Part 9 of the Prospectus dated 31 October 2006 of Fiberweb, which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 30 June 2006. This report is required by Annex II item 7 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors and proposed directors of the Company (together the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Rules.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Rules, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Rules, consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents,

considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART 10

ADDITIONAL INFORMATION

1. PERSONS RESPONSIBLE

The Company and each of the Directors, whose names and functions appear on page 19 and 164 of this document, accept responsibility for the information contained in this document.

The Company and each of the Directors declare that, having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

2. THE COMPANY

The Company was incorporated and registered in England and Wales on 22 January 2006 under the Companies Act as a private company limited by shares with the name Trushelfco (No. 3193) Limited and with registered number 5683352. By a written resolution passed on 8 March 2006, the Company resolved to change its name to Fiberweb Limited. Further, by a written resolution passed on 14 September 2006, the Company resolved to re-register as a public limited company and change its name to Fiberweb plc. On 18 September 2006, the re-registration and change of name became effective.

The registered office and head office of the Company is 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW and its telephone number is 020 8439 8310.

The principal legislation under which the Company operates is the Act and regulations made thereunder.

The business of the Company, and its principal activity, is to act as the ultimate holding company of the Group.

3. SHARE CAPITAL

3.1 The history of the Ordinary Share capital of the Company as at the date of this document is as follows:

(a) the Company was incorporated on 22 January 2006 with an authorised share capital of £2, made up of 2 Ordinary Shares with a nominal value of £1 each. As of 27 October 2006, the Company had 5,589,084 Ordinary Shares, with a nominal value of 5 pence each, in issue;

(b) by ordinary resolutions passed on 7 September 2006:

(i) each issued and each authorised but unissued ordinary share of £1 each in the capital of the Company was sub-divided into 20 ordinary shares of 5 pence each in the capital of the Company;

(ii) the authorised share capital of the Company was increased from £100 to £10,000,000 by the creation of an additional 199,998,000 Ordinary Shares of 5 pence each;

(iii) the Directors were generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to allot relevant securities (as defined in section 80(2) of the Companies Act) up to an aggregate nominal amount of £7,999,998 with such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred had not expired;

(c) by ordinary and special resolutions passed on 14 September 2006:

(i) the Fiberweb Articles (as summarised in paragraph 9 of this Part 10) were adopted;

(ii) the Directors were generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash pursuant to the authority referred to in paragraph 3.1(b)(iii) of this Part 10 as if section 89(1) of the Companies Act did not apply to any such allotment,

provided that this power shall expire at the earlier of 8.00 a.m. on the date of Admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities or 5.30 p.m. on 31 December 2006.

(d) by a special resolution passed on 26 October 2006, the Directors were generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash pursuant to the authority referred to in paragraph 3.1(b)(iii) of the Part 10 as if section 89(1) of the Companies Act did not apply to any such allotment, provided that:

(i) this power shall expire at the same time as the authority referred to in paragraph 3.1(b)(iii) of this Part 10; and

(ii) the maximum number of Ordinary Shares to which this resolution applies are such number of Ordinary Shares having an aggregate nominal value of £305,475, being approximately 5% of the issued share capital of the Company as at Admission.

(e) by ordinary resolution passed on 26 October 2006 and subject to and conditional upon Admission, the Company was generally and unconditionally authorised for the purpose of section 166 of the Companies Act to make one or more market purchases (within the meaning of section 163(3) of the Companies Act) on the London Stock Exchange of Ordinary Shares provided that:

(i) the maximum aggregate number of Ordinary Shares authorised to be purchased is 12,231,253;

(ii) the minimum price which may be paid for the Ordinary Shares is five pence per share (exclusive of expenses);

(iii) the maximum price (exclusive of expenses) which may be paid for Ordinary Shares is the higher of (a) not more than 5% above the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five Business Days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and (b) the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out;

(iv) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 25 April 2008, save that the Company may make a contract or contracts to purchase Ordinary Shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

3.2 At completion of the Demerger, BBA will transfer the Ordinary Shares which it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of one Fiberweb Share for every four BBA Ordinary Shares held at the Demerger Record Time.

3.3 The Company's authorised share capital as at 27 October 2006, the latest practicable date prior to the publication of this document, was £10,000,000 comprising 200,000,000 Ordinary Shares of nominal value 5 pence each. The Company's issued and fully paid up share capital as at that date was 5,589,084 Ordinary Shares. Immediately following Admission, it is expected that the Company's issued share capital will be approximately 122,625,000 Ordinary Shares. This is based on the number of BBA Ordinary Shares in issue on 27 October 2006 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional BBA Ordinary Shares that may be issued prior to the Demerger Record Time.

3.4 Immediately prior to Admission, up to 122,625,000 Ordinary Shares will be distributed pursuant to the Demerger. The Company's authorised and issued share capital on and following Admission will be:

	Authorised share capital		Issued and fully paid share capital	
On Admission[(1)]	**Number**	**Aggregate nominal amount**	**Number**	**Aggregate nominal amount**
Ordinary Shares	200,000,000	£10,000,000	122,625,000	£6,131,250

(1) The above figures are based on the number of BBA Ordinary Shares in issue on 27 October 2006 plus an estimate of the maximum number of additional BBA Ordinary Shares that may be issued prior to the Demerger Record Time.

4. DIRECTORS AND SENIOR MANAGEMENT

4.1 Details of Directors

The Directors and Senior Managers of the Company and their functions are set out below:

Board of Directors

Name	Age	Position	Year first joined the Group
Malcolm Coster	62	Non-Executive Chairman	2006
Daniel Dayan	42	Chief Executive Officer	2005
Simon Bowles	49	Chief Financial Officer	2006
Peter Hickman	43	Non-Executive Director	2006
Richard Stillwell	57	Non-Executive Director	2006
Brian Taylorson	50	Non-Executive Director	2006

Senior Managers

Name	Age	Position	Year first joined the Group
Derek Anderson	43	President US Industrial Division	2000
Bridget Bradshaw	37	Head of HR and Change	2005
Derek Chan	45	President Asia	2006
Gianluigi Fornoni	54	President Europe	1990
Carsten Heldmann..............	41	Head of Research and Development	2005
David Rousse	53	President US Hygiene Division	2005

Malcolm Coster (Non-Executive Chairman)

Mr Coster joined the Fiberweb Group as Non-Executive Chairman in June 2006. He has over 20 years experience in senior positions in manufacturing and technology services companies. He has been Chairman of MTL Instruments Group plc since 1998 and was a Non-Executive Director of British Technology Group plc until July 2006. He also serves as a Non-Executive Director of the Performing Right Society, Limited, Chairman of DMW Group (a technology consultancy) and a member of the International Advisory Board of Moore, Clayton & Co., an international financial advisory group. Prior to these roles, he was President of Europe, Middle East and Africa for UNISYS Corporation, and also Chairman of UNISYS Limited, from 1994 to 1997 and a member of the board and an executive partner in Coopers & Lybrand from 1986 to 1994. Mr Coster has a degree in mathematics from Kings College, London and is a qualified Chartered Engineer.

Daniel Dayan (Chief Executive Officer)

Mr Dayan joined the Fiberweb Group in June 2005 as its Chief Executive Officer. Mr Dayan was previously employed by Novar plc from 1994 until March 2005 and in that time served as Commercial Director of a subsidiary in Germany, as Head of Corporate Development, Managing Director of MK Electric and finally as a Director of Novar plc and as Chief Executive Officer of

Novar's largest division, Intelligent Building Systems. Prior to Novar, he worked at Arthur D. Little, a management consultancy and as an engineering and production manager at Imperial Chemical Industries plc ("ICI"). Mr Dayan has a degree in engineering from Cambridge University and is a Chartered Mechanical Engineer.

Simon Bowles (Chief Financial Officer)

Mr Bowles joined the Fiberweb Group in July 2006 as its Chief Financial Officer. Mr Bowles was previously employed by RAC plc as Deputy Group Finance Director from 2002 until 2005. Prior to this, he was employed from 1986 to 2001 by The BOC Group plc in a number of senior financial roles. Mr Bowles has an MA in economics from Trinity College, Dublin and is a qualified Chartered Accountant and corporate treasurer.

Peter Hickman (Non-Executive Director)

Mr Hickman joined the Fiberweb Group as a Non-Executive Director in August 2006 and will be Chairman of the audit committee with effect from Demerger. Mr Hickman is currently the director, group finance for HBOS plc where he is responsible for the group's financial reporting, strategic planning and tax affairs. Prior to joining HBOS plc, Mr Hickman was a partner at Ernst & Young LLP having worked there since 1985. Mr. Hickman has an MA in engineering from Cambridge University and is a qualified Chartered Accountant.

Richard Stillwell (Non-Executive Director)

Mr Stillwell joined the Fiberweb Group as a Non-Executive Director in August 2006. Mr Stillwell has been a Non-Executive Director of BBA since March 1998 and it is expected that he will resign from that position at the close of business on 31 October 2006. A practising barrister, he is also a Non-Executive Director of Penna Consulting plc and St. Ives plc. Until August 2000, he was Executive Vice-President Industrial Specialities at ICI, where he had held various posts since 1974. Mr Stillwell will be appointed as the senior independent director and will be Chairman of the Remuneration Committee.

Brian Taylorson (Non-Executive Director)

Mr Taylorson joined the Fiberweb Group as a Non-Executive Director in September 2006. Since April 2003, Mr Taylorson has been Finance Director of Elementis plc, a global specialty chemicals company. Prior to joining Elementis in April 2002, Mr Taylorson was Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he had held a number of positions in finance since 1983. Mr Taylorson has an engineering degree from Cambridge University and is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Derek Anderson (President, Americas Industrial)

Mr Anderson joined the Fiberweb Group in August 2000 and has been president of Fiberweb's US industrial division since 2005. Mr Anderson has held a number of roles in Fiberweb including vice-president of sales and marketing for protective fabrics and hygiene and medical and supply chain director. Prior to joining Fiberweb, Mr Anderson has 20 years of manufacturing experience with ICI where he held various roles including positions relating to supply chain, plant management and sales and marketing. He holds an engineering degree from Heriot-Watt University

Bridget Bradshaw (Head of HR and Change)

Ms Bradshaw joined the Fiberweb Group in August 2005 and is currently head of human resources and change. Prior to joining Fiberweb, Ms Bradshaw held various engineering and operations roles with CarnaudMetalbox Engineering and Novar plc in UK, Europe and Asia. Ms Bradshaw has masters degrees in engineering and organisational behaviour and is a qualified Chartered Engineer.

Derek Chan (President, Asia)

Mr Chan joined the Fiberweb Group in September 2006 as President of Fiberweb Asia. Mr Chan has over 20 years previous experience in the chemical and fibers industries. Previously, Mr Chan has held positions with ICI, Allied Signal, Inc, Rexam PLC and Rhodia. Prior to joining Fiberweb,

Mr Chan's last role was managing director, Asia for Rhodia's Polyanide Fibers and Intermediates business. He holds a chemical engineering degree from UMIST.

Gianluigi Fornoni (President, Europe)

Mr Fornoni joined the Fiberweb Group in 1990 following BBA's takeover of Neuberger and is currently President of Fiberweb Europe. Mr Fornoni has held a number of roles within the Fiberweb Business including managing director of southern Europe. Mr Fornoni has held a number of engineering and general management roles in the chemical industry and holds a degree in chemical engineering from the University of Milan.

Carsten Heldmann (Head of Research and Development)

Mr Heldmann joined the Fiberweb Group in June 2005 and is currently the head of Research and Development. Mr Heldmann has a degree and doctorate in Polymer Chemistry and has studied at Bochum University and Cambridge University. Mr Heldmann has 10 years of post-doctoral experience in technical development and strategic marketing roles at Hoechst AG.

David Rousse (President, Americas Hygiene)

Mr Rousse joined the Fiberweb Group in November 2005 as President of Fiberweb's US hygiene division. Mr Rousse has over 20 years of experience in the paper and nonwovens industries with International Paper, Fibermark and Monadnock. In particular, from 1996 to 2002, Mr Rousse was divisional president and general manager of Fibermark Inc VT (a US$140 million business manufacturing speciality products in the nonwovens industry). He holds an engineering degree from Dartmouth College, NH.

The business address of each of the Directors and Bridget Bradshaw is 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW. Derek Anderson's business address is Reemay Inc., 70 Old Hickory Blvd, PO Box 511, Old Hickory, Nashville, Tennessee 37138-3651, US. Derek Chan's business address is BBA Fiberweb Asia Pacific Limited, Room 1714 China Aerospace Tower, Concordia, 1 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong. Gianluigi Fornoni's business address is BBA Fiberweb Italia SpA, Via Bologna 7 I-20060 Trezzano Rosa, Milan, Italy. Carsten Heldmann's business address is Corovin GmbH, Woltorfer Strasse 124, Postfach 1107, D31201 Peine, Germany. David Rousse's business address is BBA Fiberweb, 840 SE Main Street, Simpsonville, South Carolina 29681, US.

There are no family relationships between any of the Directors.

The names of the companies or partnerships of which the Directors and Senior Managers have been members of the administrative, management or supervising bodies or partners over the last five years (excluding the Company and its subsidiaries) are listed below:

Name	Current	Previous
Malcolm Coster . . .	Elenium Services Limited MTL Instruments Group PLC Golf Side Limited The DMW Group Limited M. C. Consultants (Cheam) Limited	BTG PLC Torotrak PLC Warp Solutions Limited Performing Right Society Limited The MCPS-PRS Alliance Limited IX Imaging PLC BTG Capital Limited
Daniel Dayan	Willow Bend Limited	Novar plc Novar ED&S Limited Novar Beteiligungsgesellschaft GmbH MK Electric Limited MK Electric Trustees Limited Ackermann Limited EGA Limited Friedland Limited Gilflex Limited Beama Installation Limited

Name	Current	Previous
Simon Bowles	None	Morgan Brown Limited Auto Windscreens Group Limited BG Nominees Limited Heidi Car (UK) Limited Heidi Finance Holdings (UK) Limited L H Mechanical Handling Limited Lex European Holdings Limited Lex Retail (Europe) Limited Lex Retail Group Limited Lex-Manutention SA VT Vehicle Solutions Limited (previously Lex Transfleet Limited) Lift Truck Distribution Limited RAC Commercial Assistance Limited RAC Construction Limited RAC Enterprises Limited RAC Holdings Limited RAC Investments Limited RAC Motoring Services RAC Recovery RAC Insurance Limited
Peter Hickman	None	None
Richard Stillwell . . .	BBA Group plc Penna Consulting PLC Gap Year Diver Limited St. Ives plc	None
Brian Taylorson . . .	Elementis Services Limited H.&C. Acquisitions Limited Agrichrome Limited Elementis plc N B Chrome Limited Elementis Dormants Limited Elementis Germany Limited Abbey Chemicals Limited Elementis Securities Limited Elementis UK Limited Elementis New Zealand Limited Elementis Australia Limited Elementis Holdings Limited Harrisons & Crosfield (PNG) Limited Elementis Group Limited Elementis Benelux Unlimited Elementis Finance (Australia) Limited Elementis Finance (Germany) Limited Elementis France SA Elementis Germany GmbH Elementis Specialities Netherlands BV Harcros Coffee Plantations Limited Kamari Limited Elementis NZ Limited Elementis Australia Pty Limited	Wilkinmark Limited W.P.R. Marks Limited Linatex Limited Linatex Rubber Limited W. Luff Limited British Chrome Limited William Geipel Limited Harrisons & Crosfield (Leasing) Limited Bergmann Limited ABM Overseas Limited Associated Chemical Companies Limited Pauls Trustees Limited Durham Raw Material Limited Nuodex Limited ABM Properties Limited The North of England Malt Roasting Company Limited Durham Chemicals Investments Limited Harcros Leasing Limited International Maltsters Limited

Name	Current	Previous
	Elementis London Limited Rheox Limited	
Derek Anderson . . .	None	None
Bridget Bradshaw . .	None	None
Derek Chan	None	Qingdao Zhongda Chemical Fiber Company Limited Yingkou Yinglong Chemical Fiber Company Limited Nylstar Hong Kong Limited
Gianluigi Fornoni . .	None	None
Carsten Heldmann .	None	None
David Rousse	None	Monadnock Paper Mills Inc.

Malcolm Coster has within the last five years served as a director of BTG Capital Limited, which was liquidated due to the solvent restructuring of its corporate group, and as a director of IX Imaging PLC, which was liquidated due to the competitive nature of the business in technology research. BTG Capital Limited did not have any outstanding debts that could not be satisfied when it was liquidated on 5 May 2006; a resolution for the winding-up of IX Imaging PLC was passed on 30 June 2003, at which time the Company had outstanding liabilities to its creditors of £2,503,015.16 which could not be satisfied. Malcolm Coster was a creditor of IX Imaging PLC and received a portion of his non-executive salary as a payment from the liquidator. Other than this, none of the Directors or Senior Manager have:

(i) any unspent convictions in relation to indictable offences or convictions in relation to fraudulent offences in the previous five years;

(ii) been declared bankrupt or been subject to any individual voluntary arrangement or been associated with any bankruptcy, receivership or liquidation in his capacity as director or senior manager for the previous five years;

(iii) been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship or employment, has been subject to a receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;

(iv) been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration, or partnership voluntary arrangement;

(v) owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at the time or within the 12 months preceding such event; or

(vi) been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authority (including recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company for the previous five years.

4.2 Remuneration and benefits

No remuneration or benefits in kind were paid to any of the Directors in the last financial year since they were renumerated by members of the BBA Post-Demerger Group. No amounts have been set aside or accrued by the issuer or its subsidiaries to provide pension, retirement or similar benefits to the Directors or the Senior Managers.

Save as set out below, none of the Directors are entitled to any benefits on termination of employment.

4.3 Directors' and other interests

4.3.1 Prior to the Demerger becoming effective, none of the Directors or other connected persons (within the meaning of section 346 of the Companies Act) will have any interest in the Ordinary Shares.

4.3.2 Immediately following the Demerger, and on Admission, the interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of Fiberweb that (a) are required to be notified by each Director pursuant to section 324 or section 328 of the Companies Act; (b) are required pursuant to section 325 of the Companies Act to be entered into the register referred to therein; or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are, based on their holdings of BBA Ordinary Shares on 27 October 2006 (being the latest practicable date prior to the publication of this document) expected to be as follows:

Director	Number of Ordinary Shares
Malcolm Coster	Nil
Daniel Dayan	Nil
Simon Bowles	Nil
Richard Stillwell	1,250
Peter Hickman	Nil
Brian Taylorson	Nil

None of the Senior Managers holds any BBA Ordinary Shares.

4.3.3 Save as disclosed in paragraph 4.3.2 above, upon Admission no Director will have any interest in any share or loan capital of the Company and there is no person to whom any capital of the Company or any member of the Group is under option or agreed unconditionally to be put under option.

4.3.4 As at the date of this document, no Director has or has had any interest in any transaction which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by any member of the Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

4.3.5 No Director or Senior Manager has any potential conflicts of interest between their duties to the Company and their private interests and/or their duties to third parties.

4.3.6 The Company is not aware of any person who, following implementation of the Demerger, directly or indirectly, acting, jointly with others or acting alone, exercises or could exercise control over the Company.

4.3.7 None of the Directors had a beneficial interest in any contract to which the Company or its subsidiaries was a party during the financial year.

4.3.8 There are no outstanding loans or guarantees granted or provided by any member of the Company to or for the benefit of any of the Directors.

4.3.9 Based on the interests in BBA of which the Company is aware as at 27 October 2006 (being the latest practicable date prior to the publication of this document) and the anticipated issued share capital of the Company upon Admission (referred to in paragraph 3 above) and assuming the Demerger becomes effective, so far as the Company is aware, no person other

than those listed below are, or will be immediately following the Demerger be directly or indirectly interested in 3% or more of the Ordinary Shares.

Shareholders	Number of Ordinary Shares	% of issued share capital
Aviva plc	15,645,162	3.195%
Barclays Bank PLC	17,990,331	3.674%
Legal & General Group plc	16,337,449	3.336%
Prudential plc	30,129,011	6.152%
Standard Life Investments	26,759,112	5.464%
Tweedy, Browne Company LLC	14,706,955	3.003%

4.3.10 None of the Company's major shareholders will have voting rights different to those of any other holder of Ordinary Shares.

5. BOARD PRACTICES

5.1 Directors' service agreements

The following Directors have entered into service agreements with Fiberweb, the main terms of which are described below:

(a) Daniel Dayan entered into a service contract with Fiberweb dated 27 October 2006. He is the Chief Executive Officer and has a current base salary of £360,000. In addition to base salary, the executive remuneration package includes an annual executive bonus scheme, long-term incentives which take the form of a long-term incentive plan and executive share options, pension and other benefits including sick pay, 25 days' holiday per annum, private medical insurance and other benefits. His executive appointment may be terminated by the Company or Mr Dayan on 12 months' notice.

(b) Simon Bowles entered into a service contract with Fiberweb dated 27 October 2006. He is the Chief Financial Officer and has a current base salary of £200,000. In addition to base salary, the executive remuneration package includes an annual executive bonus scheme, long-term incentives which take the form of a long-term incentive plan and executive share options, pension and other benefits including sick pay, 25 days' holiday per annum, private medical insurance and other benefits. His executive appointment may be terminated by the Company or Mr Bowles on 12 months' notice.

(c) In the case of each of Daniel Dayan and Simon Bowles, their service contract also provides that, in the event of termination by the Company other than for cause, the Company may elect either to make a single payment in lieu of notice (calculated as defined in the relevant service contract and including salary, bonus, benefits and incentive and share award entitlement) or to make that payment in three instalments, one of six months payment in lieu calculated as set out above, the others of three months each. The second and third instalments will be reduced to take account of any alternative employment obtained by Mr. Dayan or Mr. Bowles, as appropriate, prior to their falling due for payment.

(d) The Chairman and each of the other non-executive directors have a written letter of appointment with Fiberweb, terminable by either party with three months' notice or compensation (six months' notice or compensation in the case of the Chairman). Non-Executive Directors are appointed for an initial term of three years from the date of appointment, subject to election by shareholders at the AGM following appointment. Re-appointment for a further term is not automatic but may be made by mutual agreement, subject to continued satisfactory performance.

The Chairman will be entitled to fees at the rate of £110,000 per annum. He has agreed to invest up to £250,000 in the acquisition of Ordinary Shares on the open market within 30 days of the date of the Demerger (the "Original Shares"). Every six months for a period of three years, he will receive additional fees in the form of Ordinary Shares equal to one-sixth of his Original Shares provided that he continues his apppointment as Chairman of the Company and he retains his Original Shares and any Ordinary Shares previously awarded to him. However, the Chairman will be permitted to sell such number of the Original Shares and any additional shares awarded to him as is sufficient to

meet any liability to tax and national insurance contributions on his additional fee shares subject to a maximum of one-sixth of the value of his original investment or the value of the shares awarded for the previous six months, whichever is the greater. If the Chairman's appointment is terminated before the end of the three-year period, he will not be entitled to any Ordinary Shares in respect of any six month anniversary date that falls outside the normal six month notice period.

The mechanics for the delivery of the additional Ordinary Shares to the Chairman have been structured so that every six months the Company will make a market purchase of Ordinary Shares and will deliver such Ordinary Shares to the Chairman in satisfaction of the additional fees to which he has become entitled. The Chairman intends to retain the Original Shares and additional fee shares until the end of his term of office and a successor is appointed.

5.2 Deeds of indemnity

On 19 October 2006, the Company entered into a deed of indemnity with each of the Directors. The terms of each of these deeds are identical and reflect the statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each deed, Fiberweb undertakes to indemnify the relevant director, to the fullest extent permitted by law, against any and all liability, howsoever caused (including by that director's own negligence), suffered or incurred by that director in the course of that director acting as a director or employee of Fiberweb or any member of the Fiberweb group.

5.3 Indemnity deed poll

On 30 October 2006, the Company entered into a deed poll of indemnity in favour of the company secretary and persons discharging managerial responsibility (including Fiberweb's head of treasury, group financial controller, head of legal, US general counsel and head of corporate development) in relation to the Company. Under the terms of the deed poll, Fiberweb undertakes to indemnify the relevant individual, to the fullest extent permitted by law, against any and all liability, howsoever caused (including by that individual's own negligence), suffered or incurred by that individual in the course of that individual acting as an employee of Fiberweb or any member of the Fiberweb group.

5.4 Audit committee

The audit committee is chaired by Peter Hickman and its other members are Richard Stillwell and Brian Taylorson. The audit committee will meet not less than three times a year and meet external auditors at least twice a year. The audit committee is responsible for making recommendations to the Board on the appointment of the external auditors and their remuneration. The committee keeps under review the external auditors' independence. The committee considers the nature, scope and results of the auditors' work and will review (reserving the right to approve) the provision of non-audit services by the external auditors. The committee focuses particularly on compliance with legal and other regulatory requirements, accounting standards and ensuring that an effective system of internal financial and non-financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

5.5 Remuneration Committee

The Remuneration Committee is chaired by Richard Stillwell and its other members are Peter Hickman and Brian Taylorson. The committee will meet not less than three times a year and has responsibility for making recommendations to the Board on the Company's policy on the remuneration of the Executive Directors and other senior executives and for determining, within agreed terms of reference, specific remuneration packages for each of the Executive Directors, including pension rights, any compensation payments and the implementation of executive incentive schemes. No Director may participate in the discussion relating to their own terms and conditions of services or remuneration.

5.6 Nominations committee

The nominations committee will be chaired by Malcolm Coster and its other members will be Daniel Dayan, Richard Stillwell and Peter Hickman. The Committee will meet as required and have responsibility for identifying and nominating candidates for Board vacancies and making recommendations to the Board in relation to the appointment of the Company's executive and

non-executive directors. The Chairman may not participate in any discussion relating to the appointment of a successor to the chairmanship of the Company.

5.7 Corporate governance

The Directors are committed to the highest standards of corporate governance and consider that the Company complies with the Combined Code and best practice on all corporate governance matters.

6. SHARE OPTIONS

6.1 As at 27 October 2006, the last practicable date prior to the publication of this document, no Director had any options over BBA Ordinary Shares granted under the BBA Share Schemes.

6.2 The following is a summary of the effect of the Demerger on the treatment of existing options and/or awards held by Fiberweb employees under BBA Share Schemes after the Demerger.

6.2.1 The BBA Group 1994 and 2004 Savings-Related Share Option Schemes

For the purposes of the tax legislation under which these schemes are approved, Fiberweb and BBA will continue to be associated companies for so long as at least 50% of the shares of each company are owned by the same shareholders. During this period, Fiberweb employees can continue to participate in the schemes in relation to their existing options in the normal way. Once the companies cease to be associated, Fiberweb employees will have six months in which to exercise their options to the extent of the amounts then repayable under their savings contracts, following which their options will lapse.

As it may be difficult to establish exactly when, if ever, the two companies will cease to be associated, consideration is currently being given to offering Fiberweb employees the opportunity to receive a cash sum in consideration for the release of those options which would otherwise mature on 1 December 2008 or on 1 December 2010, based on the value of the options at the time of Demerger.

6.2.2 The BBA Group 1994 Executive Share Option Scheme

Vested options will continue to be exercisable for a period of six months after the Demerger, following which they will lapse.

The performance conditions applying to any unvested options will be measured at the time of the Demerger. To the extent to which they vest according to those conditions, they will be subject to a pro rata reduction (on a time-elapsed basis) and will be exercisable for a period of six months after the Demerger, following which they will lapse.

6.2.3 The BBA Group 1995 Executive Share Appreciation Rights Plan

All awards have vested but not all awards have been exercised. The awards may remain exercisable until the 10th anniversary of their date of grant. However, the awards will lapse (if unexercised) two years after the date on which the shareholders of BBA and Fiberweb differ by more than 50%.

6.2.4 The BBA Group 2004 Long Term Incentive Plan

(i) 2005 Conditional Share Awards

Awards will vest on the Demerger subject to a pro rata reduction (on a time-elapsed basis) and the performance conditions (measured as at the date of the Demerger). To the extent that awards vest, shares will be released to participants as soon as practical after the Demerger.

(ii) 2005 Purchased and Matching Share Awards (Deferred Bonus)

Purchased shares, which are beneficially owned by the participants, will be released as soon as practical following the Demerger. Matching shares will be pro-rated on a time-elapsed basis, will vest and be released as soon as practical following the Demerger.

(iii) 2005 Options

The performance conditions applying to any unvested options will be measured at the time of the Demerger. To the extent to which they vest according to those conditions, they will be subject to a pro rata reduction (on a time-elapsed basis) and will be exercisable for a period of six months after the Demerger, following which they will lapse.

7. EMPLOYEE SHARE SCHEMES

7.1 Introduction

Subject to the approval of BBA Shareholders, to be sought at the EGM, Fiberweb has established the following employee share schemes (the "Plans"). The Board also has authority to establish separate schemes for employees working overseas subject to certain limitations including that such schemes must operate within the limits on the number of Ordinary Shares that can be made available under the Plans and that such schemes must, so far as possible, ensure that the benefits made available to participants are no greater than those available under the Plans.

7.2 Provisions which are common to the all of the Plans

7.2.1 *Plan limits*

The Plans will be subject to the following limits:

(i) on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the Plans may not, when added to the nominal amount of Ordinary Shares allocated in the previous 10 years under all employee share schemes of the Group, exceed 10% of the then issued ordinary share capital of the Company; and

(ii) on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the Plans (other than the Fiberweb Share Incentive Plan and the Fiberweb Savings-Related Share Option Scheme) may not, when added to the nominal amount of Ordinary Shares allocated in the previous 10 years under those Plans and any other employee share scheme of the Group established for the benefit of selected employees, exceed 5% of the then issued ordinary share capital of the Company.

For these purposes, Ordinary Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of Ordinary Shares which are acquired by purchase in the market (rather than by subscription or from treasury). No account is taken of Ordinary Shares which an employee purchases at market value using his own funds.

No options or awards may be granted under any of the Plans (other than the Fiberweb Savings-Related Share Option Scheme and the Fiberweb Share Incentive Plan) after 15 November 2016.

7.2.2 *Listing*

Application will be made for admission to the Official List of Ordinary Shares issued under the Plans and for permission to trade in those Ordinary Shares. Ordinary Shares issued under the Plans will rank equally in all respects with existing Ordinary Shares except for rights attaching to Ordinary Shares by reference to a record date prior to the date of allotment. The Company will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe Ordinary Shares.

7.2.3 *Variation of capital*

In the event of a variation in the share capital of the Company or in such other circumstances as the Board or, as the case may be, the Remuneration Committee considers appropriate, it may adjust options and awards in such manner as it determines to be appropriate.

7.2.4 *Benefits non-pensionable*

Benefits under the Plans will not form part of a participant's remuneration for pension purposes.

7.2.5 *Amendments*

The Board or, as the case may be, the Remuneration Committee may make amendments to the Plans to take account of changes to any applicable legislation. The Board, or as the case may be, the Remuneration Committee may also make amendments to the Plans and to any option or award to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group including, if appropriate, setting up separate sub-plans.

Except as described above or for amendments designed to ease the administration of the Plans, to obtain or retain (where appropriate) approval of the Plans under the ITEPA or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or plan limits, the terms of options or awards, the adjustment of options or awards or the power of amendment without the prior approval of the Company in general meeting.

7.3 The Fiberweb Deferred Share Matching Plan (the "Share Matching Plan")

7.3.1 *Administration*

The Share Matching Plan will be administered by the Remuneration Committee.

7.3.2 *The sub-plans*

The Share Matching Plan is divided into two sub-plans one of which is designed to take advantage of favourable tax arrangements for participants in France and one of which is for the remainder of the participants.

7.3.3 *Eligibility*

Participants in the Share Matching Plan will be selected by the Remuneration Committee. Participants will be limited to employees (including executive directors) of the Group.

7.3.4 *Participation*

The Share Matching Plan will be operated in conjunction with the Company's annual bonus scheme. The bonuses payable under the scheme are subject to the achievement of performance measures set from year to year. Performance measures are normally related to the achievement of corporate or business unit objectives but may in addition be related to personal objectives as well.

Eligible employees will be invited to apply part of their bonus in buying Ordinary Shares. The maximum that may be invested each year will be determined by the Remuneration Committee but it may not exceed 50% of the employee's bonus (net of tax and other withholdings).

If the employee agrees to hold these Ordinary Shares (the "Deposited Shares") for a period of three years, he will be granted an award over additional Ordinary Shares. The Committee may allow an employee to buy the Deposited Shares on behalf of his spouse or civil partner or a trust of which he, his spouse or civil partner or children are beneficiaries.

7.3.5 *Awards*

Awards may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire Ordinary Shares;

(ii) a restricted award under which the Ordinary Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by the Company but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

7.3.6 *Timing*

Awards may be granted in the six weeks following the announcement of the results of the Company for any period and at other times when the Remuneration Committee considers that exceptional circumstances exist.

7.3.7 *Individual limit*

Each award will be over such number of Ordinary Shares as has a market value equal to the gross bonus used to buy the Deposited Shares. For these purposes, the market value of the Ordinary Share is the arithmetic average of the closing middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of the award.

Each award (to the extent that it vests according to the performance targets) may be adjusted at the discretion of the Remuneration Committee to reflect the dividends paid on the vested Ordinary Shares during the period starting either with the date of grant or, if the Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the Remuneration Committee may decide, either by paying an amount equal to the dividends (and the associated tax credits) paid on the vested Ordinary Shares or by assuming that the dividends (and associated tax credits) have been reinvested in purchasing additional Ordinary Shares on each dividend payment date.

7.3.8 *Performance targets*

Awards will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Remuneration Committee, materially easier or more difficult to satisfy than it was when the award was granted.

7.3.9 *Initial operation of the Share Matching Plan*

It is currently intended that up to 100 senior executives will be invited to apply up to 50% of their net bonus for the year ended 31 December 2006 in buying Ordinary Shares in return for which they will be granted an award over shares with a market value (determined as mentioned above) equal to the gross bonus. It is currently intended that the award will be subject to a performance target based on return on invested capital measured over the three financial years ending 31 December 2009; the exact target will be disclosed to shareholders prior to the grant of the awards.

7.3.10 *Vesting of awards*

A participant's award will vest, if at all, in accordance with the terms of the performance target and, in the case of a conditional award without an exercise period, the vested shares will be released to him automatically within 30 days of the release date. The release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later, the date of exercise. At the option of the Remuneration Committee, some or all of that bonus may be satisfied by the transfer of Ordinary Shares of an equivalent value.

If a participant does not retain his Deposited Shares until the release date of the related award, his award will lapse unless and to the extent that the Committee decides otherwise. A participant's Deposited Shares will cease to be subject to restrictions on the release date whether or not the related award vests.

7.3.11 *Termination of employment*

The following rules will apply if a participant ceases to be employed within the Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if a participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Remuneration Committee decides otherwise, the number of shares subject to the award will be pro-rated having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant. Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability or retirement at or after normal retirement age, the transfer outside the Group of the company or business in which the participant works and such other reasons as the Remuneration Committee may decide;

(iii) if a participant dies, the Remuneration Committee may either decide that the award will vest in full or that the award will be treated in the same way as in (ii) above;

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse; and

(v) a participant's Deposited Shares will cease to be subject to restrictions either when the related award vests or lapses.

The Remuneration Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

7.3.12 *Change of control*

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company before the release date, the performance target will be measured over the shorter period ending with the date of the relevant event (or to such other convenient date as the Remuneration Committee may decide). Unless the Remuneration Committee decides otherwise, the number of Ordinary Shares that vest will be pro-rated having regard to the time (rounded up to the next half year of the performance period) elapsed since the beginning of the performance period or the date of grant. In these events, the participant's Deposited Shares will cease to be subject to restrictions.

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in the Company immediately before the change of control, the Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

7.4 The Fiberweb Long-term Incentive Plan (the "LTIP")

7.4.1 *Administration*

The LTIP will be administered by the Remuneration Committee.

7.4.2 *The sub-plans*

The LTIP is divided into two sub-plans one of which is designed to take advantage of favourable tax arrangements for participants in France and one of which is for the remainder of the participants.

7.4.3 *Eligibility*

Participants in the LTIP will be selected by the Remuneration Committee. Participants will be limited to employees (including executive directors) of the Group.

7.4.4 *Awards*

Awards may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire Ordinary Shares;

(ii) a restricted award under which the Ordinary Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of Ordinary Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by the Company but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

7.4.5 *Timing*

First grant of awards will be made in the six weeks following Admission. Thereafter, awards may be granted in the six weeks following the announcement of the results of the Company for any period, when or shortly after an individual first becomes eligible to receive an award or is promoted and at other times when the Remuneration Committee considers that exceptional circumstances exist.

7.4.6 *Individual limit*

The maximum number of Ordinary Shares over which awards may be granted to an employee in the same financial year of the Company will normally be limited to Ordinary Shares having a market value not exceeding 100% of his annual pay; in exceptional circumstances (including the first grant at the time of the Admission), the Remuneration Committee may increase this to 200%. For these purposes, the market value of an Ordinary Share is the arithmetic average of the closing middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of the award.

Other than in exceptional circumstances, an employee may not receive both an award under the LTIP and an option under the ESOP in the same calendar year.

Each award (to the extent that it vests according to the performance targets) may be adjusted at the discretion of the Remuneration Committee to reflect the dividends paid on the vested Ordinary Shares during the period starting either with the date of grant or, if the Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the Remuneration Committee may decide, by paying an amount equal to the dividends (and the associated tax credits) paid on the vested Ordinary Shares or delivering shares with an equivalent value or by assuming that those dividends have been reinvested in purchasing additional Ordinary Shares on each dividend payment date.

7.4.7 *Performance targets*

Awards will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years (or in the case of some of the awards granted at the time of the Demerger, not less than two years). The targets will be measured on one occasion only; there will be no re-testing.

The Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Remuneration Committee, materially easier or more difficult to satisfy than it was when the award was granted.

7.4.8 ***Initial operation of the LTIP***

Following the Demerger it is proposed to make "normal" awards with a value of up to 80% of base salary to certain senior executives (approximately 30 in number). These "normal" awards will vest not earlier than three years after grant, subject to the achievement of the performance conditions described below.

No long term incentive awards have been made to BBA (and as a consequence, Fiberweb) executives in the 2006 financial year, due to the ongoing Demerger process. In order to facilitate the transition into the new arrangements and to provide an incentive to deliver strong performance during the critical period immediately post-Demerger, it is proposed to make further one-off "top-up Demerger" awards following the Demerger to the same selected executives who will receive "normal" awards plus an additional group of around 70 senior managers. These "top-up Demerger" awards will have a value equivalent to the "normal" awards granted to the relevant executives, with lower award levels to the additional group of 70. It is proposed that the "top-up Demerger" awards will vest following the announcement of the Company's results for the year ending 31 December 2008 subject to the performance conditions described below being met (i.e. broadly at the time at which awards made under normal circumstances in 2006 would have vested).

The initial "normal" and "top-up demerger" awards will be subject to both total shareholder return ("TSR") and earnings per share ("EPS") targets. One half of each award will be based the Company's TSR performance against the constituents of the FTSE SmallCap index (excluding Investment Trusts). The remaining half of each award will be subject to a sliding scale of real EPS growth targets. The performance conditions for the initial "normal" awards will be measured over three-year periods. The performance conditions for the "top-up Demerger" awards will be measured over two-year periods.

More particularly, awards will vest as follows:

Initial "normal" award

Performance condition	Proportion of award subject to relevant performance condition	How award vests
Total Shareholder Return	50%	30% of *this portion* of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a three-year performance period commencing on the date of grant*, with full vesting at upper quartile.
Earnings per Share	50%	30% of *this portion* of the award vests for annual average adjusted EPS growth over a three-year performance period of RPI plus 25%, with full vesting for RPI plus 35%**.

* The Company's "base" TSR will be calculated over the first 30 days post-Demerger.

** "base year" EPS for these purposes is the Company's adjusted EPS for the financial year ending 31/12/06.

"Top-up Demerger" award

Performance condition	Proportion of award subject to relevant performance condition	How award vests
Total Shareholder Return	50%	30% of *this portion* of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a two-year performance period commencing on the date of grant*, with full vesting at the upper quartile.
Earnings per Share	50%	30% of *this portion* of the award vests for annual average adjusted EPS growth over the two-year performance period of RPI plus 30%, with full vesting for RPI plus 50% (thereby reflecting the more pronounced EPS growth that is expected in the first two years post-demerger)**.

* The Company's "base" TSR will be calculated over the first 30 days post-Demerger.

** "base year" EPS for these purposes is the Company's adjusted EPS for the financial year ending 31/12/06.

Sliding scale straight-line vesting will occur for performance between the relevant threshold and maximum targets.

The FTSE SmallCap has been chosen for the TSR element of awards in the absence of a sufficient number of listed companies that are direct business competitors to the Company.

7.4.9 ***Vesting of awards***

A participant's award will vest, if at all, in accordance with the terms of the performance target and, in the case of a conditional award without an exercise period, the vested shares will be released to the participant automatically within 30 days of the release date. The release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later the date of exercise. At the option of the Remuneration Committee, some or all of that bonus may be satisfied by the transfer of Ordinary Shares of an equivalent value.

7.4.10 ***Termination of employment***

The following rules will apply if a participant ceases to be employed within the Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if a participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Remuneration Committee decides otherwise, the award will be reduced having regard to the time elapsed since the beginning of the performance period or the date of grant; the time elapsed will be rounded up to the next half-year of the performance period in the case of normal awards and to the next whole year

of the performance period in the case of the "top-up Demerger awards". Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability, retirement at or after normal retirement age, the transfer outside the Group of the company or business in which the participant works and such other reasons as the Remuneration Committee may decide;

(iii) if a participant dies, the Remuneration Committee may either decide that the award will vest in full or that the award will be treated in the same way as in (ii) above; and

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse.

The Remuneration Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

7.4.11 ***Change of control***

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company before the release date, the performance target will be measured over the period to the date of the relevant event (or to such other convenient date as the Remuneration Committee may decide). Unless the Remuneration Committee decides otherwise, the number of Ordinary Shares that vest will be pro-rated having regard to the time elapsed since the beginning of the performance period or the date of grant; the time elapsed will be rounded up to the next half-year of the performance period in the case of normal awards and to the next whole year of the performance period in respect of the "top-up Demerger awards".

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in the Company immediately before the change of control, the Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

7.5 The Fiberweb Executive Share Option Plan (the "ESOP")

7.5.1 ***Administration***

The ESOP will be administered by the Remuneration Committee.

7.5.2 ***The sub-plans***

The ESOP is divided into a number of sub-plans as follows:

(i) a share option plan which has been designed to qualify for approval under the ITEPA;

(ii) a share option Plan which is not so designed and which therefore allows options to be granted above the limit required by the ITEPA;

(iii) a share option plan which has been designed to permit the grant of tax-favoured options in the USA;

(iv) a share option plan which has been designed to permit the grant of tax-favoured options in France; and

(v) a share appreciation rights plan under which participants are entitled to a cash payment calculated by reference to the value of Ordinary Shares. For the purposes of the limits on an individual's participation, such rights will be treated as options.

The Remuneration Committee may set up further sub-plans, including ones for employees working overseas.

7.5.3 ***Eligibility***

Participants in the ESOP will be selected by the Remuneration Committee. Participants will be limited to employees (including executive directors of the Group).

7.5.4 ***Options***

Options will entitle the holder to acquire Ordinary Shares. Options may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Options may be granted either by the Company or by the trustees of an employee benefit trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

7.5.5 ***Timing***

Options may be granted in the six weeks following the announcement of the results of the Company for any period, when or shortly after an individual first becomes eligible to participate in the ESOP or is promoted and at other times when the Remuneration Committee considers that exceptional circumstances exist.

7.5.6 ***Exercise price***

The exercise price may not be less than an amount equal to the arithmetic average of the closing middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

7.5.7 ***Individual limit***

The maximum number of Ordinary Shares over which options may be granted to an employee in the same financial year of the Company will normally be limited so that the aggregate cost of exercise does not exceed 150% of his annual pay. In exceptional circumstances, the Remuneration Committee may increase this limit to 200%.

Otherwise than in exceptional circumstances, an employee may not receive both an option under the ESOP and an award under the LTIP in the same calendar year.

7.5.8 ***Performance targets***

Options will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Remuneration Committee, materially easier or more difficult to satisfy than it was when the option was granted.

7.5.9 ***Exercise of options***

Options will normally be exercisable in whole or in part during such period as the Remuneration Committee may have determined at the date of grant. Such period may not start earlier than the third anniversary of, nor end later than the 10th anniversary of, the date of grant. Options may normally only be exercised if and to the extent that they have vested (that is, the performance target has been met).

7.5.10 ***Termination of employment***

The following rules will apply if a participant ceases to be employed within the Group:

(i) if a participant ceases to be employed within the Group for any reason (except one justifying summary dismissal), he may exercise any vested option, if at all, in the 12 months (or within

such shorter period as the Remuneration Committee may decide) following the later of the date on which his employment ends and the third anniversary of grant;

(ii) if a participant leaves for a permitted reason holding an unvested option, the performance target will be measured (as the Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Remuneration Committee decides otherwise, the option will be reduced having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant. A permitted reason is ill-health, injury, disability or retirement at or after normal retirement age, the transfer outside the Group of the company or business in which the participant works and such other reasons as the Remuneration Committee may decide. Where an option becomes exercisable in these circumstances, it may be exercised within such period as the Remuneration Committee may decide. That period may not exceed 12 months following the date on which the option vests (in any case where the performance period is shortened) and the third anniversary of grant (in any other case);

(iii) if a participant dies, the Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above; and

(iv) if a participant leaves for any other reason other than a permitted reason holding an unvested option, his option will lapse.

The Remuneration Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

7.5.11 ***Change of control***

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company before the start of the exercise period, the performance target will be measured over the period to the date of the relevant event (or such other convenient date as the Remuneration Committee may decide). Unless the Remuneration Committee decides otherwise, the number of Ordinary Shares that vest will be pro-rated having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant.

In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in the Company immediately before the change of control, the Committee may decide that unvested options may not be exercised.

7.6 The Fiberweb Savings-Related Share Option Scheme (the "SAYE Scheme")

7.6.1 ***Administration***

The SAYE Scheme will be administered by the Board.

7.6.2 ***Eligibility***

All UK resident employees (including executive directors working 25 hours or more per week) of the Company, or any subsidiary nominated to join in the SAYE Scheme, who have met the qualifying period of employment (if any) set by the Board will be eligible to participate in any invitation. The qualifying period of employment may not be more than five years of continuous service. The Board has the discretion to invite other employees of the Group to participate.

7.6.3 ***Options***

Options will entitle the holder to acquire Ordinary Shares. Options may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Options may be granted either by the Company or by the trustees of an employee trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

7.6.4 *Timing*

Invitations to apply for options may be issued in the period beginning three weeks before and ending six weeks after the announcement of the results of the Company for any period and at other times when the Committee considers that exceptional circumstances exist.

7.6.5 *Exercise price*

The exercise price may not be less than an amount equal to 80% of the arithmetic average of the middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for such five consecutive dealing days as the Board may select in the thirty day period immediately preceding the date of grant.

7.6.6 *Savings contract*

As a condition of the grant of an option, an eligible employee must agree to enter into an HM Treasury approved savings contract with a bank or building society under which the employee agrees to pay monthly contributions over a three or five year period and on the maturity of which a tax-free bonus is payable. The aggregate maximum monthly contribution payable by an employee under all savings contracts linked to the SAYE Scheme may not exceed such sum as the Board may determine, being not more than the amount from time to time be permitted by the ITEPA (currently £250).

7.6.7 *Individual limit*

An option will be over such number of Ordinary Shares as has an aggregate exercise price that is as nearly as possible equal to, but not in excess of, the amount repayable under the relevant savings contract at its maturity.

7.6.8 *Exercise of options*

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date of the related savings contract; this will be the third, fifth or seventh anniversary of the starting date of the savings contract and will depend (where the Board offers a choice) upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or the age at which he is bound to retire in accordance with his terms of employment.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then repayable under the related savings contract (including any interest or bonus).

7.6.9 *Termination of employment*

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date of the related savings contract. If a participant ceases to be employed within the Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at age 60 or at the age at which the participant is bound to retire in accordance with his terms of employment, the sale outside the Group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason except misconduct or impropriety on his part. If a participant ceases to be employed for any other reason, his option will lapse.

7.6.10 *Change of control*

The exercise of options will also be permitted in the event of a change in control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company. In the event of a change in control, participants may surrender their options in return for substitute options over shares in the acquiring company.

7.7 The Fiberweb Share Incentive Plan (the "SIP")

7.7.1 *Constitution*

The SIP will be constituted by a trust deed. The initial trustees have not yet been determined. Trustees who are otherwise eligible to do so will be permitted to participate in the SIP. Save to the extent required by the terms of the trust deed, the SIP will be administered by the Board.

7.7.2 *Operation of the SIP*

On any occasion on which the Board decides to operate the SIP, it may do so on one or more of the following bases:

(i) as a Free Plan;

(ii) as a Partnership Plan; and

(iii) as a Matching Plan.

7.7.3 *Free Plan*

The employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Ordinary Shares which will then be allocated to the eligible employees. The maximum individual allocation of Ordinary Shares under the Free Plan ("Free Shares") in any tax year will be the limit from time to time specified by the ITEPA (currently, £3,000).

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to such individual, team, divisional or corporate performance as the Board may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Board may decide. If a participant ceases to be employed by the Group before the end of this period, his Free Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Board may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Board may provide that his Free Shares will be forfeited.

7.7.4 *Partnership Plan*

Under the Partnership Plan, an eligible employee may enter into an agreement with the Company to allocate part of his pre-tax salary each year to acquire Ordinary Shares ("Partnership Shares"). The maximum allocation may not exceed that from time to time permitted by the ITEPA (currently, £1,500 of, if lower, 10% of salary). The agreement may either provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made or for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period.

A participant may withdraw his Partnership Shares at any time and must do so on ceasing to be employed within the Group but, if he does so before the Partnership Shares have been held in the trust for five years, he may incur an income tax and national insurance liability.

7.7.5 *Matching Plan*

If the Board decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Ordinary Shares ("Matching Shares") which will then be allocated to the eligible employees up to the maximum ratio from time to time permitted by the ITEPA (currently 2:1).

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Board may decide. If a participant ceases to be employed within the Group before the end of this period, his Matching Shares must be withdrawn

from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Board may decide) other than for a specified reason such as redundancy or disability or withdraws his Partnership Shares from the trust before the end of the minimum three-year period, the Board may provide that his Matching Shares will be forfeited.

7.7.6 ***Eligibility***

All UK resident employees of the Company and its participating subsidiaries who have not less than 18 months' continuous service or, for Partnership or Matching Shares where there is an accumulation period, six months' continuous service (or, in each case, such shorter period, if any, as the Board may decide) must be eligible to participate in the SIP. Other employees may be eligible to participate in the SIP at the Board's discretion.

7.7.7 ***Subscription price***

The subscription price of any Free or Matching Shares issued will be determined by the Board. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of that period if lower.

7.7.8 ***Dividends***

The Board may provide that any dividends paid on the Free, Partnership or Matching Shares will either be paid to the participants or re-invested in the purchase of additional Ordinary Shares to be held in the SIP for a period of three years.

7.7.9 ***Voting rights***

The Board may provide that the voting rights attributable to the Ordinary Shares of a participant may not be exercised whilst the Ordinary Shares are held in the trust. Alternatively, the participant may be allowed to direct the trustees how to exercise those voting rights. The trustees will not, however, exercise the voting rights attributable to the Ordinary Shares held in the trust except in accordance with the participant's instructions.

7.7.10 ***Change of control, reorganisations etc***

In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

7.8 The employee trust

The Plans may be operated in conjunction with one or more employee benefit trusts. Each such trust will be a general discretionary trust whose beneficiaries will include employees of the group and their dependants.

The principal purpose of a trust will be to encourage and facilitate the holding of Ordinary Shares by or for the benefit of employees of the Group. This will be achieved by the trust acquiring Ordinary Shares and distributing them in accordance with the employee share schemes of the Group.

A trust may acquire Ordinary Shares by purchase or, subject to the limits mentioned above, by subscription at a price not less than the nominal value of an Ordinary Share. The funds for the acquisition of Ordinary Shares may be provided by loans and/or contributions by the Company and other members of the Group. Alternatively, funds may be obtained from third party sources and guaranteed by the Company and/or other Group companies.

No Ordinary Shares will be acquired by a trust if to do so would cause the trust or trusts to control more than 5% of the issued ordinary share capital of the Company. For this purpose, any Ordinary Shares which a trust holds as nominee for another person shall be ignored.

8. RETIREMENT BENEFIT ARRANGEMENTS

8.1 UK arrangements

BBA operates two principal pension schemes in the UK: the BBA Income and Protection Plan (the "IPP") and the BBA Group Stakeholder Pension Plan (the "SPP", together with the IPP, the "UK Schemes"). The IPP is a defined benefit occupational scheme and is also used to provide life assurance benefits to employees, including to members of the SPP. The IPP was closed to new members from 1 April 2002.

It is intended that following the Demerger, the BBA Group and the Fiberweb Group will have separate pension arrangements.

Consequently, Fiberweb has established a new pension scheme (the "Fiberweb Scheme"), to take effect from the date of Demerger. The Fiberweb Scheme is a defined contribution stakeholder scheme and provides for an equivalent level of employer and employee contributions to those which apply under the SPP immediately prior to Demerger. Life assurance will be provided separately to eligible employees (at the same levels that currently apply) under a newly established policy of insurance for the Fiberweb Group.

There are approximately 68 current serving employees who are currently active members of the UK Schemes and who will be employed within the Fiberweb Group after the Demerger. They will be offered membership of the Fiberweb Scheme from the date of the Demerger; however, their accrued benefits will remain in the UK Schemes unless and until they retire or make a valid transfer request.

The cessation of participation at Demerger of Terram Limited, a Fiberweb Group company, in the IPP will trigger a statutory debt on Terram Limited under the provisions of the Pensions Act 1995. This debt was estimated as at 30 June 2006 to be approximately £11.5 million. BBA has agreed to make a cash contribution to the IPP of up to £12 million (less any amounts paid by Terram Limited) in connection with this debt, and also to enable the IPP trustee to pursue its medium term objective of strengthening the IPP's funding target and adopting a more conservative investment strategy. Subject to this payment and the satisfaction of certain other conditions, the Trustee of the IPP has confirmed it will not take any action against BBA or any Fiberweb entity in connection with the Demerger.

On this basis, the Pensions Regulator has also confirmed that: (i) it will not seek to impose any liability in respect of the IPP on any Fiberweb entity post-Demerger; and (ii) it will not issue a contribution notice on any retained BBA Group entity as a consequence of the Demerger or the dividend in specie by which the Demerger will be effected.

8.2 US arrangements

Fiberweb Group companies based in the United States offer a number of pension schemes to their employees. These include the Amended and Restated BBA Nonwovens Simpsonville, Inc. Retirement Plan (the "Simpsonville Plan") and the BBA Nonwovens Washougal Retirement Plan for Hourly Employees (the "Washougal Plan").

The Simpsonville Plan, which is sponsored by BBA Nonwovens Simpsonville, Inc., is closed to new participants and the benefit of existing participants is fixed. The Simpsonville Plan has US$42 million in funds under investment and as at 30 June 2006 it had a deficit of US$13,439,000. On an actuarial basis the funds under investment are not sufficient to meet the Pension Benefit Guaranty Corporation standard of 80% of projected funding needs. Accordingly, additional funding contributions are made each calendar quarter in line with regulatory guidance, currently approximately US$1 million per quarter. The actuarial assumptions which have been applied to determine the value of funds under investment in, and the deficit of, the Simpsonville Plan is set out at note 19 to the Accountant's Report on Fiberweb for the six months ended 30 June 2006 in Section 1 Part 8 (Financial information). There are no regulatory or compliance issues with the Simpsonville Plan.

The Washougal Plan, which is sponsored by BBA Nonwovens Washougal, Inc., is an active defined benefit plan—additional union employees can join and future service rendered is considered in determining the value of individual benefits. The Washougal Plan has US$11.4 million in funds under investment and as at 30 June 2006 it had a deficit of US$3,895,000. On an actuarial basis the funds under investment are not sufficient to meet the Pension Benefit Guaranty Corporation standard of 80% of projected funding needs. Accordingly, additional funding contributions are made each calendar quarter in line with regulatory guidance, currently approximately US$250,000 per quarter. The actuarial assumptions which have been applied to determine the value of funds under investment in, and the deficit of, the Washougal Plan is set out at note 19 to the Accountant's Report on Fiberweb for the six months ended 30 June 2006 in Section 1 of Part 8 (Financial information). There are no regulatory or compliance issues with the Washougal Plan.

There are no other defined benefit plans offered in the United States.

9. MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

The Memorandum and Articles of Association contain (amongst others) provisions to the following effect:

9.1 Objects of the Company

The Company's principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in clause 4 of the Memorandum of Association which is available for inspection at the address specified in paragraph 25 below.

9.2 Directors

9.2.1 Appointment of Directors

Directors may be appointed by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting of the Company and is then eligible for election by shareholders. Unless otherwise determined by ordinary resolution of the Company, the Directors shall be not less than two nor more than ten in number.

9.2.2 Retirement of Directors

At every annual general meeting a minimum of one-third of the Directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. Each Director must retire from office at the third annual general meeting of the Company after the annual general meeting in which he was elected. A retiring Director is eligible for re-election. Any Director who is over 70 or who has held office with the Company (other than employment or executive office) for a continuous period of 9 years or more, must retire at the next annual general meeting and shall not be taken into account when determining the number of Directors to retire by rotation.

9.2.3 Removal of Directors by special resolution

The Company may by special resolution remove any Director before the expiration of his period of office.

9.2.4 Remuneration and indemnification of Directors

Each of the Directors shall be paid a fee determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed £5,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any Director who performs services which in the opinion of the Board or any committee go beyond the ordinary duties of a director may be paid such extra remuneration as the Board may decide. Each Director shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a director. The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Companies Act and may do anything to enable a Director to avoid incurring such expenditure, all as provided in the Companies Act. Subject to the provisions of the Companies Act, the Company may indemnify any director or

former director of the Company or any other Company in the Fiberweb Group against any liability and may maintain insurance for any such director or former director against such liability.

9.2.5 Power to award pensions

The Directors may exercise the powers of the Company to give or award pensions, annuities, gratuities and superannuation or other allowances or benefits to any persons who are or have at any time been directors of or employed by or in the service of the Company or any of its subsidiaries, or the relatives or dependants of such person.

9.2.6 Permitted interests of Directors and voting

(i) No Director shall be prohibited by his office from contracting with the Company, nor shall any contract in which any Director is in any way interested be liable to be avoided, nor shall any Director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

(ii) A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period (subject to the provisions of the Companies Act) and upon such other terms as the Board may decide, and may be paid such extra remuneration for so doing as the Board or any committee authorised by the Board may decide.

(iii) A Director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. The Board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the Directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. A Director may also vote on and be counted in the quorum in relation to any of such matters.

(iv) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(v) A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the terms or the termination of his own appointment.

(vi) A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

   (a) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

   (b) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

   (c) the giving to him of any other indemnity where all other Directors are being offered indemnities on substantially the same terms;

(d) the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other Directors are being offered substantially the same arrangements;

(e) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(f) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the company;

(g) any contract concerning any other company (not being a company in which the Director owns 1% or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise;

(h) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(i) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; or

(j) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or Directors or for, or for the benefit of, persons who include Directors.

(vii) A company shall be deemed to be one in which a Director owns 1% or more if he, taken together with any person connected with him, is to his knowledge the holder of or beneficially interested in 1% or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company.

(viii) Where a company in which a Director owns 1% or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(ix) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or as to the entitlement of any Director to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the Board.

(x) A Director who to his knowledge is in any way interested in a contract with the company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

(xi) References in the Articles to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

9.2.7 Allotment of shares

Subject to the provisions of the Companies Act, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the Board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the Board may decide.

9.2.8 Borrowing powers

The business of the Company will be managed by the Directors who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Company. The Board must restrict the borrowings of the Company and exercise all voting and other rights exercisable by the Company in relation to its subsidiaries so as to secure that the aggregate amount from time to time outstanding of all moneys borrowed or secured (as defined in the Articles) by the Company and its subsidiaries (exclusive of borrowings within the Group) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the adjusted capital and reserves (as defined in the Articles).

9.3 Rights, preferences and restrictions attaching to Ordinary Shares

Subject to the provisions of the Companies Act and to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to the Articles, at any general meeting every member present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for every share of which he is a holder.

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the provisions of the Companies Act, the Company may pay interim dividends.

The Directors may deduct from any dividends or other moneys payable in respect of the Company's shares all sums due to the Company in respect of calls or other sums payable in respect of shares which remain unpaid. Except insofar as the rights attaching to any share otherwise provide, all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. The Company in general meeting may direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, provided that such payment is recommended by the Directors. Any dividend not claimed within one year after having been declared may be invested or made use of by the Directors for the benefit of the Company until it is claimed. Any dividend unclaimed after a period of 12 years from the date when it was declared shall be forfeited and revert to the Company.

Every member (except a person in respect of whom the Company is not required by law to issue a certificate) is entitled within the time specified by the Companies Act and without payment to one certificate for all the shares registered in his name.

If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not be entitled to receive notices from the Company unless they have given the Company a new registered address or a postal address within the United Kingdom at which notices may be served or has informed the Company of an address for service by electronic communication.

9.4 Variation of rights

Subject to the provisions of the Companies Act, all or any of the rights attached to any class of shares may from time to time be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. The necessary quorum for such a meeting shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy shall be a quorum.

9.5 General meetings and extraordinary general meetings

Any general meeting of the Company, other than an annual general meeting, shall be called an extraordinary general meeting. The Board shall convene, and the Company shall hold, general

meetings as annual general meetings in accordance with the provisions of the Companies Act. The Board may convene an extraordinary general meeting whenever it thinks fit.

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Act) a resolution of which special notice has been given to the Company shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. A shorter notice period can be approved by agreement of shareholders holding 95% of all shares in issue, or all shareholders in the case of an annual general meeting.

Two members present in person or by proxy and entitled to vote shall constitute a quorum for all purposes. If a quorum is not present within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) from the commencement time of the meeting, the meeting will be adjourned to such time (being not less than 3 days and not more than 28 days thence) and place as may have been specified for the purpose in the notice convening the meeting or, failing this, as the Chairman shall appoint.

At a general meeting, all resolutions shall be decided on a show of hands unless a poll is demanded by the Chairman of the meeting, or five members present in person or by proxy, or by any member or members representing one-tenth of total voting rights of all members or holding one-tenth of all shares in issue.

9.6 Provisions governing transfers of shares

A member may transfer all or any of his uncertificated shares using a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations 2001 and the rules of any relevant system. No provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred.

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee. The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The Directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share unless:

(i) it is in respect of a share which is fully paid up;

(ii) it is in respect of a share on which the Company does not have a lien;

(iii) it is in respect of only one class of shares;

(iv) it is in favour of not more than four joint holders as transferees; and

(v) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty is left at the registered office of the Company or at such other place as the Directors may from time to time determine, to be registered, accompanied by the relevant share certificate and such evidence as the Directors may reasonably require to prove the title of the transferor, and the due execution by him or by a person on his behalf of the transfer.

9.7 Alteration of share capital

The Company may from time to time by ordinary resolution increase its share capital, consolidate or sub-divide all or any of its share capital, and cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. The Company is empowered to purchase its own shares.

There are no provisions or conditions in the Memorandum and Articles of Association governing changes in the share capital of the Company which are more stringent than required by law.

10. ORGANISATION STRUCTURE

The Company is the holding company of the Group. The significant subsidiary undertakings of the Company (being those that the Company considers are likely to have a significant effect on the assessment of the Company's assets and liabilities, financial position or profit and losses) are as follows:

Company	Registered Address	Country of incorporation	Issued Share Capital (fully paid)
Terram Limited	Mamhilad Pontypool Gwent Wales NP4 0YR	England and Wales	11,128,645 ordinary shares with nominal value £1
Corovin GmbH	Woltorfer Str. 124 31224 Peine Germany	Germany	7,200,000 shares with nominal value €0.511
Linotec Development GmbH	Daimlerstr. 3 06449 Aschersleben Germany	Germany	5,000,000 shares issued with nominal value €0.511
BBA Nonwovens Berlin GmbH	Sperenbergerstr. 9 12277 Berlin Germany	Germany	1 share issued with nominal value €4,857,272.870
Blowitex GmbH	Eduard-Rhein Str. 8 53639 Königswinter Germany	Germany	1 share issued with nominal value £100,000
BBA Industrial Nonwovens GmbH	Woltorfer Str. 124 31224 Peine Germany	Germany	1 share with nominal value €51,129,190
Fiberweb France SAS	Zone Industrielle Est, Biesheim-68600, Neuf-Brisach	France	5,850,965 ordinary shares with nominal value €3.50
BBA Fiberweb Italia SpA	Via Bologna 7, Trezzano Rosa, Milano 20060, Italy	Italy	2,000,000 ordinary shares with nominal value €1
Tenotex SpA	Via Padre Albisetti 10, I-24030 Terno d'Isola BG, Italy	Italy	10,000,000 ordinary shares with nominal value €1
Korma SpA	Via C.Maria Maggi, 13/15 20050 Peregallo di Lesmo, Lesmo, Milano, Italy	Italy	4,800 ordinary shares with nominal value €52
BBA Fiberweb Tecnofibra SpA	Via Dante, 75 22070 Carbonate (Como), Italy	Italy	6,500,000 ordinary shares with nominal value €1
BBA Fiberweb Sweden AB	Box 913 Norrköping 601 19 Sweden	Sweden	450,000 ordinary shares with nominal value SEK 100

Company	Registered Address	Country of incorporation	Issued Share Capital (fully paid)
BBA Nonwovens Asia Pacific Limited	Room 1714 China Aerospace Tower Concordia Plaza 1 Science Museum Road Kowloon Hong Kong	Hong Kong	2 ordinary shares with nominal value HK$1
Bidim Ltda	Rua Pedro Rachid, 846, São José dos Campos São Paulo 12211-180 Brazil	Brazil	R$62,664,722
Veratec de Mexico SA de CV	KM 60 Carretera 57 Quertetaro San Luis Potosi 37980 San José Iturbide GTO Mexico	Mexico	$71,551,895
BBA (China) Airlaid Company Ltd	49 The Seventh Avenue, Tianjin Economic Technological Development Area, Tianjin Municipality, 300457 China	China	23,000,000 shares with nominal value US$1
BBA Fiberweb Tenotex	Ctra. Villena-Onteniente, KM 10, E-03460 Benejama (Alicante) Spain	Spain	8,302,214 ordinary shares with nominal value €1
Reemay Inc	75 Beattie Place 2 Insignia Financial Plaza Greenville, SC USA	United States	100,100 common shares
BBA Nonwovens Washougal Inc	Corporation Trust Centre 1209 Orange Street Wilmington DE 19801 USA	United States	400 common shares
BBA Nonwovens Simpsonville Inc	Corporation Trust Centre 1209 Orange Street Wilmington DE 19801 USA	United States	100 common shares

All the Company's principal subsidiary undertakings are incorporated and resident in the United Kingdom unless otherwise stated. All the principal subsidiary undertakings are wholly-owned.

Save for the material subsidiary undertakings disclosed above, the Company does not hold capital in any other subsidiary or associate undertakings that have a significant effect on the assessment of the Company's assets and liabilities, financial position or profits and losses.

In addition to the above, Fiberweb Holdings Limited ("FHL") which is a direct wholly-owned subsidiary of Fiberweb will hold a 50% beneficial interest in CNC (a joint venture company located in Thailand). In the year ending 31 December 2005, CNC's turnover was approximately £13.5 million. As at 27 October 2006, the latest practicable date prior to the posting of this document, change of control approval for the transfer of the BBA Group's interest in CNC to FHL had not yet been received. Therefore, if such consent has not been received on satisfactory terms before completion of the pre-Demerger reorganisation referred to below, the BBA Post-Demerger Group will declare a trust over its interest in CNC in favour of FHL (or, if BBA and Fiberweb determine that this is not possible or efficient from a legal or tax perspective, enter into contractual arrangements that will have, to the extent practicable, a substantially equivalent effect to such a trust, with the intention that the BBA Post-Demerger Group will pass to FHL all benefits accruing

to it in connection with its shareholding in CNC) and FHL and Fiberweb will agree to indemnify the relevant members of the BBA Post-Demerger Group against any loss they may suffer in relation to that interest.

11. PRE-DEMERGER REORGANISATION

There will be a pre-demerger reorganisation of the Fiberweb Business whereby various subsidiaries (which carry on the Fiberweb Business) will be transferred to Fiberweb or to intermediate holding companies wholly-owned by Fiberweb, in order to establish the organisation structure described in this prospectus. As part of this reorganisation, Fiberweb's debts to BBA Group will either be repaid, capitalised or waived and the Fiberweb Group will not owe any amount to the BBA Group and vice versa.

12. ALLOCATION OF DEBT BETWEEN FIBERWEB GROUP COMPANIES AND BBA POST-DEMERGER GROUP COMPANIES

As at 30 September 2006, the net aggregate amount of indebtedness due from Fiberweb Group companies to BBA Post-Demerger Group companies pursuant to intra-BBA Group loans ("Intra-Group Loans") was approximately £312 million. It has been agreed between BBA and Fiberweb that, 2 Business Days before Admission, Fiberweb will pay to BBA approximately £184 million in part-repayment of this indebtedness. Subject to receipt of such payment (together with the repayment of any amounts owing by Fiberweb pursuant to the BBA Credit Facility, as described below) all other Intra-Group Loans between companies in the Fiberweb Group and companies in the BBA Post-Demerger Group (including those created as a result of the pre-Demerger reorganisation described in paragraph 11 above) will be capitalised or waived before Admission.

BBA and Fiberweb have agreed that during the period from (and including) 1 October to the date of Admission, no additional borrowings will be incurred by Fiberweb Group companies from BBA Post-Demerger Group companies for working capital purposes, except for borrowings incurred by Fiberweb from BBA pursuant to the BBA Credit Facility. The last date for drawings by Fiberweb under the BBA Credit Facility is 5 Business Days before Admission and all amounts outstanding under the BBA Credit Facility (including any accrued interest) will be repaid by Fiberweb to BBA 2 Business Days before Admission, following which the BBA Credit Facility will terminate.

It is intended that the part-repayment of the Intra-Group Loans and repayment of the BBA Credit Facility described above (the "Repayments") will be funded from the initial drawdown by Fiberweb under the Facility Agreement (as described in paragraph 13.1 of Part 10 (Additional information)).

Detailed provisions regarding the Repayments and the waiver and capitalisation of indebtedness due from Fiberweb Group companies to BBA Post-Demerger Group companies described above are set out in the Demerger Agreement (a summary of which is set out in paragraph 13.2 of Part 10 (Additional information)).

13. MATERIAL CONTRACTS

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by Fiberweb or any member of the Fiberweb Group either (a) within two years immediately preceding the date of this document which are or may be material; or (b) which contain any provisions under which any of the Fiberweb Group has any obligations or entitlements which are or may be material as at the date of this document, save as disclosed below:

13.1 Financing Arrangements

On 19 October 2006 Fiberweb entered into a revolving credit facility agreement (the "Facility Agreement") between Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Landesbank, London Branch, Citibank, N.A., HSBC Bank plc, Mizuho Corporate Bank, Ltd. and The Royal Bank of Scotland plc as arrangers and Barclays Bank PLC as facility agent (the "Agent") under which certain lenders (the "Lenders") agree to provide a US$439,500,000 multi-currency revolving credit facility (the "Facility") to Fiberweb.

13.1.1 Use of funds under the Facility Agreement

The Facility may be used for the general corporate purposes of Fiberweb, including for the repayment of loans made by BBA Group or its subsidiaries to Fiberweb. Fiberweb intends to use funds from the initial drawdown under the Facility Agreement to repay loans made by BBA Group or its subsidiaries to Fiberweb.

13.1.2 Interest, fees and maturity

Advances under the Facility Agreement bear interest at LIBOR (or EURIBOR for advances in Euros) plus a margin of between 0.80 and 1.50% per annum (plus mandatory costs, if any, incurred by the Lenders to compensate them for compliance with certain regulatory requirements), payable on the repayment date for each advance under the Facility Agreement. The margin is re-set semi-annually according to the ratio of total consolidated net borrowings to EBITDA for the Fiberweb Group. This ratio will be calculated by reference to Fiberweb's audited consolidated accounts and half year unaudited consolidated accounts.

A commitment commission of 40% of the applicable margin is payable on the available but undrawn amount of the Facility. The final repayment date is 19 October 2011. The Facility will amortise so that the total commitments of the Lenders are reduced to the amounts set out below on the dates set out below:

19 October 2008	US$420,000,000
19 October 2009	US$400,000,000
19 October 2010	US$380,000,000

13.1.3 Guarantees

The obligations of Fiberweb under the Facility Agreement will be guaranteed by certain subsidiaries of Fiberweb.

13.1.4 Mandatory and Voluntary Prepayment

The Facility Agreement contains certain mandatory prepayment events including illegality and change of control of Fiberweb. Fiberweb may cancel or prepay the whole or, subject to certain minimum thresholds, any part of the Facility.

13.1.5 Representations, Covenants and Events of Default

The Facility Agreement contains certain warranties and representations which are given by each person who is a borrower or a guarantor. Certain of these representations are to be repeated on each utilisation of the Facility.

The Facility Agreement includes covenants requiring compliance by the Fiberweb Group with certain financial ratios. Fiberweb must ensure that, at any time, the ratio of total consolidated net borrowings to EBITDA of the Fiberweb Group does not exceed 3.5 to 1 (falling to 2.5 to 1 over the life of the Facility) and that the ratio of EBITDA to net interest expenses does not fall below 5 to 1. Compliance with these financial covenants will be tested semi-annually against the latest financial statements of the Fiberweb Group on a rolling 12 month basis.

Under the Facility Agreement there are restrictions on the ability of members of the Fiberweb Group to dispose of or to acquire assets, to create or to permit to subsist security or to incur financial indebtedness (in each case, subject to certain permitted exceptions).

A violation of any of these warranties, representations and covenants may, subject to certain grace periods, constitute an event of default under the Facility Agreement with the result that the amounts outstanding under the Facility (including accrued interest and any other amounts owing) may be declared by the Agent to be due and payable and the Facility cancelled. The Agent (acting on the instructing of the Lenders) is also entitled to accelerate the loans and to cancel the commitments of the Lenders under the Facility upon the occurrence of certain other events, including the failure by Fiberweb to pay any amount due, failure to provide guarantees by subsidiaries whose net assets and turnover together represent not less than 75% of the consolidated net assets and turnover of the Group, misrepresentation or the non-performance of the reporting requirements to which Fiberweb is subject under the Facility Agreement. Such acceleration and

cancellation would occur automatically (without the need for notice from the Agent) upon the occurrence of certain insolvency events relating to the US guarantors.

13.2 Demerger Agreement

The Demerger Agreement was entered into on 30 October 2006 between BBA and the Company to effect the Demerger and govern the relationship between the BBA Post-Demerger Group and the Fiberweb Group following the Demerger.

BBA and the Company have agreed pursuant to the Demerger Agreement that upon the Demerger Dividend being declared by the BBA Board, BBA shall transfer (subject to and with effect from Admission) the Ordinary Shares then owned by BBA (and procure the transfer of any Ordinary Shares then held on behalf of BBA) directly to the BBA Shareholders on the BBA Share Register as at the Demerger Record Time on the basis of one Ordinary Share for four BBA Ordinary Shares and Fiberweb shall register the transfers of the Ordinary Shares to the BBA Shareholders.

13.2.1 Conditionality

The Demerger Agreement is (subject to certain exceptions, such as the provisions relating to the allocation of debt and inter-group indebtedness) conditional on the passing of the Demerger Resolution by BBA Shareholders, the receipt of the Repayments by BBA, no right to terminate the Joint Sponsors' Agreement having been exercised and permission having been granted for Admission.

13.2.2 Indemnities

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by BBA Post-Demerger Group companies for the benefit of Fiberweb Group companies (or vice versa) will be dealt with following the Demerger. Where relevant the beneficiary of such a guarantee must try to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

The Demerger Agreement contains an indemnity pursuant to which BBA indemnifies the Fiberweb Group against any liabilities that arise following Admission that directly relate to any sale or closure of a business by any member of the BBA Group before the date of the Demerger Agreement. There are customary provisions relating to the bringing of claims under this indemnity.

Fiberweb has covenanted that it will not make, and will procure that no member of the Fiberweb Group will make, any "chargeable payments" (as defined in the United Kingdom Income and Corporation Taxes Act 1988) for a period of 5 years following the payment of the Demerger Dividend. BBA has also covenanted that it will not make, and will procure that no member of the BBA Post-Demerger Group will make, any "chargeable payments" (as defined in the United Kingdom Income and Corporation Taxes Act 1988) for a period of 5 years following the payment of the Demerger Dividend. Each party has agreed to indemnify the other (and each of its group members) against any liabilities incurred as a result of any chargeable payment made in breach of this covenant. There are customary provisions relating to the bringing of claims under this indemnity.

Fiberweb has covenanted that it will not take (and will procure that no member of the Fiberweb Group will take) certain specified actions that could have an adverse impact on the tax status of the US element of the pre-Demerger reorganisation of the Fiberweb Group. BBA has also covenanted that it will not take (and will procure that no member of the BBA Group will take) certain specified actions that could have an adverse impact on the tax status of the US element of the pre-Demerger reorganisation of the Fiberweb Group. Each party has agreed to indemnify the other (and each member of its group) against any liabilities incurred as a result of any breach of such covenants. Again, there are customary provisions relating to the bringing of claims under these indemnities.

13.2.3 Access to records

The BBA Post-Demerger Group and the Fiberweb Group will be permitted access to each other's records as reasonably required for a period of six years following the Demerger. In addition the Company has agreed to provide the BBA Post-Demerger Group with certain specified financial

information, including such financial information as the BBA Post-Demerger Group may reasonably require in order to prepare its full-year accounts for 2006, and vice versa.

13.2.4 Assets

BBA has agreed that if following Demerger it is found that any assets (including any intellectual property rights) which were used prior to Demerger exclusively by Fiberweb Group companies in the course of the Fiberweb Business are in the ownership of the BBA Post-Demerger Group, those assets will be transferred or assigned to Fiberweb for nominal consideration, and vice versa. These obligations will continue for a period of two years following the Demerger.

13.2.5 Contracts

The Demerger Agreement contains provisions in respect of certain outstanding contracts which have been entered into by a BBA Post-Demerger Group company in relation to matters exclusively affecting the Fiberweb Business, and vice versa. The parties will try to novate such contracts on terms to be agreed with the relevant third party and the Demerger Agreement contains provisions relating to the treatment of such contracts pending such novation. The Demerger Agreement also contains provisions relating to certain outstanding contracts that have been entered into by a BBA Group company in relation to matters that affect companies in both the Fiberweb Group and the BBA Post-Demerger Group.

13.2.6 CNC

The Demerger Agreement contains provisions relating to the shares held by the BBA Post-Demerger Group in CNC (a joint venture company located in Thailand). As described in paragraph 10 of this Part 10, the Demerger Agreement provides that if the relevant change of control approval from the other joint venture shareholders (on satisfactory terms) has not been received for the transfer of those shares to FHL before completion of the pre-Demerger reorganisation referred to above, the BBA Post-Demerger Group will declare a trust over its interest in CNC in favour of FHL (or, if BBA and Fiberweb determine that this is not possible or efficient from a legal or tax perspective, enter into contractual arrangements that will have, to the extent practicable, a substantially equivalent effect to such a trust, with the intention that the BBA Post-Demerger Group will pass to FHL all benefits accruing to it in connection with its shareholding in CNC) and FHL and Fiberweb will agree to indemnify the relevant members of the BBA Post-Demerger Group against any liabilities they may suffer in relation to that interest. In certain circumstances, Fiberweb will also accept an obligation to use all reasonable endeavours to procure all necessary consents, waivers and registrations required to effect the transfer of the BBA Post-Demerger Group's shares in CNC to FHL post-Demerger.

13.2.7 The "BBA" and "Fiberweb" names

Fiberweb has agreed that, following the Demerger, the Fiberweb Group will not have any rights to use the name "BBA" (or any confusingly similar name), subject to a 3 month run-off period for existing stocks, sales literature and stationery, a 12 month run-off period for buildings and signage, a grace period of up to 3 months for the relevant Fiberweb Group entities to pass the required resolutions to change their corporate names and a grace period of 3 months for the use of existing trade marks and domain names containing the element "BBA". BBA has agreed to an equivalent restriction in respect of the use of the name "Fiberweb" (or any confusingly similar name) following the Demerger.

13.2.8 Non-solicitation

Each party has covenanted for a period of 12 months following the Demerger not to employ, solicit or entice away certain employees engaged in managerial work employed by the other party's group or involved in the provision of services under the Transitional Services Agreement unless agreed in writing by the parties.

13.2.9 Confidentiality

Fiberweb has agreed to keep certain information on the BBA Post-Demerger Group confidential and vice-versa, in each case subject to certain exemptions (for instance if disclosure is required by law).

13.2.10 Allocation of debt and inter-group indebtedness

The Demerger Agreement contains detailed provisions relating to the Repayments and the waiver and capitalisation of certain indebtedness due from Fiberweb Group companies to BBA Post-Demerger Group companies as more particularly described in paragraph 12 of this Part 10.

The Demerger Agreement also contains provisions to reflect the agreement that upon the Demerger Fiberweb should be entitled to a proportion of the economic benefits, and responsible for a proportion of the economic liabilities, in respect of certain interest rate swaps entered into before the date of the Demerger Agreement by members of the BBA Post-Demerger Group for the benefit of the BBA Group.

13.2.11 Reorganisation

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the Fiberweb Group referred to in paragraph 11 of this Part 10 which remain outstanding following the date of the Demerger Agreement shall be finalised as soon as reasonably practicable thereafter.

13.2.12 Retirement benefit schemes

In relation to retirement benefit arrangements in the UK, the Demerger Agreement confirms that Terram Limited will cease to participate in the IPP at completion of the Demerger, and contains provisions in relation to the establishment of the Fiberweb Scheme.

In relation to retirement benefit schemes in the US, the Demerger Agreement confirms that the Demerger will have no impact on any of the existing retirement plans, which will continue to be in place immediately after the Demerger.

13.2.13 Share schemes

The Demerger Agreement contains provisions relating to (i) the entitlements of participants in the various BBA Group Share Schemes who are employed by a member of the Fiberweb Group; and (ii) the withholding (on account of tax and social security contributions) and reporting requirements that arise in relation to current and former employees of the Fiberweb Group in respect of their entitlements in those schemes and the proposals in relation to them.

13.2.14 Taxation

In addition to indemnities for liabilities arising from "chargeable payments", the Demerger Agreement contains indemnities relating to certain potential UK and non-UK general tax liabilities. There are also indemnities for certain tax liabilities associated with US aspects of the pre-Demerger reorganisation. The indemnities are subject to certain limitations and exclusions.

13.2.15 Employee matters

The Demerger Agreement contains provision relating to the allocation of liabilities between BBA and Fiberweb in respect of transaction bonuses payable to certain of the BBA Group employees as a result of the Demerger.

The Demerger Agreement also contains various other customary provisions relating to certain employees of the BBA Group, including the allocation between BBA and Fiberweb of pre-Demerger salary costs for certain Fiberweb employees and responsibility for any claims that are made by certain BBA Group employees following the Demerger.

13.2.16 Fiberweb's Richmond head office

The Demerger Agreement contains provisions relating to the transfer of the leases in respect of Fiberweb's head office in Richmond-upon-Thames, London from BBA to Fiberweb.

13.2.17 German organschaft

Certain German subsidiaries of the Fiberweb Group have historically participated in German organschaft (i.e. profit and loss pooling) arrangements with certain German subsidiaries of the BBA Post-Demerger Group (the "Organschaft"). These arrangements were terminated with regard to the relevant members of the Fiberweb Group on 30 September 2006 and the Demerger Agreement contains provisions for the relevant payments to be made to and from the relevant participants following the termination of the Organschaft. These payments relate to the German subsidiaries

2005 financial year and to the period 1 January 2006 to 30 September 2006. In some cases, payments will be made on an estimated basis pre-Demerger with the appropriate balancing payments to be made following finalisation of the relevant German companies' accounts for 2005 and 2006.

13.2.18 Costs

The Demerger Agreement specifies the basis on which certain costs, charges and expenses incurred in connection with the Demerger are to allocated between BBA and Fiberweb.

13.2.19 Termination

BBA is entitled to terminate the Demerger Agreement without liability at any time prior to Admission.

13.2.20 Demerger mechanics

The Demerger Agreement also sets out the Demerger mechanics set out in this document.

13.3 Transitional Services Agreement

An agreement was entered into on 30 October 2006 between BBA and the Company in relation to the terms and conditions upon which BBA will provide various services to the Fiberweb Group after the Demerger. The Transitional Services Agreement is conditional on the Demerger becoming effective.

Under the terms of the Transitional Services Agreement, BBA has agreed to provide the Fiberweb Group with, or procure the provision to the Fiberweb Group of, certain services which will be provided on commercial terms and on an arms' length basis, although in certain cases where the service to be supplied will only involve a minimal amount of work by BBA and its employees, Fiberweb will only be required to reimburse BBA for third party costs and expenses involved in supplying such services. The services include the continued provision by BBA to the Fiberweb Group of:

(i) certain internal audit services until 30 June 2007 at a fixed cost per month;

(ii) legal assistance in relation to certain legal matters in the USA by BBA's in-house legal office in Wakefield, USA until 28 February 2007, to be charged on an hourly basis for time incurred by BBA's in-house lawyers in supplying these services;

(iii) the administration of insurance claims in respect of pre-Demerger occurrences for one year following the Demerger at no cost (other than reimbursement of third party expenses);

(iv) internal tax advice relating to certain matters until the end of 2007 at no cost (other than reimbursement of third party expenses) for a specified period of time each month and on an hourly basis for time incurred by BBA employees in supplying these services in excess of that period;

(v) various operational and administrative services in Germany (including in relation to certain accounting and tax matters and cash-pooling) until 28 February 2007 at a fixed cost per month; and

(vi) the procurement of certain health, safety and environmental services by RMT International Inc to the Fiberweb Group (subject to obtaining the necessary consents from RMT International Inc) until the end of 2006. Fiberweb will pay a proportion of the fees and expenses incurred by the BBA Post-Demerger Group in procuring the continued provision of these services to the Fiberweb Group.

The agreement provides for BBA to use its reasonable endeavours to procure the performance of these specified services to Fiberweb in the same manner as such services were provided to Fiberweb prior to the Demerger. In addition to the above costs, Fiberweb will be required to reimburse BBA for all third-party costs and expenses incurred in supplying these services. Fiberweb may terminate the agreement in respect of any service(s) provided to it under the agreement at any time on one month's written notice to BBA (and, in certain cases, one day's notice). Either party may terminate the agreement with immediate effect in case of a material breach by the other party or if the other

party suffers an insolvency event. Liability of BBA is limited to the amount payable by Fiberweb in respect of the services and liability for indirect or consequential loss is excluded.

Under the terms of the Transitional Services Agreement, Fiberweb has agreed to (i) accept receipt of, and provide storage for, certain benefits-related communications on behalf of a Canadian subsidiary of BBA until the end of 2006 at no cost (other than reimbursement of third party expenses); and (ii) use its reasonable endeavours to procure the continued provision of certain operational and administrative services to the BBA Post-Demerger Group in Brazil until 30 March 2007 at a fixed cost per month.

These services will be performed by Fiberweb on similar terms and conditions to those upon which BBA will provide services to Fiberweb under the Transitional Services Agreement.

13.4 Sponsors' Agreement

Pursuant to an agreement dated 31 October 2006 between the Company, BBA, Citigroup and Merrill Lynch (the "Joint Sponsors' Agreement"), the Company and BBA have appointed Citigroup and Merrill Lynch as Joint Sponsors to BBA in connection with the Demerger and to Fiberweb in connection with its application for Admission. Each of BBA and the Company has given indemnities and certain representations, warranties and undertakings to Citigroup and Merrill Lynch which are customary for an agreement of this type. Citigroup and Merrill Lynch are entitled to terminate the Joint Sponsors' Agreement in certain circumstances if they determine that it is not practicable to proceed with Admission.

13.5 Blowitex Acquisition Agreement

A sale and purchase agreement dated 11 April 2006 between Corovin GmbH (a Fiberweb Group company), Mr. Peter Wirz and Blowitex Vliesstoffe International GmbH ("Blowitex") pursuant to which: (i) Corovin purchased the entire issued share capital of Blowitex from Mr Wirz; and (ii) various intellectual property rights were transferred to Blowitex by Mr Wirz, for a consideration of €3.75 million in cash together with a potential earn-out consideration of up to €750,000. The amount of the earn-out consideration will not be calculated until after 31 December 2006. Completion occurred on 5 May 2006. Pursuant to an additional agreement, Corovin designated Blowitex as purchaser of the real estate used by Blowitex from Mr Wirz and his wife for consideration of €1.1 million and, accordingly, Blowitex purchased such real estate.

13.6 P&G Letter of Intent

A letter of intent between P&G International Operations SA and Korma SpA dated 10 March 2006 confirming P&G's intention to enter into a new contractual agreement with Korma for the production of Airlaid material (core and STC). The agreement will be for 5 years commencing on 1 January 2007 and ending on 31 December 2011. The agreement will be subject to the agreed MOA template terms agreed between Fiberweb and P&G.

13.7 P&G Supply Agreement

A supply agreement dated 1 January 2006 between Reemay, Inc. and P&G Paper Products Company for the supply by Reemay to P&G of disposable dryer sheets manufactured according to P&G's product specifications until 31 December 2008.

13.8 Johns Manville Supply Agreement

A supply agreement dated 10 January 2006 between Reemay, Inc. and Johns Manville Company for the supply of Reemay's privately labelled housewrap to Johns Manville. This arrangement continues for a period of three years.

13.9 Amantea Supply Agreement

A supply agreement dated 1 August 2005 between BBA Nonwovens Simpsonville, Inc. and Amantea Nonwovens LLC (a minority contractor) for the supply of BBA Nonwovens Simpsonville's bleached cotton blend products for subsequent resale by Amantea to Tambrands, a subsidiary of P&G.

13.10 Finotech Disposal Agreement

A sale and purchase agreement dated 30 June 2005 between BBA Holding Deutschland GmbH, BBA Group PLC and Clopay Folien GmbH, pursuant to which BBA Holding Deutschland GmbH disposed of its 40% minority interest in Finotech GmbH for an immediate cash consideration of $76 million (£42.6 million) and a deferred cash consideration of $6 million (£3.4 million) received in the second half of 2005.

13.11 Tenotex Acquisition Agreement

A sale and purchase agreement dated 27 September 2004 between BBA Group, Nopco S.A., Dalby Industries Holding S.A. and 5 individuals (the "Others"), pursuant to which BBA, BBA Fiberweb Holdings S.r.l. and BBA Fiberweb Holdings S.L. purchased on a debt and cash free basis the entire issued share capital of Tenotex SpA and Tenotex Nonwovens SA from Nopco S.A., Dalby Industries Holdings S.A. and the Others for a consideration of €62 million. The agreement contains various warranties and indemnities given by Nopco S.A. and Dalby Industries Holding S.A. which are considered normal for a transaction of this nature. The time limits for making claims under certain of these warranties and indemnities have not yet expired.

13.12 P&G Supply Agreement

An agreement dated 10 May 2002 with an effective date of 20 May 2002 between BBA Nonwovens Simpsonville, Inc. and P&G Paper Products Company for the supply by BBA Nonwovens Simpsonville of baby wipe nonwovens materials to P&G until the end of 2008 in accordance with P&G's specifications. The parties have negotiated certain amendments to this agreement, including extending its term by one year to the end of 2009.

13.13 P&G Supply Agreement

An agreement dated 1 January 2001 between P&G European Service GmbH Supply Agreement with BBA (China) Airlaid Company (China) Airlaid relating to PP spunbond 50gsm nonwoven for use in the manufacture of disposable diapers in accordance with P&G specifications for a term of nearly six years.

14. LEGAL AND ARBITRATION PROCEEDINGS

Save as disclosed below, there have not been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the last 12 months which may have, or have had in the recent past, significant effects on the Company's and/or the Group's financial position or profitability.

14.1 In July 2006, Tyco Healthcare attempted to exercise a meet or release clause in its 1988 exclusive supply agreement (the "Supply Agreement") with BBA Nonwovens Simpsonville, Inc. Tyco claimed to have received quotes from other suppliers for substantially similar products at prices lower than those established under the Supply Agreement. Tyco directed BBA Nonwovens Simpsonville, Inc. to meet or better such quotes or they would terminate the Supply Agreement. BBA Nonwovens Simpsonville, Inc. is disputing Tyco's demand as not conforming to the requirements of the Supply Agreement. Tyco's annual purchases under the Supply Agreement are approximately US$6.5 million and if the agreement is terminated, it would represent a loss to Fiberweb of sales of approximately US$20 million.

15. PROPERTY, PLANT AND EQUIPMENT

Details of the Group's main properties are set out below:

15.1 Americas

Company	Location	Tenure	Use	Date term expires
Reemay Inc.	Tennessee, USA	Freehold	Manufacturing site, offices	Not stated
		Leasehold (x2)	Warehouse	Automatic renewal
			Principal place of business	2013 with two 5 year renewals

Company	Location	Tenure	Use	Date term expires
Reemay Inc.	South Carolina, USA	Freehold (x2)	Manufacturing site, offices	Not stated
BBA Nonwovens Simpsonville, Inc.	Wisconsin, USA	Leasehold	Manufacturing site, offices	31 May 2007
BBA Nonwovens Simpsonville, Inc.	Griswoldville, Massachusetts, USA	Freehold	Manufacturing site, offices	Not stated
		Leasehold (x2)	Used for sludge storage	31 October 2013
BBA Nonwovens Simpsonville, Inc.	Simpsonville South Carolina, USA	Freehold	Principal place of business	Not stated
BBA Nonwovens Washougal, Inc.	Washougal, Washington, USA	Leasehold	Principal place of business	31 December 2031
Veratec de Mexico SA de CV	San José Iturbide, Mexico	Freehold	Principal place of business	Not stated
Bidim Ltda	São José dos Campos, Santana, Brazil	Freehold	Principal place of business	Not stated

15.2 Europe

Company	Location	Tenure	Use	Date term expires
Terram Limited	Pontypool, Wales	Leasehold	Principal place of business	2038
BBA Fiberweb Tecnofibra SpA	Como, Italy	Leasehold (x4)	Principal place of business Manufacturing (x3) Warehouse (x1)	All expire 5 September 2015
Tenotex SpA	Bergamo, Italy	Freehold (x3)	Manufacturing site, offices	Not stated
		Leasehold (x2)	Manufacturing site, offices	
Tenotex SpA	Alicante, Spain	Freehold	Leased to Tenotex Nonwovens SA	1 July 2002 — extended automatically unless 6 months notice given
Korma SpA	Bergamo, Italy	Leasehold	Manufacturing site, offices	30 October 2008
BBA Fiberweb Italia SpA	Milan, Italy	Freehold (x7)	Manufacturing site, offices	Not stated
		Leasehold (x2)		December 2006 October 2008
Fiberweb France, SAS	Biesheim, France	Freehold	Manufacturing site, offices	Not stated
BBA Fiberweb Sweden AB	Norrköping, Sweden	Freehold	Manufacturing site, offices	Not stated
BBA Industrial Nonwovens GmbH	Peine, Germany	Leasehold (x2)	Principal place of business	Unlimited
			Warehouse	Unlimited

Company	Location	Tenure	Use	Date term expires
Corovin GmbH	Peine, Germany	Freehold	Principal place of business (office space leased to BBA Industrial Nonwovens GmbH)	Not stated
Linotec Developments GmbH	Aschersleben, Germany	Freehold	Manufacturing site, offices	Not stated
BBA Nonwovens Berlin GmbH	Berlin, Germany	Leasehold	Principal place of business	31 March 2011
Tenotex Nonwovens SA	Alicante, Spain	Freehold (x2)	Manufacturing site Vacant land	Not stated
Tenotex Nonwovens SA	Alicante, Spain	Leasehold	Manufacturing site and offices (leased from Tenotex SpA)	1 July 2002, extended automatically unless 6 months notice given
Blowitex GmbH	Königswinter, Germany	Freehold	Office space, production site and warehouse	Not stated

15.3 Asia

Company	Location	Tenure	Use	Date term expires
BBA (China) Airlaid Company Limited	Tianjin, China	Freehold	Manufacturing site, offices, warehouse, packaging	Not stated
BBA Nonwovens Asia Pacific Limited	Kowloon, China	Leasehold (x2)	Apartment Offices	30 April 2006 31 October 2006
CNC International Co. Ltd	Rayong, Thailand	Leasehold	Manufacturing and offices	31 July 2007

Fee-in-lieu-of-tax ("FILOT") arrangements have been entered into with respect to Fiberweb's Gray Court, South Carolina, Simpsonville, South Carolina, and Bethune, South Carolina, facilities in connection with improvement projects at those facilities. In each case, purchased equipment is sold to and then leased back from the respective County under a 20-year lease. The lease payments equate to the FILOT, which is a reduced personal property tax. The lease can be terminated by the relevant facility for nominal consideration, ending the FILOT and delivering title back to the facility.

Under a 1990 industrial revenue bond arrangement (the "Bond") between Greenville County, South Carolina and Fiberweb's Simpsonville, South Carolina, facility, improvements of up to US$150 million were financed with the proceeds of the Bond. The improvements are leased by the Simpsonville facility from the County with lease payments equating to bond interest and FILOT payment. This arrangement can be terminated at any time by the Simpsonville facility with the retirement of the Bond.

The Company is unaware of any environmental issues that may affect its utilisation of the tangible fixed assets.

16. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES

The Group is involved in research and development of the material aspects of nonwovens technology to develop and deliver world class raw materials, including upstream product developmental activities with customers. The Group is also involved in the development of new, as

well as the improvement of existing, processes and the extension of "best practice" solutions throughout the world. The management of the Group's intellectual property (patents, trade marks, patent information retrieval and competitor monitoring) is carried out by an internal group, which also oversees product stewardship and regulatory affairs.

Fiberweb is an active member of the Nonwovens Research Consortium at North Carolina State University and has exercised options on several patents from this work. Fiberweb has, in each of the past three years, paid an annual subscription of US$17,500 to the Nonwovens Research Consortium. It has also spent a total of US$9,914 over the past three years on trials of pilot equipment. Fiberweb is looking at developing other effective working relationships and strategic partnerships with several key research universities and companies. The Directors believe that this will allow Fiberweb to leverage its investment in R&D more effectively.

17. RELATED PARTY TRANSACTIONS

Save as disclosed in note 26 in Section 1 of Part 8 (Financial information), note 27 in Section 2 of Part 8 (Financial information) and note 24 in Section 3 of Part 8 (Financial information), during the period covered by the historical financial information and up to the date of this document, none of the companies in the Fiberweb Group have entered into transactions with a related party.

18. STATUTORY AUDITORS

The Company's statutory auditors are Deloitte & Touche LLP of Stonecutter Court, One Stonecutter Street, London EC4A 4TR. Deloitte & Touche LLP is a member of the Institute of Chartered Accountants in England and Wales.

19. NO SIGNIFICANT CHANGE

As set out in the statement on current trading on page 9 of this document, the Fiberweb Board believes that the underlying operating profit of Fiberweb in the second half of the year will not exceed the £13.4 million reported for the first half of the year and it expects that the financial performance in 2006 will be below the £44.0 million achieved in 2005.

The lower underlying operating profit relative to the prior year is primarily due to a decline in the gross margin, resulting from continuing high raw materials' prices and Fiberweb being unable to pass the full increase in raw materials' costs on to customers, over-capacity and high utility costs in the UK geotextiles and geosynthetics business, pricing pressure in wipes, and more recently, the slow down in the US housing market and weak volumes from a major customer in baby wipes.

Save as disclosed above, there has been no significant change in the financial or trading position of the Fiberweb Group since the end of the interim financial period to 30 June 2006.

20. INFORMATION CONCERNING THE SECURITIES TO BE OFFERED AND ADMITTED TO TRADING

20.1 Description of Ordinary Shares

The Ordinary Shares, which will be issued subject to the Act and the Fiberweb Articles, will be sterling denominated ordinary shares of 5 pence each in the capital of the Company with the ISIN number GB00B1FMH067. The distribution of Ordinary Shares to Fiberweb Shareholders is expected to take place on 17 November 2006.

The Ordinary Shares will be in registered form. Subject to the provisions of the Uncertificated Securities Regulations, the Directors may permit the holding of the Ordinary Shares in Uncertificated Form and title to such shares may be transferred by means of a relevant system (as defined in the Uncertificated Securities Regulations). Where Ordinary Shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where Ordinary Shares are held in CREST, the relevant CREST stock account of registered members will be credited. The Registrars have responsibility for maintaining the Company's Register.

The rights attaching to the Ordinary Shares, including any limitations of those rights and procedures for the exercise of those rights are outlined in paragraph 9.3 of Part 10 (Additional information). A description of the restrictions on the free transferability of the Ordinary Shares can be found in paragraph 9.6 of Part 10 (Additional information).

20.2 Extraordinary General Meeting

In order to implement the Demerger and Admission, the Extraordinary General Meeting is being convened for 2.15 p.m. on 16 November 2006 at which, amongst other things, the Demerger Resolution will be proposed.

20.3 Securities laws

No action has been or will be taken in any jurisdiction that would permit a public offering of Ordinary Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with such shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the issue of Ordinary Shares, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or buy any of the Ordinary Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

United States of America

Because of the following restrictions, purchasers of Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933 or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Ordinary Shares may be sold outside the United States in accordance with Regulation S.

20.4 Tax

20.4.1 UK tax

The following is a summary of some of the material UK taxation considerations that arise in connection with the holding of Ordinary Shares. It is based on current UK legislation and an understanding of H.M. Revenue & Customs published practice in force at the date of this document. The summary is intended as a general guide only and is not exhaustive and relates only to the position of shareholders who are individuals or corporate shareholders (and not shareholders who are, for instance, collective investment schemes, pension funds or insurance companies), resident or ordinarily resident for tax purposes in (and only in) the UK, who hold their Ordinary Shares beneficially as an investment (other than under a personal equity plan or an individual savings account and other than where acquired by virtue of an employment of the holder of such Ordinary Shares or any other person) and not as trading stock.

The summary below does not constitute tax or legal advice. Any shareholder who is in doubt as to his taxation position, who is resident or otherwise subject to taxation outside the UK, or who requires more detailed information, should consult an independent professional adviser immediately.

Dividends

There is no UK withholding tax on dividends.

A shareholder who is an individual and who receives a dividend from the Company will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual

will, to that extent, pay tax on the gross dividend calculated as 32.5% of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5% of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

A shareholder that is a company resident in the UK for tax purposes will not generally be taxable on any dividend it receives from the Company and it will not be entitled to the payment of the tax credit in respect of those dividends.

Shareholders who are not solely resident in the UK should consult their own tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so.

Disposal of Ordinary Shares

For the purposes of UK taxation of chargeable gains, a disposal of Ordinary Shares by a shareholder may, depending on the shareholder's circumstances, give rise to a chargeable gain or allowable loss. Taper relief may be available to reduce the amount of any gain chargeable to UK tax in the hands of a shareholder who is an individual. Where the shareholder in question is a company, indexation allowance may be available to reduce the amount of chargeable gain arising on the relevant disposal.

Stamp duty and stamp duty reserve tax ("SDRT")

Any transfer on sale of Ordinary Shares will generally be subject to ad valorem stamp duty on the instrument of transfer. Stamp duty is charged at a rate of 0.5% (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally the liability of the purchaser.

A charge to SDRT at the rate of 0.5% of the amount or value of the consideration paid will arise in relation to any unconditional agreement to transfer Ordinary Shares. However, if within six years of the date of the agreement (or, if the agreement is conditional, the date on which the agreement became unconditional), an instrument of transfer is executed pursuant to the agreement and is duly stamped, stamping of the instrument will normally cancel, or give rise to a repayment in respect of, any SDRT payable or paid (as appropriate). SDRT is the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of Ordinary Shares into CREST where such a transfer is made for no consideration. A transfer of Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where Ordinary Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the higher rate of 1.5% (rounded-up if necessary to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the higher rate of 1.5% of the amount or value of the consideration payable. Clearance services may opt, under certain conditions, for the normal rate of SDRT to apply for a transfer of shares into, and to transactions within, the service instead of the higher rate specified above.

No liability to stamp duty or SDRT will generally arise on any allotment and issue of new Ordinary Shares for cash by the Company.

Please note that different stamp duty and SDRT rules apply to agreements made by, amongst others, intermediaries and that certain categories of person may be liable to stamp duty and SDRT at different rates.

20.4.2 United States tax

The following comments summarise certain United States federal income taxation consequences of the Demerger and the ownership and disposition of Fiberweb Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retrospective basis. They are intended only as a

general guide and apply only to Fiberweb Shareholders who are subject to US federal income tax, who are the beneficial owners of BBA Shares or Fiberweb Shares and who hold those BBA Shares or Fiberweb Shares as capital assets for US federal income tax purposes (each such person a "US Holder"). The following comments may not apply to special classes of person such as dealers and traders, financial institutions, insurance companies, persons who acquired their holding by reason of their employment and persons whose functional currency for US federal income tax purposes is not the US dollar. US Holders should consult their own tax advisers concerning the US federal, state, local and non-US tax consequences of the Demerger and the ownership and disposal of Fiberweb Shares. **Any BBA Shareholder or Fiberweb Shareholder who is in any doubt about their taxation position should consult their own professional advisers without delay.**

Demerger

The receipt of Fiberweb Shares by a US Holder should qualify as a tax-free distribution under Section 355(a)(1) of the Code. US Holders are advised that an advance ruling from the US Internal Revenue Service regarding the Demerger has not been sought.

Consequently, the principal US federal income tax consequences of the receipt of Fiberweb Shares for a US Holder should be as follows:

(i) no gain or loss should be recognised by a US Holder upon the receipt of Fiberweb Shares;

(ii) a US Holder should apportion its tax basis in the BBA Shares between such shares and the Fiberweb Shares received in proportion to the relative fair market value of the BBA Shares and the Fiberweb Shares on the date of Admission;

(iii) a US Holder's holding period for the Fiberweb Shares should include the period during which the US Holder held the BBA Shares; and

(iv) a US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the Fiberweb Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Fiberweb Shares.

Taxation of distributions on Fiberweb Shares

Distributions paid on Fiberweb Shares, other than certain *pro rata* distributions of ordinary shares, should be treated as dividends to the extent paid out of Fiberweb's current or accumulated earnings and profits (as determined under US federal income tax principles). Subject to applicable limitations, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. The amount of the dividend should be treated as foreign-source dividend income and should not be eligible for the dividends-received deduction generally allowed to US corporation.

Dividends paid in pounds sterling should be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder's receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise a foreign currency gain or loss in respect of the dividend. A US Holder may have a foreign currency gain or loss if it does not convert the amount of such dividend into US dollars on the date of its receipt.

Sale and other disposition of Fiberweb Shares

A US Holder should recognise US-source capital gain or loss for US federal income tax purposes on a sale or other disposition of Fiberweb Shares in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis, determined in US dollars. Such capital gain or loss should be long term if the US Holder has held the Fiberweb Shares for more than one year.

Passive Foreign Investment Company Rules

Fiberweb believes that it will not be considered a "passive foreign investment company" ("PFIC") for US federal income tax purposes for its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Fiberweb will not be considered a PFIC for any taxable year. If Fiberweb were treated as a PFIC for any taxable year during which a US Holder held a Fiberweb Share, certain adverse tax consequences could apply to the US Holder.

If Fiberweb is treated as a PFIC for any taxable year, gains recognised by such US Holder on a sale or other disposition of a Fiberweb Share would be allocated rateably over the US Holder's holding period for the Fiberweb Share. The amounts allocated to the taxable year of the sale or other disposition and to any year before Fiberweb became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of a Fiberweb Share in excess of 125% of the average of the annual distributions on Fiberweb Shares received by the US Holder during the preceding three years or the US Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including in mark-to-market election) to US Holders that may mitigate the adverse tax consequences resulting from PFIC status. It should be noted that if BBA has ever been a PFIC, certain US Holders may be subject to taxation under the PFIC provisions because of the Demerger. BBA has not examined its potential PFI status in all prior years.

In addition, if Fiberweb were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

Information reporting and backup withholding

Payments of dividends on, and sales proceeds from the sale of, Fiberweb Shares that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct tax payer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

21. ADMISSIONS TO TRADING AND DEALING ARRANGEMENTS

Application has been made to the UKLA for admission of the Ordinary Shares to the Official List and to the London Stock Exchange for admission of the Ordinary Shares to trading on its market for listed securities. It is expected that Admission will become effective and that dealing in the Ordinary Shares will commence by 8.00 a.m. on 17 November 2006.

The Ordinary Shares will be registered in the names of the Fiberweb Shareholders to whom they have been allotted and issued either:

(i) in Certificated Form, with the relevant share certificate to be despatched by post, at the Fiberweb Shareholder's risk, by 1 December 2006; or

(ii) in CREST, with delivery (to the designated CREST account) of the shares expected to take place on 17 November 2006 unless the Company exercises its right to issue such shares in Certificated Form.

No temporary documents of title will be issued. All documents or remittances sent by or to a Fiberweb Shareholder or as they may direct will be sent through the post at their own risk.

22. EXPENSES OF THE DEMERGER AND ADMISSION

The total costs in relation to the Demerger and Admission payable by BBA and the Company, including the London Stock Exchange fee, professional fees and the costs of preparation, printing

and distribution of this document, are expected to be approximately £25.3 million which will be paid by BBA.

23. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE DEMERGER AND ADMISSION

The interests of the Directors in the Ordinary Shares of the Company are as set out in paragraph 4.3 of this Part 10.

Under the terms of its engagement, BBA will pay Citigroup and Merrill Lynch in their capacity as Joint Sponsors and financial advisers a fee contingent on the completion of the Demerger and Admission.

24. CONSENTS

Deloitte & Touche LLP has given and not withdrawn its written consent to the inclusion of its reports and the references to such reports and to its name in the form and context in which they are included and has authorised the contents of its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

Ernst & Young LLP has given and not withdrawn its written consent to the inclusion of its reports and the references to such reports and to its name in the form and context in which they are included and has authorised the inclusion of its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

The Joint Sponsors have given and not withdrawn their written consent to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

25. DOCUMENTS ON DISPLAY

Copies of the following documents are available for inspection during usual Business Hours on any weekday (public holidays excepted) from the date of publication of this document until 16 November 2006, at the offices of Fiberweb, 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW and Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(i) the Memorandum and Articles of Association;

(ii) the historical financial information for the Group for the last three years presented in part 8 of this document;

(iii) the letters of consent referred to in paragraph 24 (Consents) above;

(iv) the Accountant's report by Deloitte & Touche LLP on the financial information of the Company set out in Part 8: "IFRS interim financial information;"

(v) the Accountant's report by Deloitte & Touche LLP on the financial information of the Company set out in Part 8: "IFRS financial information;"

(vi) the Accountant's report by Deloitte & Touche LLP on the financial information of One Company set out in Part 8: "UK GAAP financial information;"

(vii) the Accountant's report by Deloitte & Touche LLP on the unaudited pro forma financial information of the Company set out in Part 10: "Unaudited pro forma financial information;"

(viii) the report by Ernst & Young LLP on the profit forecast set out in Part 7: "Operating and financial review;"

(ix) the Plans; and

(x) the Demerger Agreement.

PART 11

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act" or "Companies Act"	the Companies Act 1985, as amended;
"Admission"	the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities;
"Agent"	has the meaning given to such term in paragraph 13.1 of Part 10 (Additional information);
"Articles of Association" or "Articles"	the Articles of Association of the Company, as further described in paragraph 9 of Part 10 of this document;
"BBA"	BBA Group plc;
"BBA Board"	the board of directors of BBA;
"BBA Credit Facility"	the £10,000,000 multi-currency revolving credit facility made available to Fiberweb by BBA for the period from (and including) 1 October 2006 until the last business day before Admission pursuant to a revolving credit facility agreement dated 29 September 2006 between BBA (as lender) and Fiberweb;
"BBA Group"	BBA and its direct and indirect subsidiaries;
"BBA Ordinary Shares"	ordinary shares of 25 pence in the capital of BBA;
"BBA Share Register"	the register of members of BBA;
"BBA Shareholders"	holders of BBA Ordinary Shares;
"BBA Share Schemes"	the BBA Group 1994 Executive Share Option Scheme; the BBA Group 1995 Share Appreciation Rights Plan; BBA Group 2004 Long-Term Incentive Plan; the BBA Group 1994 Savings-Related Share Option Scheme; and the BBA Group 2004 Savings-Related Share Option Scheme;
"BBA Post-Demerger Group"	means BBA and its direct and indirect subsidiaries and subsidiary undertakings, excluding the Fiberweb Group;
"Blowitex"	Blowitex Vliesstoffe International GmbH;
"Board"	the board of directors of the Company;
"Bond"	has the meaning given to such term in paragraph 15 of Part 10 (Additional information);
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which banks are open for business (other than solely for trading and settlement in Euro) in London;
"Business Hours"	9.30 a.m. to 5.30 p.m. on a Business Day;
"Certificated" or "in Certificated Form"	not in Uncertificated Form;
"Citigroup"	Citigroup Global Markets Limited;
"CGUs"	cash generating units;
"CNC"	CNC International Co. Ltd;
"Code"	the Internal Revenue Code of 1986 (as amended);
"Combined Code"	the Combined Code on Corporate Governance;

"Company" or "Fiberweb"	Fiberweb plc, a public limited company, registered in England and Wales with registered number 5683352 and whose registered office is 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW;
"Consolidated BBA Shares"	the ordinary shares of BBA as consolidated pursuant to a share consolidation whereby every 25 BBA Ordinary Shares are consolidated into 21 consolidated BBA ordinary shares of $29\frac{16}{21}$ pence each;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations);
"Demerger"	the demerger of the Fiberweb Business of BBA Group plc;
"Demerger Agreement"	the demerger agreement dated 30 October 2006 made between BBA and the Company;
"Demerger Dividend"	the special dividend to be declared on the BBA Group Ordinary Shares at the EGM;
"Demerger Record Time"	the close of business on 4.30 p.m. on 16 November 2006 being the latest time by which transfers of BBA Ordinary Shares must be received for registration by BBA in order to allow transferee's to be recognised as eligible for the Demerger Dividend;
"Demerger Resolution"	the resolution proposing the Demerger to be numbered 1 in the EGM Notice;
"Deposited Shares"	has the meaning given to such term in paragraph 7.3.4 of Part 10 (Additional information);
"Directors"	the directors of the Company, whose names are set out at pages 19 and 164 of this document;
"DRIP"	dividend reinvestment plan;
"DTT"	Deloitte Touche Tohmatsu;
"EBIT"	Operating profit before restructuring costs, non-recurring items, interest and tax;
"EBITDA"	Operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation;
"EGM Notice"	the document to be despatched to BBA Shareholders giving notice of the EGM;
"EPS"	earnings per share;
"ESOP"	the Fiberweb Executive Share Option Plan details of which are set out at paragraph 7.5 of Part 10 (Additional Information);
"EU IAS Regulation"	Regulation on the application of International Accounting Standards (2002);
"Euro" or "€"	the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community;
"Excluded Territories"	Canada, Australia and Japan;
"Executive Directors"	the executive directors of the Company, whose names are set out at page 164 of this document;
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of BBA to be held at New Connaught Rooms, 61–65 Great Queen Street, London WC2B 5DA at 2.15 p.m. on 16 November 2006;

"Facility"	has the meaning given to such term in paragraph 13.1 of Part 10 (Additional Information);
"Facility Agreement"	the facility agreement dated 19 October 2006 between Fiberweb as borrower, the Agent and the Lenders as more particularly described in paragraph 13.1 of Part 10 (Additional Information);
"FHL"	Fiberweb Holdings Limited;
"Fiberweb Business"	the business carried on by the Fiberweb Group;
"Fiberweb Group" or "Group"	the Company and its direct and indirect subsidiaries;
"Fiberweb Scheme"	the new Fiberweb pension scheme as more particularly described in paragraph 8.1 of Part 10 (Additional Information);
"Fiberweb Share Register"	the register of members of Fiberweb;
"Fiberweb Shareholder" or "Shareholder"	a holder of Ordinary Shares;
"Fractional Entitlement Shares"	has the meaning given to such term in paragraph 12 of Part 3(i) (Terms of the Demerger);
"FILOT"	Fee-in-lieu-of-fax;
"Free Plan"	has the meaning given to such term in paragraph 7.7.3 of Part 10 (Additional information);
"Free Shares"	has the meaning given to such term in paragraph 7.7.3 of Part 10 (Additional information);
"FRS"	Financial Reporting Standards;
"FSMA"	Financial Services and Markets Act 2000 (as amended);
"GPE"	Global Process Engineering as more particularly described in paragraph 8.1.2 of Part 5 Information on the Company;
"Group"	the Company and its subsidiary undertakings from time to time;
"IAS"	International Accounting Standards;
"IFRS"	International Financial Reporting Standards;
"Intra-Group Loans"	has the meaning given to such term in paragraph 12 of Part 10 (Additional Information);
"IPP"	the BBA Group Income Protection Plan as more particularly described in paragraph 8.1 of Part 10 (Additional Information);
"ITEPA"	Income Tax (Earnings and Pensions) Act 2003;
"JV Partners"	together Billing & Collection Service Co. Ltd and CPPC Plc;
"Joint Sponsors"	Citigroup and Merrill Lynch;
"Joint Sponsors' Agreement"	the joint sponsors' agreement dated 31 October 2006 between the Company, BBA and the Joint Sponsors;
"Lenders"	has the meaning given to such term in paragraph 13.1 of Part 10 (Additional information);
"Listing Rules"	the listing rules made by the UKLA under FSMA;
"London Stock Exchange"	the London Stock Exchange plc;
"LTIP"	the Fiberweb Long-Term Incentive Plan details of which are set out at paragraph 7.4 of Part 10 (Additional information);
"Matching Plan"	has the meaning given to such term in paragraph 7.7.5 of Part 10 (Additional information);
"Matching Shares"	has the meaning given to such term in paragraph 7.7.5 of Part 10 (Additional information);

"Memorandum"	the Memorandum of Association of the Company, as further described in paragraph 9 of Part 10 (Additional information) of this document;
"Merrill Lynch"	Merrill Lynch International;
"Official List"	the official list maintained by the UKLA for the purposes of Part VI of FSMA;
"Ordinary Shareholders"	the holders of Ordinary Shares;
"Ordinary Shares"	ordinary shares of 5 pence each in the share capital of the Company;
"Organschaft"	has the meaning given to such term in paragraph 13.2.17 of Part 10 (Additional information);
"Original Shares"	has the meaning given to such term in paragraph 5.1 of Part 10 (Additional information);
"Overseas Shareholders"	a Shareholder with a registered address outside of the United Kingdom;
"P&G"	Procter & Gamble;
"P&G Contracts"	has the meaning given to such term in paragraph 3 of Part 2 (Risk factors);
"Partnership Plan"	has the meaning given to such term in paragraph 7.7.4 of Part 10 (Additional information);
"Partnership Shares"	has the meaning given to such term in paragraph 7.7.4 of Part 10 (Additional information);
"PFIC"	passive foreign investment company;
"Plans"	the Share Matching Plan; the LTIP; the ESOP; the SAYE Scheme; and the SIP;
"Profit Forecast"	has the meaning given to such term in paragraph 7.2 of Part 7 (Operating and financial review);
"Prospectus"	the prospectus relating to Fiberweb dated 30 October 2006 accompanying this document;
"Prospectus Rules"	the prospectus rules made by the UKLA for the purposes of Part IV of FSMA;
"Qualifying Shareholders"	Shareholders on the Register on the Record Date except for Overseas Shareholders with a registered address in an Excluded Territory;
"R&D"	research and development;
"Register"	the register of members (holding their Ordinary Shares in Certificated Form) of the Company;
"Registrars"	Capita Registrars, a trading name of Capita IRG Plc;
"Regulatory Information Service"	one of the regulatory information services authorised by the UK Listing Authority to receive, process and disseminate regulatory information from listed companies;
"Remuneration Committee"	the Remuneration Committee established by the Board as more particularly described in paragraph 5.5 of Part 10 (Additional Information);
"Repayments"	has the meaning given to such term in paragraph 12 of Part 10 (Additional information);
"RoW" or "Rest of World"	the world excluding the Americas and Europe;

"SAR"	has the meaning given to such term in paragraph 21 of the Notes to the accounts contained in Part 8 (Financial information);
"SAYE Scheme"	the Fiberweb Savings-Related Share Option Scheme details of which are set out at paragraph 7.6 of Part 10 (Additional information);
"SDRT"	stamp duty reserve tax;
"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	United States Securities Act 1933;
"SEK"	the lawful currency of Sweden for the time being;
"Senior Managers"	those managers employed by the Fiberweb Group whose names are set out at page 165 of this document;
"Share Matching Plan"	the Fiberweb Deferred Share Matching Plan details of which are set out at paragraph 7.3 of Part 10 (Additional information);
"Simpsonville Plan"	the Amended and Restated BBA Nonwovens Simpsonville, Inc. Retirement Plan as more particularly described in paragraph 8.2 of Part 10 (Additional information);
"SIP"	the Fiberweb Share Incentive Plan details of which are set out at paragraph 7.7 of Part 10 (Additional information);
"SPP"	the BBA Group Stockholder Pension Plan as more particularly described in paragraph 8.1 of Part 10 (Additional information);
"sterling" or "£"	the lawful currency of the United Kingdom for the time being;
"Supply Agreement"	has the meaning given to such term in paragraph 14.1 of Part 10 (Additional information);
"Transitional Services Agreement"	the transitional services agreement dated 30 October 2006 between BBA and Fiberweb;
"TS"	technical services;
"TSR"	total shareholder return;
"UK GAAP"	the generally accepted accounting principles in the United Kingdom which are in force from time to time;
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;
"UK Scheme"	the IPP and the SPP;
"US Holder"	has the meaning given to such term in paragraph 20.4.2 (United States tax) in Part 10 (Additional information);
"Uncertificated Form"	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of CREST;
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"United States" "US" or "USA"	the United States of America, its territories and dependencies;
"US Dollar" or "$"	the lawful currency of the United States for the time being; and
"Washougal Plan"	The BBA Nonwovens Washougal Retirement Plan for Hourly Employees as more particularly described in paragraph 8.2 of Part 10 (Additional information).

GLOSSARY OF TECHNICAL TERMS

"ADL" or "acquisition and distribution layer"	commonly found in diapers and some types of feminine hygiene products and adult incontinence products. A layer of material located between the topsheet and superabsorbent polymer layer (typically a high loft, carded material—see "carded"), which is designed to capture liquid and spread it out across the entire absorbent area of the product to minimise potential for leakage and/or odour;
"airlaid"	a method of drylaid, nonwoven production. After an initial mechanical separation, fibres are introduced into an air-stream before being drawn off onto moving forming screen for bonding. The resultant web is high-loft and has the same mechanical characteristics in all directions. Typically, airlaid nonwovens contain a high proportion of woodpulp and may be combined with superabsorbent powders, binders or short staple fibres. Airlaid nonwovens are highly absorbent and are used in the absorbent cores of feminine hygiene products. Airlaid nonwovens are also used in wet and dry wipes because of its absorbency and low cost relative to other nonwovens;
"carded"	in the carded process staple fibers are separated and "combed" (carded) into a web by being fed through toothed, rotating cylinders. The unbonded fibrous web can be bonded through thermal calendering (hot rollers), through adding chemical binding agents or hydroentangling with water jets (see "spunlace"). Carded products tend to cost more than spunbonded materials as they use pre-spun staple fibres. However, in comparison to spunbond or meltblown processes, carded material will offer better loft and softness. Carded nonwovens have applications in hygiene, wipes, apparel and filtration media;
"fabric softener sheets"	a carrier sheet for fabric softener and scents for clothes used predominantly in domestic tumble dryers;
"hydro-entangled"	see "spunlace";
"meltblown"	is a process similar to spunbond in that fibres are spun directly by extruding solid polymer pellets (see "spunbond"). The key difference is in the use of high velocity air to make the fibres thinner. This "blowing" process results in a very fine denier (small diameter) of the fibres. This produces a web that is highly effective as filter media, barrier fabric or highly absorbent. Applications for meltblown nonwovens include filtration media, barrier fabrics and wipes;
"PET" or "polyethylene terephthalate"	is a thermoplastic polymer of the polyester family. It is used extensively in industrial nonwoven applications, due to its tensile strength and heat stability. Polyester fabrics are easily dyed and printed with conventional equipment;
"PE", "polyethylene" or "polythene"	a thermoplastic polymer derived from the polymerisation of ethene. Not widely used in hygiene nonwoven applications, but some niche applications where softness is required;
"PP" or "polypropylene"	is the most widely used thermoplastic polymer for spunbond nonwovens production. It provides the highest yield (fibre per kilogram of polymer) and covering power at the lowest cost because of its low density and is easily recyclable;
"spunbond"	in the spunbond nonwoven process a fabric is produced directly from polymer resins in a single continuous processs. Solid resin pellets are melted and extruded or spun into fibres, which are then cooled and deposited onto a moving laydown belt. The resultant "web" can then

be bonded or consolidated through a variety of means, most commonly thermal calender bonding. Because it is a continuous process it tends to be lower cost per unit than multi-step processes such as carding. Spunbond is used in hygiene, medical, fabric softener sheets, filtration media, furniture and bedding, automotive, geotextiles and roofing markets, to name a few;

"SMS" is a composite process and is a combination of spunbond and meltblown in a multi-layered structure (see "meltblown" and "spunbond"). SMS is usually produced on a single production line with alternate spunbond and meltblown extrusion units ("beams"). SMS is primarily used in hygiene applications such as baby diapers where strength, barrier properties and low basis-weight are required: for example, leg cuffs;

"spunlace" is a nonwoven fabric which has been consolidated using the hydro-entanglement bonding process. In the hydro-entanglement process, water is forced through perforated screens at high pressure. The jets of water are directed at the unbonded "web". Usually carded or airlaid webs are used, although any nonwoven web formation process can be used in theory. The unbonded web is drawn forward on a wire mesh conveyor. The waterjets cause the fibres to become entangled with one another, which has the effect of consolidating the web to form a fabric. Spunlace is predominantly used in wipes applications. Increasingly end-users are requiring a combination of airlaid nonwoven with hydro-entangling to reduce the cost of wipe substrate; and

"wetlaid" wetlaid nonwovens are produced in a process similar to paper-making. A slurry of water, staple fibres or pulp-based raw materials is collected on a screen. Water is removed by squeezing the web between calender rolls and dried in an oven. Wetlaid nonwovens are isotropic and strong and can be used for medical packs and gowns, filtration media and apparel.